Burnet,
Duckworth
& Palmer LLP
Law Firm

07026424

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-19

Via Courier

SUPPL

August 28, 2007

SEC MAIL PROCESSING
RECEIVED
AUG 29 2007
WASH. D.C. 160 SECTION

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are the following:

1. Information Circular with respect to a Plan of Arrangement involving Greenbank Energy Ltd., Rock Energy Inc. and the Securityholders of Greenbank Energy Ltd.;

2. Notice of Special Meeting of Shareholders of Rock Energy Inc. to be held September 26, 2007; and

3. Instrument of Proxy.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Lynda J. Roland

for: Keith A. Greenfield

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

dlw 9/17

Enclosures

cc: Peter Scott
Rock Energy Inc.

G:\058383\0019\Letter to Sec and Exch Comm 07.doc

File No. 82-34785

rockenergy INC.

SEC MAIL PROCESSING RECEIVED
AUG 29 2007
WASH. D.C. 160 SECTION

ROCK ENERGY INC.

NOTICE OF SPECIAL MEETING OF ROCK SHAREHOLDERS TO BE HELD SEPTEMBER 26, 2007

NOTICE IS HEREBY GIVEN that a special meeting (the "**Rock Meeting**") of the holders (the "**Rock Shareholders**") of common shares ("**Rock Shares**") of Rock Energy Inc. ("**Rock**") will be held at the Western Canadian Place Conference Centre, Plus 30, 801 – 6th Street SW, Calgary, Alberta, on September 26, 2007 at 10:00 a.m. (Calgary time) for the following purposes:

(a) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the "**Rock Private Placement Resolution**"), the full text of which is set forth in the accompanying information circular and proxy statement dated August 23, 2007 (the "**Information Circular**") to approve the issuance to ARC Energy Fund 5 of a minimum of 2,469,136 Rock Shares and a maximum of 3,703,704 Rock Shares at a price of $4.05 per share (the "**Rock Private Placement**"), all as more particularly described in the Information Circular;

(b) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the "**Rock Arrangement Resolution**"), the full text of which is set forth in the Information Circular to approve the issuance of up to 6,148,149 Rock Shares pursuant to a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta) involving Greenbank Energy Ltd. ("**Greenbank**"), the Securityholders of Greenbank and Rock, all as more particularly described in the Information Circular; and

(c) to transact such further and other business as may properly be brought before the Rock Meeting or any adjournment thereof.

Specific details of the matters to be put before the Rock Meeting are set forth in the Information Circular.

Each Rock Share entitled to be voted at the Meeting will entitle the holder to one vote at the Rock Meeting in respect of the Rock Private Placement Resolution and the Rock Arrangement Resolution.

The record date (the "**Record Date**") for the determination of Rock Shareholders entitled to receive notice of and to vote at the Rock Meeting is August 23, 2007. Only Rock Shareholders whose names have been entered in the register of Rock Shareholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the Rock Meeting provided that, to the extent a Rock Shareholder has transferred any Rock Shares subsequent to that date and the transferee shareholder, not later than 10 days before the Rock Meeting, establishes ownership of the Rock Shares and demands that the transferee's name be included on the list of holders of Rock Shares eligible to vote at the Rock Meeting, such transferee will be entitled to vote those Rock Shares at the Rock Meeting.

A Rock Shareholder may attend the Rock Meeting in person or may be represented by proxy. Rock Shareholders who are unable to attend the Rock Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Rock Meeting or any adjournment thereof. To be effective, the proxy must be received by Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, by 10:00 a.m. (Calgary time) on the second last business day prior to the date of the Meeting or any adjournment thereof.

The proxyholder has discretion under the accompanying form of proxy to consider such further and other business as may properly be brought before the Rock Meeting or any adjournment thereof. Holders of Rock Shares who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Dated at the City of Calgary, in the Province of Alberta, this 23rd day of August, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF ROCK ENERGY INC.

(signed) "Allen J. Bey"
Allen J. Bey
President and Chief Executive Officer
Rock Energy Inc.

File No. 82-34785

rockenergy

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

SEC MAIL PROCESSING
RECEIVED
AUG 29 2007
WASH. D.C. 160 SECTION

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Form of Proxy - Special Meeting to be held on September 26, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Mountain Time, on September 24, 2007.

08AU07080.E.SEDAR/000001/000001A

Appointment of Proxyholder

I/We being holder(s) of ROCK ENERGY INC. ("Rock") hereby appoint: Allen J. Bey, President and Chief Executive Officer of Rock, of Calgary, Alberta, or failing him, Peter D. Scott, Vice President, Finance and Chief Financial Officer of Rock

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of **ROCK ENERGY INC.** to be held at the Western Canadian Place Conference Centre, Plus 30, 8001 - 6th Street SW, Calgary, Alberta, on September 26, 2007 at 10:00 am and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Issuance of Shares to ARC Energy Fund 5

For **Against**

To approve the issuance to ARC Energy Fund 5 of a minimum of 2,469,136 common shares of Rock and a maximum of 3,703,704 common shares of Rock at a price of $4.05 per share, all as more particularly described in the accompanying information circular and proxy statement dated August 23, 2007 (the "**Information Circular**").

☐ ☐

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2. Plan of Arrangement with Greenbank Energy Ltd.

For **Against**

To approve the issuance of up to 6,148,149 common shares of Rock pursuant to a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta) involving Greenbank Energy Ltd. ("**Greenbank**"), the securityholders of Greenbank and Rock, all as more particularly described in the accompanying Information Circular.

☐ ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

031159 ARO MDBQ

GREENBANK ENERGY LTD.

AND

rockenergy

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS OF GREENBANK ENERGY LTD.
to be held September 26, 2007

and

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF ROCK ENERGY INC.
to be held September 26, 2007

and

NOTICE OF PETITION TO THE COURT OF QUEEN'S BENCH OF ALBERTA

and

INFORMATION CIRCULAR AND PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

GREENBANK ENERGY LTD., ROCK ENERGY INC., AND THE SECURITYHOLDERS OF GREENBANK ENERGY LTD.

and with respect to a

PRIVATE PLACEMENT BY ROCK ENERGY INC.

AUGUST 23, 2007

TABLE OF CONTENTS

APPENDICES

GREENBANK
ENERGY LTD.

RECEIVED
AUG 2 ? 2007
WASH, D.C. 160 SECTION

August 23, 2007

Dear Securityholders:

You are invited to attend a special meeting (the "**Greenbank Meeting**") of the holders ("**Greenbank Securityholders**") of common shares ("**Greenbank Shares**") and equalization warrants to purchase Greenbank Shares ("**Greenbank Equalization Warrants**") (collectively, the "**Greenbank Securities**") of Greenbank Energy Ltd. ("**Greenbank**") to be held at the offices of Greenbank located at 400, 404 – 6th Avenue SW, Calgary, Alberta, at 1:00 p.m. (Calgary time) on September 26, 2007. At the Greenbank Meeting, you will be asked to consider a proposed plan of arrangement (the "**Arrangement**") involving Greenbank and Rock Energy Inc. ("**Rock**"). **If you cannot attend the Greenbank Meeting, simply complete the applicable enclosed form of proxy and submit it as soon as possible.**

Rock and Greenbank entered into an arrangement agreement dated July 31, 2007 (the "**Arrangement Agreement**") which was approved by the Board of Directors of Greenbank. Pursuant to the Arrangement set out therein, Rock will acquire all of the issued and outstanding Greenbank Shares in exchange for common shares ("**Rock Shares**") of Rock and/or cash.

Pursuant to the Arrangement, holders of Greenbank Equalization Warrants will receive for each Greenbank Equalization Warrant one-third (⅓) of a Greenbank Share and then holders of Greenbank Shares (including Greenbank Shares issued to holders of Greenbank Equalization Warrants) will receive for each Greenbank Share, at the election or deemed election of the holder, 0.1732 Rock Shares or $0.70 in cash, subject to a maximum of $15,000,000 of cash consideration being payable by Rock. As ARC Energy Venture Fund 4 ("**ARC**") has committed to elect to receive Rock Shares for all of its Greenbank Securities, any Greenbank Securityholder that elects to receive all cash for its Greenbank Securities will receive all cash.

That the value of the Greenbank Shares has depreciated to $0.70 per share is a disappointment to both the board of directors and management of Greenbank. Unfortunately, less than anticipated drilling and production results, coupled with depressed natural gas prices, has left Greenbank in a position where its assets may be better developed by a company with greater financial resources and a broader portfolio of assets. In addition to offering fair value for the Greenbank Shares at this point in time, the proposed Arrangement also has the benefit of offering alternatives to Greenbank Securityholders pursuant to which you may either carry on with an equity interest in Greenbank's assets by electing share consideration or liquidate your investment by electing cash consideration. For these and other reasons, the board of directors and Greenbank recommends this transaction to its shareholders.

Holders of Greenbank Securities who do not deposit with the Depositary a duly completed Letter of Transmittal and Election Form on or before 1:00 p.m. (Calgary time) on September 24, 2007, or do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein will be deemed to have made an election resulting in them receiving Rock Shares for their Greenbank Shares (including Greenbank Shares issued to holders of Greenbank Equalization Warrants) rather than cash.

The resolution approving the Arrangement must be approved by 66⅔% of the votes cast by the Greenbank Securityholders voting in person or by proxy at the Greenbank Meeting, voting together as a class, and by a majority of the Greenbank Securityholders voting in person or by proxy at the Greenbank Meeting, voting together as a single class, after excluding the votes cast in respect of Greenbank Securities beneficially owned, or over which control or

direction is exercised, by ARC (which holds Greenbank Shares and Greenbank Equalization Warrants representing approximately 42% of the Greenbank Shares on a fully diluted basis). The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta, the approval of Rock shareholders at a special meeting being called to approve the issuance of Rock Shares pursuant to the Arrangement and all necessary regulatory approvals.

Tristone Capital Inc. has provided the board of directors of Greenbank with an opinion that the consideration to be received by the Greenbank Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Greenbank Shareholders. **The board of directors of Greenbank, based upon its own investigations, including its consideration of the fairness opinion of Tristone Capital Inc., has unanimously concluded that the Arrangement is in the best interest of Greenbank and the Greenbank Securityholders and unanimously recommends that Greenbank Securityholders vote in favour of the resolution approving the Arrangement.** Officers, directors and other insiders of Greenbank (including ARC) who own Greenbank Shares and Greenbank Equalization Warrants representing approximately 76% of the Greenbank Shares on a fully diluted basis have agreed to vote in favour of the Arrangement.

This information circular contains a detailed description of the Arrangement, as well as detailed information regarding Rock, Greenbank and the pro forma combined Rock. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Greenbank Meeting in person, please complete and deliver the form of proxy which is enclosed in order to ensure your representation at the Greenbank Meeting.

We look forward to seeing you at the Greenbank Meeting.

Yours very truly,

(signed) "Sig Slotboom"
Sig Slotboom
President and Chief Executive Officer
Greenbank Energy Ltd.

rockenergy

August 23, 2007

Dear Shareholders:

You are invited to attend a special meeting (the "**Rock Meeting**") of the holders ("**Rock Shareholders**") of common shares ("**Rock Shares**") of Rock Energy Inc. ("**Rock**") to be held at the Western Canadian Place Conference Centre, Plus 30, 801 – 6th Street SW, Calgary, Alberta, at 10:00 a.m. (Calgary time) on September 26, 2007. At the Rock Meeting, you will be asked to consider:

(a) the issuance to ARC Energy Fund 5 of a minimum of 2,469,136 Rock Shares at a price of $4.05 per share for proceeds of $10,000,000 and a maximum of 3,703,704 Rock Shares at a price of $4.05 per share for proceeds of $15,000,000 (the "**Rock Private Placement**"); and

(b) the issuance of up to 6,148,149 Rock Shares pursuant to a proposed plan of arrangement (the "**Arrangement**") involving Greenbank Energy Ltd. ("**Greenbank**") and Rock.

If you cannot attend the Rock Meeting, simply complete the applicable enclosed form of proxy and submit it as soon as possible.

Rock and Greenbank entered into an arrangement agreement dated July 31, 2007 (the "**Arrangement Agreement**") which was unanimously approved by the Board of Directors of Rock. Pursuant to the Arrangement set out therein, Rock will acquire all of the issued and outstanding common shares ("**Greenbank Shares**") of Greenbank in exchange for Rock Shares and cash.

Pursuant to the Arrangement, holders of equalization warrants to purchase Greenbank Shares ("**Greenbank Equalization Warrants**") will receive for each Greenbank Equalization Warrant one-third (⅓) of a Greenbank Share and then holders of Greenbank Shares (including Greenbank Shares issued to holders of Greenbank Equalization Warrants) will receive for each Greenbank Share, at the election or deemed election of the holder, 0.1732 Rock Shares or $0.70 in cash, subject to a maximum of $15,000,000 of cash consideration being payable by Rock. Officers, directors, and other insiders of Greenbank have committed to elect to receive approximately $7.2 million in cash for their securities of Greenbank.

Rock will use the proceeds from the Rock Private Placement to fund the payment of cash to those holders of Greenbank Shares and Greenbank Equalization Warrants (collectively, "**Greenbank Securityholders**") who elect to receive cash pursuant to the Arrangement. In the event that Greenbank Securityholders elect to receive in aggregate less than $10,00,000 in cash, Rock will use the proceeds of the Rock Private Placement which exceed such elections to reduce bank indebtedness and for general corporate purposes.

The Arrangement provides the following financial and operational benefits for Rock Shareholders:

(a) the Greenbank assets provide a highly concentrated land position complimentary to Rock's West Central core area with the following benefits:

  (i) significant future drilling opportunities – 28 locations and 8 re-completions;

  (ii) similar stacked gas play structure at shallower depths;

  (iii) year round operations access with access to gas infrastructure;

  (iv) 500-550 boe per day of base production; and

(v) approximately 25,000 net acres of undeveloped land; and

(b) following the completion of the Arrangement, Rock will have:

(i) a stronger portfolio of play type in two core areas which help balance the risk/reward profile including:

- low risk heavy oil and shallow gas assets;
- low risk gas development assets;
- medium risk gas exploitation assets; and
- higher risk gas exploration assets;

(ii) a more balanced commodity portfolio mix (projected to be approximately 58% oil and liquids and 42% gas at closing);

(iii) a larger tax pool base; and

(iv) increased bank credit facilities.

The resolution approving the Rock Private Placement must be approved by 50% of the votes cast by the Rock Shareholders voting in person or by proxy at the Rock Meeting.

The resolution approving the issuance of Rock Shares pursuant to the Arrangement must be approved by 50% of the votes cast by the Rock Shareholders voting in person or by proxy at the Rock Meeting, after excluding the votes cast in respect of Rock Shares beneficially owned, or over which control or direction is exercised by ARC Energy Venture Fund 4 and its associates and affiliates participating in the Arrangement. The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta, the approval of Greenbank securityholders at a special meeting being called to approve the Arrangement and all necessary regulatory approvals.

This information circular contains a detailed description of the Rock Private Placement and the Arrangement, as well as detailed information regarding Rock, Greenbank and the pro forma combined Rock. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Rock Meeting in person, please complete and deliver the form of proxy which is enclosed in order to ensure your representation at the Rock Meeting.

On behalf of the board of directors of Rock, we are pleased to bring the Arrangement and the Rock Private Placement before Rock Shareholders for their approval. Rock believes that the Greenbank assets are strategic, high quality assets that will enhance Rock's portfolio and provide operational balance with year round access and available gas infrastructure. The Rock Private Placement will allow Rock to finance the cash consideration payable pursuant to the Arrangement and ARC Energy Fund 5 will be a strong and knowledgeable major shareholder. We encourage Rock Shareholders to vote for the Rock Private Placement and Arrangement and look forward to seeing you at the Rock Meeting.

Yours very truly,

(signed) "Allen J. Bey"
Allen J. Bey
President and Chief Executive Officer
Rock Energy Inc.

GREENBANK ENERGY LTD.

GREENBANK ENERGY LTD.

NOTICE OF SPECIAL MEETING OF GREENBANK SECURITYHOLDERS TO BE HELD SEPTEMBER 26, 2007

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "**Interim Order**") of the Court of Queen's Bench of Alberta dated August 23, 2007, a special meeting (the "**Greenbank Meeting**") of the holders of common shares ("**Greenbank Shares**") of Greenbank Energy Ltd. ("**Greenbank**") and the holders of equalization warrants to purchase Greenbank Shares ("**Greenbank Equalization Warrants**" and collectively with the Greenbank Shares, the "**Greenbank Securities**") (collectively, the "**Greenbank Securityholders**") will be held at the offices of Greenbank located at 400, 404 – 6th Avenue SW, Calgary, Alberta, on September 26, 2007 at 1:00 p.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "**Greenbank Arrangement Resolution**"), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated August 23, 2007 (the "**Information Circular**") to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta) (the "**Arrangement**"), all as more particularly described in the Information Circular; and

(b) to transact such further and other business as may properly be brought before the Greenbank Meeting or any adjournment thereof.

Specific details of the matters to be put before the Greenbank Meeting are set forth in the Information Circular.

The Greenbank Securityholders will vote together as a single class of securities at the Greenbank Meeting in respect of the Greenbank Arrangement Resolution. Each Greenbank Share and each three (3) Greenbank Equalization Warrants entitled to be voted at the Greenbank Meeting will entitle the holder to one vote at the Greenbank Meeting in respect of the Greenbank Arrangement Resolution.

The record date (the "**Record Date**") for the determination of Greenbank Securityholders entitled to receive notice of and to vote at the Greenbank Meeting is August 23, 2007. Only Greenbank Securityholders whose names have been entered in the register of Greenbank Securityholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the Greenbank Meeting provided that, to the extent a Greenbank Shareholder has transferred any Greenbank Shares subsequent to that date and the transferee shareholder, not later than 10 days before the Greenbank Meeting, establishes ownership of the Greenbank Shares and demands that the transferee's name be included on the list of holders of Greenbank Shares eligible to vote at the Greenbank Meeting, such transferee will be entitled to vote those Greenbank Shares at the Greenbank Meeting.

A Greenbank Securityholder may attend the Greenbank Meeting in person or may be represented by proxy. Greenbank Securityholders who are unable to attend the Greenbank Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Greenbank Meeting or any adjournment thereof. To be effective, the proxy must be received by **Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1** by 1:00 p.m. (Calgary time) on the second last business day prior to the date of the Greenbank Meeting or any adjournment thereof.

The proxyholder has discretion under the accompanying form of proxy to consider such further and other business as may properly be brought before the Greenbank Meeting or any adjournment thereof. Greenbank Securityholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Registered holders of Greenbank Securities have the right to dissent with respect to the Greenbank Arrangement Resolution and, if the Greenbank Arrangement Resolution becomes effective, to be paid the fair value of their Greenbank Securities in accordance with the provisions of Section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. A Greenbank Securityholder's right to dissent is more particularly described in the Information Circular and the text of Section 191 of the *Business Corporations Act* (Alberta) is set forth in Appendix F to the accompanying Information Circular. A dissenting Greenbank Securityholder must send to Greenbank, c/o its counsel, Bennett Jones LLP, 4500, 855 – 2nd Street SW, Calgary, Alberta T2P 4K7, Attention: Darrell Peterson, a written objection to the Greenbank Arrangement Resolution, which written objection must be received by 5:00 p.m. (Calgary time) on the fifth business day immediately preceding the date of the Greenbank Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the *Business Corporations Act* (Alberta) may result in the loss of any right to dissent. Persons who are beneficial owners of Greenbank Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Greenbank Shares are entitled to dissent. Accordingly, a beneficial owner of Greenbank Shares desiring to exercise the right to dissent must make arrangements for the Greenbank Shares beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Greenbank Arrangement Resolution is required to be received by Greenbank or, alternatively, make arrangements for the registered holder of such Greenbank Shares to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 23rd day of August, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF GREENBANK ENERGY LTD.

(signed) "Sig Slotboom"
Sig Slotboom
President and Chief Executive Officer
Greenbank Energy Ltd.

rockenergy

ROCK ENERGY INC.

NOTICE OF SPECIAL MEETING OF ROCK SHAREHOLDERS
TO BE HELD SEPTEMBER 26, 2007

NOTICE IS HEREBY GIVEN that a special meeting (the "**Rock Meeting**") of the holders (the "**Rock Shareholders**") of common shares ("**Rock Shares**") of Rock Energy Inc. ("**Rock**") will be held at the Western Canadian Place Conference Centre, Plus 30, 801 – 6th Street SW, Calgary, Alberta, on September 26, 2007 at 10:00 a.m. (Calgary time) for the following purposes:

(a) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the "**Rock Private Placement Resolution**"), the full text of which is set forth in the accompanying information circular and proxy statement dated August 23, 2007 (the "**Information Circular**") to approve the issuance to ARC Energy Fund 5 of a minimum of 2,469,136 Rock Shares and a maximum of 3,703,704 Rock Shares at a price of $4.05 per share (the "**Rock Private Placement**"), all as more particularly described in the Information Circular;

(b) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the "**Rock Arrangement Resolution**"), the full text of which is set forth in the Information Circular to approve the issuance of up to 6,148,149 Rock Shares pursuant to a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta) involving Greenbank Energy Ltd. ("**Greenbank**"), the Securityholders of Greenbank and Rock, all as more particularly described in the Information Circular; and

(c) to transact such further and other business as may properly be brought before the Rock Meeting or any adjournment thereof.

Specific details of the matters to be put before the Rock Meeting are set forth in the Information Circular.

Each Rock Share entitled to be voted at the Meeting will entitle the holder to one vote at the Rock Meeting in respect of the Rock Private Placement Resolution and the Rock Arrangement Resolution.

The record date (the "**Record Date**") for the determination of Rock Shareholders entitled to receive notice of and to vote at the Rock Meeting is August 23, 2007. Only Rock Shareholders whose names have been entered in the register of Rock Shareholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the Rock Meeting provided that, to the extent a Rock Shareholder has transferred any Rock Shares subsequent to that date and the transferee shareholder, not later than 10 days before the Rock Meeting, establishes ownership of the Rock Shares and demands that the transferee's name be included on the list of holders of Rock Shares eligible to vote at the Rock Meeting, such transferee will be entitled to vote those Rock Shares at the Rock Meeting.

A Rock Shareholder may attend the Rock Meeting in person or may be represented by proxy. Rock Shareholders who are unable to attend the Rock Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Rock Meeting or any adjournment thereof. To be effective, the proxy must be received by Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, by 10:00 a.m. (Calgary time) on the second last business day prior to the date of the Meeting or any adjournment thereof.

The proxyholder has discretion under the accompanying form of proxy to consider such further and other business as may properly be brought before the Rock Meeting or any adjournment thereof. Holders of Rock Shares who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Dated at the City of Calgary, in the Province of Alberta, this 23rd day of August, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF ROCK ENERGY INC.

(signed) "Allen J. Bey"
Allen J. Bey
President and Chief Executive Officer
Rock Energy Inc.

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GREENBANK ENERGY LTD., THE SECURITYHOLDERS OF GREENBANK ENERGY LTD. AND ROCK ENERGY INC.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "**Petition**") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "**Court**") on behalf of Greenbank Energy Ltd. ("**Greenbank**") with respect to a proposed arrangement (the "**Arrangement**") under Section 193 of the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended (the "**ABCA**"), involving Greenbank, the holders of common shares of Greenbank (the "**Greenbank Shareholders**") and the holders of equalization warrants to purchase common shares of Greenbank (collectively with the Greenbank Shareholders, the "**Greenbank Securityholders**") and Rock Energy Inc. ("**Rock**"), which Arrangement is described in greater detail in the Information Circular and Proxy Statement of Greenbank and Rock dated August 23, 2007, accompanying this Notice of Petition. At the hearing of the Petition, Greenbank intends to seek:

(a) a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b) an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(c) an order declaring that the registered Greenbank Securityholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order (the "**Interim Order**") of the Court dated August 23, 2007;

(d) a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on all affected persons on and after the Effective Date, as defined in the Arrangement; and

(e) such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court. 601 – 5th Street SW, Calgary, Alberta, on the 27th day of September, 2007 at 9:30 a.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Greenbank Securityholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose. **Any Greenbank Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court and serve upon Greenbank on or before noon (Calgary time) on September 20, 2007, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court.** Service on Greenbank is to be effected by delivery to the solicitors for Greenbank at the address set out below. If any Greenbank Securityholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Greenbank and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Greenbank Securityholders for the purpose of such securityholders voting upon a

resolution to approve the Arrangement and has directed that registered Greenbank Securityholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as amended by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Greenbank Securityholders or other interested party requesting the same by the under mentioned solicitors for Greenbank upon written request delivered to such solicitors as follows:

Bennett Jones LLP
4500, 855 – 2nd Street SW
Calgary, Alberta T2P 4K7

Attention: Darrell Peterson

DATED at the City of Calgary, in the Province of Alberta, this 23rd day of August, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF GREENBANK ENERGY LTD.

(signed) "Sig Slotboom"
Sig Slotboom
President and Chief Executive Officer
Greenbank Energy Ltd.

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Greenbank for use at the Greenbank Meeting and any adjournment thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Greenbank Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Rock contained in this Information Circular has been provided by Rock. Although Greenbank has no knowledge that would indicate that any of such information is untrue or incomplete, Greenbank does not assume any responsibility for the accuracy or completeness of such information or the failure by Rock to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Greenbank.

This Information Circular is also furnished in connection with the solicitation of proxies by and on behalf of the management of Rock for use at the Rock Meeting and any adjournment thereof. No Person has been authorized to give any information or make any representation in connection with the Rock Private Placement, the Arrangement or any other matters to be considered at the Rock Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Greenbank contained in this Information Circular has been provided by Greenbank. Although Rock has no knowledge that would indicate that any of such information is untrue or incomplete, Rock does not assume any responsibility for the accuracy or completeness of such information or the failure by Greenbank to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Rock.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement, which is attached as Appendix C to this Information Circular. **Greenbank Securityholders are urged to read carefully the full text of the Plan of Arrangement. For assistance, please see the back cover of this Information Circular.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "*Glossary of Terms*". Information contained in this Information Circular is given as of August 23, 2007 unless otherwise specifically stated.

Forward-looking Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements. Readers can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof or other comparable terminology. These forward-looking statements include, without limitation, statements with respect to: the future financial position, business strategy, proposed acquisitions, budgets, projected costs and plans and objectives of or involving Rock, Greenbank or any of their respective affiliates; capital expenditures; access to credit facilities; capital taxes; income taxes; commodity prices; administration costs; expectation of future production rates; components of cash flow and earnings; the timing of the Final Order; the Effective Date of the Arrangement; and the satisfaction of conditions for listing on stock exchanges and the timing thereof. Actual events or results may differ materially. Forward-looking statements are based on the estimates and opinions of Rock's and Greenbank's management at the time the statements were made. In addition, forward-looking statements may include statements attributable to third party industry sources. There can be no assurance that the plans, intentions

or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed below and elsewhere in this Information Circular. Although it is believed that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to: the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, the inability to meet listing standards, the inability to obtain required consents, permits or approvals, including Court approval of the Arrangement, competition from other industry participants, the lack of availability of qualified personnel or management, failure to realize the anticipated benefits of the Arrangement, stock market volatility and the inability to access sufficient capital from internal and external sources, and the risk that actual results will vary from the results forecasted and such variations may be material. Readers are cautioned that the foregoing list is not exhaustive.

The reader is further cautioned that the preparation of financial statements, including unaudited pro forma financial statements, in accordance with Canadian GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The information contained in this Information Circular, including the documents incorporated by reference herein, and the discussion of risk factors included herein or incorporated by reference herein identifies additional factors that could affect the operating results and performance of Rock and Greenbank. You are urged to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and neither Greenbank nor Rock undertakes any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

Barrel of Oil Equivalency

The term barrels of oil equivalent may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet per barrel (6 Mcf: 1 bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Advice to Beneficial Holders of Greenbank Securities

The information set forth in this section is of significant importance to many Greenbank Securityholders, as a number of Greenbank Securityholders do not hold Greenbank Securities in their own name. Greenbank Securityholders who do not hold their Greenbank Securities in their own name should note that only proxies deposited by Greenbank Securityholders whose names appear on the records of Greenbank as the registered holders of Greenbank Securities can be recognized and acted upon at the Greenbank Meeting. If Greenbank Securities are listed in an account statement provided to a Greenbank Securityholder by a broker, then in almost all cases those Greenbank Securities will not be registered in the Greenbank Securityholder's name on the records of Greenbank. Such Greenbank Securities will more likely be registered under the name of the Greenbank Securityholder's broker or an agent of that broker.

Although you may not be recognized at the Greenbank Meeting for the purposes of voting Greenbank Securities registered in the name of your broker or other intermediary, you may attend at the Greenbank Meeting as a

proxyholder for the Registered Holder and vote your Greenbank Securities in that capacity. If you wish to attend the Greenbank Meeting and vote your own Greenbank Securities, you must do so as proxyholder for the Registered Holder. To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Greenbank Meeting. For assistance, please see the back cover of this Information Circular.

See "*General Proxy Matters*".

Advice to Beneficial Holders of Rock Shares

The information set forth in this section is of significant importance to many Rock Shareholders, as a substantial number of Rock Shareholders do not hold Rock Shares in their own name. Rock Shareholders who do not hold their Rock Shares in their own name ("**Beneficial Rock Shareholders**") should note that only proxies deposited by Rock Shareholders whose names appear on the records of Rock as the registered holders of Rock Shares can be recognized and acted upon at the Rock Meeting. If Rock Shares are listed in an account statement provided to a Rock Shareholder by a broker, then in almost all cases those Rock Shares will not be registered in the Rock Shareholder's name on the records of Rock. Such Rock Shares will more likely be registered under the name of the Rock Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Rock Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Rock Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Rock Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Rock Shares for their clients. Rock does not know for whose benefit the Rock Shares registered in the name of CDS & Co. are held. The majority of Rock Shares held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of The Canadian Depositary for Securities Limited.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Rock Shareholders in advance of securityholders meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Rock Shareholders in order to ensure that their Rock Shares are voted at the Rock Meeting. Often, the form of proxy supplied to a Beneficial Rock Shareholder by its broker is identical to the form of proxy provided to registered Rock Shareholders; however, its purpose is limited to instructing the registered Rock Shareholder how to vote on behalf of the Beneficial Rock Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("**Broadridge**"). Broadridge typically mails a scannable voting instruction form (a "**Voting Instruction Form**") in lieu of the form of proxy. The Beneficial Rock Shareholder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the Beneficial Rock Shareholder can call a toll-free telephone number or access the internet to vote the Rock Shares held by the Beneficial Rock Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Rock Shares to be represented at the Rock Meeting. A Beneficial Rock Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Rock Shares directly at the Rock Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Rock Meeting in order to have the Rock Shares voted.

Although you may not be recognized at the Rock Meeting for the purposes of voting Rock Shares registered in the name of your broker or other intermediary, you may attend at the Rock Meeting as a proxyholder for the registered holder of such Rock Shares and vote your Rock Shares in that capacity. If you wish to attend the Rock Meeting and vote your own Rock Shares, you must do so as proxyholder for the registered holder of Rock Shares. To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Rock Meeting. For assistance, please see the back cover of this Information Circular.

Currency

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof, and Appendix E.

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Affiliate" has the meaning ascribed thereto by the Securities Act;

"Aggregate Cash Elections" has the meaning given to that term under "Matters to be Considered at the Meeting of Rock Shareholders – Rock Private Placement".

"AJM" means AJM Petroleum Consultants;

"ARC 3" means ARC Energy Venture Fund 3;

"ARC 4" means ARC Energy Venture Fund 4;

"ARC 5" means ARC Energy Fund 5;

"Arrangement" means the arrangement involving Greenbank, Rock and the Greenbank Securityholders under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement;

"Arrangement Agreement" means the agreement dated July 31, 2007 between Greenbank and Rock with respect to the Arrangement and all amendments, supplements or restatements thereof;

"Arrangement Consideration Election" means the election which Greenbank Securityholders are entitled to make pursuant to the Arrangement as described under "*The Arrangement – Arrangement Consideration Election*";

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

"Associate" has the meaning ascribed thereto by the Securities Act;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta;

"Canadian GAAP" means generally accepted accounting principles in Canada applied on a consistent basis;

"Certificate" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

"Closing Time" shall be 10:00 a.m. (Calgary time) on September 28, 2007 unless otherwise as agreed to by Rock and Greenbank;

"Competing Acquisition Proposal" means, with respect to Greenbank, any inquiry made to Greenbank or its directors or senior officers or any proposal or offer made to Greenbank or its shareholders from or public announcement of an intention by any Person other than Rock that constitutes or may reasonably be expected to lead to: (i) an acquisition of 50% or more of the outstanding Greenbank Shares; (ii) an acquisition of assets of Greenbank having a value equal to or greater than $7,500,000; (iii) an amalgamation, arrangement, merger, or consolidation involving Greenbank and any Person (other than Rock); (iv) a take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, winding-up, reorganization into a royalty trust or income fund, or other form of similar transaction involving Greenbank; or (v) any other transaction, the consummation of which would or could reasonably be expected to materially impede, interfere with, prevent or delay the Arrangement and the

transactions contemplated by the Arrangement Agreement or which would, or could reasonably be expected to, materially reduce the benefits to Rock of the Arrangement and the transactions contemplated by the Arrangement Agreement;

"Court" means the Court of Queen's Bench of Alberta;

"CRA" means the Canada Revenue Agency;

"Depositary" means Investor Services Inc. or such other trust company as may be designated by Rock and Greenbank;

"Dissent Rights" means the rights of a Greenbank Securityholder pursuant to Section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of their Greenbank Securities in respect of which the holder dissents, all in accordance with Section 191 of the ABCA and the Interim Order;

"Dissenting Securityholders" means registered Greenbank Securityholders who validly exercise their Dissent Rights;

"Effective Date" means the date the Arrangement becomes effective under the ABCA which shall be the first Business Day following the Greenbank Meeting or such later date as may be agreed to by Greenbank and Rock;

"Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"Election Deadline" means **1:00 p.m. (Calgary time) on September 24, 2007**;

"Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada, members of the National Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States);

"Fairness Opinion" means the fairness opinion of the Greenbank Financial Advisor dated August 22, 2007, a copy of which is attached as Appendix D to this Information Circular;

"Final Order" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified at any time prior to the Effective Date by any court of competent jurisdiction or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"GLJ" means GLJ Petroleum Consultants Ltd.;

"Governmental Entity" means any applicable: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including the Securities Authorities;

"Greenbank" means Greenbank Energy Ltd., a corporation incorporated pursuant to the ABCA;

"Greenbank AJM Engineering Report" means the report dated May 30, 2007 commissioned by Greenbank and prepared by AJM that reports on reserves attributable to Greenbank as at March 31, 2007;

"Greenbank Arrangement Resolution" means the special resolution in respect of the Arrangement, in substantially the form attached as Appendix A to this Information Circular to be voted upon by Greenbank Securityholders at the Greenbank Meeting;

"Greenbank Board of Directors" or **"Greenbank Board"** means the board of directors of Greenbank as it may be comprised from time to time;

"Greenbank Closing Costs" means the sum of: (i) all amounts required to satisfy the Greenbank Employee Obligations; (ii) the Greenbank Financial Advisors' Fees; (iii) the cost of placing "trailing" (or "run-off") directors' and officers' liability insurance; and (iv) all fees, costs and expenses (including fees for legal and other professional advisors) incurred by or on behalf of Greenbank or in respect of which Greenbank has agreed to be responsible in connection with this Agreement and the transactions contemplated hereby;

"Greenbank Employee Obligations" means any obligations or liabilities of Greenbank to pay an amount to or on behalf of its officers, directors, employees and consultants for: (i) severance, termination or bonus payments in connection with a termination of employment or change of control of Greenbank pursuant to any agreements (written or otherwise) or resolution of the Greenbank Board, pension plans or other plans, Greenbank's severance or other policies or otherwise in accordance with applicable law; or (ii) retention bonus payments pursuant to any agreements (written or otherwise) or resolution of the board of directors of Greenbank, any plans of the Greenbank Board, Greenbank's retention or other policies or otherwise in accordance with applicable Laws, all as set forth in the Greenbank Disclosure Letter (as defined in the Arrangement Agreement);

"Greenbank Equalization Warrants" means the warrants, each evidencing the right issued by Greenbank to the holder to acquire, for no additional consideration, one-third (⅓) of a Greenbank Share in certain circumstances;

"Greenbank Equalization Warrantholders" means holders of issued and outstanding Greenbank Equalization Warrants;

"Greenbank Financial Advisor" means Tristone Capital Inc., the financial advisor to Greenbank in connection with the Arrangement;

"Greenbank Financial Advisor's Fees" means fees payable by Greenbank to the Greenbank Financial Advisor in connection with the Arrangement;

"Greenbank GLJ Engineering Report" means the report dated August 21, 2007 commissioned by Rock and prepared by GLJ that reports on reserves attributable to Greenbank as at July 1, 2007, which report is summarized in Appendix H to this Information Circular;

"Greenbank Information" means the information provided by Greenbank specifically for inclusion in, and actually included in, this Information Circular;

"Greenbank Meeting" means the special meeting of Greenbank Securityholders to be held to consider the Greenbank Arrangement Resolution and such further and other business as may properly be brought before the Greenbank Meeting, and any adjournment thereof;

"Greenbank Option Plan" means the stock option plan of Greenbank effective August 11, 2004 providing for the granting of stock options to directors, officers, employees and consultants of Greenbank;

"Greenbank Options" means the stock options outstanding under the Greenbank Option Plan;

"Greenbank Performance Warrants" means incentive share purchase warrants of Greenbank, each of which entitles the holder to acquire one (1) Greenbank Share at an average exercise price of $2.00 per share on or before 4:30 p.m. (Calgary time) on August 11, 2009, subject to certain performance criteria;

"Greenbank Securities" means the outstanding Greenbank Shares and Greenbank Equalization Warrants, as the case may be;

"Greenbank Securityholders" or **"Securityholders"** means the holders from time to time of Greenbank Shares and Greenbank Equalization Warrants, as the case may be;

"Greenbank Shareholders" means the holders of issued and outstanding Greenbank Shares;

"Greenbank Shares" means the common shares of Greenbank;

"Greenbank Termination Fee" means the termination fee payable upon the occurrence of specified events, as described under *"The Arrangement – Arrangement Agreement – Greenbank Termination Fee"*;

"Holder" or **"Registered Holder"** means a registered holder of Greenbank Securities immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing Greenbank Securities duly endorsed for transfer to such person and, with respect to Greenbank Shares, includes a holder of Greenbank Equalization Warrants who receives Greenbank Shares in exchange for such Greenbank Equalization Warrants;

"Information Circular" means this information circular and proxy statement of Greenbank and Rock dated August 23, 2007 to be mailed by Greenbank to the Greenbank Securityholders in connection with Greenbank Meeting and to be mailed by Rock to the Rock Shareholders in connection with the Rock Meeting;

"insider" shall have the meaning ascribed thereto by the Securities Act;

"Income Tax Act" or **"Tax Act"** or **"ITA"** means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder, as amended from time to time;

"Interim Order" means the Interim Order of the Court concerning the Arrangement dated August 23, 2007 under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, a copy of which order is attached as Appendix B to this Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Laws" means all laws, by-laws, rules, regulations, orders, rulings, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entity, including applicable securities laws;

"Letter of Transmittal and Election Form" means the letter of transmittal and election form accompanying the Information Circular pursuant to which, *inter alia*, a Greenbank Securityholder is required to deliver such Holder's certificates representing Greenbank Securities and make the Arrangement Consideration Election;

"Material Adverse Change" or **"Material Adverse Effect"** with respect to or on Rock or Greenbank, as applicable, means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition, assets or liabilities (contingent or otherwise) of Rock and the Rock Affiliates taken as a whole, or Greenbank, as the case may be, other than any change, effect, event, occurrence, circumstance or state of facts: (i) the factual basis for which has been disclosed by Rock or Greenbank in the Arrangement Agreement, as applicable, or Disclosed by Rock (as defined in the Arrangement Agreement) or Disclosed by Greenbank (as defined in the Arrangement Agreement), as applicable; (ii) relating to general economic or financial conditions, including in Canada or the United States; (iii) relating to the state of securities and commodity markets in general, including in Canada or the United States; (iv) reasonably attributable to the announcement of the Arrangement Agreement or the transactions contemplated thereby, including the reaction or position of any Governmental Entity or any change in the trading price of Rock Shares; (v) relating to the oil and gas industry in general, including without limitation any change in commodity prices, and not specifically relating to Rock or the Rock Affiliates or Greenbank, as applicable; (vi) relating to changes in Laws (including tax Laws) or the interpretation, application or non-application of Laws by Governmental Entities; (vii) which arises out of a matter or action taken (other than by the other Party) in respect of

such Party with the approval, consent or authority of the other Party; or (viii) reflected in the Greenbank GLJ Engineering Report except if the factual basis for the change, effect, event, occurrence, circumstance or state of facts has not been disclosed by Greenbank in the Arrangement Agreement or Disclosed by Greenbank;

"NI 51-101" means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

"Non-Resident" means: (i) a person (other than a partnership) who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"Notice of Meeting" means, as applicable, the Notice of Meeting of Greenbank Securityholders which accompanies this Information Circular or the Notice of Meeting of Rock Shareholders which accompanies this Information Circular;

"Notice of Petition" means the Notice of Petition by Greenbank to the Court for the Final Order which accompanies this Information Circular;

"Parties" means Greenbank and Rock and **"Party"** means either one of them;

"Person" means an individual, partnership, corporation, association, trust, joint venture, unincorporated organization and any government, government department or agency or political subdivision thereof;

"Plan of Arrangement" means the plan of arrangement substantially in the form set out in Schedule A to the Arrangement Agreement as amended or supplemented from time to time in accordance with Article 6 thereof, Section 7.1 of the Arrangement Agreement or upon the direction of the Court in the Final Order;

"Record Date" means August 23, 2007 in respect of the Greenbank Meeting and August 23, 2007 in respect of the Rock Meeting;

"Registrar" means the Registrar appointed under Section 263 of the ABCA;

"Related Party" means, with respect to any Party, any director, officer, employee or consultant of such Party, any Person not dealing at arm's length with such Party (within the meaning of the Tax Act), and any Associate or Affiliate of any of the foregoing Persons;

"Representatives" means, with respect to a Party, the officers, directors, employees, advisors and representatives of such Party;

"Resident" means a person who is not a Non-Resident;

"Rock" means Rock Energy Inc., a corporation continued pursuant to the ABCA;

"Rock Affiliates" means Rock Energy Ltd. and Rock Energy Production Partnership;

"Rock AIF" means Rock's annual information form dated March 15, 2007 for the year ended December 31, 2006;

"Rock Arrangement Resolution" means the ordinary resolution in respect of the issuance of Rock Shares pursuant to the Arrangement to be voted upon by Rock Shareholders at the Rock Meeting;

"Rock Board of Directors" or **"Rock Board"** means the board of directors of Rock as it may be comprised from time to time;

"Rock Engineering Report" means the report dated February 15, 2007 prepared by GLJ that reports on reserves attributable to Rock as at December 31, 2006;

"Rock Information" means the information provided by Rock specifically for inclusion in, and actually included in, the Information Circular;

"Rock Meeting" means the special meeting of Rock Shareholders to be called and held for the purpose of considering the Rock Private Placement Resolution and the Rock Arrangement Resolution and related matters and any adjournments or postponements thereof;

"Rock Options" means the outstanding incentive stock options to acquire 1,536,180 Rock Shares pursuant to the Rock Stock Option Plan;

"Rock Private Placement" means the issuance by Rock to ARC 5 by way of private placement of a minimum of 2,469,136 Rock Shares and a maximum of 3,703,704 Rock Shares at a price of $4.05 per share;

"Rock Private Placement Resolution" means the ordinary resolution in respect of the Rock Private Placement to be voted upon by Rock Shareholders at the Rock Meeting;

"Rock Shareholders" means the holders of issued and outstanding Rock Shares;

"Rock Shares" means the common shares of Rock;

"Rock Stock Option Plan" means the stock option plan of Rock, as amended, effective June 9, 2005 providing for the granting of stock options to directors, officers, employees and consultants of Rock;

"Rock Subscription Agreement" means the subscription agreement described under "Matters to be Considered at the Meeting of Rock Shareholders – Rock Private Placement";

"Rock Termination Fee" means the termination fee payable upon the occurrence of specified events, as described under "*The Arrangement – Arrangement Agreement – Rock Termination Fee*";

"Securities Act" means the *Securities Act* (Alberta), R.S.A. 200 c. S-4, as amended, including the regulations and rules promulgated thereunder;

"Securities Authorities" means the securities commissions or similar securities regulatory authorities in each of the provinces of Canada where Rock is a "reporting issuer" or has similar status;

"Securityholders" means, the Greenbank Securityholders and the Rock Shareholders, as the case may be;

"SEDAR" means the System for Electronic Document Analysis and Retrieval which can be accessed at www.sedar.com;

"Superior Acquisition Proposal" means a bona fide unsolicited written Competing Acquisition Proposal in respect of which the Greenbank Board has determined (acting reasonably and in good faith): (i) to the extent needed to complete such Competing Acquisition Proposal, that funds or other consideration necessary for such Competing Acquisition Proposal is then committed or confirmation is provided from the sources of financing to be used to complete the transaction contemplated by such proposal that such financing is available without delays or conditions (other than the conditions attached to such proposal provided such conditions are in the normal course for transactions of this type); (ii) after consultation with its financial advisors as reflected in the minutes of a meeting of the Greenbank Board, constitutes a transaction that would be, if consummated in accordance with its terms, superior to the transactions contemplated by the Arrangement Agreement from a financial point of view for Greenbank Shareholders; (iii) after receiving the written advice of outside counsel or advice of outside counsel as reflected in the minutes of Greenbank Board, that the taking of action in response to such Competing Acquisition Proposal is necessary for the Greenbank Board to discharge its fiduciary duties under applicable law; and (iv) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal;

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the board of directors thereof and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of existing contracts, agreements and commitments;

"TSX" means the Toronto Stock Exchange; and

"Voting Agreements" means agreements between Rock and certain holders of Greenbank Securities pursuant to which, *inter alia,* such holders have agreed to vote in favour of the Arrangement the Greenbank Securities beneficially owned, directly or indirectly, by them or over which they exercise control or direction.

CONVENTIONS

Certain terms used herein are defined in the "*Glossary of Terms*". Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101. Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with Canadian GAAP.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas	
bbl	barrel	Mcf	thousand cubic feet
bbls	barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGL	natural gas liquids		

Other

AECO	Natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale
boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 boe for 6 Mcf of natural gas
boe/d	barrel of oil equivalent per day
C$	Canadian dollars
m^3	cubic metres
Mboe	1,000 barrels of oil equivalent
MMboe	million barrels of oil equivalent
MM	million
US$	United States dollars
WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade
$000s	thousands of dollars

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
bbls	Cubic metres	0.159
Cubic metres	bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Capitalized terms not otherwise defined herein are defined in the "Glossary of Terms".

The Greenbank Meeting

The Greenbank Meeting will be held at the offices of Greenbank located at 400, 404 – 6th Avenue SW, Calgary, Alberta, on September 26, 2007, commencing at 1:00 p.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting of Greenbank Securityholders. The business of the Greenbank Meeting will be: (i) to consider and vote upon the Arrangement; and (ii) to transact such further and other business as may properly be brought before the Greenbank Meeting or any adjournment thereof. See "*Matters to be Considered at the Greenbank Meeting*".

The Rock Meeting

The Rock Meeting will be held at the Western Canadian Place Conference Centre, Plus 30, 801 – 6th Street SW, Calgary, Alberta, on September 26, 2007, commencing at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting of Rock Shareholders. The business of the Rock Meeting will be: (i) to consider and vote upon the Rock Private Placement; (ii) to consider and vote upon the issuance of Rock Shares pursuant to the Arrangement; and (iii) to transact such further and other business as may properly be brought before the Rock Meeting or any adjournment thereof. See "*Matters to be Considered at the Rock Meeting*".

The Arrangement

General

The Arrangement will result in the acquisition by Greenbank of all of the outstanding Greenbank Equalization Warrants on the basis of one-third (⅓) of a Greenbank Share for each Greenbank Equalization Warrant and then the acquisition by Rock of all of the issued and outstanding Greenbank Shares (including Greenbank Shares issued to holders of Greenbank Equalization Warrants) on the basis of, at the election or deemed election of the holder of each Greenbank Share, 0.1732 Rock Shares or $0.70 in cash for each Greenbank Share subject to a maximum of $15,000,000 of cash consideration being payable by Rock. As ARC 4 has committed to elect Rock Shares for all of its Greenbank Securities, any Greenbank Securityholder that elects to receive all cash for its Greenbank Securities will receive all cash.

Arrangement Steps

The Arrangement involves a number of steps which will be deemed to occur sequentially. See "*The Arrangement – Details of the Arrangement – Arrangement Steps*".

Greenbank Energy Ltd.

Greenbank was formed on April 16, 1999 pursuant to the laws in the Province of Alberta.

Greenbank is a private energy company engaged in the exploration for, and the development and production of, oil and natural gas, primarily in the province of Alberta.

The head office of Greenbank is located at 400, 404 – 6th Avenue SW, Calgary, Alberta T2P 0R9 and the registered office is located at 4500, 855 – 2nd Street SW, Calgary, Alberta T2P 4K7.

The audited financial statements of Greenbank as at and for the years ended March 31, 2007 and 2006, together with the notes thereto and the report of the auditors thereon and the unaudited financial statements of Greenbank as at and for the three months ended June 30, 2007 are attached to Appendix E to this Information Circular as Schedule A.

See Appendix E, "*Information Concerning Greenbank Energy Ltd.*" for a more detailed description of Greenbank.

It is important to recognize that the Greenbank AJM Engineering Report was commissioned by and prepared for Greenbank whereas the Greenbank GLJ Engineering Report attached as Appendix H to this Information Circular was commissioned by and prepared for Rock. The oil and gas reserves and the net present value of the future net revenue associated therewith as contained in the Greenbank GLJ Engineering Report are materially less than those contained in the Greenbank AJM Engineering Report. Given the differences between the two reports, Securityholders are encouraged to review the summaries of both the Greenbank AJM Engineering Report and the Greenbank GLJ Engineering Report contained in this Information Circular. See "*Information Concerning Greenbank Energy Ltd. – Greenbank AJM Engineering Report and Greenbank GLJ Engineering Report*".

Rock Energy Inc.

Rock Energy Inc., formerly Medbroadcast Corporation, changed its name to Rock Energy Inc. effective February 18, 2004 in conjunction with a continuation of Medbroadcast Corporation from the federal jurisdiction of Canada to the jurisdiction of the Province of Alberta.

The head and principal office of Rock is located at 1800, 700 – 9th Avenue SW, Calgary, Alberta T2P 3V4. The registered office of Rock is located at Suite 1400, 350 – 7th Avenue SW, Calgary, Alberta T2P 3N9.

Rock is a reporting issuer, or the equivalent thereof, in the Provinces of British Columbia, Alberta, Saskatchewan, Ontario, Quebec, New Brunswick and Nova Scotia. The Rock Shares trade on the TSX under the symbol "RE".

Rock is engaged in the exploration for and development and production of crude oil and natural gas primarily in Western Canada.

Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions. Rock's current geographic focus is east central Alberta and west central Saskatchewan (which comprises Rock's Plains core area) and the deep basin of Western Alberta (which comprises Rock's West Central core area). As Rock grows, Rock intends to expand operations in the West Central core area as well as develop a third core area.

Rock intends to evaluate acquisitions, both properties and corporate, primarily in its target core areas to compliment future internal operations. Rock will continue to evaluate other acquisition opportunities over time, as Rock continues to grow and execute its business plan.

See "*Information Concerning Rock Energy Inc.*" for a more detailed description of Rock.

Effect of the Arrangement

General

Pursuant to the Arrangement:

(a) holders of Greenbank Equalization Warrants will receive for each Greenbank Equalization Warrant one-third (⅓) of a Greenbank Share; and

(b) holders of Greenbank Shares (including Greenbank Shares issued to holders of Greenbank Equalization Warrants) will receive for each Greenbank Share held, at the election or deemed election of the holder of such Greenbank Share, 0.1732 Rock Shares or $0.70 in cash, subject to a maximum of $15,000,000 of cash consideration being payable by Rock.

See "*The Arrangement – General*", "*The Arrangement – Details of the Arrangement – Arrangement Steps*", "*The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon*" and "*The Arrangement – Canadian Federal Income Tax Considerations*".

Greenbank Options and Greenbank Performance Warrants

It is a condition to the completion of the Arrangement that all outstanding Greenbank Options and Greenbank Performance Warrants have been exercised, cancelled or otherwise terminated. Accordingly, prior to the completion of the Arrangement, management of Greenbank will prepare for execution by holders of Greenbank Options and Greenbank Performance Warrants agreements which provide that all such securities held shall be terminated immediately prior to the Effective Time without the payment of consideration.

Procedure for Exchange of Greenbank Securities

In order to receive their Rock Shares or cash, as applicable, on completion of the Arrangement, Holders of Greenbank Securities must deposit with the Depositary (at the address specified on the last page of the Letter of Transmittal and Election Form) a duly completed Letter of Transmittal and Election Form together with the Holder's certificates representing Greenbank Securities and such other documents as may be required thereby. To the extent that a Holder's certificate(s) representing Greenbank Securities are held by Greenbank, Greenbank will (if so requested in the Letter of Transmittal and Election Form) deposit such certificate(s) with the Depositary on behalf of such Holder.

The Letter of Transmittal and Election Form provides Holders of Greenbank Securities with the ability to elect in respect of the consideration that they will receive pursuant to the Arrangement in exchange for their Greenbank Shares (including Greenbank Shares issued to holders of Greenbank Equalization Warrants).

Greenbank Shareholders whose Greenbank Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to exchange their Greenbank Shares for Rock Shares, or cash, and to elect the consideration that they will receive pursuant to the Arrangement in exchange for their Greenbank Shares.

The use of the mail to transmit certificates representing Greenbank Securities and the Letter of Transmittal and Election Form is at each Holder's risk. Greenbank recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on: (i) the Letter of Transmittal and Election Form; and (ii) certificates representing Greenbank Securities; as applicable, must be guaranteed by an Eligible Institution, unless otherwise provided.

Greenbank Securityholders will not receive Rock Shares and/or cash until they submit to the Depositary a duly completed Letter of Transmittal and Election Form together with the certificates for their Greenbank Securities. Each certificate formerly representing Greenbank Securities that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the Holder to receive Rock Shares.

The Depositary shall deliver to Greenbank Securityholders the Rock Shares and/or cash, as applicable, to which Greenbank Securityholders are entitled as soon as practical and, in any case, no later than three (3) Business Days after the later of the Effective Date and the date that the Depositary receives a duly completed Letter of Transmittal and Election Form together with the certificates for the Greenbank Securities.

Arrangement Consideration Election

Greenbank Securityholders can elect to receive, in consideration for each Greenbank Share deposited under the Arrangement (including Greenbank Shares issued to holders of Greenbank Equalization Warrants) either 0.1732 Rock Shares or $0.70 in cash, subject to a maximum of $15,000,000 of cash consideration being payable by Rock.

As ARC 4 has committed to elect to receive Rock Shares for all of its Greenbank Securities, any Greenbank Securityholder that elects to receive all cash for its Greenbank Securities will receive all cash.

WHERE THE ARRANGEMENT CONSIDERATION ELECTION IS NOT MADE OR WHERE THE ARRANGEMENT CONSIDERATION ELECTION IS NOT PROPERLY MADE, GREENBANK SECURITYHOLDERS WILL BE DEEMED TO HAVE ELECTED TO RECEIVE ROCK SHARES UNDER THE ARRANGEMENT.

Holders of Greenbank Securities who do not deposit with the Depositary a duly completed Letter of Transmittal and Election Form on or before 1:00 p.m. (Calgary time) on September 24, 2007, or do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein will be deemed to have made an election resulting in them receiving Rock Shares for their Greenbank Shares (including Greenbank Shares issued to holders of Greenbank Equalization Warrants) rather than cash.

Treatment of Fractional Shares

No certificates representing fractional Greenbank Shares shall be issued under the Arrangement. In lieu of any fractional Greenbank Share, each registered Greenbank Equalization Warrantholder otherwise entitled to a fractional interest in a Greenbank Share certificate, shall receive the next highest whole number of Greenbank Shares.

No certificates representing fractional Rock Shares shall be issued under the Arrangement. In lieu of any fractional Rock Share, each registered Greenbank Securityholder otherwise entitled to a fractional interest in a Rock Share certificate, shall receive the next highest whole number of Rock Shares.

Background to and Reasons for the Arrangement

By late 2006, Greenbank had expended the $15 million in equity capital that it had raised earlier in the year with less than desired results. Many wells that were brought on production experienced more rapid declines than anticipated and a higher number of uneconomic wells were drilled than anticipated. Early in 2007, the Greenbank Board and management considered the current value of Greenbank, its ability to raise additional capital, and the range of recycle ratios on such capital that would be required to provide a desired rate of return on all capital invested in the company. The Greenbank Board concluded that raising additional equity capital was not a viable alternative. At this point in time, the Greenbank Board appointed a special committee to monitor a restricted capital expenditure budget and debt levels and commenced discussions regarding alternatives to maximize shareholder value. Shareholders were apprised of Greenbank's status in a quarterly report that was delivered in early March 2007.

In early March 2007, the special committee met with the Greenbank Financial Advisor to receive information on the Canadian energy capital and transaction markets. The Greenbank Board subsequently debated corporate sale process alternatives and engaged the Greenbank Financial Advisor to act as the company's financial advisor. A corporate sale process was initiated and initial bids were received in mid June 2007. The Greenbank Board weighed the value represented by such bids against the alternative of continuing the company with a limited budget funded by cash flow and debt and considered the advice provided by the Greenbank Financial Advisor. The Greenbank Board ultimately decided to proceed with the sale of the company.

A limited re-bid process was conducted that resulted in three bids of interest. As all three bids provided share consideration, members of the Greenbank Board and management met with bidder management teams to receive corporate presentations to permit a better assessment of the quality of the share consideration offered. After considering nominal bid values, the strength of the share consideration offered, the preference of Greenbank's major shareholder, and the fact that ARC 5 was willing to backstop a material cash component to the Rock bid, the Greenbank Board authorized its Chairman to negotiate a letter of intent with Rock. Such negotiations occurred and the Greenbank Financial Advisor provided the Greenbank Board with financial advice regarding the proposed transaction, including its view as to the fairness, from a financial point of view, of the proposed transaction. After further deliberation, the Greenbank Board approved the letter of intent and subsequently the Arrangement Agreement.

On July 30, 2007, the Rock Board met to review the terms of the Arrangement Agreement. Management presented the terms of the transaction that had been negotiated with Greenbank. Based on the information it received, the Rock Board approved, *inter alia*, the entering into of the Arrangement Agreement.

On July 31, 2007 Greenbank and Rock entered into the Arrangement Agreement and on August 1, 2007 a press release was issued by Rock announcing the transaction.

Management of Greenbank and Rock believe that the Arrangement has a number of financial and operational benefits:

(a) the transaction will provide investment liquidity for those Greenbank Securityholders who desire such liquidity; and

(b) for existing Rock Shareholders and those Greenbank Securityholders who do not desire liquidity:

  (i) the Greenbank assets will provide a highly concentrated land position complimentary to Rock's West Central core area with the following benefits:

    (A) significant future drilling opportunities – 28 locations and 8 re-completions;

    (B) similar stacked gas play structure at shallower depths;

    (C) year round operations access with access to gas infrastructure;

    (D) 500-550 boe per day of base production; and

    (E) approximately 25,000 net acres of undeveloped land; and

  (ii) following the completion of the Arrangement, Rock will have:

    (A) a stronger portfolio of play type in two core areas which help balance the risk/reward profile including:

      - low risk heavy oil and shallow gas assets;
      - low risk gas development assets;
      - medium risk gas exploitation assets;
      - higher risk gas exploration assets;

    (B) a more balanced commodity portfolio mix (projected to be approximately 58% oil and liquids and 42% gas at closing);

    (C) a larger tax pool base; and

    (D) increased bank credit facilities.

Approval of Securityholders Required for the Arrangement

Greenbank Securityholders

Pursuant to the Interim Order, the number of votes required to pass the Greenbank Arrangement Resolution shall be not less than 66⅔% of the votes cast by Greenbank Securityholders, either in person or by proxy, voting together as a single class at the Greenbank Meeting. In addition, the Greenbank Arrangement Resolution must be approved by

a majority of the votes cast by the Greenbank Securityholders, either in person or by proxy, voting together as a single class at the Greenbank Meeting, after excluding the votes cast in respect of Greenbank Securities beneficially owned, or over which control or direction is exercised, by ARC 4. See "*The Arrangement – Securities Law Matters – Canada*" and "*General Proxy Matters – Greenbank*".

Rock Shareholders

The Rock Arrangement Resolution must be approved by a majority of the votes cast by the Rock Shareholders, either in person or by proxy, voting together at the Rock Meeting, after excluding the votes cast in respect of Rock Shares beneficially owned, or over which control or direction is exercised, by ARC 4 and its Associates and Affiliates participating in the Arrangement.

Fairness Opinion

The Greenbank Board retained the Greenbank Financial Advisor to address the fairness, from a financial point of view, of the consideration to be received by Greenbank Shareholders under the Arrangement. In connection with this mandate, the Greenbank Financial Advisor has prepared the Fairness Opinion. The Fairness Opinion states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of the Greenbank Financial Advisor, the consideration to be received by Greenbank Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Greenbank Shareholders. **The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.** See "*The Arrangement – Fairness Opinion*" and Appendix D, the "*Fairness Opinion*".

Recommendation of the Greenbank Board

The Greenbank Board has unanimously concluded that the Arrangement is in the best interests of Greenbank and the Greenbank Securityholders and unanimously recommends that Greenbank Securityholders vote in favour of the Greenbank Arrangement Resolution.

The Greenbank Board members, the officers of Greenbank and the other insiders of Greenbank and their Associates and Affiliates beneficially own, directly or indirectly, or exercise control or direction over, Greenbank Shares and Greenbank Equalization Warrants representing approximately 76% of the Greenbank Shares on a fully diluted basis and have agreed to vote all of their Greenbank Shares and Greenbank Equalization Warrants in favour of the Greenbank Arrangement Resolution. See "*The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon*".

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See "*The Arrangement – Procedure for the Arrangement Becoming Effective*". An application for the Final Order approving the Arrangement is expected to be made on September 27, 2007 at 9:30 a.m. (Calgary time) at the Court House, 601 – 5th Street SW, Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

Right to Dissent

Pursuant to the Interim Order, Dissenting Securityholders have the right to dissent with respect to the Greenbank Arrangement Resolution by providing a written objection to the Greenbank Arrangement Resolution to Greenbank c/o its counsel, Bennett Jones LLP, 4500, 855- 2nd Street SW, Calgary, Alberta T2P 4K7, Attention: Darrell Peterson, by 5:00 p.m. (Calgary time) on the fifth Business Day immediately preceding the date of the Greenbank Meeting and provided such Holders also comply with Section 191 of the ABCA, as modified by the Interim Order. Provided the Arrangement becomes effective, each Dissenting Greenbank Securityholder will be entitled to be paid the fair value of the Greenbank Shares or Greenbank Equalization Warrants in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. See Appendices B and F for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any Dissent Rights. Persons who are beneficial owners of Greenbank Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the Registered Holder is entitled to dissent. Accordingly, a beneficial owner of Greenbank Shares desiring to exercise its Dissent Rights must make arrangements for such Greenbank Shares beneficially owned to be registered in such holder's name prior to the time the written objection to the Greenbank Arrangement Resolution is required to be received by Greenbank or alternatively, make arrangements for the Registered Holder of such Greenbank Shares to dissent on such holder's behalf. Pursuant to the Interim Order, a Greenbank Securityholder may not exercise its Dissent Rights in respect of only a portion of such holder's Greenbank Shares or Greenbank Equalization Warrants. See "*The Arrangement – Right to Dissent*".

It is a condition to the Arrangement that holders of not more than 5% of the Greenbank Shares and holders of not more than 5% of the Greenbank Equalization Warrants shall have exercised Dissent Rights in relation to the Arrangement that have not been withdrawn as at the Effective Date. See "*The Arrangement – Conditions Precedent to the Arrangement*".

Stock Exchange Listing Approvals

It is a condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the Rock Shares to be issued pursuant to the Arrangement. The TSX has conditionally approved the listing of the Rock Shares to be issued pursuant to the Arrangement subject to Rock fulfilling the requirements of the TSX.

It is a condition to completion of the Rock Private Placement and the Arrangement that the TSX shall have conditionally approved the listing of the Rock Shares to be issued pursuant to the Rock Private Placement. The TSX has conditionally approved the listing of the Rock Shares to be issued pursuant to the Rock Private Placement subject to Rock fulfilling the requirements of the TSX.

See "*The Arrangement – Stock Exchange Listing*".

Other Regulatory Approvals

In addition to the approval of Greenbank Securityholders, Rock Shareholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained. See "*The Arrangement – Other Regulatory Approvals*".

Canadian Federal Income Tax Considerations

A Greenbank Shareholder who is resident in Canada and who receives cash in exchange for Greenbank Shares will realize a capital gain (or a capital loss) to the extent that the amount of cash received for the Greenbank Shares exceeds (or is less than) the adjusted cost base of the Greenbank Shares to the Greenbank Shareholder. A Greenbank Shareholder who is resident in Canada and who receives Rock Shares in exchange for Greenbank Shares (other than a holder who chooses to report a capital gain or a capital loss on the exchange or makes a joint election with Rock under subsection 85(1) of the Tax Act) will be deemed, pursuant to subsection 85.1(1) of the Tax Act to dispose of his Greenbank Shares for proceeds of disposition equal to the Greenbank Shareholder's adjusted cost base of such Greenbank Shares immediately before the exchange and to have acquired the Rock Shares received therefor for an aggregate cost equal to such proceeds of disposition. For further details see "*Canadian Federal Income Tax Considerations*".

Non-Resident Greenbank Securityholders could be subject to tax under the Tax Act on the exchange of Greenbank Shares for Rock Shares unless they qualify for the rollover treatment under subsection 85.1(1) of the Tax Act or they file an election with Rock under subsection 85(1) of the Tax Act. Non-Resident Greenbank Securityholders who receive cash in exchange for their Greenbank Shares will generally realize a capital gain (or capital loss) to the extent that the amount of cash received exceeds (or is less than) the adjusted cost base of the Greenbank Shares to such Non-Resident Greenbank Securityholders. Moreover, Non-Resident Greenbank Securityholders will be

required to obtain tax clearance certificates from the CRA on the disposition of Greenbank Shares and may be required to notify the CRA of any disposition of their Greenbank Equalization Warrants not later than 10 days after such disposition. For further details see "*Canadian Federal Income Tax Considerations – Non-Residents*".

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian income tax considerations. Shareholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Rock Shares after the Arrangement. Shareholders should also consult their own tax advisors regarding provincial or territorial tax considerations of the Arrangement or of holding Rock Shares.

Rock Private Placement

ARC 5 and Rock have entered into the Rock Subscription Agreement wherein ARC 5 has agreed to purchase and subscribe for a minimum of 2,469,136 Rock Shares and a maximum of 3,703,704 Rock Shares at a subscription price of $4.05 per share.

The obligation of ARC 5 to subscribe for Rock Shares as contemplated by the Rock Subscription Agreement is conditional upon ARC 5 being satisfied acting reasonably that all conditions to the completion of the Arrangement have been or will be satisfied or waived by Rock and Greenbank.

The number of Rock Shares which ARC 5 will purchase and subscribe for pursuant to the Rock Subscription Agreement will be equal to the number determined by dividing the Aggregate Cash Elections made by Greenbank Securityholders who elect to receive cash in exchange for their Greenbank Shares (including Greenbank Shares issued to holders of Greenbank Equalization Warrants) pursuant to the Arrangement (which amount will not exceed $15,000,000) by $4.05; provided that, notwithstanding such calculation, the number of Rock Shares which ARC 5 will purchase and subscribe for will not be less than 2,469,136 Rock Shares ($10,000,000).

Rock will use the proceeds from the Rock Private Placement to fund the payment of cash to those Greenbank Securityholders who elect to receive cash in exchange for their Greenbank Shares (including Greenbank Shares issued to holders of Greenbank Equalization Warrants) pursuant to the Arrangement. In the event that Greenbank Securityholders elect to receive in aggregate less than $10,00,000 in cash pursuant to Arrangement Consideration Elections, Rock will use the proceeds of the Rock Private Placement which exceed the Aggregate Cash Elections to reduce indebtedness and for general corporate purposes.

Officers, directors, and other insiders of Greenbank have committed to elect to receive approximately $7.2 million in cash for their Greenbank Securities. As ARC 4 has committed to elect to receive Rock Shares for all of its Greenbank Shares, any Greenbank Securityholder that elects to receive all cash for its Greenbank Securities will receive all cash.

As the completion of the Rock Private Placement is a condition to the completion of the Arrangement, if the Rock Private Placement Resolution is not approved there is no assurance that the Arrangement will be completed.

See "*Matters to be Considered at the Meeting of Rock Shareholders – Rock Private Placement*".

Selected Unaudited Pro Forma Financial and Operational Information for Rock

The following is a summary of selected unaudited pro forma financial information for Rock following the completion of the Arrangement and the Rock Private Placement for the periods indicated as well as a summary of selected pro forma operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by Rock following the completion of the Arrangement for the periods indicated. See "*Pro Forma Information Concerning Rock*".

	Pro Forma Six Months Ended June 30, 2007	Pro Forma Year Ended December 31, 2006[(1)]
	(unaudited) ($000s)	(unaudited) ($000s)
Petroleum and natural gas sales – net	16,972	31,806
Operating	5,479	10,821
General and administrative	2,111	3,576
Interest	521	924
Stock based compensation	499	1,360
Depletion, depreciation, amortization and accretion	9,458	18,498
Net loss before taxes	(1,096)	(3,373)
Capital taxes	60	45
Future income taxes	(233)	(996)
Net loss for the period	(923)	(2,422)

Note:

(1) Based on year ended December 31, 2006 for Rock and on year ended March 31, 2007 for Greenbank.

		Pro Forma Six Months Ended June 30, 2007	Pro Forma Year Ended December 31, 2006 [(1)]
Average Daily Production			
Natural gas (Mmcf/d)		6,222	8,551
Crude oil and NGL (bbls/d)		1,542	1,061
Combined (boe/d)		2,579	2,486
	Rock	**Greenbank**	**Pro Forma Combined**
Reserves (Mboe) – Company Interest[(2)(3)(4)]			
Proved	4,488	914	5,402
Probable	2,846	1,091	3,937
Total	7,334	2,005	9,339
Reserves (Mboe) – Net[(2)(3)]			
Proved	3,636	730	4,366
Probable	2,266	852	3,118
Total	5,902	1,582	7,484
Undeveloped Land as at March 31, 2007 (acres)			
Gross	76,950	75,520	152,470
Net	40,321	26,363	66,684

Notes:

(1) Based on year ended December 31, 2006 for Rock and on year ended March 31, 2007 for Greenbank.

(2) Reserves data for Rock are as at December 31, 2006 and are based on the Rock Engineering Report and forecast prices and costs.

(3) Reserves data for Greenbank are as at July 1, 2007 and are based on the Greenbank GLJ Engineering Report and forecast prices and costs.

(4) Reserves are reported on a "Company Interest" basis, which is working interest reserves before reduction for royalty obligations plus royalty interests.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to and Reasons for the Arrangement

By late 2006, Greenbank had expended the $15 million in equity capital that it had raised earlier in the year with less than desired results. Many wells that were brought on production experienced more rapid declines than anticipated and a higher number of uneconomic wells were drilled than anticipated. Early in 2007, the Greenbank Board and management considered the current value of Greenbank, its ability to raise additional capital, and the range of recycle ratios on such capital that would be required to provide a desired rate of return on all capital invested in the company. The Greenbank Board concluded that raising additional equity capital was not a viable alternative. At this point in time, the Greenbank Board appointed a special committee to monitor a restricted capital expenditure budget and debt levels and commenced discussions regarding alternatives to maximize shareholder value. Shareholders were apprised of Greenbank's status in a quarterly report that was delivered in early March 2007.

In early March 2007, the special committee met with the Greenbank Financial Advisor to receive information on the Canadian energy capital and transaction markets. The Greenbank Board subsequently debated corporate sale process alternatives and engaged the Greenbank Financial Advisor to act as the company's financial advisor. A corporate sale process was initiated and initial bids were received in mid June 2007. The Greenbank Board weighed the value represented by such bids against the alternative of continuing the company with a limited budget funded by cash flow and debt and considered the advice provided by the Greenbank Financial Advisor. The Greenbank Board ultimately decided to proceed with the sale of the company.

A limited re-bid process was conducted that resulted in three bids of interest. As all three bids provided share consideration, members of the Greenbank Board and management met with bidder management teams to receive corporate presentations to permit a better assessment of the quality of the share consideration offered. After considering nominal bid values, the strength of the share consideration offered, the preference of Greenbank's major shareholder, and the fact that ARC 5 was willing to backstop a material cash component to the Rock bid, the Greenbank Board authorized its Chairman to negotiate a letter of intent with Rock. Such negotiations occurred and the Greenbank Financial Advisor provided the Greenbank Board with financial advice regarding the proposed transaction, including its view as to the fairness, from a financial point of view, of the proposed transaction. After further deliberation, the Greenbank Board approved the letter of intent and subsequently the Arrangement Agreement.

On July 30, 2007, the Rock Board met to review the terms of the Arrangement Agreement. Management presented the terms of the transaction that had been negotiated with Greenbank. Based on the information it received, the Rock Board approved, *inter alia*, the entering into of the Arrangement Agreement.

On July 31, 2007 Greenbank and Rock entered into the Arrangement Agreement and on August 1, 2007 a press release was issued by Rock announcing the transaction.

Management of Greenbank and Rock believe that the Arrangement has a number of financial and operational benefits:

(a) the transaction will provide investment liquidity for those Greenbank Securityholders who desire such liquidity; and

(b) for existing Rock Shareholders and those Greenbank Securityholders who do not desire liquidity:

  (i) the Greenbank assets will provide a highly concentrated land position complimentary to Rock's West Central core area with the following benefits:

    (A) significant future drilling opportunities – 28 locations and 8 re-completions;

    (B) similar stacked gas play structure at shallower depths;

(C) year round operations access with access to gas infrastructure;

(D) 500-550 boe per day of base production; and

(E) approximately 25,000 net acres of undeveloped land; and

(ii) following the completion of the Arrangement, Rock will have:

(A) a stronger portfolio of play type in two core areas which help balance the risk/reward profile including:

- low risk heavy oil and shallow gas assets;
- low risk gas development assets;
- medium risk gas exploitation assets;
- higher risk gas exploration assets;

(B) a more balanced commodity portfolio mix (projected to be approximately 58% oil and liquids and 42% gas at closing);

(C) a larger tax pool base; and

(D) increased bank credit facilities.

Recommendation of the Greenbank Board

The Greenbank Board has unanimously concluded that the Arrangement is in the best interests of Greenbank and the Greenbank Securityholders and unanimously recommends that Greenbank Securityholders vote in favour of the Greenbank Arrangement Resolution.

The Greenbank Board members, the officers of Greenbank and the other insiders of Greenbank and their Associates and Affiliates beneficially own, directly or indirectly, or exercise control or direction over, Greenbank Shares and Greenbank Equalization Warrants representing approximately 76% of the Greenbank Shares on a fully diluted basis and have committed to vote all of their Greenbank Shares and Greenbank Equalization Warrants in favour of the Greenbank Arrangement Resolution See "*The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon*".

THE ARRANGEMENT

General

Pursuant to the Arrangement, Greenbank will acquire all of the outstanding Greenbank Equalization Warrants and then Rock will acquire all of the issued and outstanding Greenbank Shares (including Greenbank Shares issued to holders of Greenbank Equalization Warrants).

Effect of the Arrangement on Holders of Greenbank Securities

Pursuant to the Arrangement, holders of Greenbank Equalization Warrants will receive for each Greenbank Equalization Warrant one-third (⅓) of a Greenbank Share and then holders of Greenbank Shares (including Greenbank Shares issued to holders of Greenbank Equalization Warrants) will receive for each Greenbank Share, at the election or deemed election of the holder of such Greenbank Share, 0.1732 Rock Shares or $0.70 in cash, subject to a maximum of $15,000,000 of cash consideration being payable by Rock. As ARC 4 has committed to elect to

receive Rock Shares for all of its Greenbank Securities, any Greenbank Securityholder that elects to receive all cash for its Greenbank Securities will receive all cash.

See "*The Arrangement – Details of the Arrangement – Arrangement Steps*" and "*Canadian Federal Income Tax Considerations*".

Details of the Arrangement

Arrangement Steps

On the Effective Date, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a) the Greenbank Securities held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Greenbank (free of any claims) and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Greenbank other than the right to be paid the fair value of their Greenbank Securities in accordance with Article 4 of the Plan of Arrangement;

(b) each Greenbank Equalization Warrant shall be transferred to, and acquired by, Greenbank free of any claims in exchange for one-third (⅓) of a Greenbank Share; and

(c) each Greenbank Share (including Greenbank Shares issued to holders of Greenbank Equalization Warrants pursuant to (b) above) shall be transferred to, and acquired by, Rock free of any claims in exchange for, at the election or deemed election of the holder of such Greenbank Share, 0.1732 Rock Shares or $0.70 in cash, subject to a maximum of $15,000,000 of cash consideration being payable by Rock.

No certificates representing fractional Greenbank Shares shall be issued under the Arrangement. In lieu of any fractional Greenbank Share, each registered Greenbank Equalization Warrantholder otherwise entitled to a fractional interest in a Greenbank Share certificate, shall receive the next highest whole number of Greenbank Shares.

No certificates representing fractional Rock Shares shall be issued under the Arrangement. In lieu of any fractional Rock Shares, each registered Greenbank Securityholder otherwise entitled to a fractional interest in a Rock Share certificate, shall receive the next highest whole number of Rock Shares.

Greenbank Options and Greenbank Performance Warrants

It is a condition to the completion of the Arrangement that all outstanding Greenbank Options and Greenbank Performance Warrants have been exercised, cancelled or otherwise terminated. Accordingly, prior to the completion of the Arrangement, management of Greenbank will prepare for execution by holders of Greenbank Options and Greenbank Performance Warrants agreements which provide that all such securities held shall be terminated immediately prior to the Effective Time without the payment of consideration.

Post-Arrangement Structure

The following diagram illustrates the simplified organizational structure of Rock following the completion of the Arrangement.


Rock Energy Inc.
100%
69%
100%
Rock Energy Ltd.
Greenbank Energy Ltd.
31%
Rock Energy Production Partnership

Upon the completion of the Arrangement and assuming: (i) an aggregate 2,590,461 Rock Shares and an aggregate $14,378,209.30 in cash is issued and paid to Greenbank Securityholders pursuant to the Arrangement; (ii) that no Dissent Rights are exercised; and (iii) all of the currently outstanding Greenbank Options and Greenbank Performance Warrants are terminated, unexercised, prior to the Effective Date; and (iv) ARC 5 subscribes for 3,550,175 Rock Shares pursuant to the Rock Private Placement; an aggregate of approximately 25,787,964 Rock Shares will be issued and outstanding. Of these, approximately 18,382,100 Rock Shares (71.3%) will be held by current Rock Shareholders (other than ARC 3 and ARC 5), approximately 25,079 Rock Shares (0.1%) will be held by former Greenbank Securityholders (other than ARC 4) and approximately 7,380,785 Rock Shares (28.6%) will be held by ARC 3, ARC 4 and ARC 5.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Greenbank and Rock and various conditions precedent, both mutual and with respect to each party.

The following is a summary of certain provisions of the Arrangement Agreement. The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Non-Solicitation

Pursuant to the Arrangement Agreement, Greenbank has agreed to certain non-solicitation covenants as summarized below:

(a) Greenbank shall immediately cease and cause to be terminated all existing discussions or negotiations or other proceedings (including, without limitation, through any of its Representatives with any parties initiated before the date of the Arrangement Agreement with respect to any Competing Acquisition Proposal) and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Greenbank relating to a Competing Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Greenbank shall not directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following through any Representative or otherwise:

(i) solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) or take any action to solicit, initiate, knowingly encourage or facilitate any inquiries, communication or proposals regarding, or that may reasonably be expected to lead to, a Competing Acquisition Proposal or potential Competing Acquisition Proposal;

(ii) participate in any negotiations or discussions regarding, or provide to any person any information with respect to its business, properties, operations, prospect or conditions (financial or otherwise) or otherwise in connection with, or otherwise cooperate in any way with, any Competing Acquisition Proposal or potential Competing Acquisition Proposal;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

(iv) withhold, withdraw or modify in a manner adverse to Rock, the approval of the Greenbank Board, if applicable, of the transactions contemplated by the Arrangement Agreement;

(v) approve or recommend any Competing Acquisition Proposal or potential Competing Acquisition Proposal; or

(vi) cause Greenbank to enter into any agreement related to any Competing Acquisition Proposal or potential Competing Acquisition Proposal;

provided, however, that notwithstanding the preceding part of this paragraph (b) and any other provision of the Arrangement Agreement, nothing shall prevent the Greenbank Board prior to the approval of the Greenbank Arrangement Resolution by the Greenbank Securityholders at the Greenbank Meeting from considering, participating in discussions or negotiations in respect of, or responding to, an unsolicited bona fide written Competing Acquisition Proposal from any person (but, subject to the provisions discussed under "Notice of Superior Proposal Determination" below, not approve, recommend, accept or enter into any agreement, arrangement or understanding with respect to such Competing Acquisition Proposal), provided that: (A) the Greenbank Board determines in good faith, after consultation with financial and outside legal advisors as reflected in the minutes of a meeting of the Greenbank Board, that the Competing Acquisition Proposal is a Superior Acquisition Proposal; (B) the Greenbank Board after consultation with outside legal advisors as reflected in the minutes of a meeting of the Greenbank Board determines in good faith it is necessary for the Greenbank Board to take such action in order to avoid breaching its fiduciary duties; and (C) prior to entering into discussions or negotiations with any person regarding the Superior Acquisition Proposal, Greenbank notifies Rock of its determination that such Competing Acquisition Proposal constitutes a Superior Acquisition Proposal.

(c) Greenbank agrees not to release any third party from any confidentiality or standstill agreement to which such third party is a party, or modify or waive the terms thereof except pursuant to paragraph (a) of the provisions discussed under "Notice of Superior Proposal Determination" below.

(d) Promptly, and in any event within 24 hours, after the receipt by any Representatives of Greenbank of any bona fide written Competing Acquisition Proposal, or any material amendments to such Competing Acquisition Proposal, Greenbank shall notify Rock at first orally and then in writing. Such written notice shall include a description of the material terms and conditions of any Competing Acquisition Proposal or any amendment thereto and the identity of the person making such Competing Acquisition Proposal and provide such other details of the Competing Acquisition Proposal as Rock may reasonably request.

Greenbank shall, upon request of Rock, promptly inform Rock of the status, including any change to the material terms, of any such Competing Acquisition Proposal.

(e) If, prior to the approval of the Greenbank Arrangement Resolution by the Greenbank Shareholders at the Greenbank Meeting, Greenbank receives a request for non-public information from a person who proposes a Competing Acquisition Proposal in respect of Greenbank (the existence and content of which have been disclosed to Greenbank or Rock, as the case may be), and the Greenbank Board determines that such proposal is a Superior Acquisition Proposal pursuant to paragraph (a) of the provisions discussed under "Notice of Superior Proposal Determination" below then, and only in such case, the Greenbank Board may, subject to the execution of a confidentiality agreement between Greenbank and such person containing terms substantially similar to the Confidentiality Agreement (as defined in the Arrangement Agreement), provide such person with access to information regarding Greenbank; provided, however, that Rock is provided with a list of, and access to, the information, if any, provided to such person that was not previously provided to Rock.

(f) Greenbank shall reaffirm its recommendation to vote in favour of the Arrangement by press release promptly after:

(i) any Competing Acquisition Proposal which is publicly announced has been determined not to be a Superior Acquisition Proposal; or

(ii) Greenbank and Rock enter into an amended Agreement.

(g) Greenbank shall ensure that its Representatives are aware of the provisions discussed above, and it shall be responsible for any breach of the provisions discussed above by its Representatives.

Notice of Superior Proposal Determination

Pursuant to the Arrangement Agreement, Greenbank has agreed as follows:

(a) Greenbank covenants that:

(i) it shall not enter into any agreement in respect of a Competing Acquisition Proposal (other than a confidentiality agreement contemplated by paragraph (e) of the provisions discussed under "Non-Solicitation" above) (a "**Proposed Agreement**") on the basis that it would constitute a Superior Acquisition Proposal; and

(ii) the Greenbank Board will not withdraw, modify or change its recommendation concerning the Arrangement after the public announcement of a Competing Acquisition Proposal that is a Superior Acquisition Proposal in respect of which no Proposed Agreement has been or is proposed to be entered into (an "**Announced Competing Acquisition Proposal**") or recommend any Announced Competing Acquisition Proposal;

unless: (A) it has provided Rock with written notice that the Greenbank Board has determined that it has received a Superior Acquisition Proposal and has complied with paragraph (d) of the provisions discussed under "Non-Solicitation" above not less than two Business Days prior to the proposed execution by Greenbank, and in the case of clause (a)(ii) above, it has provided Rock with not less than two Business Days written notice that the Greenbank Board intends to withdraw, modify or change its recommendation regarding the Arrangement following the public announcement of an Announced Competing Acquisition Proposal or to recommend any Announced Competing Acquisition Proposal (either such two Business Day period, the "**Notice Period**"); (B) it has complied with the provisions discussed under "Non-Solicitation" above with respect thereto; (C) the approval of the Arrangement by the Greenbank Shareholders has not yet occurred; (D) it has complied with the provisions of paragraph (b) below; and (E) before entering to any Proposed Agreement, this Agreement shall have been terminated pursuant to paragraph (c)(vi) of the provisions under "Termination" below.

(b) During the Notice Period, Greenbank acknowledges that Rock shall have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement. The Greenbank Board will review any offer by Rock to amend the terms in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Rock's offer upon acceptance by Greenbank would result in such Superior Acquisition Proposal ceasing to be a Superior Acquisition Proposal. If the Greenbank Board so determines, it will enter into an amended Agreement with Rock reflecting such amended proposal. If:

(i) Rock does not offer to amend the terms of the Arrangement Agreement and the Arrangement; or

(ii) the Greenbank Board determines, in good faith and after consultation with its financial and legal advisors as reflected in the minutes of a meeting of the Greenbank Board that such Superior Acquisition Proposal continues to be a Superior Acquisition Proposal and therefore rejects Rock's amended proposal;

and Greenbank has complied with the other requirements of the provisions discussed under "Non-Solicitation" above and paragraph (a) above, Greenbank shall be entitled to enter into the Proposed Agreement and withdraw, modify or change its recommendation concerning the Arrangement and recommend the Superior Acquisition Proposal.

(c) If Greenbank provides Rock with notice under paragraph (a) above on a date that is less than five Business Days before the date of the Greenbank Meeting, subject to applicable Laws, Greenbank shall use its commercially reasonable efforts to postpone or adjourn the Greenbank Meeting to a date that is at least five Business Days but not more than 10 business days after the scheduled date of the Greenbank Meeting.

(d) Greenbank also acknowledges and agrees that each successive modification of any Competing Acquisition Proposal shall constitute a new Competing Acquisition Proposal for purposes of the requirement under paragraph (a) above to initiate an additional two Business Day notice period.

Termination

The Arrangement Agreement may be terminated in accordance with the following provisions:

(a) The Arrangement Agreement may, prior to the Effective Date, be terminated by mutual agreement of Rock and Greenbank without further action on the part of the shareholders of Rock or Greenbank.

(b) Notwithstanding any other rights contained therein, Rock may terminate the Arrangement Agreement upon notice to Greenbank if:

(i) the Interim Order has been refused or has been granted in form or substance not satisfactory to Rock, acting reasonably, or has not been granted by August 29, 2007 or, if issued, has been set aside or modified in a manner unacceptable to Rock, acting reasonably, on appeal or otherwise;

(ii) the Arrangement is not approved by the Greenbank Securityholders in accordance with the terms of the Interim Order and all applicable Laws on or before October 12, 2007;

(iii) the Final Order has not been granted in form and substance satisfactory to Rock, acting reasonably, on or before October 12, 2007 or, if issued, has been set aside or modified in a manner unacceptable to Rock, acting reasonably, on appeal or otherwise;

(iv) the Arrangement has not become effective on or before October 15, 2007;

(v) the Rock Termination Fee is payable by Greenbank;

(vi) the Greenbank Termination Fee is payable by Rock and is paid to Greenbank; or

(vii) upon any other circumstances under the Arrangement Agreement that give rise to a right of termination of the Arrangement Agreement by Rock, including, subject to Section 6.4 of the Arrangement Agreement, those set forth in the discussion under "Conditions Precedent to the Arrangement – Mutual Conditions" and "Conditions Precedent to the Arrangement – Rock Conditions" below.

(c) Notwithstanding any other rights contained therein, Greenbank may terminate the Arrangement Agreement upon notice to Rock if:

(i) the Interim Order has been refused or has been granted in form or substance not satisfactory to Greenbank, acting reasonably, or has not been granted by August 29, 2007 or, if issued, has been set aside or modified in a manner unacceptable to Greenbank, acting reasonably, on appeal or otherwise;

(ii) the Arrangement is not approved by the Greenbank Securityholders in accordance with the terms of the Interim Order and all applicable Laws on or before October 12, 2007;

(iii) the Final Order has not been granted in form and substance satisfactory to Greenbank, acting reasonably, on or before October 12, 2007 or, if issued, has been set aside or modified in a manner unacceptable to Greenbank, acting reasonably, on appeal or otherwise;

(iv) the Arrangement has not become effective on or before October 15, 2007;

(v) the Greenbank Termination Fee is payable by Rock;

(vi) the Rock Termination Fee is payable by Greenbank and is paid to Rock; or

(vii) upon any other circumstances under the Arrangement Agreement that give rise to a right of termination of the Arrangement Agreement by Greenbank, including, subject to Section 6.4 of the Arrangement Agreement, those set forth in the discussion under "Conditions Precedent to the Agreement – Mutual Conditions" and "Conditions Precedent to the Arrangement – Greenbank Conditions" below.

Rock Termination Fee

Greenbank shall pay to Rock a fee in an amount equal to $1.0 million (the "**Rock Termination Fee**") if any of the following occur:

(a) other than a direct result of and in direct response to a material breach or non-performance by Rock of any of its covenants, agreements, representations and warranties in the Arrangement Agreement, the Greenbank Board fails to recommend that Greenbank Securityholders approve the Arrangement, or withdraws or, in any manner adverse to the Arrangement, withdraws, modifies or changes its recommendation that Greenbank Securityholders approve the Arrangement or shall have resolved to do so (including, for greater certainty, any withdrawal, modification or change permitted pursuant to the provisions discussed under "Non-Solicitation" above);

(b) prior to the date of the Greenbank Meeting a Competing Acquisition Proposal that is a Superior Acquisition Proposal is publicly announced or made to all or substantially all Greenbank Securityholders and not withdrawn or expired prior to the Greenbank Meeting, the Arrangement is not approved at the Greenbank Meeting and the Superior Acquisition Proposal is completed within 6 months of being publicly announced or made; or

(c) there has been a material breach or non-performance by Greenbank of any of its covenants, agreements, representations and warranties in the Arrangement Agreement (other than a direct result of and in direct response to a material breach or non-performance by Rock of any of its covenants, agreements,

representations and warranties in the Arrangement Agreement) which makes it impossible or unlikely that all of the conditions for the completion of the Arrangement will be satisfied.

Greenbank agrees to pay the Rock Termination Fee within two Business Days of the occurrence of the first event that gives rise to the obligation of its payment. On the date of occurrence of such event, Greenbank is deemed to hold such amount in trust for Rock.

Greenbank Termination Fee

Rock shall pay to Greenbank a fee in an amount equal to $1.0 million (the "**Greenbank Termination Fee**") if any of the following occur:

(a) there has been a material breach or non-performance by Rock of any of its covenants, agreements, representations and warranties in the Arrangement Agreement (other than a direct result of and in direct response to a material breach or non-performance by Greenbank of any of its covenants, agreements, representations and warranties in the Arrangement Agreement) which makes it impossible or unlikely that all of the conditions for the completion of the Arrangement will be satisfied; or

(b) other than a direct result of and in direct response to a material breach or non-performance by Greenbank of any of its covenants, agreements, representations and warranties in the Arrangement Agreement, the Rock Board fails to recommend that Rock Shareholders approve the Rock Private Placement Resolution (except if Rock has made arrangements reasonably satisfactory to Greenbank for alternative financing for the funding of the cash consideration payable to Greenbank Securityholders pursuant to the Arrangement) or the Rock Arrangement Resolution, or withdraws or, in any manner adverse to the Rock Private Placement (except if Rock has made arrangements reasonably satisfactory to Greenbank for alternative financing for the funding of the cash consideration payable to Greenbank Securityholders pursuant to the Arrangement) or the Arrangement, withdraws, modifies or changes its recommendation that Rock Shareholders approve the Rock Private Placement Resolution (except if Rock has made arrangements reasonably satisfactory to Greenbank for alternative financing for the funding of the cash consideration payable to Greenbank Securityholders pursuant to the Arrangement) or the Rock Arrangement Resolution or shall have resolved to do so.

Rock agrees to pay the Greenbank Termination Fee within two Business Days of the occurrence of the event that gives rise to the obligation of its payment. On the date of occurrence of such event, Rock is deemed to hold such amount in trust for Greenbank.

Conditions Precedent to the Arrangement

Mutual Conditions

The obligations of Greenbank and Rock to complete the Arrangement and the other transactions contemplated in the Arrangement Agreement are subject to the fulfilment of the following conditions at or before the Effective Time or such other time as is specified below:

(a) on or before August 29, 2007, the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(b) the Greenbank Arrangement Resolution shall have been approved by the Greenbank Shareholders at the Greenbank Meeting on or before October 12, 2007, in accordance with the Interim Order;

(c) on or before October 12, 2007, the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(d) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Rock and Greenbank, acting reasonably;

(e) any consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement and the transactions contemplated by the Arrangement Agreement, the failure of which to obtain would render completion of the Arrangement and the transactions contemplated by the Arrangement Agreement unlawful, shall have been obtained or satisfied on terms that would not reasonably be expected to have a Material Adverse Effect on either Greenbank or Rock (including, without limitation, those of any securities or regulatory authorities, including the TSX (for the conditional listing approval of Rock Shares to be issued pursuant to the Arrangement and the Rock Shares to be issued pursuant to the Rock Private Placement);

(f) the Effective Date shall occur on or before October 15, 2007;

(g) there shall be no action taken under any existing Law that:

  (i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated by the Arrangement Agreement;

  (ii) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations on trading in Rock Shares or Greenbank Shares;

  (iii) results in a judgment or assessment of material damages, directly or indirectly, relating to the transactions contemplated in the Arrangement Agreement;

  (iv) prohibits Rock's or Greenbank's ownership or operation of all or any material portion of the business or assets of Rock or Greenbank, respectively, or compels Rock or Greenbank to dispose of or hold separately all or any portion of the business or assets of Rock or Greenbank or the Greenbank Shares;

  (v) imposes or confirms material limitations on the ability of Rock to effectively exercise full rights of ownership of the Greenbank Shares, including, without limitation, the right to vote any such securities; or

  (vi) imposes or confirms material limitations on the ability of the Greenbank Securityholder to effectively exercise full rights of ownership of Rock Shares issued pursuant to the Arrangement, including, without limitation, the right to vote any such securities; and

(h) the Arrangement Agreement shall not have been terminated pursuant to the provisions discussed under "Termination" above.

The foregoing conditions are for the mutual benefit of Greenbank on the one hand and Rock on the other hand and may be waived, in whole or in part, by either Party at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, then subject to Section 6.4 of the Arrangement Agreement, a Party may, in addition to the other remedies it may have at law or in equity, rescind and terminate the Arrangement Agreement by written notice to the other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of such rescinding Party's breach of the Arrangement Agreement.

Greenbank Conditions

The obligation of Greenbank to complete the Arrangement and the other transactions contemplated in the Arrangement Agreement is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as specified below:

(a) provided that Greenbank has complied with its covenants in the Arrangement Agreement with respect to the preparation of the Information Circular, Rock shall have mailed the Information Circular to the Rock Shareholders no later than August 29, 2007;

(b) the representations and warranties made by Rock in Schedule C of the Arrangement Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the date of the Arrangement Agreement, and all other representations and warranties made by Rock in the Arrangement Agreement which are not so qualified shall be true and correct in all material respects as of the date of the Arrangement Agreement and on the Effective Date and Rock shall have provided to Greenbank a certificate of two qualified officers certifying to such effect on the Effective Date;

(c) from the date of the Arrangement Agreement up to and including the Effective Time, there shall not have occurred or have been disclosed to the public a Material Adverse Change to Rock that has not been disclosed to Greenbank in writing prior to the date of the Arrangement Agreement, and Rock shall have provided to Greenbank a certificate of two qualified officers to such effect on the Effective Date;

(d) Rock shall have complied in all material respects with its covenants in the Arrangement Agreement, and Rock shall have provided to Greenbank a certificate of two qualified officers certifying that it has so complied with its covenants in the Arrangement Agreement;

(e) the Rock Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Rock, to permit the consummation of the Plan of Arrangement and the Rock Private Placement;

(f) no legal action or proceeding that has a reasonable prospect of ultimate success and that is not frivolous or vexatious shall have been commenced after the date of the Arrangement Agreement by any person or Governmental Entity to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of Greenbank Securityholders to own or exercise full rights of ownership of all of the outstanding Rock Shares to be issued pursuant to the Arrangement;

(g) Rock shall have furnished Greenbank with:

   (i) certified copies of the resolutions duly passed by the Rock Board approving the Arrangement Agreement and the consummation of the transactions contemplated thereby; and

   (ii) certified copies of the resolutions of Rock Shareholders, duly passed at the Rock Meeting, approving the Rock Private Placement Resolution and the Rock Arrangement Resolution;

(h) Rock shall have obtained all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Greenbank, acting reasonably; and

(i) provided that Rock has not made arrangements reasonably satisfactory to Greenbank for alternative financing for the funding of the cash consideration payable to Greenbank Securityholders pursuant to the Arrangement, the Rock Private Placement shall be completed on or before October 15, 2007 and the price at which the Rock Shares are issued pursuant to such transaction shall not be less favourable than the amount of cash consideration being offered by Rock for each of the Greenbank Shares pursuant to the Arrangement.

The foregoing conditions precedent are for the benefit of Greenbank and may be waived, in whole or in part, by Greenbank in writing at any time. If any of the said conditions shall not be complied with or waived by Greenbank on or before the date required for the performance thereof, then subject to Section 6.4 of the Arrangement Agreement, Greenbank, in addition to the other remedies it may have at law or in equity, may rescind and terminate the Arrangement Agreement by written notice to Rock in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Greenbank's breach of the Arrangement Agreement.

Rock Conditions

The obligation of Rock to complete the Arrangement and the other transactions contemplated in the Arrangement Agreement is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as specified below:

(a) provided that Rock has complied with its covenants in the Arrangement Agreement with respect to the preparation of the Information Circular, Greenbank shall have mailed the Information Circular to the Greenbank Securityholders no later than August 29, 2007;

(b) the representations and warranties made by Greenbank in Schedule B of the Arrangement Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the date of the Arrangement Agreement, and all other representations and warranties made by Greenbank in the Arrangement Agreement which are not so qualified shall be true and correct in all material respects as of the date of the Arrangement Agreement and on the Effective Date and Greenbank shall have provided to Rock a certificate of two qualified officers certifying to such effect on the Effective Date;

(c) from the date of the Arrangement Agreement up to and including the Effective Time, there shall not have occurred or have been disclosed to the public a Material Adverse Change to Greenbank that has not been disclosed to Rock in writing prior to the date of the Arrangement Agreement, and Greenbank shall have provided to Rock a certificate of two qualified officers to such effect on the Effective Date;

(d) Dissent Rights shall not have been exercised in respect of more than 5% of the Greenbank Shares and not more than 5% of the Greenbank Equalization Warrants;

(e) Greenbank shall have complied in all material respects with its covenants in the Arrangement Agreement, and Greenbank shall have provided to Rock a certificate of two qualified officers certifying that Greenbank has so complied with its covenants therein;

(f) the Greenbank Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Greenbank, to permit the consummation of the Plan of Arrangement;

(g) the Greenbank Board shall not have: (i) entered into a Proposed Agreement; or (ii) approved or recommended any Competing Acquisition Proposal;

(h) no person other than Rock shall have entered into a definitive agreement or an agreement in principle with Greenbank with respect to a Competing Acquisition Proposal;

(i) no legal action or proceeding that has a reasonable prospect of ultimate success and that is not frivolous or vexatious shall have been commenced after the date of the Arrangement Agreement by any person or Governmental Entity to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of Rock to own or exercise full rights of ownership of all of the outstanding Greenbank Shares;

(j) Greenbank shall have furnished Rock with:

  (i) certified copies of the resolutions duly passed by the Greenbank Board approving the Arrangement Agreement and the consummation of the transactions contemplated thereby; and

  (ii) certified copies of the resolutions of Greenbank Securityholders, duly passed at the Greenbank Meeting, approving the Greenbank Arrangement Resolution, in accordance with the Interim Order;

(k) Greenbank shall have obtained all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Rock, acting reasonably, including without limitation:

(i) the approval of the Greenbank Securityholders required for the Arrangement pursuant to the ABCA, the constating documents of Greenbank or as required by the Court pursuant to the Interim Order; and

(ii) the Final Order;

(l) the Rock Private Placement Resolution shall have been approved by the Rock Shareholders at the Rock Meeting on or before October 12, 2007;

(m) the Rock Private Placement shall be completed on or before October 15, 2007;

(n) the Greenbank Closing Costs shall not exceed $1,650,000;

(o) each of the members of the Greenbank Board and each of the officers of Greenbank shall have provided their written resignations as directors and officers effective on or before the Effective Date together with a mutual release (satisfactory to each Party, acting reasonably) (subject to ongoing rights of indemnity and rights to the benefit of directors' and officers' liability insurance);

(p) all the outstanding Greenbank Options and Greenbank Performance Warrants shall have been exercised, cancelled or otherwise terminated, as evidenced by a certificate from a senior officer of Greenbank or Rock shall be otherwise satisfied that the Greenbank Options and Greenbank Performance Warrants will no longer represent any right to acquire Greenbank Shares after giving affect to the Arrangement and that there are no other outstanding claims or rights or securities which could become claims or rights to Greenbank other than the Greenbank Equalization Warrants; and

(q) Greenbank's bankers shall have consented to the completion of the Arrangement.

The foregoing conditions precedent are for the benefit of Rock and may be waived, in whole or in part, by Rock in writing at any time. If any of the said conditions shall not be complied with or waived by Rock on or before the date required for the performance thereof, then subject to Section 6.4 of the Arrangement Agreement, Rock, in addition to the other remedies it may have at law or in equity, may rescind and terminate this Agreement by written notice to Greenbank in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Rock's breach of the Arrangement Agreement.

Upon the conditions being fulfilled or waived, Greenbank intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the Greenbank Securityholders voting at the Greenbank Meeting;

(b) the Rock Arrangement Resolution must be approved by the Rock Shareholders voting at the Rock Meeting;

(c) the Arrangement must be approved by the Court pursuant to the Final Order;

(d) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(e) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Greenbank Securityholders

Pursuant to the Interim Order, the number of votes required to pass the Greenbank Arrangement Resolution shall be not less than 66⅔% of the votes cast by Greenbank Securityholders, either in person or by proxy, voting together as a single class, at the Greenbank Meeting. In addition, the Arrangement Resolution must be approved by a majority of the votes cast by the Greenbank Securityholders, either in person or by proxy, voting together as a single class, after excluding the votes cast in respect of Greenbank Securities beneficially owned, or over which control or direction is exercised, by ARC 4.

Rock Shareholders

The Rock Arrangement Resolution must be approved by a majority of the votes cast by the Rock Shareholders, either in person or by proxy, voting together at the Rock Meeting, after excluding the votes cast in respect of Rock Shares beneficially owned, or over which control or direction is exercised, by ARC 4 and its Associates and Affiliates participating in the Arrangement.

Court Approvals

Interim Order

On August 23, 2007, the Court granted the Interim Order facilitating the calling of the Greenbank Meeting and prescribing the conduct of the Greenbank Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that an arrangement requires court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement and the Arrangement Agreement are approved by Greenbank Securityholders at the Greenbank Meeting in the manner required by the Interim Order, Greenbank will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for September 27, 2007 at 9:30 a.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 601 – 5th Street SW, Calgary, Alberta. Any Greenbank Securityholder or any other interested party desiring to support or oppose the application for the Final Order may do so, subject to filing with the Court and serving upon Greenbank a notice of intention to appear, including an address for service in the province of Alberta, together with any evidence or materials which such party intends to present to the Court **on or before noon (Calgary time) on September 20, 2007. Service of such notice shall be effected by service upon the solicitors for Greenbank, Bennett Jones LLP, 4500, 855 – 2nd Street SW, Calgary, Alberta T2P 4K7, Attention: Darrell Peterson. See "*Notice of Petition*".**

Greenbank has been advised by their counsel, Bennett Jones LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Greenbank may determine not to proceed with the Arrangement.

Fairness Opinion

The Greenbank Board retained the Greenbank Financial Advisor to address the fairness, from a financial point of view, of the consideration to be received by Greenbank Shareholders under the Arrangement. In connection with this mandate, the Greenbank Financial Advisor has prepared the Fairness Opinion. The Fairness Opinion states that,

on the basis of the particular assumptions and considerations summarized therein, in the opinion of the Greenbank Financial Advisor the consideration to be received by Greenbank Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Greenbank Shareholders. **The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in their entirety.** See Appendix D to this Information Circular for the full text of the Fairness Opinion.

The views of the Greenbank Financial Advisor were an important consideration in the Greenbank Board's decision to proceed with the Arrangement.

Timing

If the Greenbank Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Greenbank will apply for the Final Order approving the Arrangement. If the Final Order is obtained on September 27, 2007 in form and substance satisfactory to Greenbank, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Greenbank expects the Effective Date will be on or about September 28, 2007. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Greenbank's objective is to have the Effective Date occur on September 28, 2007. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on September 27, 2007.

Procedure for Exchange of Greenbank Securities

In order to receive their Rock Shares or cash, as applicable, on completion of the Arrangement, Holders of Greenbank Securities must deposit with the Depositary (at the address specified on the last page of the Letter of Transmittal and Election Form) a duly completed Letter of Transmittal and Election Form together with the Holder's certificates representing Greenbank Securities and such other documents as may be required thereby. To the extent that a Holder's certificate(s) representing Greenbank Securities are held by Greenbank, Greenbank will (if so requested in the Letter of Transmittal and Election Form) deposit such certificate(s) with the Depositary on behalf of such Holder.

The Letter of Transmittal and Election Form provides Holders of Greenbank Securities with the ability to elect in respect of the consideration that they will receive pursuant to the Arrangement in exchange for their Greenbank Shares (including Greenbank Shares issued to holders of Greenbank Equalization Warrants).

Greenbank Shareholders whose Greenbank Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to exchange their Greenbank Shares for Rock Shares, or cash, and to elect the consideration that they will receive pursuant to the Arrangement in exchange for their Greenbank Shares.

The use of the mail to transmit certificates representing Greenbank Securities and the Letter of Transmittal and Election Form is at each Holder's risk. Greenbank recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on: (i) the Letter of Transmittal and Election Form; and (ii) certificates representing Greenbank Securities; as applicable, must be guaranteed by an Eligible Institution, unless otherwise provided.

Greenbank Securityholders will not receive Rock Shares and/or cash until they submit to the Depositary a duly completed Letter of Transmittal and Election Form together with the certificates for their Greenbank Securities. Each certificate formerly representing Greenbank Securities that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the

Effective Date shall cease to represent a right or claim of any kind or nature including the right of the Holder to receive Rock Shares.

The Depositary shall deliver to Greenbank Securityholders the Rock Shares and/or cash, as applicable, to which Greenbank Securityholders are entitled, as soon as practicable and, in any case, no later than three (3) Business Days after the later of the Effective Date and the date that the Depositary receives a duly completed Letter of Transmittal and Election Form together with certificates for the Greenbank Securities.

Arrangement Consideration Election

Greenbank Securityholders can elect to receive, in consideration for each Greenbank Share deposited under the Arrangement (including Greenbank Shares issued to holders of Greenbank Equalization Warrants) either 0.1732 Rock Shares or $0.70 in cash, subject to a maximum of $15,000;000 of cash consideration being payable by Rock (such election referred to herein as the "**Arrangement Consideration Election**"). As ARC 4 has committed to elect to receive Rock Shares for all of its Greenbank Securities, any Greenbank Securityholder that elects to receive all cash for its Greenbank Securities will receive all cash.

WHERE THE ARRANGEMENT CONSIDERATION ELECTION IS NOT MADE OR WHERE THE ARRANGEMENT CONSIDERATION ELECTION IS NOT PROPERLY MADE, GREENBANK SECURITYHOLDERS WILL BE DEEMED TO HAVE ELECTED TO RECEIVE ROCK SHARES UNDER THE ARRANGEMENT.

Holders of Greenbank Securities who do not deposit with the Depositary a duly completed Letter of Transmittal and Election Form on or before 1:00 p.m. (Calgary time) on September 24, 2007, or do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein will be deemed to have made an election resulting in them receiving Rock Shares for their Greenbank Shares (including Greenbank Shares issued to holders of Greenbank Equalization Warrants) rather than cash.

Treatment of Fractional Shares

No certificates representing fractional Greenbank Shares shall be issued under the Arrangement. In lieu of any fractional Greenbank Share, each registered Greenbank Equalization Warrantholder otherwise entitled to a fractional interest in a Greenbank Share certificate, shall receive the next highest whole number of Greenbank Shares.

No certificates representing fractional Rock Shares shall be issued under the Arrangement. In lieu of any fractional Rock Shares each registered Greenbank Securityholder otherwise entitled to a fractional interest in a Rock Share certificate shall receive the next highest whole number of Rock Shares.

Right to Dissent

The following description of the rights of Dissenting Securityholders is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such holder's Greenbank Securities and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix F. A Dissenting Securityholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of Section 191 of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, a registered Greenbank Securityholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value (less any applicable withholdings) of the Greenbank

Securities held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. **Only registered Greenbank Securityholders may dissent. Persons who are beneficial owners of Greenbank Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Greenbank Shares. Accordingly, a beneficial owner of Greenbank Shares desiring to exercise Dissent Rights must make arrangements for the Greenbank Shares beneficially owned by that Greenbank Shareholder to be registered in the name of the Greenbank Shareholder prior to the time the written objection to the Greenbank Arrangement Resolution is required to be received by Greenbank or, alternatively, make arrangements for the registered holder of such Greenbank Shares to dissent on behalf of the Greenbank Shareholder. In such case, the written objection, described below, should set forth the number of Greenbank Shares covered by such written objection.**

A Dissenting Securityholder must send a written objection to the Greenbank Arrangement Resolution, which written objection must be received by Greenbank c/o its counsel, Bennett Jones LLP, Suite 4500, 855 – 2nd Street SW, Calgary, Alberta T2P 4K7, Attention: Darrell Peterson, by 5:00 p.m. (Calgary time) on the fifth Business Day immediately preceding the date of the Greenbank Meeting. Only Greenbank Securityholders who have abstained from voting in respect of the Greenbank Arrangement Resolution are entitled to dissent with respect to the Arrangement. No Greenbank Securityholder who has voted in favour of or against the Greenbank Arrangement Resolution shall be entitled to dissent with respect to the Arrangement. A holder of Greenbank Securities may not exercise Dissent Rights in respect of only a portion of such holder's Greenbank Securities, but may dissent only with respect to all of the Greenbank Securities held by the holder.

An application may be made to the Court by Greenbank or by a Dissenting Securityholder to fix the fair value of the Dissenting Securityholder's Greenbank Securities. If such an application to the Court is made by either Greenbank or a Dissenting Securityholder, Greenbank must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay such person an amount considered by the Greenbank Board to be the fair value of the Greenbank Shares held by such Dissenting Securityholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if Greenbank is the applicant, or within 10 days after Greenbank is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Securityholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with Greenbank for the purchase of its Greenbank Securities in the amount of Greenbank's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Greenbank Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Greenbank Securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Greenbank and in favour of each of those Dissenting Securityholders, and fixing the time within which Greenbank must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Greenbank Securityholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Greenbank and the Dissenting Securityholder as to the payment to be made by Greenbank to the Dissenting Securityholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Securityholder will cease to have any rights as a Greenbank Securityholder other than the right to be paid the fair value of such holder's Greenbank Securities in the amount agreed to between Greenbank and the Greenbank Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Greenbank Securityholder may withdraw his dissent, or if the Arrangement has not yet become effective Greenbank may rescind the Greenbank Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Greenbank Securityholder will be discontinued.

Greenbank shall not make a payment to a Dissenting Securityholder under Section 191 of the ABCA if there are reasonable grounds for believing that Greenbank is or would after the payment be unable to pay its liabilities as they

become due, or that the realizable value of the assets of Greenbank would thereby be less than the aggregate of its liabilities. In such event, Greenbank shall notify each Dissenting Securityholder that it is lawfully unable to pay Dissenting Securityholders for their Greenbank Securities in which case the Dissenting Securityholder may, by written notice to Greenbank within 30 days after receipt of such notice, withdraw his written objection, in which case such Greenbank Securityholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Greenbank Securityholder. If the Dissenting Securityholder does not withdraw his written objection he retains his status as a claimant against Greenbank to be paid as soon as Greenbank is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to its securityholders.

All Greenbank Securities held by Greenbank Securityholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof (less any applicable withholdings), be deemed to be transferred to Greenbank in exchange for such fair value as of the Effective Date. If such Greenbank Securityholders ultimately are not entitled to be paid the fair value for the Greenbank Securities, such Greenbank Securities will be deemed to have been exchanged for Rock Shares (provided they shall not have expired prior to such time) and such Greenbank Securityholders will be issued Rock Shares (provided they shall not have expired prior to such time) on the same basis as all other Greenbank Securityholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of their Greenbank Securities. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Securityholder who is considering the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix G to this Information Circular and consult their own legal advisor.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligations of the parties thereto to complete the Arrangement, that holders of not greater than 5% of the outstanding Greenbank Shares and not greater than 5% of the outstanding Greenbank Equalization Warrants shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

The directors and officers and other insiders of Greenbank (including ARC 4 which owns 11,478,339 Greenbank Shares (representing approximately 40% of the outstanding Greenbank Shares) and 10,000,000 Greenbank Equalization Warrants (approximately 51% of the outstanding Greenbank Equalization Warrants) (which together represent approximately 42% of the Greenbank Shares on a fully diluted basis)) and their Associates and Affiliates, who beneficially own or exercise control or direction over, an aggregate of approximately 21,304,040 Greenbank Shares (representing approximately 76% of the outstanding Greenbank Shares) and 17,100,000 Greenbank Equalization Warrants (representing approximately 87% of the outstanding Greenbank Equalization Warrants) (which together represent approximately 76% of the Greenbank Shares on a fully diluted basis), have entered into Voting Agreements and agreed to, among other things, vote in favour of the Greenbank Arrangement Resolution. These directors and officers and other insiders of Greenbank and their Associates and Affiliates do not beneficially own or exercise control or direction over, any Rock Shares.

Immediately after giving effect to the Arrangement and based on certain assumptions, it is anticipated that the current directors, officers and other insiders of Greenbank (other than ARC 4) and their Associates and Affiliates, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 25,079 Rock Shares (approximately 0.1% of the outstanding Rock Shares). Immediately after giving effect to the Arrangement and based on certain assumptions, it is anticipated that ARC 3, ARC 4 and ARC 5 will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 7,380,785 Rock Shares (approximately 28.6% of the outstanding Rock Shares).

Greenbank has entered into written employment agreements with each of its Named Executive Officers (as such term is defined in Appendix E hereto). Under the terms of each such agreement, upon termination of employment by Greenbank without just cause or resignation by the Named Executive Officer following a change of control (each as defined in the employment agreement), the Named Executive Officer is entitled to a cash payment equal to, in the case of the CEO, 12 times his then monthly salary plus two times his then monthly salary for each year of service (to

a maximum of 18 times his then monthly salary) plus 10% of his then annual salary in consideration of the loss of employment benefits, and in the case of each other Named Executive Officer, 12 times his or her then monthly salary plus 10% of his or her then annual salary in consideration of the loss of employment benefits. Pursuant to the closing of the Arrangement and the termination of the above Named Executive Officers, severances totalling approximately $810,100 will be paid. Additional severance payments equating to approximately $33,333 will be paid out to one other employee of Greenbank.

In addition Greenbank has granted a retention bonus of approximately $33,750 to Mr. Rob Lutzer.

None of the principal holders of Greenbank Securities or any director or officer of Greenbank, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, Greenbank or any of its affiliates, except as disclosed above or elsewhere, or incorporated herein by reference, in this Information Circular or in the appendices hereto.

Greenbank has retained the Greenbank Financial Advisor as financial advisor to Greenbank and the Greenbank Board with respect to the Arrangement and the Greenbank Financial Advisor has provided a fairness opinion to the Greenbank Board. The Greenbank Financial Advisor has received or will receive fees from Greenbank for services rendered.

Expenses of the Arrangement

The estimated costs to be incurred by each of Greenbank and Rock with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $1,650,000 and $500,000, respectively.

Stock Exchange Listings

It is a condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the Rock Shares to be issued pursuant to the Arrangement. The TSX has conditionally approved the listing of the Rock Shares to be issued pursuant to the Arrangement, subject to Rock fulfilling the requirements of the TSX.

It is a condition to completion of the Rock Private Placement and the Arrangement that the TSX shall have conditionally approved the listing of the Rock Shares to be issued pursuant to the Rock Private Placement. The TSX has conditionally approved the listing of the Rock Shares to be issued pursuant to the Rock Private Placement subject to Rock fulfilling the requirements of the TSX.

Other Regulatory Approvals

In addition to the approval of Greenbank Securityholders and the Court, it is a condition precedent to implementation of the Arrangement that all requisite regulatory approvals be obtained.

Securities Law Matters

Canada

All Rock Shares to be issued under the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and the Rock Shares will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Greenbank for approval of the Arrangement. See "*The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order*" above. Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of Greenbank, any recent significant decisions which would apply in this instance. **Greenbank Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.**

Experts

Certain legal matters relating to the Arrangement are to be passed upon by Bennett Jones LLP, on behalf of Greenbank. As at August 23, 2007, the partners and associates of Bennett Jones LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Greenbank Shares.

As at the date hereof, the principals of AJM, as a group, do not hold any of the outstanding Greenbank Shares.

As at the date hereof, the principals of GLJ, as a group, do not hold any of the outstanding Greenbank Shares.

Certain legal matters relating to the Arrangement are to be passed upon by Burnet, Duckworth & Palmer LLP, on behalf of Rock. As at August 23, 2007, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Rock Shares.

As at the date hereof, the principals of GLJ, as a group, do not hold any of the outstanding Rock Shares.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel for Greenbank ("**Tax Counsel**"), the following is a fair and adequate summary of the principal Canadian federal income tax consequences under the Tax Act to Greenbank Securityholders who dispose of their Greenbank Equalization Warrants and their Greenbank Shares (including Greenbank Shares issued to holders of Greenbank Equalization Warrants) pursuant to the Arrangement and receive Rock Shares and/or cash. This summary is applicable to a Greenbank Securityholder who, for all purposes of the Tax Act, deals at arm's length with and is not affiliated with Greenbank or Rock and who holds or will hold Greenbank Equalization Warrants, Greenbank Shares and Rock Shares as capital property. Generally, Greenbank Equalization Warrants, Greenbank Shares and Rock Shares will be considered to be capital property to a holder provided the holder does not use or hold those securities in the course of carrying on a business of buying or selling securities and did not acquire them in one or more transactions considered to be an adventure or concern in the nature of trade. This summary is not applicable to a Greenbank Shareholder that is a "financial institution", a "specified financial institution" or to a Greenbank Shareholder an interest in which would be a "tax shelter investment" all as defined in the Tax Act.

This summary is based upon the facts set out in this Information Circular, certificates as to certain factual matters provided to Tax Counsel by Greenbank and Rock, provisions of the Tax Act in force as of the date of the Information Circular, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Information Circular (the "**Proposed Amendments**") and Tax Counsel's understanding of the current published administrative and assessing policies of the CRA. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial actions, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Greenbank Securityholder. Holders of Greenbank Securities should consult their own tax advisors in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

Residents in Canada

This portion of the summary is applicable only to Greenbank Securityholders who are resident or deemed to be resident in Canada for purposes of the Tax Act and any relevant bilateral tax treaty.

Exchange of Greenbank Equalization Warrants for Greenbank Shares

The exchange of Greenbank Equalization Warrants for Greenbank Shares will not be a disposition of the Greenbank Equalization Warrants for purposes of the Tax Act, and the cost to a Holder of the Greenbank Shares acquired on the exchange will be equal to the adjusted cost base to the Holder of the Greenbank Equalization Warrants immediately before the exchange. The cost of the Greenbank Shares acquired on the exchange will generally be averaged with the cost of all other identical Greenbank Shares held by the Holder as capital property for purposes of determining the adjusted cost base to the Holder of such shares.

Disposition of Greenbank Shares for Cash

A Greenbank Shareholder who receives cash in exchange for Greenbank Shares will realize a capital gain (or a capital loss) to the extent that the amount of cash received for the Greenbank Shareholder's Greenbank Shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Greenbank Shares to the Greenbank Shareholder. Such capital gain (or capital loss) will be subject to the tax treatment described below.

Disposition of Greenbank Shares for Rock Shares

A Greenbank Shareholder who receives Rock Shares in exchange for Greenbank Shares (other than a Holder who chooses to report a capital gain or a capital loss on the exchange or makes a joint election with Rock under subsection 85(1) of the Tax Act as described below under the heading "Disposition of Greenbank Shares Pursuant to a subsection 85(1) Tax Election") will be deemed, pursuant to subsection 85.1(1) of the Tax Act to dispose of their Greenbank Shares for proceeds of disposition equal to the Greenbank Shareholder's adjusted cost base in respect of such Greenbank Shares, immediately before the disposition and to have acquired the Rock Shares received and exchanged therefore for an aggregate cost equal to such proceeds of disposition. Therefore, no gain or loss will be recognized.

If a Greenbank Shareholder chooses to treat the disposition of the Greenbank Shareholder's Greenbank Shares for Rock Shares as a taxable transaction, the Greenbank Shareholder will be required to recognize a capital gain (or a capital loss) in the taxation year of the exchange to the extent that the fair market value of the Rock Shares received in exchange for such Greenbank Shares, exceeds (or is less than) the adjusted cost base to the Greenbank Shareholder of such Greenbank Shares immediately before the exchange and any reasonable costs of disposition associated with the exchange. In this event, the cost of the Rock Shares received in exchange for such Greenbank Shares will be equal to the fair market value of such Rock Shares received on the exchange. Such capital gain (or capital loss) will be subject to the tax treatment described below.

Under the Tax Act, the cost of the Rock Shares received by a Holder in exchange for Greenbank Shares will generally need to be averaged with the adjusted cost base of any other Rock Shares held by the Holder as capital property to determine the adjusted cost base of each such Rock Share for income tax purposes.

Allocation of Consideration

Since under the Arrangement, the amount of cash offered by Rock is subject to a stated maximum amount, a Greenbank Shareholder who elects to receive cash, may also receive Rock Shares in circumstances where the

aggregate elections of all Greenbank Shareholders are such that the stated maximum in respect of cash to be issued by Rock is exceeded.

In circumstances where a Greenbank Shareholder receives a combination of cash and Rock Shares, the Greenbank Shareholder will realize a capital gain (or a capital loss) in respect of that portion of the Greenbank Shareholder's Greenbank Shares which are disposed of for cash to the extent that the amount of cash received for such Greenbank Shares, net of any reasonable costs and disposition, exceeds (or is less than) the aggregate adjusted cost base of such Greenbank Shares to the Greenbank Shareholder. Such capital gain (or capital loss) will be subject to the tax treatment described below.

In respect of that portion of a Greenbank Shareholder's Greenbank Shares which are disposed of for Rock Shares (other than by a Holder who chooses to report a capital gain or a capital loss on the exchange or makes a joint election with Rock under subsection 85(1) of the Tax Act as described below under the heading "Disposition of Greenbank Shares Pursuant to a subsection 85(1) Tax Election"), such Holder will be deemed, pursuant to subsection 85.1(1) of the Tax Act, to have disposed of the Holder's Greenbank Shares for proceeds of disposition equal to the Holder's adjusted cost base in respect of such Greenbank Shares immediately before the disposition, and to have acquired the Rock Shares received in exchange therefore at an aggregate cost equal to such proceeds of disposition.

Disposition of Greenbank Shares Pursuant to a Subsection 85(1) Tax Election

A Greenbank Shareholder, may choose to opt out of the automatic tax deferral available under subsection 85.1(1) of the Tax Act as described above by either including a capital gain or a capital loss in income (in which case the Holder's proceeds of disposition will be equal to the fair market value of the Rock Shares received on the exchange) or by filing an election with Rock under subsection 85(1) of the Tax Act (in which case the Greenbank Shareholder's proceeds of disposition may be fixed somewhere between the adjusted cost base of the Greenbank Shares disposed of on the exchange and the fair market value of the Rock Shares received on the exchange).

Rock has agreed that it will jointly elect with any Greenbank Shareholder under subsection 85(1) of the Tax Act (or subsection 85(2) in the case of a Holder that is a partnership) so as to permit the Holder to elect proceeds of disposition for purposes of the Tax Act of the Holder's Greenbank Shares disposed of to Rock (the "elected amount") within the limits specified in the Tax Act at the time of the exchange. In the event of such an election, the Holder's cost of the Rock Shares acquired to which the election relates will be the elected proceeds of disposition of the Rock Shares. A Holder will realize a capital gain to the extent that such elected proceeds of disposition exceed the Holder's adjusted cost base of the Greenbank Shares, which capital gain will be subject to the treatment under the Tax Act described below.

The potential advantage of filing a joint election with Rock under subsection 85(1) of the Tax Act is that certain Greenbank Shareholders may not be able to take advantage of the automatic tax deferral available under subsection 85(1) of the Tax Act. Moreover, certain individuals may be able to realize a capital gain on the transaction so as to utilize his or her capital gains exemption available on the disposition of a "qualified small business corporation share" and thereby effectively step up or increase the aggregate adjusted cost base of the Rock Shares received on the exchange. In this connection, the Tax Act entitles individuals (other than most trusts) to an exemption from tax on up to Seven Hundred and Fifty Thousand ($750,000.00) Dollars of capital gains realized on the sale of shares of certain corporations. An individual's entitlement to utilize this capital gains exemption is subject to a number of restrictions and conditions, including, in general, that (i) the individual must have owned the shares for at least 24 months prior to the disposition giving rise to the gain, (ii) throughout the 24 month period preceding the sale, the corporation must qualify as a "Canadian-controlled private corporation" (as defined in the Tax Act) and at least fifty (50%) percent of the assets of the corporation must have been used in an active business carried on in Canada, and (iii) at the time of the sale, at least ninety (90%) percent of the assets of the corporation must have been used in an active business carried on in Canada. In addition, the amount of any net capital gains in respect of which the exemption may be claimed will be reduced by the individual's "cumulative net investment losses" as defined in the Tax Act.

Whether and to what extent a particular Greenbank Shareholder will be entitled to shelter all or a portion of any capital gain which would be realized on the exchange of the Greenbank Shares for Rock Shares pursuant to the

Arrangement and thereby effectively increase the aggregate adjusted cost base of the Rock Shares received on the exchange with this capital gains exemption will therefore vary among Greenbank Shareholders. **Greenbank Shareholders considering taking advantage of this capital gains exemption should consult with their own tax advisors for specific advice having regard to their own particular circumstances.**

Procedure In Relation To Subsection 85(1) Tax Elections

It will be the responsibility of each Greenbank Shareholder who wishes to make an election under subsection 85(1) of the Tax Act to obtain the necessary election forms from any Tax Services office of the CRA (and, to the extent applicable, any provincial taxing authority) and to fully complete the forms indicating among other requirements, the number and the adjusted cost base of the Greenbank Shares disposed of and the elected amount, to sign the forms where required, and to forward the signed forms to Rock within ninety (90) days following the Effective Date. Thereafter, subject to the forms complying with the provisions of the Tax Act, Rock will sign the forms and return them to the Holder for filing by the Holder with the CRA and any applicable provincial tax authority. **Holders considering making an election under subsection 85(1) of the Tax Act should consult their own tax advisors to determine the Canadian tax consequences to them of the recognition of a capital gain as a result of the transfer of their Greenbank Shares to Rock and as to the advisability of making such an election, and if so, the selection of an elected amount therein. Rock has agreed to offer the subsection 85(1) election alternative only to the extent that a Holder prepares the necessary joint tax election in the prescribed form and provides such form to Rock within ninety (90) days following the Effective Date and then files such form with the relevant tax authorities within the prescribed time period. Holders should consult their own tax advisors to determine whether any separate election forms must be filed with any provincial taxing authority. Compliance with the requirements to ensure the validity of the election form on a timely basis will be the sole responsibility of the Greenbank Shareholder making the election, and Rock will not be liable for any loss or damage resulting from the late filing of any election form or from the invalidation of any election form.**

Taxation of Capital Gains and Capital Losses

A Greenbank Shareholder will be required to include in income one-half of the amount of any capital gain (a taxable capital gain) arising on a disposition of any Greenbank Shares which is not otherwise deferred as described above, and will generally be required to deduct one-half of the amount of any resulting capital loss (an allowable capital loss) against taxable capital gains realized by the Greenbank Shareholder in the current taxation year. Allowable capital losses not deducted in the year in which they arise may be deducted from net taxable capital gains realized in the three preceding taxation years or in any future taxation year, subject to detailed provisions in the Tax Act.

A Greenbank Shareholder that throughout the relevant taxation year is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year, which is defined to include taxable capital gains.

In the case of a Greenbank Shareholder that is a corporation, a trust or partnership, the amount of any capital loss otherwise determined resulting from the disposition of Greenbank Shares may be reduced by the amount of certain dividends previously received or deemed to have been received on such shares, to the extent and under the circumstances prescribed in the Tax Act.

Capital gains realized by an individual may be subject to an alternative minimum tax. The Tax Act provides that the tax payable by individuals (other than certain trusts) is the greater of the tax otherwise determined and the alternative minimum tax. Greenbank Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Greenbank Securityholder who at all relevant times is a Non- Resident and who does not use or hold, and is not deemed to use or hold Greenbank Equalization Warrants, Greenbank Shares and Rock Shares, as the case may be, in connection with carrying on a business in

Canada (a "**Non-Resident Greenbank Securityholder**"). Special rules, which are not discussed herein, may apply to a Non-Resident Greenbank Shareholder that is an insurer carrying on business in Canada and elsewhere.

Non-Resident Greenbank Securityholders will generally be subject to the same income tax considerations as those discussed above with respect to Greenbank Securityholders who are resident in Canada.

In particular, since the Greenbank Shares are not listed on a prescribed stock exchange, the Greenbank Shares and the Greenbank Equalization Warrants are deemed to be "taxable Canadian property." The result is that Holders of Greenbank Shares (including the Greenbank Shares issued to Holders of Greenbank Equalization Warrants) could be subject to tax under the Tax Act on the exchange of Greenbank Shares for Rock Shares unless they qualify for the rollover treatment under Subsection 85.1(1) of the Tax Act or they file an election with Rock under Subsection 85(1) of the Tax Act, both of which are described above in the context of residents of Canada. Non-Resident Greenbank Securityholders who receive cash in exchange for their Greenbank Shares (including Greenbank Shares issued to Holders of Greenbank Equalization Warrants) will generally realize a capital gain (or a capital loss) to the extent that the amount of cash received by Non-Resident Greenbank Securityholders, net of any reasonable costs or disposition, exceed (or is less than) the adjusted cost base of the Greenbank Shares to the Non-Resident Greenbank Securityholder. Such capital gain (or capital loss) will be subject to the tax treatment described above in respect of Greenbank Securityholders resident in Canada.

Moreover, since the Greenbank Equalization Warrants and the Greenbank Shares will be deemed to be taxable Canadian property to Non-Resident Greenbank Securityholders, the Non-Resident Greenbank Securityholders will be required to obtain a tax clearance certificate from the CRA on the disposition of Greenbank Shares and may be required to notify the CRA of any disposition of their Greenbank Equalization Warrants not later than 10 days after such disposition. **A failure to obtain a tax clearance certificate could result in Rock being forced to sell a portion of the Rock Shares otherwise to be issued to the Non-Resident Greenbank Securityholder on the open market to provide funds to Rock from which to satisfy tax obligations to CRA arising on the exchange, or, if applicable, to withhold a portion of the cash payment which would otherwise be payable to a Non-Resident Greenbank Securityholder in order to satisfy such tax obligation.**

Pursuant to the provisions of the Tax Act, the Rock Shares to be received by Non-Resident Greenbank Securityholders who exchange their Greenbank Shares for Rock Shares utilizing the rollover available under either subsection 85(1) or 85.1(1) of the Tax Act will be deemed to constitute "taxable Canadian property". The result is that such Non-Resident Securityholders will be subject to tax in Canada on any gain realized on a subsequent disposition of Rock Shares, unless the Non-Resident Holder is exempt from tax on such a gain under the provisions of a tax treaty between Canada and the Non-Resident Greenbank Securityholder's jurisdiction of residence. Non-Resident Greenbank Securityholders should consult with their own tax advisors to determine the particular tax consequences to them of the Arrangement, including the requirement to obtain tax clearance certificates on the implementation of the Arrangement or otherwise and the future impact of having their Rock Shares deemed to be "taxable Canadian property".

Dissenting Securityholders

Both Resident and Non-Resident Greenbank Securityholders are permitted to dissent from the Arrangement. Under the Arrangement, a dissenting Greenbank Securityholder will be entitled to be paid by Greenbank the fair market value of the Greenbank Security held by such Greenbank Securityholder determined as of the appropriate date less any applicable withholdings. Such Greenbank Securityholder may be deemed to have realized a dividend to the extent that the proceeds of disposition exceed the paid up capital of the Greenbank Securities and a capital gain (or capital loss) to the extent that the proceeds of disposition less the deemed dividend exceed (or are less than) the adjusted cost base of the Greenbank Securities to the Greenbank Securityholder immediately before payment of the fair market value of the Greenbank Securities. In the case of a Dissenting Securityholder that is a corporation, the entire consideration received may be viewed as the proceeds of disposition of such Greenbank Securityholder's Greenbank Securities, with a resulting capital gain (or capital loss) computed as described above. See "*Residents of Canada – Taxation of Capital Gains and Losses*" and "*Non-Residents of Canada – Taxation of Capital Gains and Losses*" above. Any dividend deemed to be received by a dissenting Non-Resident Greenbank Securityholder or interest paid or credited to the Non-Resident Greenbank Securityholder will be subject to Canadian non-resident withholding tax at the rate of 25%, unless reduced under an applicable income tax treaty. Any Dissenting

Securityholders should consult their own tax advisors regarding the tax consequences to them of dissenting from the Arrangement.

Non-Canadian Income Tax Considerations

This Information Circular does not contain a summary of the non-Canadian income tax consequences of the Arrangement for Greenbank Securityholders who are subject to tax outside of Canada. Such holders should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

INFORMATION CONCERNING ROCK ENERGY INC.

General

Rock Energy Inc., formerly Medbroadcast Corporation, changed its name to Rock Energy Inc. effective February 18, 2004 in conjunction with a continuation of Medbroadcast Corporation from the federal jurisdiction of Canada to the jurisdiction of the Province of Alberta.

Medbroadcast Corporation was incorporated pursuant to the *Company Act* (British Columbia) on February 15, 1988 under the name "Prime Equities Inc.". On October 25, 1991, Prime Equities Inc.'s memorandum was amended to change its name to "Prime Equities International Corporation" and to effect certain changes to its capitalization. On August 11, 1998, Prime Equities International Corporation's memorandum was amended to change its name to "medEra Life Science Corporation". On January 4, 2000, medEra Life Science Corporation continued into the federal jurisdiction of Canada pursuant to the *Canada Business Corporations Act*. Concurrent with such continuation, medEra Life Science Corporation changed its name to "Medbroadcast Corporation" and revised its authorized capital to consist of an unlimited number of Rock Shares and 300,000 preference shares. In conjunction with such continuation, Medbroadcast Corporation adopted by-laws in place of its articles.

On February 18, 2004 Medbroadcast Corporation was continued out of the federal jurisdiction of Canada into the Province of Alberta, changed its name to "Rock Energy Inc." and consolidated its Rock Shares on a 1:30 basis.

The head and principal office of Rock is located at 800, 607 – 8th Avenue SW, Calgary, Alberta T2P 0A7. The registered office of Rock is located at 1400, 350 – 7th Avenue SW, Calgary, Alberta T2P 3N9.

Rock is a reporting issuer, or the equivalent thereof, in the Provinces of British Columbia, Alberta, Saskatchewan, Ontario, Quebec, New Brunswick and Nova Scotia. The Rock Shares trade on the TSX under the symbol "RE".

Rock has one active wholly-owned subsidiary, Rock Energy Ltd. which was incorporated on November 21, 2002 under the ABCA as 1018369 Alberta Ltd. and amalgamated on January 15, 2003 with 1018260 Alberta Ltd. under the name "Rock Energy Ltd.".

Rock and Rock Energy Ltd. are the sole partners of Rock Energy Production Partnership (the "**Partnership**"), a general partnership formed pursuant to the laws of the Province of Alberta. All of the oil and gas properties of Rock and Rock Energy Ltd. have been contributed to and are beneficially owned by the Partnership. Legal title to such oil and gas properties is held by either Rock or Rock Energy Ltd.

Summary Description of the Business of Rock

Rock is engaged in the exploration for and development and production of crude oil and natural gas primarily in Western Canada.

Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions. Rock's current geographic focus is east central Alberta and west central Saskatchewan (which comprises Rock's Plains core area) and the deep basin of Western Alberta (which comprises

Rock's West Central core area). As Rock grows, Rock intends to expand operations in the West Central core area as well as develop a third core area.

Rock intends to evaluate acquisitions, both properties and corporate, primarily in its target core areas to compliment future internal operations. Rock will continue to evaluate other acquisition opportunities over time, as Rock continues to grow and execute its business plan.

Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Rock at Suite 800, 607 – 8th Avenue SW, Calgary, Alberta T2P 0V7 (telephone: (403) 218-4380). In addition, copies of the documents incorporated herein by reference may be obtained from the various securities commissions or similar authorities in Canada through the SEDAR website at *www.sedar.com*. For the purpose of the Province of Québec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of Rock at the above-mentioned address and telephone number.

The following documents of Rock, which have been filed with various securities commissions or other similar authorities in the provinces of Canada, are incorporated by reference into and form an integral part of this Information Circular, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Information Circular or in any other subsequently filed document that is also incorporated by reference to this Information Circular:

1. the Rock AIF;

2. the audited comparative consolidated financial statements of Rock and notes thereto as at and for the years ended December 31, 2006 and 2005, including the notes thereto and auditors' report thereon;

3. management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2006;

4. the interim unaudited comparative consolidated financial statements of Rock and notes thereto as at and for the three and six month periods ended June 30, 2007 and 2006 together with the notes thereto;

5. management's discussion and analysis of financial condition and results of operations for the six months ended June 30, 2007;

6. the information circular of Rock dated March 15, 2007 prepared in connection with the annual meeting of Rock Shareholders held on May 15, 2007; and

7. the Material Change Report of Rock dated August 8, 2007 in respect of the Arrangement and the Rock Private Placement.

Any documents of the type referred to above (including any material change reports (excluding confidential material change reports), interim comparative consolidated financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial conditions and results of operations, information circulars, annual information forms and business acquisition reports) filed by Rock with the provincial securities commissions or similar authorities in Canada after the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference into and form an integral part of this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a

statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Price Range and Trading Volume of Rock Shares

The Rock Shares are listed for trading on the TSX under the symbol "RE". The following table sets forth the high and low trading prices and the aggregate trading volume of the Rock Shares as reported by the TSX for the periods indicated.

Period	High ($)	Low ($)	Volume
2007			
January	3.00	2.67	399,864
February	3.69	2.91	788,943
March	3.59	3.20	184,792
April	3.85	3.31	772,212
May	4.25	3.73	529,712
June	4.20	4.00	1,071,244
July	4.10	4.00	848,182
August (to August 23)	4.00	3.30	108,475

On July 31, 2007, the last trading day on which the Rock Shares traded prior to announcement of the Arrangement, the closing price of the Rock Shares on the TSX was $4.00. On August 23, 2007, the closing price of the Rock Shares on the TSX was $3.59.

Description of Share Capital

The authorized share capital of Rock consists of an unlimited number of Rock Shares and 300,000 preferred shares. The following is a description of the rights, privileges, instructions and conditions attached to the authorized share capital of Rock.

Rock Shares

The holders of Rock Shares are entitled to one vote at each meeting of holders of Rock Shares. On the liquidation, dissolution or winding-up of Rock, or any other distribution of the assets of Rock among its shareholders for the purpose of winding-up its affairs, the holders of the Rock Shares shall be entitled to receive the remaining property and assets of Rock. The holders of Rock Shares are entitled to receive, if, as and when declared by the directors of Rock, non-cumulative dividends at such rate and payable on such date as may be determined from time to time by the directors of Rock.

Preferred Shares

The preferred shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares, subject to the maximum total number of preferred shares issuable, as may, before the issue thereof, be determined by resolution of the board of directors of Rock. Subject to the provisions of the ABCA, the Rock Board may by resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attached to each series of the preferred shares.

Risk Factors

An investment in the Rock Shares is subject to certain risks. Readers should carefully consider the risk factors described under the heading "*Risk Factors*" in the Rock AIF incorporated by reference in this Information Circular as well as the risk factors set forth elsewhere in this Information Circular.

Auditors, Transfer Agent and Registrar

Rock's auditors are KPMG LLP, Chartered Accountants, Calgary, Alberta.

Computershare Trust Company of Canada at its offices in Calgary, Alberta and Toronto, Ontario acts as the transfer agent and registrar for the Rock Shares.

Additional Information

Additional information relating to Rock is available on the SEDAR website at *www.sedar.com*. The Rock AIF contains disclosure relating to Rock's audit committee and the fees paid to Rock's auditors, KPMG LLP, in 2006. Financial information is provided in Rock's comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2006. To receive a copy of such financial statements and related management's discussion and analysis please contact Rock's Chief Financial Officer at Rock, Suite 800, 607 – 8th Avenue SW, Calgary, Alberta T2P 0A7. This information may also be accessed on SEDAR at *www.sedar.com*.

INFORMATION CONCERNING GREENBANK ENERGY LTD.

General

Greenbank was formed on April 16, 1999 pursuant to the laws in the Province of Alberta.

Greenbank is a private energy company engaged in the exploration for, and the development and production of, oil and natural gas, primarily in the province of Alberta.

The head office of Greenbank is located at 400, 404 – 6th Avenue SW, Calgary, Alberta T2P 0R9 and the registered office is located at 4500, 855 – 2nd Street SW, Calgary, Alberta T2P 4K7.

The audited financial statements of Greenbank as at and for the years ended March 31, 2007 and 2006, together with the notes thereto and the report of the auditors thereon and the unaudited financial statements of Greenbank as at and for the three months ended June 30, 2007 are attached to Appendix E to this Information Circular as Schedule A.

See Appendix E, "*Information Concerning Greenbank Energy Ltd.*" for a detailed description of Greenbank.

Greenbank AJM Engineering Report and Greenbank GLJ Engineering Report

It is important to recognize that the Greenbank AJM Engineering Report was commissioned by and prepared for Greenbank whereas the Greenbank GLJ Engineering Report attached as Appendix H to this Information Circular was commissioned by and prepared for Rock. The oil and gas reserves and the net present value of the future net revenue associated therewith as contained in the Greenbank GLJ Engineering Report are materially less than those contained in the Greenbank AJM Engineering Report. In addition to differences of opinion between AJM and GLJ as to reserves assignments, a number of other factors significantly contributed to the differences between the two reports. The reports were prepared at different points in time and have different effective dates (the Greenbank AJM Engineering Report being effective March 31, 2007 and the Greenbank GLJ Engineering Report being effective July 1, 2007). In addition to differences in data upon which reserves assignments were based, the different effective dates in the reports also resulted in the use of different effective dates for forecast pricing assumptions (the Greenbank AJM Engineering Report utilized AJM's March 31, 2007 pricing assumptions whereas the Greenbank GLJ Engineering Report utilized GLJ's June 30, 2007 pricing assumptions). The differences in pricing assumptions were significant. For examples, the Greenbank AJM Engineering Report utilized an AECO-C Spot price for 2008 of

$8.00 per mmbtu whereas the Greenbank GLJ Engineering Report utilized an AECO-C Spot price for 2008 of $7.17 per mmbtu. The Greenbank AJM Engineering Report also assumed the drilling of a larger number of wells to which reserves were assigned than did the Greenbank GLJ Engineering Report, as illustrated by the fact that the Greenbank AJM Engineering Report assumed undiscounted total future development costs in the total proved plus probable case of $19.6 million whereas the Greenbank GLJ Engineering Report assumed similar costs of only $12.9 million. Given the differences between the two reports, Securityholders are encouraged to review the summaries of both the Greenbank AJM Engineering Report and the Greenbank GLJ Engineering Report contained in this Information Circular.

Principal Shareholders

To the knowledge of the directors and the executive officers of Greenbank, as at August 23, 2007, no Person beneficially owns or exercises control or direction over more than 10% of more of the votes attached to the Greenbank Shares other than ARC 4 which holds 11,478,339 Greenbank Shares representing approximately 40% of the outstanding Greenbank Shares and 10,000,000 Greenbank Equalization Warrants representing approximately 51% of the outstanding Greenbank Equalization Warrants.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as set forth in this Information Circular or the Appendices hereto, the management of Greenbank is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer of Greenbank at any time since the beginning of Greenbank's last completed financial year, or any Associate or Affiliate of any of the foregoing persons, in any matter to be acted upon.

Interest of Informed Persons in Material Transactions

Except as disclosed in this Information Circular or the Appendices hereto, there were no material interests, direct or indirect, of directors or executive officers of Greenbank, any securityholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Greenbank Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known Associate or Affiliate of such persons, in any transaction since the commencement of the last completed financial year of Greenbank or in any proposed transaction which has materially affected or would materially affect Greenbank or any of its subsidiaries.

Indebtedness of Directors and Executive Officers

No current or former director or executive officer or Greenbank, nor any of their respective Associates, is or has been indebted to Greenbank or any of its subsidiaries at any time since the beginning of the last completed financial year of Greenbank, nor have any guarantees, support agreements, letters of credit or other similar arrangements or understandings been provided to or for the benefit of any such persons since the beginning of Greenbank's last completed financial year.

PRO FORMA INFORMATION CONCERNING ROCK ENERGY INC.

Upon the completion of the Arrangement and assuming: (i) an aggregate 2,590,461 Rock Shares and an aggregate $14,378,209.30 in cash is issued and paid to Greenbank Securityholders pursuant to the Arrangement; (ii) that no Dissent Rights are exercised; (iii) all of the currently outstanding Greenbank Options and Greenbank Performance Warrants are terminated, unexercised, prior to the Effective Date; and (iv) ARC 5 subscribes for 3,550,175 Rock Shares pursuant to the Rock Private Placement; an aggregate of approximately 25,787,964 Rock Shares will be issued and outstanding. Of these, approximately 18,382,100 Rock Shares (71.3%) will be held by current Rock Shareholders (other than ARC 3 and ARC 5), approximately 25,079 Rock Shares (0.1%) will be held by former Greenbank Securityholders (other than ARC 4) and approximately 7,380,785 Rock Shares (28.6%) will be held by ARC 3, ARC 4 and ARC 5.

Selected Unaudited Pro Forma Financial Information

Certain selected unaudited pro forma consolidated financial information for Rock following the completion of the Arrangement and the Rock Private Placement for the periods indicated is set forth in the following table. **Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Rock after giving effect to the Arrangement, as at and for the six months ended June 30, 2007 and for the year ended December 31, 2006 included in Appendix G of this Information Circular.**

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement and the Rock Private Placement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

	Pro Forma Six Months Ended June 30, 2007	Pro Forma Year Ended December 31, 2006[(1)]
	(unaudited) ($000s)	(unaudited) ($000s)
Petroleum and natural gas sales – net	16,972	31,806
Operating	5,479	10,821
General and administrative	2,111	3,576
Interest	521	924
Stock based compensation	499	1,360
Depletion, depreciation, amortization and accretion	9,458	18,498
Net loss before taxes	(1,096)	(3,373)
Capital taxes	60	45
Future income taxes	(233)	(996)
Net loss for the period	(923)	(2,422)

Note:

(1) Based on year ended December 31, 2006 for Rock and on year ended March 31, 2007 for Greenbank.

Selected Pro Forma Operational Information

The following table sets out certain pro forma operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by Rock following completion of the Arrangement for the periods indicated. Important information concerning the oil and natural gas properties and operations of Rock and Greenbank is contained in the Rock AIF, which is incorporated herein by reference, and in Appendix E and Appendix H. Readers are encouraged to carefully review those documents as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained in those documents.

	Pro Forma Six Months Ended June 30, 2007	Pro Forma Year Ended December 31, 2006 [(1)]
Average Daily Production		
Natural gas (Mmcf/d)	6,222	8,551
Crude oil and NGL (bbls/d)	1,542	1,061
Combined (boe/d)	2,579	2,486

	Rock	Pro Forma Six Months Ended June 30, 2007 Greenbank	Pro Forma Year Ended December 31, 2006 [(1)] Pro Forma Combined
Reserves (Mboe) – Company Interest[(2)(3)(4)]			
Proved	4,488	914	5,402
Probable	2,846	1,091	3,937
Total	7,334	2,005	9,339
Reserves (Mboe) – Net[(2)(3)]			
Proved	3,636	730	4,366
Probable	2,266	852	3,118
Total	5,902	1,582	7,484
Undeveloped Land as at March 31, 2007 (acres)			
Gross	76,950	75,520	152,470
Net	40,321	26,363	66,684

Notes:

(1) Based on year ended December 31, 2006 for Rock and on year ended March 31, 2007 for Greenbank.

(2) Reserves data for Rock are as at December 31, 2006 and are based on the Rock Engineering Report and forecast prices and costs.

(3) Reserves data for Greenbank are as at July 1, 2007 and are based on the Greenbank GLJ Engineering Report and forecast prices and costs.

(4) Reserves are reported on a "Company Interest" basis, which is working interest reserves before reduction for royalty obligations plus royalty interests.

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Rock as at December 31, 2006 and as at June 30, 2007 both before and after giving effect to the completion of the Arrangement and the Rock Private Placement, on a pro forma basis. See also Appendix G, "*Unaudited Pro Forma Financial Statements of Rock*".

Designation	Authorized	As at December 31, 2006 before giving effect to the Arrangement and the Rock Private Placement	As at June 30, 2007 before giving effect to the Arrangement and the Rock Private Placement	As at June 30, 2007 after giving effect to the Arrangement and the Rock Private Placement[(3)]
		(audited)	(unaudited)	(unaudited)
Bank Loan[(1)]	$25,000,000	$10,965,000	$15,741,000	$19,473,000
Rock Shares[(2)]	unlimited	$57,326,000 (19,637,321 shares)	$57,367,000 (19,647,328 shares)	$82,267,000 (25,787,964 shares)

Notes:

(1) As of June 30, 2007 Rock has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of Rock's oil and gas assets and the credit available is $25 million. The facility bears interest at the bank's prime rate or at the prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on Rock's debt to funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of Rock, its subsidiary and partnership and a general security agreement. The next interim review for the facility is scheduled to be completed by September 30, 2007. As at August 9, 2007 approximately $17.8 million was drawn under the facility.

(2) As at June 30, 2007, there were outstanding options granted pursuant to the Rock Stock Option Plan to acquire an aggregate of 1,536,181 Rock Shares at an average exercise price of $4.30 per Rock Share.

(3) Assumes that: (i) an aggregate 2,590,461 Rock Shares and an aggregate $14,378,209.30 in cash is issued and paid to Greenbank Securityholders pursuant to the Arrangement; (ii) that no Dissent Rights are exercised; and (iii) all of the currently outstanding Greenbank Options and Greenbank Performance Warrants are terminated, unexercised, prior to the Effective Date; and (iv) ARC 5 subscribes for 3,550,175 Rock Shares pursuant to the Rock Private Placement.

Principal Holders of Rock Shares

After giving effect to the Arrangement and the Rock Private Placement, to the best of the knowledge of the directors and officers of Rock, no Person will own, directly or indirectly, or exercise control or direction over Rock Shares carrying more than 10% of the votes attached to all of the issued and outstanding Rock Shares other than as described under "*General Proxy Matters – Rock – Voting Securities and Principal Holders Thereof*".

Risk Factors

An investment in the Rock Shares is subject to certain risks. Investors should carefully consider the risks described under the heading "*Risk Factors*" in the Rock AIF (incorporated by reference in this Information Circular) as well as the risk factors set forth below.

Risks Inherent to the Arrangement

Possible Failure to Realize Anticipated Benefits of the Arrangement

Rock and Greenbank are proposing to complete the Arrangement to strengthen the position of Rock in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, significant future drilling opportunities, additional production, additional undeveloped lands, a diversification of assets, a large tax pool base and increased credit facilities. Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Rock's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with Rock's. The integration of the acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Rock's ability to achieve the anticipated benefits of the Arrangement.

Failure to Obtain Necessary Approvals for Completion of the Arrangement

Completion of the Arrangement is subject to the approval of the Court and receipt of all necessary regulatory approval, Greenbank Securityholder approval and Rock Shareholder approval. The failure to obtain any such approvals will prevent Rock and Greenbank from completing the Arrangement and may have a material adverse affect on the business and affairs of Rock or Greenbank or the trading price of the Greenbank Shares.

MATTERS TO BE CONSIDERED AT THE MEETING OF GREENBANK SECURITYHOLDERS

Arrangement

At the Greenbank Meeting, Greenbank Securityholders will be asked to consider and, if deemed advisable, to approve the Greenbank Arrangement Resolution.

The Interim Order provides that each Holder of Greenbank Securities at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Greenbank Meeting.

Pursuant to the Interim Order:

(a) the Greenbank Securityholders will vote together as a single class of securities at the Greenbank Meeting in respect of the Greenbank Arrangement Resolution. Each Greenbank Share and each three (3) Greenbank Equalization Warrants will be entitled to one vote at the Greenbank Meeting in respect of the Greenbank Arrangement Resolution;

(b) the number of votes required to pass the Greenbank Arrangement Resolution shall be not less than 66⅔% of the votes cast by Greenbank Securityholders, either in person or by proxy, at the Greenbank Meeting. In addition, the Greenbank Arrangement Resolution must be approved by a majority of the votes cast by the Greenbank Securityholders, after excluding the votes cast in respect of Greenbank Securities beneficially owned, or over which control or direction is exercised, by ARC 4; and

(c) the quorum at the Greenbank Meeting shall be two persons entitled to vote thereat representing not less than five percent (5%) of the outstanding Greenbank Shares entitled to vote at the Greenbank Meeting. If within 30 minutes from the time appointed for the Greenbank Meeting a quorum is not present, the Greenbank Meeting shall be adjourned to the same day in the next week if a Business Day, and, if not a Business Day, to the next Business Day following one week after the day appointed for the Greenbank Meeting, at the same time and place or as may otherwise be determined by the Chairman of the Greenbank Meeting. If at such adjourned meeting a quorum is not present, the Greenbank Securityholders present in person or by proxy, if at least two, shall be a quorum for all purposes.

In addition to the foregoing, the Rock Arrangement Resolution must also be approved by a majority of the Rock Shareholders voting in person or by proxy at the Rock Meeting, after excluding the votes cast by ARC 4 and its Associates and Affiliates participating in the Arrangement.

MATTERS TO BE CONSIDERED AT THE MEETING OF ROCK SHAREHOLDERS

Rock Private Placement

On July 31, 2007, following the execution of the Arrangement Agreement, ARC 5 entered into a subscription agreement with Rock (the "**Rock Subscription Agreement**") wherein it irrevocably agreed to purchase and subscribe for a minimum of 2,469,136 Rock Shares and a maximum of 3,703,704 Rock Shares at a subscription price of $4.05 per share.

The obligation of ARC 5 to subscribe for Rock Shares as contemplated by the Rock Subscription Agreement is conditional upon ARC 5 being satisfied acting reasonably that all conditions to the completion of the Arrangement have been or will be satisfied or waived by Rock and Greenbank.

The number of Rock Shares which ARC 5 will purchase and subscribe for pursuant to the Rock Subscription Agreement will be equal to the number determined by dividing the total amount of cash (the "**Aggregate Cash Elections**") payable to Greenbank Securityholders who elect to receive cash in exchange for their Greenbank Shares (including Greenbank Shares issued to holders of Greenbank Equalization Warrants) pursuant to the Arrangement (which amount will not exceed $15,000,000) by $4.05; provided that, notwithstanding such calculation, the number of Rock Shares which ARC 5 will purchase and subscribe for will not be less than 2,469,136 Rock Shares ($10,000,000).

Rock will use the proceeds from the Rock Private Placement to fund the payment of cash to those Greenbank Securityholders who elect to receive cash in exchange for their Greenbank Shares (including Greenbank Shares issued to holders of Greenbank Equalization Warrants) pursuant to the Arrangement. In the event that Greenbank Securityholders elect to receive in aggregate less than $10,000,000 in cash pursuant to Arrangement Consideration Elections, Rock will use the proceeds of the Rock Private Placement which exceed the Aggregate Cash Elections to reduce bank indebtedness and for general corporate purposes.

Officers, Directors, and other insiders of Greenbank have committed to elect to receive approximately $7.2 million in cash for their securities of Greenbank

ARC 4 currently holds 11,478,339 Greenbank Shares and 10,000,000 Greenbank Equalization Warrants and has committed that in respect of such securities it will make an Arrangement Consideration Election to receive Rock Shares in exchange for its Greenbank Shares (including Greenbank Shares issued in exchange for its Greenbank Equalization Warrants) pursuant to the Arrangement and, accordingly, will receive 2,565,382 Rock Shares if the Arrangement is completed. ARC 3 and ARC 5 currently hold an aggregate 1,265,228 Rock Shares. Accordingly, following the completion of the Arrangement and the Rock Private Placement and based on certain assumptions, ARC 3, ARC 4 and ARC 5 will collectively hold a minimum of 6,299,746 Rock Shares and a maximum of 7,380,785 Rock Shares which will represent approximately 23.8% and 28.6%, respectively, of the Rock Shares which are expected to be outstanding.

At the Rock Meeting, the Rock Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the Rock Private Placement:

> "BE IT RESOLVED as an ordinary resolution of the shareholders that the private placement of up to 3,703,704 common shares of Rock Energy Inc. at a price of $4.05 per share, all as more particularly described in the Information Circular and Proxy Statement of Greenbank Energy Ltd. and Rock Energy Inc. dated August 23, 2007, be and the same is hereby approved and authorized."

In order for the Rock Private Placement Resolution to be passed, it must be approved by a majority of the votes cast by the Rock Shareholders who vote in person or by proxy at the Rock Meeting.

As the completion of the Rock Private Placement is a condition to the completion of the Arrangement, if the Rock Private Placement Resolution is not approved there is no assurance that the Arrangement will be completed.

The Rock Board recommends that Rock Shareholders vote in favour of the Rock Private Placement Resolution.

The persons named in the enclosed forms of proxy, if named as proxy, intend to vote for the approval of the Rock Private Placement Resolution.

Arrangement

At the Rock Meeting, Rock Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the issuance of Rock Shares pursuant to the Arrangement:

> "BE IT RESOLVED as an ordinary resolution of the shareholders that the issue of up to 6,148,149 common shares of Rock Energy Inc., subject to adjustment for rounding, pursuant to the arrangement under Section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule A to Appendix C to the Information Circular and Proxy Statement of Greenbank Energy Ltd. and Rock Energy Inc. dated August 23, 2007, be and the same is hereby approved and authorized."

In accordance with the requirements of the TSX, as the Arrangement and the Rock Private Placement may result in ARC 3, ARC 4 and ARC 5 holding a sufficient number of Rock Shares to materially affect control of Rock, the Rock Arrangement Resolution must be approved by a majority of the votes cast by Rock Shareholders who vote in person or by proxy at the Rock Meeting, after excluding the votes cast by ARC 4 and its Associates and Affiliates participating in the Arrangement.

The Rock Board recommends that Rock Shareholders vote in favour of the Rock Arrangement Resolution.

The persons named in the enclosed forms of proxy, if named as proxy, intend to vote for the approval of the Rock Arrangement Resolution.

Upon the completion of the Rock Private Placement and the Arrangement, Matt Brister has agreed to resign as a director or Rock and the current intention of the Rock Board is to appoint Brian Boulanger, who is a director of Greenbank and an officer of the manager of ARC 4, as a director of Rock to fill the vacancy created by the resignation of Mr. Brister.

GENERAL PROXY MATTERS - GREENBANK

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of Greenbank to be used at the Greenbank Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Greenbank who will be specifically remunerated therefor. All costs of the solicitation for the Greenbank Meeting will be borne by Greenbank.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Greenbank Shares and/or Greenbank Equalization Warrants.

The Persons named in the enclosed form of proxy are directors and officers of Greenbank. A Greenbank Securityholder desiring to appoint a Person (who need not be a Greenbank Securityholder) to represent such Greenbank Securityholder at the Greenbank Meeting other than the Persons designated in the applicable accompanying form of proxy may do so either by inserting such Person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. The applicable form of proxy must be received by Computershare Trust Company of Canada by 1:00 p.m. (Calgary time) on the second last Business Day prior to the date of the Greenbank Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Greenbank Securityholder who has given a form of proxy or voting direction may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Greenbank Securityholder or by his attorney duly authorized in writing or, if the Greenbank Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada on or before the last Business Day preceding the day of the Greenbank Meeting or any adjournment thereof or with the Chairman of the Greenbank Meeting on the day of the Greenbank Meeting or any adjournment thereof.

The Record Date for determination of Greenbank Securityholders entitled to receive notice of and to vote at the Greenbank Meeting is August 23, 2007. Only Greenbank Securityholders whose names have been entered in the register of Greenbank Securityholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the Greenbank Meeting provided that, to the extent a Greenbank Shareholder has transferred any Greenbank Shares subsequent to that date and the transferee shareholder, not later than 10 days before the Greenbank Meeting, establishes ownership of the Greenbank Shares and demands that the transferee's name be included on the list of holders of Greenbank Shares eligible to vote at the Greenbank Meeting, such transferee will be entitled to vote those Greenbank Shares at the Greenbank Meeting.

Signature of Proxy

The form of proxy must be executed by the Greenbank Securityholder or his or her attorney authorized in writing, or if the Greenbank Securityholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature

and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Greenbank).

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Greenbank Securities in respect of which they are appointed in accordance with the direction of the Greenbank Securityholder appointing them. **In the absence of such direction, the Greenbank Securities will be voted FOR the approval of the Greenbank Arrangement Resolution.**

Exercise of Discretion of Proxy

The proxyholder has discretion under the accompanying applicable form of proxy to consider such further and other business as may properly be brought before the Greenbank Meeting or any adjournment thereof. At the date of this Information Circular, management of Greenbank knows of no amendments, variations or other matters to come before the Greenbank Meeting other than the matters referred to in the Notice of Meeting. Holders of Greenbank Securities who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Voting Securities and Principal Holders Thereof

As at August 23, 2007 there were 28,915,099 Greenbank Shares and 19,745,000 Greenbank Equalization Warrants issued and outstanding. To the knowledge of the directors and officers of Greenbank, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over 10% or more of the Greenbank Shares or the Greenbank Equalization Warrants on a fully diluted basis other than ARC 4.

GENERAL PROXY MATTERS - ROCK

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of Rock to be used at the Rock Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Rock who will be specifically remunerated therefor. All costs of the solicitation for the Rock Meeting will be borne by Rock.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Rock Shares.

The Persons named in the enclosed forms of proxy are directors and officers of Rock. A Rock Shareholder desiring to appoint a Person (who need not be a Rock Shareholder) to represent such Rock Shareholder at the Rock Meeting other than the Persons designated in the applicable accompanying forms of proxy may do so either by inserting such Person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. The applicable form of proxy must be received by Computershare Trust Company of Canada by 10:00 a.m. (Calgary time) on the second last Business Day prior to the date of the Rock Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Rock Shareholder who has given a form of proxy or voting direction may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Rock Shareholder or by his attorney duly authorized in writing or, if the Rock Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust

Company of Canada on or before the last Business Day preceding the day of the Rock Meeting or any adjournment thereof or with the Chairman of the Rock Meeting on the day of the Rock Meeting or any adjournment thereof.

The Record Date for determination of Rock Shareholders entitled to receive notice of and to vote at the Rock Meeting is August 23, 2007. Only Rock Shareholders whose names have been entered in the register of Rock Shareholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the Rock Meeting provided that, to the extent a Rock Shareholder has transferred any Rock Shares subsequent to that date and the transferee shareholder, not later than 10 days before the Rock Meeting, establishes ownership of the Rock Shares and demands that the transferee's name be included on the list of holders of Rock Shares eligible to vote at the Rock Meeting, such transferee will be entitled to vote those Rock Shares at the Rock Meeting.

Signature of Proxy

The applicable form of proxy must be executed by the Rock Shareholder or his or her attorney authorized in writing, or if the Rock Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Rock).

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Rock Shares in respect of which they are appointed in accordance with the direction of the Rock Shareholder appointing them. **In the absence of such direction, the Rock Shares will be voted FOR the approval of the Rock Private Placement Resolution and the Rock Arrangement Resolution and the other matters, if any, to be considered at the Rock Meeting.**

Exercise of Discretion of Proxy

The proxyholder has discretion under the accompanying applicable form of proxy to consider such further and other business as may properly be brought before the Rock Meeting or any adjournment thereof. At the date of this Information Circular, management of Rock knows of no amendments, variations or other matters to come before the Rock Meeting other than the matters referred to in the Notice of Meeting. Holders of Rock Shares who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Voting Securities and Principal Holders Thereof

As at August 23, 2007 there were 19,647,328 Rock Shares issued and outstanding. To the knowledge of the directors and officers of Rock, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over 10% or more of the Rock Shares on a fully diluted basis other than Neil Gledhill who, through his subsidiaries ELM 2002 Management Ltd., ELM Capital Corporation and ELM Energy Management Ltd. owns 1,976,628 Rock Shares representing approximately 10.1% of the outstanding Rock Shares.

AUDITORS' CONSENTS

Consent of KPMG LLP

The Board of Directors of Greenbank Energy Ltd.

We have read the information circular and proxy statement dated August 23, 2007 with respect to a plan of arrangement involving Greenbank Energy Ltd., Rock Energy Inc. and the securityholders of Greenbank Energy Ltd. and with respect to a private placement by Rock Energy Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-mentioned information circular of our report to the directors of Greenbank Energy Ltd. on the balance sheets of Greenbank Energy Ltd. as at March 31, 2007 and 2006 and the statements of operations and deficit and cash flows for the year then ended. Our report is dated June 14, 2007 (except for note 13 which is dated August 9, 2007).

Calgary, Canada
August 23, 2007

(signed) "*KPMG LLP*"
Chartered Accountants

Consent of KPMG LLP

The Board of Directors of Rock Energy Inc.

We have read the information circular and proxy statement dated August 23, 2007 with respect to a plan of arrangement involving Greenbank Energy Ltd., Rock Energy Inc. and the securityholders of Greenbank Energy Ltd. and with respect to a private placement by Rock Energy Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned information circular of our report to the shareholders of Rock Energy Inc. on the consolidated balance sheets of Rock Energy Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. Our report is dated March 15, 2007.

Calgary, Canada
August 23, 2007

(signed) "*KPMG LLP*"
Chartered Accountants

APPENDIX A

GREENBANK ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1. the arrangement ("**Arrangement**") under Section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule A to Appendix C to the Information Circular and Proxy Statement of Greenbank Energy Ltd. ("**Greenbank**") and Rock Energy Inc. ("**Rock**") dated August 23, 2007 (the "**Information Circular**"), all as more particularly described in the Information Circular, and all transactions contemplated thereby, be and are hereby authorized and approved;

2. the arrangement agreement (the "**Arrangement Agreement**") dated July 31, 2007 between Greenbank and Rock, a copy of which is attached as Appendix C to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Greenbank may, without further notice to or approval of the holders of common shares of Greenbank or equalization warrants to purchase common shares of Greenbank, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement, and

4. any director or officer of Greenbank is hereby authorized, for and on behalf of Greenbank, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

APPENDIX B

INTERIM ORDER

Action No. 0701-08615

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the *Business Corporations Act*, being Chapter B-9, of the Revised Statutes of Alberta, 2000, as amended

AND IN THE MATTER OF a Plan of Arrangement proposed by Greenbank Energy Ltd. involving GREENBANK ENERGY LTD., ROCK ENERGY INC. and GREENBANK ENERGY LTD. SECURITYHOLDERS

THE HONOURABLE	) At the Court House, in the City of Calgary, in
Madam Justice A.B. Moen	) the Province of Alberta, on Thursday, the 23rd
IN CHAMBERS	) day of August 2007.

INTERIM ORDER

UPON the Petition of Greenbank Energy Ltd. ("Greenbank") pursuant to Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9 ("ABCA");

AND UPON reading the said Petition and Affidavit of Sig Slotboom, filed herein;

AND UPON being advised that counsel for Rock Energy Inc. has notice of this application;

AND UPON hearing counsel for Greenbank;

IT IS HEREBY ORDERED THAT:

Greenbank Securityholders' Meeting

1. Greenbank shall convene a special meeting (the "Greenbank Meeting") of the holders (the "Securityholders") of the common shares (the "Greenbank Shares") in the capital of Greenbank (the "Greenbank Shareholders") and the holders of equalization warrants to purchase Greenbank Shares (the "Greenbank Warrants", and together with the Greenbank

Shares, the "Greenbank Securities") (the "Greenbank Warrantholders") on or about September 26, 2007 to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Special Resolution") approving a plan of arrangement (the "Arrangement") in respect of Greenbank, the Securityholders and Rock Energy Inc. ("Rock Energy"), as contemplated in the Arrangement. A true copy of the Arrangement in its substantially final form is included as Appendix B of the Information Circular and Proxy Statement (the "Information Circular") that is Exhibit "A" of the Affidavit of Sig Slotboom. The Securityholders may further deal with any other items of business as may be proposed and properly disclosed in the Information Circular.

2. The Greenbank Meeting shall be called, held and conducted in accordance with the ABCA and the articles and bylaws of Greenbank, subject to what may be provided hereafter.

Notice of Greenbank Meeting

3. The only persons entitled to notice of the Greenbank Meeting shall be the Securityholders of record as of August 23, 2007 (the "Record Date"), and the directors and auditors of Greenbank.

4. At least 21 days (exclusive of the day of mailing or delivery but inclusive of the day of the Greenbank Meeting) prior to the day of the Greenbank Meeting, Greenbank shall send:

   (a) the Notice of the Special Meeting of Securityholders of Greenbank Energy Ltd.;

   (b) the Notice of Petition; and

   (c) the Information Circular

all in substantially the form contained in Exhibit "A" to the Affidavit of Sig Slotboom, with such amendments as counsel for Greenbank may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Order, to the

Securityholders of record as at the Record Date, and to the directors and auditors of Greenbank by mailing the same by prepaid ordinary mail or by delivering the same by direct courier at the expense of Greenbank. Such mailing or delivery shall constitute good and sufficient service of notice of the Petition, the Greenbank Meeting and the hearing in respect of the Petition.

5. The accidental omission to give notice of the Greenbank Meeting to or the non-receipt of the notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceedings taken at the Greenbank Meeting.

Conduct of the Greenbank Meeting

6. The registered Greenbank Shareholders and Greenbank Warrantholders who hold issued and outstanding Greenbank Shares and Greenbank Warrants, as applicable, as at the Record Date and are present in person or by proxy at the Greenbank Meeting shall be the only persons entitled to vote on the Special Resolution and they shall vote together as a single class. Each Greenbank Share and each three (3) Greenbank Warrants entitled to be voted at the Greenbank Meeting will entitle the holder to one vote at the Greenbank Meeting in respect of the Special Resolution.

7. The requisite majority for the approval of the Special Resolution shall be at least 66 2/3% of the votes cast by the Securityholders, voting together as a single class, present in person or by proxy at the Meeting, and a majority of votes cast by the Greenbank Shareholders present in person or by proxy at the Meeting after excluding the votes cast in respect of the Greenbank Securities beneficially owned, or over which control or direction is exercised by ARC Energy Venture Fund 4.

8. To be valid, proxies must be deposited with Greenbank in the manner described in the Information Circular.

9. An officer or a director of Greenbank, or failing them, any person to be chosen at the Greenbank Meeting, shall be the Chair of the Greenbank Meeting.

10. The quorum for the Greenbank Meeting shall be two or more persons present, holding or representing by proxy not less than five percent (5%) of the aggregate number of Greenbank Shares entitled to be voted at the Greenbank Meeting. If no quorum is present within thirty (30) minutes of the appointed Greenbank Meeting time, the Greenbank Meeting shall stand adjourned to the same day in the next week, if a business day, and, if not a business day, to the next business day following one week after the day appointed for the Greenbank Meeting, at the same time and place or such later date as the board of directors of Greenbank may select. If at such adjourned meeting a quorum is not present, the Greenbank Securityholders present in person or by proxy, if at least two, shall be quorum for all purposes.

Dissent Rights

11. The registered Securityholders shall have the right to dissent from the Special Resolution in accordance with the provisions of Section 191 of the ABCA, as modified by this Order, and are entitled to be paid the fair value of their Greenbank Securities in respect of which such right of dissent is exercised, provided that:

(a) notwithstanding subsection 191(5) of the ABCA, the written objection to the Special Resolution approving the Arrangement referred to in subsection 191(5) of the ABCA which is required to be sent to Greenbank must be received, at or before 5:00 p.m. (Calgary time) five (5) business days preceding the Greenbank Meeting, by Greenbank in care of its solicitors, Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7, Attention: Darrell Peterson;

(b) a dissenting Securityholder must abstain from voting his or her Greenbank Securities at the Greenbank Meeting either in person or by proxy, with respect to the Special Resolution;

(c) a Securityholder may not exercise a right of dissent in respect of only a portion of such holder's Greenbank Securities, but may dissent only with respect to all of the Greenbank Securities held by the holder;

(d) the Greenbank Securityholder exercising such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA; and

(e) payment of the fair value of Greenbank Securities in respect of which the right of dissent is exercised, may be made by either of Greenbank or Rock Energy.

12. Notice to Securityholders of the right of dissent with respect to the Special Resolution and the right to receive, subject to the provisions of this Order and the ABCA, the fair value of their Greenbank Securities shall be good and sufficiently given by including information with respect thereto in the Information Circular.

13. The mailing of the Notice of Special Meeting, Notice of Petition and Information Circular referred to in paragraph 4 of this Order, in accordance with the provisions of this Order shall constitute good and sufficient service in respect of this Petition upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and service of the Petition and Affidavit is dispensed with.

Final Approval

14. Upon approval of the Arrangement at the Greenbank Meeting in the manner set forth in this Order, Greenbank may apply before this Court for approval of the Arrangement, which application (the "Final Application") shall be heard by this Honourable Court at the Court House, 601 - 5th Street S.W. in the City of Calgary, on September 27th at 9:30 a.m. (Calgary time) or at such other time as the Court may entertain it.

15. Any Securityholder and any other interested person may appear on the Final Application provided that such holder or person shall file with this Court and serve on Greenbank care of its solicitors on or before 12:00 p.m. (Calgary time) on September 20, 2007, a

Notice of Intention to Appear setting out the address for service in respect of such holder or person, and indicating whether such holder or person intends to support or oppose the Final Application or make submission thereat together with any evidence or materials which are present to this Court, such Notice of Intention to Appear to be effected by delivery, at the address set forth below:

Bennett Jones LLP
4500 Bankers Hall East
855 - 2nd Street S.W.
Calgary, Alberta T2P 4K7
Attention: Darrell Peterson

16. In the event the Final Application is adjourned, only those persons who have filed and served a Notice of Intention to Appear shall be served with notice of the adjourned date.

17. Service of notice of this application on any person is hereby dispensed with.

18. Greenbank is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

"A. Moen"
J.C.Q.B.A.

ENTERED this 23rd day of August 2007.

"V.A. Brant"
Clerk of the Court of Queen's Bench

Action No. 0701-08615

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the *Business Corporations Act*, being Chapter B-9 of the Revised Statutes of Alberta, 2000, as amended

AND IN THE MATTER OF a Plan of Arrangement proposed by Greenbank Energy Ltd. involving GREENBANK ENERGY LTD., ROCK ENERGY INC. and GREENBANK ENERGY LTD. SECURITYHOLDERS

INTERIM ORDER

Bennett Jones LLP
4500 Bankers Hall East
855 - 2nd Street S.W.
Calgary, Alberta T2P 4K7
Attention: Ken T. Lenz/Laurie A. Goldbach

Tel No. (403) 298-3317/3614
Fax No. (403) 265-7219

File No.: 53794-10

APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

BETWEEN

ROCK ENERGY INC.

AND

GREENBANK ENERGY LTD.

July 31, 2007

TABLE OF CONTENTS

ARRANGEMENT AGREEMENT

THIS AGREEMENT dated the 31st day of July, 2007.

BETWEEN:

ROCK ENERGY INC., a corporation continued under the laws of the Province of Alberta ("**Rock**")

- and -

GREENBANK ENERGY LTD., a corporation incorporated under the laws of Alberta ("**Greenbank**")

WHEREAS Greenbank and Rock wish to propose an arrangement involving Greenbank, Rock and the Greenbank Shareholders (as defined herein);

AND WHEREAS the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the *Business Corporations Act* (Alberta);

AND WHEREAS the parties hereto have entered into this Arrangement Agreement (this "**Agreement**") to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"**AJM Greenbank Report**" means the independent evaluation report dated May 17, 2007 prepared by AJM Petroleum Consultants that reports on oil and gas reserves attributable to Greenbank as at March 31, 2007;

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Affiliate**" has the meaning ascribed thereto by the *Securities Act (*Alberta);

"**ARC**" means ARC Energy Venture Fund 4;

"**Arrangement**" means the arrangement involving Greenbank, Rock and the Greenbank Securityholders under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required by subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

"**Associate**" has the meaning ascribed thereto by the Securities Act;

"**Board of Directors**" means, with respect to Rock, the Board of Directors of Rock, and means, with respect to Greenbank, the Board of Directors of Greenbank;

"**Business**" with respect to a Party means the oil and gas exploration, development and production business and any other related or ancillary activities carried on by such Party or any applicable subsidiaries of such Party as of the date hereof, whether carried on directly by such Party, or indirectly through contractual arrangements with other Persons;

"**business day**" means any day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta;

"**Canadian GAAP**" means generally accepted accounting principles in Canada applied on a consistent basis;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Closing Time**" shall be 10:00 a.m. (Calgary time) on the business day immediately following the later of the date of the Greenbank Meeting or the date of the Rock Meeting, unless otherwise agreed to by Rock and Greenbank;

"**Competing Acquisition Proposal**" means, with respect to Greenbank, any inquiry made to Greenbank or its directors or senior officers or any proposal or offer made to Greenbank or its shareholders from or public announcement of an intention by any Person other than Rock that constitutes or may reasonably be expected to lead to: (i) an acquisition of 50% or more of the outstanding Greenbank Shares; (ii) an acquisition of assets of Greenbank having a value equal to or greater than $7,500,000; (iii) an amalgamation, arrangement, merger, or consolidation involving Greenbank and any Person (other than Rock); (iv) a take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, winding-up, reorganization into a royalty trust or income fund, or other form of similar transaction involving Greenbank; or (v) any other transaction, the consummation of which would or could reasonably be expected to materially impede, interfere with, prevent or delay the Arrangement and the transactions contemplated by this Agreement or which would, or could reasonably be expected to, materially reduce the benefits to Rock of the Arrangement and the transactions contemplated by this Agreement;

"**Confidentiality Agreement**" means, collectively, the confidentiality agreements dated May 29, 2007 between Greenbank and Rock relating to, inter alia, the confidentiality of information provided by Greenbank to Rock and July 12, 2007 between Rock and Greenbank relating to, inter alia, the confidentiality of information provided by Rock to Greenbank;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Disclosed by Greenbank**" means the information disclosed on or prior to the date of this Agreement to Rock (or its Representatives) in respect of Greenbank's Business: (i) in the Greenbank Disclosure Letter; (ii) in the virtual data room disclosures either made available by Tristone Capital Inc. through the internet or provided electronically by CD-ROM prepared by Tristone Capital Inc.; (iii) through all due diligence

conducted by Rock (or its Representatives); and (iv) in written response to due diligence inquiries made by Rock (or its Representatives);

"**Disclosed by Rock**" means the information disclosed on or prior to the date of this Agreement to Greenbank (or its Representatives) in respect of Rock's Business: (i) in the Rock Disclosure Letter; (ii) through all due diligence conducted by Greenbank (or its Representatives); (iii) in written response to due diligence inquiries made by Greenbank (or its Representatives); and (iv) on SEDAR; or in documents filed by Rock on SEDAR;

"**Dissent Rights**" means the rights of dissent of the holders of Greenbank Securities in respect of the Arrangement described in Section 4.1 of the Plan of Arrangement;

"**Documents of Title**" means, collectively, any and all certificates of title, leases, permits, licences, unit agreements, assignments, trust declarations, royalty agreements, operating agreements or procedures, participation agreements, farm-in and farm-out agreements, sale and purchase agreements, pooling agreements and other agreements by virtue of which Greenbank's or Rock's or the Rock Affiliates', as the case may be, title to an interest in its oil and gas assets are derived;

"**Effective Date**" means the date the Arrangement becomes effective under the ABCA which shall be the first business day following the later of the Greenbank Meeting and the Rock Meeting, or such later date as may be agreed to by Greenbank and Rock;

"**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

"**Employee Benefit Plan**" means, with respect to a Party, any bonus, employee benefit plan, profit sharing, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, stock purchase plan, fund or arrangement for the benefit of employees of such Party;

"**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest in property, option, right of first refusal or offer, adverse claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

"**Environmental Approvals**" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Entities pursuant to Environmental Laws;

"**Environmental Laws**" means all applicable Laws, including applicable common laws, relating to the protection of the environment and employee and public health and safety matters;

"**Final Order**" means the order of the Court approving the Arrangement pursuant to Section 193(9) of the ABCA, as such order may be affirmed, amended or modified at any time prior to the Effective Date by any court of competent jurisdiction or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"**GLJ**" means GLJ Petroleum Consultants Ltd.;

"**GLJ Greenbank Report**" means the report to be prepared by GLJ Petroleum Consultants Ltd. that reports on reserves attributable to Greenbank as at July 1, 2007;

"GLJ Rock Report" means the report dated February 15, 2007 prepared by GLJ that reports on reserves attributable to Rock as at December 31, 2006;

"Governmental Entity" means any applicable: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including the Securities Authorities;

"Greenbank Arrangement Resolution" means the special resolution of the Greenbank Securityholders approving the Plan of Arrangement and other related matters to be considered at the Greenbank Meeting;

"Greenbank CapEx Commitments" means a summary of the capital expenditure commitments of Greenbank as at the date of this Agreement, as set forth in the Greenbank Disclosure Letter;

"Greenbank CapEx Summary" means a summary of the capital expenditures incurred by Greenbank between April 1, 2007 and the date of this Agreement, as set forth in the Greenbank Disclosure Letter;

"Greenbank Credit Agreement" means the amended and restated revolving demand loan facility between Greenbank and National Bank of Canada dated July 4, 2007;

"Greenbank Closing Costs" means the sum of: (i) all amounts required to satisfy the Greenbank Employee Obligations; (ii) the Greenbank Financial Advisors' Fees; (iii) the cost of placing "trailing" (or "run-off") directors' and officers' liability insurance; and (iv) all fees, costs and expenses (including fees for legal and other professional advisors) incurred by or on behalf of Greenbank or in respect of which Greenbank has agreed to be responsible in connection with this Agreement and the transactions contemplated hereby;

"Greenbank Disclosure Letter" means the disclosure letter prepared by Greenbank and delivered to Rock concurrent with the execution and delivery of this Agreement;

"Greenbank Employee Obligations" means any obligations or liabilities of Greenbank to pay an amount to or on behalf of its officers, directors, employees and consultants for: (i) severance, termination or bonus payments in connection with a termination of employment or change of control of Greenbank pursuant to any agreements (written or otherwise) or resolution of the Board of Directors of Greenbank, pension plans or other plans, Greenbank's severance or other policies or otherwise in accordance with applicable law; or (ii) retention bonus payments pursuant to any agreements (written or otherwise) or resolution of the board of directors of Greenbank, any plans of Greenbank, Greenbank's retention or other policies or otherwise in accordance with applicable Laws, all as set forth in the Greenbank Disclosure Letter;

"Greenbank Employees" means those individuals who are currently employees of Greenbank;

"Greenbank Equalization Warrantholders" means the holders of issued and outstanding Greenbank Equalization Warrants;

"Greenbank Equalization Warrants" means a warrant, each evidencing the right issued by Greenbank to the holder to acquire, for no additional consideration, one-third of one fully paid and non-assessable Greenbank Share in certain circumstances;

"Greenbank Financial Advisor" means Tristone Capital Inc., the financial advisor to Greenbank in connection with the Arrangement;

"Greenbank Financial Advisor's Fees" means fees and expenses payable by Greenbank to the Greenbank Financial Advisor in connection with the Arrangement;

"Greenbank Financial Statements" means, collectively, the audited financial statements of Greenbank as at and for the years ended March 31, 2007 and 2006, together with the notes thereto and the report of the auditors thereon and, once prepared, reviewed by Greenbank's auditors and delivered to Rock, the unaudited financial statements of Greenbank as at and for the three months ended June 30, 2007;

"Greenbank Information" means the information provided by Greenbank specifically for inclusion in, and actually included in, the Information Circular;

"Greenbank Interests" has the meaning set forth in paragraph 19(b) of Schedule B;

"Greenbank Meeting" means the special meeting of Greenbank Securityholders to be called and held for the purpose of considering the Greenbank Arrangement Resolution and related matters and any adjournments or postponements thereof;

"Greenbank Option Plan" means the stock option plan of Greenbank effective August 11, 2004 providing for the granting of stock options to directors, officers, employees and consultants of Greenbank;

"Greenbank Options" means the stock options outstanding under the Greenbank Option Plan;

"Greenbank Performance Warrants" means incentive share purchase warrants of Greenbank, each of which entitles the holder to acquire one (1) Greenbank Share at an average exercise price of $2.00 per share on or before 4:30 p.m. (Calgary time) on August 11, 2009, subject to certain performance criteria;

"Greenbank Securities" means, collectively, Greenbank Shares and Greenbank Equalization Warrants;

"Greenbank Securityholders" means, collectively, Greenbank Shareholders and Greenbank Equalization Warrantholders;

"Greenbank Shareholders" means the holders of issued and outstanding Greenbank Shares;

"Greenbank Shares" means the common shares of Greenbank;

"Greenbank Termination Fee" has the meaning ascribed thereto in Section 8.3;

"Indebtedness" means all obligations, which in accordance with generally accepted accounting principles should be classified on the obligor's balance sheet as liabilities, including as applicable but without limitation: (i) all debt and similar monetary obligations, whether direct or indirect; (ii) all liabilities secured by any mortgage, pledge, security interest, lien, charge or other encumbrance existing on property owned or acquired subject thereto, whether or not the liability secured thereby shall have been assumed; (iii) all guarantees, endorsements and other contingent obligations whether direct or indirect in respect of Indebtedness or performance of others, including any obligation to supply funds to or in any manner to invest in, directly or indirectly, the debtor, to purchase Indebtedness, or to assure the owner of Indebtedness against loss, through an agreement to purchase goods, supplies or service for the purpose of enabling the debtor to make payment of the Indebtedness held by such owner or otherwise; and (iv) obligations to reimburse issuers of any letters of credit;

"Information Circular" means the joint information circular of Greenbank and Rock to be sent by Greenbank to the Greenbank Securityholders in connection with Greenbank Meeting and to be sent by Rock to the Rock Shareholders in connection with the Rock Meeting;

"insider" shall have the meaning ascribed thereto by the *Securities Act* (Alberta);

"Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Greenbank Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Laws" means all laws, by-laws, rules, regulations, orders, rulings, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entity, including applicable securities laws and applicable corporate laws;

"Material Adverse Change" or **"Material Adverse Effect"** with respect to or on Rock or Greenbank, as applicable, means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition, assets or liabilities (contingent or otherwise) of Rock and the Rock Affiliates taken as a whole, or Greenbank, as the case may be, other than any change, effect, event, occurrence, circumstance or state of facts: (i) the factual basis for which has been disclosed by Rock or Greenbank in this Agreement, as applicable, or Disclosed by Rock or Disclosed by Greenbank, as applicable; (ii) relating to general economic or financial conditions, including in Canada or the United States; (iii) relating to the state of securities and commodity markets in general, including in Canada or the United States; (iv) reasonably attributable to the announcement of this Agreement or the transactions contemplated hereby, including the reaction or position of any Governmental Entity or any change in the trading price of Rock Shares; (v) relating to the oil and gas industry in general, including without limitation any change in commodity prices, and not specifically relating to Rock or the Rock Affiliates or Greenbank, as applicable; (vi) relating to changes in Laws (including tax Laws) or the interpretation, application or non-application of Laws by Governmental Entities; (vii) which arises out of a matter or action taken (other than by the other Party) in respect of such Party with the approval, consent or authority of the other Party; or (viii) reflected in the Greenbank GLJ Report except if the factual basis for the change, effect, event, occurrence, circumstance or state of facts has not been disclosed by Greenbank in this Agreement or Disclosed by Greenbank;

"Parties" means Greenbank and Rock and **"Party"** means any one of them;

"Permitted Encumbrances" means: (i) undetermined or inchoate Encumbrances and charges incidental to construction, maintenance or operations which have not at the time been filed pursuant to law; (ii) Encumbrances for taxes and assessments which are not at the time overdue, Encumbrances securing worker's compensation assessments and Encumbrances for specified taxes and assessments which are overdue but the validity of which is being contested at the time in good faith, if the Person shall have made on its books provision reasonably deemed by it to be adequate therefore; (iii) Encumbrances or any right of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease; (iv) Encumbrances for payment of fees under and pursuant to contracts entered into in the ordinary course of business, including, without limitation, gas gathering, transportation and processing agreements; (v) cash or governmental obligations deposited in the ordinary course of business in connection with contracts, bids, tenders or to secure worker's compensation, unemployment insurance, surety or appeal bonds, costs of litigation, when required by law, public and statutory obligations, Encumbrances or claims incidental to current construction, mechanics', warehousemen's, carriers' and other similar Encumbrances for which payment is not at the time due or, if due, is being contested in good

faith; (vi) security given in the ordinary course of business to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or governmental or other authority in connection with the operations pertaining to Petroleum and Natural Gas Interests; (vii) easements, rights of way and servitudes which will not in the aggregate materially impair the use of the land concerned for the purpose for which it is held or used, and (viii) all rights reserved to or vested in any governmental body by the terms of any lease, license, franchise, grant or permit held by it or by any statutory provision to terminate any such lease, license, franchise, grant or permit or to require annual or periodic payments as a condition of the continuance thereof or to distrain against or to obtain an Encumbrance on any of its property or assets in the event of failure to make such annual or other periodic payments;

"Person" means an individual, partnership, corporation, association, trust, joint venture, unincorporated organization and any government, government department or agency or political subdivision thereof;

"Petroleum and Natural Gas Interests" of a Person means all real and tangible and intangible personal property of such Person, which is petroleum, natural gas or related hydrocarbons (collectively **"Petroleum Substances"**), all leases, reservations, permits, licenses and other documents by virtue of which such Person is entitled to drill for, win, take or remove Petroleum Substances from the lands within which such Petroleum Substances are contained, all tangible depreciable property and assets situate on, or about the lands or lands pooled or unitized therewith or used or intended for use in connection with the production of Petroleum Substances therefrom or the processing, transmission or treatment of such Petroleum Substances, and all other property, assets and rights pertaining to the Petroleum Substances. For greater certainty, Petroleum and Natural Gas Interests shall not include any property, assets and rights pertaining to the trading, marketing and sale of Petroleum Substances;

"Plan of Arrangement" means the plan of arrangement substantially in the form attached hereto as Schedule A and any amendment or variation thereto made in accordance with Article 6 of the Plan of Arrangement, Section 7.1 hereof or upon the direction of the Court in the Final Order;

"Registrar" means the Registrar appointed pursuant to Section 263 of the ABCA;

"Related Party" means, with respect to any Party, any director, officer, employee or consultant of such Party, any Person not dealing at arm's length with such Party (within the meaning of the Tax Act), and any Associate or Affiliate of any of the foregoing Persons;

"Representatives" means, with respect to a Party, the officers, directors, employees, advisors and representatives of such Party;

"Rock Acquisition Resolution" means the ordinary resolution of the Rock Shareholders approving the issuance of Rock Shares pursuant to the Arrangement;

"Rock Affiliates" means Rock Energy Ltd. and Rock Energy Production Partnership;

"Rock Credit Agreement" means the revolving demand loan facility between Rock and National Bank of Canada dated February 15, 2007, as amended April 4, 2007;

"Rock Disclosure Letter" means the disclosure letter prepared by Rock and delivered to Greenbank concurrent with the execution and delivery of this Agreement;

"Rock Financial Statements" means, collectively, the audited consolidated financial statements of Rock as at and for the years ended December 31, 2006 and 2005, together with the notes thereto and the report

of the auditors thereon, the unaudited consolidated financial statements of Rock as at and for the three months ended March 31, 2007 and, once prepared and filed on SEDAR, the unaudited consolidated financial statements of Rock as at and for three months ended June 30, 2007;

"Rock Information" means the information provided by Rock specifically for inclusion in, and actually included in, the Information Circular;

"Rock Interests" has the meaning set forth in paragraph 18(b) of Schedule C;

"Rock Meeting" means the special meeting of Rock Shareholders to be called and held for the purpose of considering the Rock Private Placement Resolution, the Rock Acquisition Resolution and related matters and any adjournments or postponements thereof;

"Rock Options" means the outstanding incentive stock options to acquire 1,536,180 Rock Shares pursuant to Rock Stock Option Plan;

"Rock Private Placement" means the issuance by Rock to ARC by way of private placement of not less than 2,469,136 Rock Shares and not more than 3,703,704 Rock Shares at a price of $4.05 per share;

"Rock Private Placement Resolution" means the ordinary resolution of the Rock Shareholders approving the Rock Private Placement to be considered at the Rock Meeting;

"Rock Shareholders" means the holders of issued and outstanding Rock Shares;

"Rock Shares" means the common shares of Rock;

"Rock Stock Option Plan" means the Stock Option Plan of Rock, as amended, effective June 9, 2005 providing for the granting of stock options to directors, officers, employees and consultants of Rock;

"Rock Termination Fee" has the meaning ascribed thereto in Section 8.2;

"Securities Authorities" means the securities commission or similar regulatory authority in each of the province of Canada;

"SEDAR" means the System for Electronic Document Analysis and Retrieval which can be accessed at www.sedar.com;

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the board of directors thereof and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of existing contracts, agreements and commitments;

"Superior Acquisition Proposal" means a bona fide unsolicited written Competing Acquisition Proposal in respect of which the Board of Directors of Greenbank has determined (acting reasonably and in good faith): (i) to the extent needed to complete such Competing Acquisition Proposal, that funds or other consideration necessary for such Competing Acquisition Proposal is then committed or confirmation is provided from the sources of financing to be used to complete the transaction contemplated by such proposal that such financing is available without delays or conditions (other than the conditions attached to such proposal provided such conditions are in the normal course for transactions of this type); (ii) after

consultation with its financial advisors as reflected in the minutes of a meeting of the Board of Directors of Greenbank, constitutes a transaction that would be, if consummated in accordance with its terms, superior to the transactions contemplated by this Agreement from a financial point of view for Greenbank Shareholders; (iii) after receiving the written advice of outside counsel or advice of outside counsel as reflected in the minutes of the Board of Directors of Greenbank, that the taking of action in response to such Competing Acquisition Proposal is necessary for the Board of Directors of Greenbank to discharge its fiduciary duties under applicable law; and (iv) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal;

"**Swaps**" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, hedge, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.l. (5th Supp), as amended, including the regulations promulgated thereunder, as amended from time to time;

"**Tax Return**" means reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

"**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Rock or Greenbank (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"**Transferred Information**" means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to a Party or any of its representatives or agents by or on behalf of the other Party as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Party prior to the execution of this Agreement;

"**TSX**" means the Toronto Stock Exchange; and

"**Voting Agreements**" means agreements substantially in the form attached hereto as Schedule D between Rock and certain holders of not less than 21,304,040 Greenbank Shares and Greenbank Equalization Warrants entitling the holders to acquire 5,699,998 Greenbank Shares (which represent at least 76% of the issued and outstanding Greenbank Securities) including all of the directors, officers and other insiders of Greenbank.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3 Article References, Etc.

Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.4 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof).

1.5 Entire Agreement

This Agreement, the Confidentiality Agreement and the Voting Agreements, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof. To the extent there is any inconsistency between this Agreement and the Confidentiality Agreement, this Agreement shall supersede the Confidentiality Agreement.

1.6 Date for Any Action

If the date on which any action is required to be taken hereunder by any Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.7 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in Canadian dollars.

1.8 Schedules

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

A – Plan of Arrangement
B – Representations and Warranties of Greenbank
C – Representations and Warranties of Rock
D – Form of Voting Agreement

1.9 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of the Parties shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature in respect of the Parties required to be made shall be made in a manner consistent with Canadian GAAP and, when used in connection with Greenbank, on a basis consistent with the Greenbank Financial Statements and, when used in connection with Rock or the Rock Affiliates, on a basis consistent with the Rock Financial Statements.

1.10 Material

The terms "**material**" and "**materially**" shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a Party and its affiliates (the Rock Affiliates in the case of Rock) taken as a whole or would significantly impede the completion of the Arrangement or the other transactions contemplated hereby.

1.11 References to Legislation

References in this Agreement to any statute or Sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.12 Enforceability

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

ARTICLE 2
THE ARRANGEMENT AND OTHER MATTERS

2.1 Interim Order

As soon as reasonably practicable, Greenbank shall apply to the Court in a manner acceptable to Rock, acting reasonably, pursuant to subsection 193(2) of the ABCA and, in cooperation with Rock, prepare, file and diligently pursue an application for the Interim Order providing, among other things:

(a) with respect to the Greenbank Meeting:

  (i) the securities of Greenbank for which holders shall be entitled to vote on the Greenbank Arrangement Resolution shall be the Greenbank Shares and the Greenbank Equalization Warrants;

  (ii) the Greenbank Shareholders and the Greenbank Equalization Warrantholders shall be entitled to vote on the Greenbank Arrangement Resolution with each Greenbank Securityholder being entitled to one vote for each Greenbank Share or Greenbank Equalization Warrant held by such holder; and

(iii) the requisite majority for the approval of the Greenbank Arrangement Resolution shall be two-thirds of the votes cast by the Greenbank Securityholders present in person or by proxy at the Greenbank Meeting, and a majority of Greenbank Shareholders excluding ARC;

(b) for the grant of the Dissent Rights; and

(c) for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

2.2 Rock Resolutions

With respect to the Rock Meeting, the requisite majority for the approval of the Resolutions approving the Rock Private Placement Resolution shall be a majority of the Rock Shareholders present in person or by proxy at the Rock Meeting and the requisite majority for the approval of the Rock Acquisition Resolution shall, subject to any requirements of the TSX, be a majority of the shareholders present in person or by proxy at the Rock Meeting.

2.3 Information Circular and Meetings

As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable corporate and securities laws, Greenbank and Rock shall:

(a) prepare the Information Circular and cause such circular to be mailed to the Greenbank Securityholders and to the Rock Shareholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(b) convene the Greenbank Meeting and the Rock Meeting, as applicable.

2.4 Final Order

If the Interim Order and the approval of Greenbank Securityholders and Rock Shareholders are obtained, each of Rock and Greenbank shall as soon as reasonably practicable thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to subsection 193(9) of the ABCA.

2.5 Articles of Arrangement and Effective Date

Each of Rock and Greenbank will carry out the terms of the Interim Order and the Final Order as soon as is reasonably practicable after the issuance of the Interim Order and Final Order, respectively, and as soon as practicable following the receipt of the Final Order and subject to the satisfaction or waiver of the conditions set forth in Article 6, Greenbank shall file Articles of Arrangement with the Registrar pursuant to subsection 193(10) of the ABCA to give effect to the Arrangement and implement the Plan of Arrangement. The Arrangement shall become effective at the Effective Time on the Effective Date and the steps to be carried out pursuant to the Arrangement shall become effective in the order set out in the Plan of Arrangement.

2.6 Greenbank Approval

(a) Greenbank represents as of the date hereof that the Board of Directors of Greenbank (with the representative of ARC abstaining):

(i) have unanimously determined that the Arrangement is in the best interests of Greenbank and the Greenbank Securityholders; and

(ii) have unanimously resolved to recommend that the Greenbank Securityholders vote in favour of the Greenbank Arrangement Resolution.

(b) Greenbank represents as of the date hereof that it has received an opinion of Tristone Capital Inc., dated the date of this Agreement, to the effect that, as of such date, the consideration to be received by the Greenbank Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Greenbank Shareholders.

(c) Greenbank represents as of the date hereof that each member of its Board of Directors has advised that he intends to vote all Greenbank Shares and Greenbank Equalization Warrants held by such director and any Greenbank Shares subsequently acquired by such director in favour of the Greenbank Arrangement Resolution and, accordingly, will so represent in the Information Circular.

(d) Greenbank represents as of the date hereof that each member of its Board of Directors and each officer and other insiders of Greenbank (who, collectively, beneficially own or exercise control or direction over an aggregate 21,304,040 Greenbank Shares and Greenbank Equalization Warrants entitling the holders to acquire an aggregate 5,699,998 Greenbank Shares (which together represent at least 76% of the Greenbank Securities) has advised that he or she or it has agreed to enter into a Voting Agreement. Greenbank covenants and agrees to deliver executed copies of such Voting Agreements to Rock concurrent with the execution of this Agreement.

2.7 Rock Approval

Rock represents as of the date hereof that the members of the Board of Directors of Rock who participated in the meeting held to consider the Arrangement and the other transactions contemplated by the Agreement (being a quorum of the Board of Directors of Rock) have unanimously resolved to approve the entering into by Rock of this Agreement and the subscription agreement with ARC in respect of the Rock Private Placement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF GREENBANK

3.1 Representations

Greenbank hereby makes to Rock the representations and warranties as set forth in Schedule B to this Agreement as of the date of this Agreement and acknowledges that Rock is relying upon those representations and warranties in connection with entering into this Agreement. The representations and warranties of Greenbank set forth in Schedule B are subject to and limited by the matters Disclosed by Greenbank.

3.2 Survival of Representations and Warranties

The representations and warranties of Greenbank contained in this Agreement shall survive the execution and delivery of this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ROCK

4.1 Representations

Rock hereby makes to Greenbank the representations and warranties as set forth in Schedule C to this Agreement as of the date of this Agreement, and acknowledges that Greenbank is relying upon those representations and warranties in connection with entering into this Agreement. The representations and warranties of Rock set forth in Schedule C are subject to and limited by the matters Disclosed by Rock.

4.2 Survival of Representations and Warranties

The representations and warranties of Rock contained in this Agreement shall survive the execution and delivery of this Agreement.

ARTICLE 5
COVENANTS

5.1 Press Releases and Filings

(a) The Parties agree to consult with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement or the Rock Private Placement, including without limitation a press release which shall be agreed upon and issued as soon as practicable after the execution of this Agreement. Except as required by applicable Laws, each Party shall provide the other Parties with a reasonable period of time to review and comment on all such press releases prior to release thereof.

(b) Each of Rock and Greenbank will make all filings and applications and submissions of information under all applicable Laws which are applicable in connection with the Arrangement and the other transactions contemplated by this Agreement.

5.2 Covenants of Greenbank

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Rock (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement or required by applicable Laws, Greenbank covenants and agrees that:

(a) in a timely and expeditious manner it will:

 (i) jointly with Rock, prepare the Information Circular and provide to Rock in a timely and expeditious manner the Greenbank Information as reasonably requested by Rock or as required by the Interim Order or applicable Laws for inclusion in the Information Circular and mail the same as ordered by the Interim Order to the Greenbank Shareholders and in accordance with all applicable Laws, complying in all material

respects with all applicable Laws on the date of mailing thereof and ensure that the Information Circular (other than the Rock Information contained therein) does not contain any misrepresentation (as defined under applicable securities Laws) and provides Rock Shareholders with Greenbank Information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them;

(ii) on or before September 28, 2007, but in any case before October 12, 2007, convene and conduct the Greenbank Meeting in accordance with the Interim Order, Greenbank's by-laws and applicable Laws; and

(iii) provide notice to Rock of the Greenbank Meeting and allow Rock's representatives to attend the Greenbank Meeting;

(b) Greenbank will ensure that the Information Circular (other than Rock Information contained therein) provides Greenbank Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Rock Information in the Information Circular in the form approved by Rock and shall include, without limitation:

(i) any financial statements in respect of prior acquisitions made by Greenbank that are required to be included therein in accordance with applicable Laws;

(ii) the determination of the Board of Directors of Greenbank that the Arrangement is in the best interests of Greenbank and Greenbank Securityholders, and include the recommendation of the Board of Directors of Greenbank that the Greenbank Securityholders vote in favour of the Greenbank Arrangement Resolution; and

(iii) the fairness opinion of the Greenbank Financial Advisor that the consideration to be received by the Greenbank Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Greenbank Shareholders;

provided that, notwithstanding the covenants of Greenbank in this subsection, prior to the completion of the Arrangement, the Board of Directors of Greenbank may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such Board of Directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of a meeting of the Board of Directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Board of Directors of Greenbank and, provided the Board of Directors shall have complied with the provisions of Sections 5.5 and 5.6;

(c) subject to Section 6.4 and Section 5.6(c), except as required for quorum purposes, not postpone or cancel (or propose for adjournment, postponement or cancellation) the Greenbank Meeting without Rock's prior written consent except as required by applicable Laws;

(d) in a timely and expeditious manner, it will prepare (jointly with Rock) any amendments or supplements to the Information Circular reasonably required by Rock or otherwise required by applicable laws and mail the same as required by the Interim Order to the Greenbank Securityholders and in accordance with all applicable Laws, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(e) except for proxies (unless otherwise requested by Rock) and other non-substantive communications with securityholders, Greenbank will furnish promptly to Rock, or provide Rock with reasonable access to review, a copy of each notice, report, schedule or other document or communication delivered, filed or received by Greenbank in connection with the Arrangement, the Interim Order, the Greenbank Meeting or the Final Order or any filings under applicable Laws;

(f) it will use commercially reasonable efforts to solicit from the Greenbank Securityholders proxies in favour of the Greenbank Arrangement Resolution and to take all other action that is necessary or desirable to secure the approval of the Greenbank Arrangement Resolution, unless and until the Board of Directors of Greenbank has changed its recommendation in accordance with the terms of this Agreement pursuant to Sections 5.5 and 5.6;

(g) it will permit Rock and its counsel to review and comment upon drafts of all material to be filed by Greenbank with the Court in connection with the Plan of Arrangement and provide counsel to Rock on a timely basis with copies of any notice of appearance and evidence served on Greenbank or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice (written or oral) received by Greenbank indicating any intention to oppose the granting of the Final Order or to appeal the Final Order;

(h) it will give Rock prompt notice of any written notice of dissent, withdrawal of such notice, and any other instruments received by Greenbank pursuant to any such Dissent Rights;

(i) it shall conduct its businesses only in, and not take any action except in, the ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and Greenbank shall consult with Rock in respect of the ongoing business and affairs of Greenbank and keep Rock apprised of all material developments relating thereto;

(j) it shall not, directly or indirectly, whether by or through any Subsidiary, do or permit to occur any of the following:

   (i) issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of it, other than the issue of Greenbank Shares pursuant to the exercise of Greenbank Options, Greenbank Equalization Warrants and Greenbank Performance Warrants, in each case currently outstanding in accordance with their current terms;

   (ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments which have been entered into in the ordinary course of business and Disclosed by Greenbank (to the extent such rights have been exercised or initiated by other persons in accordance with their terms), sell, lease (other than office leases) or otherwise dispose of any assets or enter into any agreement or commitment in respect of any of the foregoing for a consideration in excess of $25,000 individually or $100,000 in the aggregate other than sale of crude oil, natural gas and related products in the ordinary course of business consistent with past practice;

(iii) amend or propose to amend its articles or by-laws or any of the terms of the Greenbank Options, Greenbank Equalization Warrants and Greenbank Performance Warrants;

(iv) split, combine, reclassify or amend the material terms of any of its outstanding securities, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Greenbank Shares;

(v) redeem, purchase or offer to purchase any Greenbank Shares (including by way of issuer bid) or other equity securities of it, unless otherwise required by the terms of such securities and obligations or rights under existing contracts, agreements and commitments Disclosed by Greenbank (to the extent such rights have been exercised or initiated by other persons);

(vi) reduce the stated capital of Greenbank against its outstanding securities;

(vii) except with the consent of Rock, terminate any employees of Greenbank;

(viii) repay, redeem, repurchase or retire, or otherwise make any payment in respect of any indebtedness for borrowed money or any of its debt securities, or any rights, warrants, calls or options to acquire any of its debt securities, other than the repayment of bank indebtedness in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement, or authorize, or make any commitment to make any new capital expenditure or expenditures in excess of $25,000 individually or $100,000 in the aggregate, except as currently set forth in the approved budget of Greenbank, a copy of which has been Disclosed by Greenbank;

(ix) reorganize, amalgamate or merge it with any other person, corporation, partnership or other business organization whatsoever or reorganize into a royalty trust or income fund or complete a similar transaction or other business combination involving it;

(x) incur or commit to provide guarantees for borrowed money, incur or assume any additional indebtedness for borrowed money or issue any additional debt securities except in the ordinary course of business pursuant to its existing credit facility or otherwise in excess of $25,000 individually or $100,000 in the aggregate;

(xi) except as required by Canadian GAAP or applicable Laws make, change or revoke any material election relating to Taxes, change any annual accounting period, adopt or change any existing accounting practices, take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any tax return or the payment of any Tax, settle any material tax claim or assessment or surrender any right to claim a tax refund;

(xii) acquire (including by merger, amalgamation, plan of arrangement, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any material interest therein or division thereof or any assets, in each case having a value in excess of $25,000 individually or $100,000 in the aggregate, except as currently set forth in the approved budgets of Greenbank, copies of which have been Disclosed by Greenbank;

(xiii) adopt or amend or make any contribution to any Employee Benefit Plan, except as is necessary to comply with the law or with respect to existing provisions of any such Plans;

(xiv) pay, settle, discharge or satisfy any material claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice;

(xv) enter into any Swaps or other similar financial instruments or forward sales of production having a term in excess of 30 days;

(xvi) enter into any employment, consulting or contract operating agreement; and

(xvii) except as contemplated by Section 5.8(b), amend, modify or terminate any insurance policy of Greenbank in effect on the date hereof, except for scheduled renewals of any insurance policy of Greenbank in effect on the date hereof in the ordinary course of business consistent with past practice;

(k) it shall not, other than as required pursuant to existing Employee Benefit Plans of Greenbank or agreements, enter into or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any employees, officers or directors of it;

(l) it shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(m) it shall:

(i) use its reasonable commercial efforts to preserve intact its business organizations and goodwill, to maintain satisfactory relationships with customers, suppliers, agents, tenants, co-owners, employees and others having business relationships with it;

(ii) provide to Rock reports on its operation and affairs as may be reasonably requested by Rock;

(iii) not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereunder or would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time if then made; and

(iv) promptly notify Rock of: (A) any Material Adverse Change, or any event or circumstance which would reasonably be expected to become a Material Adverse Change, in respect of Greenbank; and (B) of any material Governmental Entity or third party litigation, complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(n) it shall not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Time;

(o) except as Disclosed by Greenbank or as required by applicable Laws, it shall not:

(i) authorize any waiver, release or relinquishment of any material contractual right; or

(ii) enter into or modify in any material respect or terminate any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to or termination of an existing contract or series of related existing contracts would be material to Greenbank or would have a Material Adverse Effect on Greenbank;

(p) as soon as reasonably practicable, it shall use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its and Rock's obligations hereunder set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and the transactions contemplated by this Agreement;

(ii) oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby by seeking to restrain, enjoin or prohibit the consummation of the Arrangement in accordance with the terms hereof;

(iii) fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by Greenbank; and

(iv) cooperate with Rock in connection with the performance by it of its obligations hereunder;

(q) it shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or the other transactions contemplated hereby;

(r) it shall promptly advise Rock in writing:

(i) if it becomes aware that the Greenbank Information contained in the Information Circular or any application for an order hereunder contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made or that otherwise requires an amendment or supplement to the Information Circular or such application;

(ii) of any event, condition or circumstance that would be reasonably expected to cause any representation or warranty of Greenbank contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(iii) of any material change contemplated or, to the knowledge of Greenbank, threatened in its business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Greenbank or of any change in any representation or warranty provided by Greenbank in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Greenbank shall in good faith discuss with Rock any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Greenbank threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Rock pursuant to this provision; and

(iv) of any material breach by Greenbank of any covenant, obligation or agreement contained in this Agreement;

(s) Greenbank shall indemnify and save harmless Rock and the directors, officers and agents of Rock from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Rock, or any director, officer or agent thereof may be subject or which Rock, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Greenbank Information contained in the Information Circular or in any material filed in compliance or intended compliance with any applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Greenbank Information contained in the Information Circular or in any material filed by or on behalf of Greenbank in compliance or intended compliance with applicable Laws, which prevents or restricts the trading in the Greenbank Shares; and

(iii) Greenbank not complying with any requirement of applicable Laws in connection with the transactions contemplated in this Agreement;

except that Greenbank shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Rock Information contained in the Information Circular or the negligence of Rock.

5.3 Covenants of Rock

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Greenbank (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement or as required by applicable Laws, Rock covenants and agrees that:

(a) in a timely and expeditious manner, it will:

(i) jointly with Greenbank, prepare the Information Circular and provide to Greenbank in a timely and expeditious manner the Rock Information as reasonably requested by Greenbank or as required by the Interim Order or applicable Laws for inclusion in the Information Circular, file the Information Circular in all jurisdictions where the same is required to be filed and mail the same to Rock Shareholders in accordance with all applicable Laws, complying in all material respects with all applicable Laws on the date of mailing thereof and ensure that the Information Circular (other than the Greenbank Information contained therein) does not contain any misrepresentation (as defined under applicable securities Laws) and provides Greenbank Shareholders with Rock Information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them;

(ii) on or before September 28, 2007, but in any case before October 12, 2007, convene and conduct the Rock Meeting in accordance with Rock's by-laws and applicable Laws; and

(iii) provide notice to Greenbank of the Rock Meeting and allow Greenbank's representatives to attend the Rock Meeting;

(b) Rock will ensure that the Information Circular (other than Greenbank Information contained therein) provides Rock Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Greenbank Information in the Information Circular in the form approved by Greenbank and shall include, without limitation:

(i) any financial statements in respect of prior acquisitions made by Rock that are required to be included therein in accordance with applicable Laws; and

(ii) the determination of the Board of Directors of Rock that the Rock Shareholders vote in favour of the Rock Private Placement Resolution and the Rock Acquisition Resolution;

(c) subject to Section 6.4, except as required for quorum purposes, not postpone or cancel (or propose for adjournment, postponement or cancellation) the Rock Meeting without Greenbank's prior written consent except as required by applicable Laws;

(d) in a timely and expeditious manner, it will prepare (jointly with Greenbank) and file in all jurisdictions where the same is required any amendments or supplements to the Information Circular reasonably required by Greenbank or otherwise required by applicable Laws, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(e) except for proxies (unless otherwise requested by Greenbank) and other non-substantive communications with securityholders, Rock will furnish promptly to Greenbank, or provide Greenbank with reasonable access to review, a copy of each notice, report, schedule or other document or communication delivered, filed or received by Rock in connection with the Rock Meeting, or any filings under applicable Laws;

(f) it will use commercially reasonable efforts to solicit from the Rock Shareholders proxies in favour of the Rock Private Placement Resolution and the Rock Acquisition Resolution and to take all other action that is necessary or desirable to secure the approval of the Rock Private Placement Resolution and the Rock Acquisition Resolution;

(g) it shall conduct its businesses only in, and not take any action except in, the ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property);

(h) it shall not, directly or indirectly, whether by or through any Subsidiary, do or permit to occur any of the following:

(i) redeem, purchase or offer to purchase any Rock Shares (including by way of issuer bid) or other equity securities of it, unless otherwise required by the terms of such securities and obligations or rights under existing contracts, agreements and commitments Disclosed by Rock (to the extent such rights have been exercised or initiated by other persons);

(ii) reduce the stated capital of Rock against its outstanding securities;

(iii) reorganize, amalgamate or merge it with any other person, corporation, partnership or other business organization whatsoever or reorganize into a royalty trust or income fund or complete a similar transaction or other business combination involving it;

(i) it shall:

(i) use its reasonable commercial efforts to preserve intact its business organizations and goodwill, to maintain satisfactory relationships with customers, suppliers, agents, tenants, co-owners, employees and others having business relationships with it;

(ii) provide to Greenbank reports on its operation and affairs as may be reasonably requested by Greenbank;

(iii) promptly notify Greenbank of: (A) any Material Adverse Change, or any event or circumstance which would reasonably be expected to become a Material Adverse Change, in respect of Rock; and (B) of any material Governmental Entity or third party litigation, complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(j) as soon as reasonably practicable, it shall use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its and Greenbank's obligations hereunder set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i) effect all necessary registrations, filings and submissions of information requested by Governmental Entities or required to be effected by it in connection with the Arrangement and the transactions contemplated by this Agreement;

(ii) oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby by seeking to restrain, enjoin or prohibit the consummation of the Arrangement in accordance with the terms hereof;

(iii) fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by Rock; and

(iv) cooperate with Greenbank in connection with the performance by it of its obligations hereunder;

(k) it shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or the other transactions contemplated hereby;

(l) it shall promptly advise Greenbank in writing:

(i) if it becomes aware that the Rock Information contained in the Information Circular contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made or that otherwise requires an amendment or supplement to the Information Circular;

(ii) of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of Rock contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(iii) of any material change contemplated or, to the knowledge of Rock, threatened in its business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Rock or of any change in any representation or warranty provided by Rock in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Rock shall in good faith discuss with Greenbank any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Rock threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Greenbank pursuant to this provision; and

(iv) of any material breach by Rock of any covenant, obligation or agreement contained in this Agreement; and

(m) Rock shall indemnify and save harmless Greenbank and the directors, officers and agents of Greenbank from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Greenbank, or any director, officer or agent thereof may be subject or which Greenbank, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Rock Information contained in the Information Circular or in any material filed in compliance or intended compliance with any applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged

misrepresentation in Rock Information contained in the Information Circular or in any material filed by or on behalf of Rock in compliance or intended compliance with applicable Laws, which prevents or restricts the trading in Rock Shares; and

(iii) Rock not complying with any requirement of applicable Laws in connection with the transactions contemplated in this Agreement;

except that Rock shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Greenbank Information contained in the Information Circular or the negligence of Greenbank.

5.4 Mutual Covenants

From the date hereof until the Effective Date, each of Greenbank and Rock will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under applicable Laws to complete the Arrangement, including using reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(c) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement, and each of Greenbank and Rock will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 5.4.

5.5 Non-Solicitation

(a) Greenbank shall immediately cease and cause to be terminated all existing discussions or negotiations or other proceedings (including, without limitation, through any of its Representatives with any parties initiated before the date of this Agreement with respect to any Competing Acquisition Proposal) and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Greenbank relating to a Competing Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Greenbank shall not directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following through any Representative or otherwise:

(i) solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) or take any action to solicit, initiate, knowingly encourage or facilitate any inquiries, communication or proposals regarding, or that may reasonably be expected to lead to, a Competing Acquisition Proposal or potential Competing Acquisition Proposal;

(ii) participate in any negotiations or discussions regarding, or provide to any person any information with respect to its business, properties, operations, prospect or conditions (financial or otherwise) or otherwise in connection with, or otherwise cooperate in any way with, any Competing Acquisition Proposal or potential Competing Acquisition Proposal;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

(iv) withhold, withdraw or modify in a manner adverse to Rock, the approval of the Board of Directors of Greenbank, if applicable, of the transactions contemplated hereby;

(v) approve or recommend any Competing Acquisition Proposal or potential Competing Acquisition Proposal; or

(vi) cause Greenbank to enter into any agreement related to any Competing Acquisition Proposal or potential Competing Acquisition Proposal;

provided, however, that notwithstanding the preceding part of this Section 5.5(b) and any other provision of this Agreement, nothing shall prevent the Board of Directors of Greenbank prior to the approval of the Greenbank Arrangement Resolution by the Greenbank Securityholders at the Greenbank Meeting from considering, participating in discussions or negotiations in respect of, or responding to, an unsolicited bona fide written Competing Acquisition Proposal from any person (but, subject to Section 5.6, not approve, recommend, accept or enter into any agreement, arrangement or understanding with respect to such Competing Acquisition Proposal), provided that: (A) the Board of Directors of Greenbank determines in good faith, after consultation with financial and outside legal advisors as reflected in the minutes of a meeting of the Board of Directors of Greenbank, that the Competing Acquisition Proposal is a Superior Acquisition Proposal; (B) the Board of Directors of Greenbank after consultation with outside legal advisors as reflected in the minutes of a meeting of the Board of Directors of Greenbank determines in good faith it is necessary for such Board of Directors to take such action in order to avoid breaching its fiduciary duties; and (C) prior to entering into discussions or negotiations with any person regarding the Superior Acquisition Proposal, Greenbank notifies Rock of its determination that such Competing Acquisition Proposal constitutes a Superior Acquisition Proposal.

(c) Greenbank agrees not to release any third party from any confidentiality or standstill agreement to which such third party is a party, or modify or waive the terms thereof except pursuant to Section 5.6(a).

(d) Promptly, and in any event within 24 hours, after the receipt by any Representatives of Greenbank of any bona fide written Competing Acquisition Proposal, or any material amendments to such Competing Acquisition Proposal, Greenbank shall notify Rock at first orally and then in writing. Such written notice shall include a description of the material terms and conditions of any Competing Acquisition Proposal or any amendment thereto and the identity of the person making such Competing Acquisition Proposal and provide such other details of the Competing Acquisition Proposal as Rock may reasonably request. Greenbank shall, upon request of Rock, promptly inform Rock of the status, including any change to the material terms, of any such Competing Acquisition Proposal.

(e) If, prior to the approval of the Greenbank Arrangement Resolution by the Greenbank Shareholders at the Greenbank Meeting, Greenbank receives a request for non-public information from a person who proposes a Competing Acquisition Proposal in respect of Greenbank (the existence and content of which have been disclosed to Greenbank or Rock, as the case may be), and the Board of Directors of Greenbank determines that such proposal is a Superior Acquisition Proposal pursuant to Section 5.6(a) then, and only in such case, the Board of Directors of Greenbank may, subject to the execution of a confidentiality agreement between Greenbank and such person containing terms substantially similar to the Confidentiality Agreement, provide such person with access to information regarding Greenbank; provided, however, that Rock is provided with a list of, and access to, the information, if any, provided to such person that was not previously provided to Rock.

(f) Greenbank shall reaffirm its recommendation to vote in favour of the Arrangement by press release promptly after:

(i) any Competing Acquisition Proposal which is publicly announced has been determined not to be a Superior Acquisition Proposal; or

(ii) Greenbank and Rock enter into an amended Agreement.

(g) Greenbank shall ensure that its Representatives are aware of the provisions of this Section 5.5, and it shall be responsible for any breach of this Section 5.5 by its Representatives.

5.6 Notice of Superior Acquisition Proposal Determination

(a) Greenbank covenants that:

(i) it shall not enter into any agreement in respect of a Competing Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.5(e)) (a "**Proposed Agreement**") on the basis that it would constitute a Superior Acquisition Proposal; and

(ii) its Board of Directors will not withdraw, modify or change its recommendation concerning the Arrangement after the public announcement of a Competing Acquisition Proposal that is a Superior Acquisition Proposal in respect of which no Proposed Agreement has been or is proposed to be entered into (an "**Announced Competing Acquisition Proposal**") or recommend any Announced Competing Acquisition Proposal;

unless: (A) it has provided Rock with written notice that its Board of Directors has determined that it has received a Superior Acquisition Proposal and has complied with Section 5.5(d) not less than two business days prior to the proposed execution by Greenbank, and in the case of clause (a)(ii) above, it has provided Rock with not less than two business days written notice that its Board of Directors intends to withdraw, modify or change its recommendation regarding the Arrangement following the public announcement of an Announced Competing Acquisition Proposal or to recommend any Announced Competing Acquisition Proposal (either such two business day period, the "**Notice Period**"); (B) it has complied with Section 5.5 with respect thereto; (C) the approval of the Arrangement by the Greenbank Shareholders has not yet occurred; (D) it has complied with the provisions of Section 5.6(b); and (E) before entering to any Proposed Agreement, this Agreement shall have been terminated pursuant to Section 8.1(c)(vi).

(b) During the Notice Period (as defined above), Greenbank acknowledges that Rock shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement and the

Arrangement. The Board of Directors of Greenbank will review any offer by Rock to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Rock's offer upon acceptance by Greenbank would result in such Superior Acquisition Proposal ceasing to be a Superior Acquisition Proposal. If the Board of Directors of Greenbank so determines, it will enter into an amended Agreement with Rock reflecting such amended proposal. If:

(i) Rock does not offer to amend the terms of this Agreement and the Arrangement; or

(ii) the Board of Directors of Greenbank determines, in good faith and after consultation with its financial and legal advisors as reflected in the minutes of a meeting of the Board of Directors of Greenbank that such Superior Acquisition Proposal continues to be a Superior Acquisition Proposal and therefore rejects Rock's amended proposal;

and Greenbank has complied with the other requirements of Sections 5.5 and 5.6(a), Greenbank shall be entitled to enter into the Proposed Agreement and withdraw, modify or change its recommendation concerning the Arrangement and recommend the Superior Acquisition Proposal.

(c) If Greenbank provides Rock with notice under Section 5.6(a) on a date that is less than five business days before the date of the Greenbank Meeting, subject to applicable Laws, Greenbank shall use its commercially reasonable efforts to postpone or adjourn the Greenbank Meeting to a date that is at least five business days but not more than 10 business days after the scheduled date of the Greenbank Meeting.

(d) Greenbank also acknowledges and agrees that each successive modification of any Competing Acquisition Proposal shall constitute a new Competing Acquisition Proposal for purposes of the requirement under Section 5.6(a) to initiate an additional two business day notice period.

5.7 Access to Information

(a) Subject to Section 5.7(b) and applicable Laws, upon reasonable notice, Greenbank shall afford Rock's officers, employees, counsel, accountants and other authorized representatives and advisors reasonable access, during normal business hours from the date hereof and until the earlier of the Effective Time or the termination of this Agreement, to its financial or accounting records, field operations, premises, properties, books, contracts, computer systems and records as well as to its personnel, and, during such period, Greenbank shall furnish promptly to Rock all information concerning Greenbank's business, properties and personnel as Rock may reasonably request.

(b) Rock acknowledges that information provided by Greenbank to it under Section 5.7 is subject to the Confidentiality Agreement which shall remain in full force and effect notwithstanding any other provision of this Agreement or any termination of this Agreement.

5.8 Directors' and Officers' Insurance

(a) Rock shall ensure that the by-laws of Greenbank and any corporation continuing following any amalgamation, merger, plan of arrangement, consolidation or winding-up of Greenbank with or into one or more other persons (a "**Continuing Corporation**") shall contain the provisions with respect to indemnification set forth in Greenbank's by-laws, which provisions shall not, except to the extent required by law, be amended, repealed or otherwise modified for a period of three (3) years from the Effective Date in any manner that would adversely affect the rights thereunder of

individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Greenbank, unless required by Law, and Rock shall ensure that the obligations of Greenbank under any indemnification agreements between Greenbank and its directors and certain officers (as disclosed to Rock in the Greenbank Disclosure Letter) continue in place and are assumed by, if applicable, any Continuing Corporation.

(b) Rock agrees that Greenbank shall, prior to the Effective Time, purchase and maintain for the period from the Effective Time until three years after the Effective Time on a "trailing" (or "run-off") basis, a directors' and officers' insurance policy for all present and former directors and officers of Greenbank, covering claims made prior to or within three years after the Effective Time, on terms and conditions which are no less advantageous to the directors and officers of Greenbank and providing no less than $5,000,000 of coverage for all such present and former directors and officers of Greenbank.

5.9 Third Party Beneficiaries

The provisions of Sections 5.8 are:

(a) intended for the benefit of the employees of Greenbank and all present and former directors and officers of Greenbank, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and Greenbank and any Continuing Corporation shall hold the rights and benefits of Section 5.8 in trust for and on behalf of the Third Party Beneficiaries and Greenbank hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and

(b) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

5.10 Merger of Covenants

The covenants set out in this Agreement (except for Sections 5.8, 5.9, 5.10, 8.2, 8.3, 8.4 and Article 9 which shall survive the completion of the Arrangement) shall not survive the completion of the Arrangement, and shall expire and be terminated without recourse between the Parties upon such completion.

ARTICLE 6
CONDITIONS

6.1 Mutual Conditions

The obligations of Greenbank and Rock to complete the Arrangement and the other transactions contemplated herein are subject to the fulfilment of the following conditions at or before the Effective Time or such other time as is specified below:

(a) on or before August 29, 2007, the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(b) the Greenbank Arrangement Resolution shall have been approved by the Greenbank Shareholders at the Greenbank Meeting on or before October 12, 2007, in accordance with the Interim Order;

(c) on or before October 12, 2007, the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(d) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Rock and Greenbank, acting reasonably;

(e) any consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement and the transactions contemplated by this Agreement, the failure of which to obtain would render completion of the Arrangement and the transactions contemplated by this Agreement unlawful, shall have been obtained or satisfied on terms that would not reasonably be expected to have a Material Adverse Effect on either Greenbank or Rock (including, without limitation, those of any securities or regulatory authorities, including the TSX (for the conditional listing approval of Rock Shares to be issued pursuant to the Arrangement and the Rock Shares to be issued pursuant to the Rock Private Placement);

(f) the Effective Date shall occur on or before October 15, 2007;

(g) there shall be no action taken under any existing Law that:

(i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

(ii) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations on trading in Rock Shares or Greenbank Shares;

(iii) results in a judgment or assessment of material damages, directly or indirectly, relating to the transactions contemplated herein;

(iv) prohibits Rock's or Greenbank's ownership or operation of all or any material portion of the business or assets of Rock or Greenbank, respectively, or compels Rock or Greenbank to dispose of or hold separately all or any portion of the business or assets of Rock or Greenbank or the Greenbank Shares;

(v) imposes or confirms material limitations on the ability of Rock to effectively exercise full rights of ownership of the Greenbank Shares, including, without limitation, the right to vote any such securities; or

(vi) imposes or confirms material limitations on the ability of the Greenbank Securityholder to effectively exercise full rights of ownership of Rock Shares issued pursuant to the Arrangement, including, without limitation, the right to vote any such securities; and

(h) this Agreement shall not have been terminated pursuant to Article 8.

The foregoing conditions are for the mutual benefit of Greenbank on the one hand and Rock on the other hand and may be waived, in whole or in part, by a Party at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the

performance thereof, then subject to Section 6.4, a Party may in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of such rescinding Party's breach of this Agreement.

6.2 Greenbank Conditions

The obligation of Greenbank to complete the Arrangement and the other transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as specified below:

(a) provided that Greenbank has complied with its covenants herein with respect to the preparation of the Information Circular, Rock shall have mailed the Information Circular to the Rock Shareholders no later than August 29, 2007;

(b) the representations and warranties made by Rock in Schedule C of this Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the date of this Agreement, and all other representations and warranties made by Rock in this Agreement which are not so qualified shall be true and correct in all material respects as of the date of this Agreement and on the Effective Date and Rock shall have provided to Greenbank a certificate of two qualified officers certifying to such effect on the Effective Date;

(c) from the date hereof up to and including the Effective Time, there shall not have occurred or have been disclosed to the public a Material Adverse Change to Rock that has not been disclosed to Greenbank in writing prior to the date hereof, and Rock shall have provided to Greenbank a certificate of two qualified officers to such effect on the Effective Date;

(d) Rock shall have complied in all material respects with its covenants herein, and Rock shall have provided to Greenbank a certificate of two qualified officers certifying that it has so complied with its covenants herein;

(e) the Board of Directors of Rock shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Rock, to permit the consummation of the Plan of Arrangement and the Rock Private Placement;

(f) no legal action or proceeding that has a reasonable prospect of ultimate success and that is not frivolous or vexatious shall have been commenced after the date hereof by any person or Governmental Entity to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of Greenbank Securityholders to own or exercise full rights of ownership of all of the outstanding Rock Shares to be issued pursuant to the Arrangement;

(g) Rock shall have furnished Greenbank with:

(i) certified copies of the resolutions duly passed by the Board of Directors of Rock approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Rock Shareholders, duly passed at the Rock Meeting, approving the Rock Private Placement Resolution and the Rock Acquisition Resolution;

(h) Rock shall have obtained all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Greenbank, acting reasonably; and

(i) provided that Rock has not made arrangements reasonably satisfactory to Greenbank for alternative financing for the funding of the cash consideration payable to Greenbank Securityholders pursuant to the Arrangement, the Rock Private Placement shall be completed on or before October 15, 2007 and the price at which the Rock Shares are issued pursuant to such transaction shall not be less favourable than the amount of cash consideration being offered by Rock for each of the Greenbank Securities pursuant to the Arrangement.

The foregoing conditions precedent are for the benefit of Greenbank and may be waived, in whole or in part, by Greenbank in writing at any time. If any of the said conditions shall not be complied with or waived by Greenbank on or before the date required for the performance thereof, then subject to Section 6.4, Greenbank, in addition to the other remedies it may have at law or in equity, may rescind and terminate this Agreement by written notice to Rock in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Greenbank's breach of this Agreement.

6.3 Rock Conditions

The obligation of Rock to complete the Arrangement and the other transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as specified below:

(a) provided that Rock has complied with its covenants herein with respect to the preparation of the Information Circular, Greenbank shall have mailed the Information Circular to the Greenbank Securityholders no later than August 29, 2007;

(b) the representations and warranties made by Greenbank in Schedule B of this Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the date of this Agreement, and all other representations and warranties made by Greenbank in this Agreement which are not so qualified shall be true and correct in all material respects as of the date of this Agreement and on the Effective Date and Greenbank shall have provided to Rock a certificate of two qualified officers certifying to such effect on the Effective Date;

(c) from the date hereof up to and including the Effective Time, there shall not have occurred or have been disclosed to the public a Material Adverse Change to Greenbank that has not been disclosed to Rock in writing prior to the date hereof, and Greenbank shall have provided to Rock a certificate of two qualified officers to such effect on the Effective Date;

(d) Dissent Rights shall not have been exercised in respect of more than 5% of the Greenbank Shares and not more than 5% of the Greenbank Equalization Warrants;

(e) Greenbank shall have complied in all material respects with its covenants herein, and Greenbank shall have provided to Rock a certificate of two qualified officers certifying that Greenbank has so complied with its covenants herein;

(f) the Board of Directors of Greenbank shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Greenbank, to permit the consummation of the Plan of Arrangement;

(g) the Board of Directors of Greenbank shall not have: (i) entered into a Proposed Agreement; or (ii) approved or recommended any Competing Acquisition Proposal;

(h) no person other than Rock shall have entered into a definitive agreement or an agreement in principle with Greenbank with respect to a Competing Acquisition Proposal;

(i) no legal action or proceeding that has a reasonable prospect of ultimate success and that is not frivolous or vexatious shall have been commenced after the date hereof by any person or Governmental Entity to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of Rock to own or exercise full rights of ownership of all of the outstanding Greenbank Securities;

(j) Greenbank shall have furnished Rock with:

(i) certified copies of the resolutions duly passed by the Board of Directors of Greenbank approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Greenbank Securityholders, duly passed at the Greenbank Meeting, approving the Greenbank Arrangement Resolution, in accordance with the Interim Order;

(k) Greenbank shall have obtained all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Rock, acting reasonably, including without limitation:

(i) the approval of the Greenbank Securityholders required for the Arrangement pursuant to the ABCA, the constating documents of Greenbank or as required by the Court pursuant to the Interim Order; and

(ii) the Final Order;

(l) the Rock Private Placement Resolution shall have been approved by the Rock Shareholders at the Rock Meeting on or before October 12, 2007;

(m) the Rock Private Placement shall be completed on or before October 15, 2007;

(n) the Greenbank Closing Costs shall not exceed $1,650,000;

(o) each of the members of the board of directors of Greenbank and each of the officers of Greenbank shall have provided their written resignations as directors and officers effective on or before the Effective Date together with a mutual release (satisfactory to each Party, acting reasonably) (subject to ongoing rights of indemnity);

(p) all the outstanding Greenbank Options and Greenbank Performance Warrants shall have been exercised, cancelled or otherwise terminated, as evidenced by a certificate from a senior officer of Greenbank or Rock shall be otherwise satisfied that the Greenbank Options and Greenbank Performance Warrants will no longer represent any right to acquire Greenbank Shares after giving affect to the Arrangement and that there are no other outstanding claims or rights or securities which could become claims or rights to Greenbank other than the Greenbank Equalization Warrants; and

(q) Greenbank's bankers shall have consented to the completion of the Arrangement.

The foregoing conditions precedent are for the benefit of Rock and may be waived, in whole or in part, by Rock in writing at any time. If any of the said conditions shall not be complied with or waived by Rock on or before the date required for the performance thereof, then subject to Section 6.4, Rock, in addition to the other remedies they may have at law or in equity, may rescind and terminate this Agreement by written notice to Greenbank in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Rock's breach of this Agreement.

6.4 Notice and Cure Provisions

(a) Each of Rock and Greenbank shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of the relevant Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the relevant Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If a Party intends to rely on a breach of a representation, warranty or covenant of the other Party to rescind or terminate this Agreement, such Party intending to rely thereon shall deliver a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties which the Party delivering such notice is asserting and provide the other Party five (5) business days to rectify the breaches before the effective date of rescission of termination. More than one such notice may be delivered by a Party.

6.5 Merger of Conditions

The conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the filing of Articles of Arrangement as contemplated by this Agreement, and the issuance of a Certificate. Greenbank acknowledges and agrees that it shall have no right to file Articles of Arrangement unless such conditions have been satisfied, fulfilled or waived.

ARTICLE 7
AMENDMENT

7.1 Amendment

This Agreement may, at any time and from time to time before or after the holding of the Greenbank Meeting, but prior to the Effective Time, be amended by mutual written agreement of the Parties, subject to applicable Laws, without further notice to or authorization on the part of the Greenbank Securityholders, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d) waive compliance with or modify any conditions precedent herein contained;

provided, however, that any such amendment does not invalidate any required Greenbank Securityholder approval of the Arrangement.

ARTICLE 8
TERMINATION

8.1 Termination

(a) This Agreement may, prior to the Effective Date, be terminated by mutual agreement of Rock and Greenbank without further action on the part of the shareholders of Rock or Greenbank.

(b) Notwithstanding any other rights contained herein, Rock may terminate this Agreement upon notice to Greenbank if:

(i) the Interim Order has been refused or has been granted in form or substance not satisfactory to Rock, acting reasonably, or has not been granted by August 29, 2007 or, if issued, has been set aside or modified in a manner unacceptable to Rock, acting reasonably, on appeal or otherwise;

(ii) the Arrangement is not approved by the Greenbank Securityholders in accordance with the terms of the Interim Order and all applicable Laws on or before October 12, 2007;

(iii) the Final Order has not been granted in form and substance satisfactory to Rock, acting reasonably, on or before October 12, 2007 or, if issued, has been set aside or modified in a manner unacceptable to Rock, acting reasonably, on appeal or otherwise;

(iv) the Arrangement has not become effective on or before October 15, 2007;

(v) the Rock Termination Fee is payable by Greenbank in accordance with Section 8.2 hereof;

(vi) the Greenbank Termination Fee is payable by Rock and is paid to Greenbank in accordance with Section 8.3 hereof; or

(vii) upon any other circumstances hereunder that give rise to a right of termination of this Agreement by Rock, including, subject to Section 6.4 hereof, those set forth in Sections 6.1 and 6.3 hereof.

(c) Notwithstanding any other rights contained herein, Greenbank may terminate this Agreement upon notice to Rock if:

(i) the Interim Order has been refused or has been granted in form or substance not satisfactory to Greenbank, acting reasonably, or has not been granted by August 29, 2007 or, if issued, has been set aside or modified in a manner unacceptable to Greenbank, acting reasonably, on appeal or otherwise;

(ii) the Arrangement is not approved by the Greenbank Securityholders in accordance with the terms of the Interim Order and all applicable Laws on or before October 12, 2007;

(iii) the Final Order has not been granted in form and substance satisfactory to Greenbank, acting reasonably, on or before October 12, 2007 or, if issued, has been set aside or modified in a manner unacceptable to Greenbank, acting reasonably, on appeal or otherwise;

(iv) the Arrangement has not become effective on or before October 15, 2007;

(v) the Greenbank Termination Fee is payable by Rock in accordance with Section 8.3 hereof;

(vi) the Rock Termination Fee is payable by Greenbank and is paid to Rock in accordance with Section 8.2 hereof; or

(vii) upon any other circumstances hereunder that give rise to a right of termination of this Agreement by Greenbank, including, subject to Section 6.4 hereof, those set forth in Sections 6.1 and 6.2 hereof.

8.2 Rock Damages

Greenbank shall pay to Rock a fee in an amount equal to $1.0 million (the "**Rock Termination Fee**") if any of the following occur:

(a) other than a direct result of and in direct response to a material breach or non-performance by Rock of any of its covenants, agreements, representations and warranties in this Agreement, the Board of Directors of Greenbank fails to recommend that Greenbank Securityholders approve the Arrangement, or withdraws or, in any manner adverse to the Arrangement, withdraws, modifies or changes its recommendation that Greenbank Securityholders approve the Arrangement or shall have resolved to do so (including, for greater certainty, any withdrawal, modification or change permitted pursuant to Section 5.6 of this Agreement); or

(b) prior to the date of the Greenbank Securityholders Meeting a Competing Acquisition Proposal that is a Superior Acquisition Proposal is publicly announced or made to all or substantially all Greenbank Securityholders and not withdrawn or expired prior to the Greenbank Securityholders Meeting, the Arrangement is not approved at the Greenbank Securityholders Meeting and the Superior Acquisition Proposal is completed within 6 months of being publicly announced or made; or

(c) there has been a material breach or non-performance by Greenbank of any of its covenants, agreements, representations and warranties in this Agreement (other than a direct result of and in direct response to a material breach or non-performance by Rock of any of its covenants, agreements, representations and warranties in this Agreement) which makes it impossible or unlikely that all of the conditions for the completion of the Arrangement will be satisfied.

Greenbank agrees to pay the Rock Termination Fee within two business days of the occurrence of the first event that gives rise to the obligation of its payment. On the date of occurrence of such event, Greenbank is deemed to hold such amount in trust for Rock.

8.3 Greenbank Damages

Rock shall pay to Greenbank a fee in an amount equal to $1.0 million (the "**Greenbank Termination Fee**") if any of the following occur:

(a) there has been a material breach or non-performance by Rock of any of its covenants, agreements, representations and warranties in this Agreement (other than a direct result of and in direct response to a material breach or non-performance by Greenbank of any of its covenants, agreements, representations and warranties in this Agreement) which makes it impossible or unlikely that all of the conditions for the completion of the Arrangement will be satisfied; or

(b) other than a direct result of and in direct response to a material breach or non-performance by Greenbank of any of its covenants, agreements, representations and warranties in this Agreement, the Board of Directors of Rock fails to recommend that Rock Shareholders approve the Rock Private Placement Resolution (except if Rock has made arrangements reasonably satisfactory to Greenbank for alternative financing for the funding of the cash consideration payable to Greenbank Securityholders pursuant to the Arrangement) or the Rock Acquisition Resolution, or withdraws or, in any manner adverse to the Rock Private Placement (except if Rock has made arrangements reasonably satisfactory to Greenbank for alternative financing for the funding of the cash consideration payable to Greenbank Securityholders pursuant to the Arrangement) or the Arrangement, withdraws, modifies or changes its recommendation that Rock Shareholders approve the Rock Private Placement Resolution (except if Rock has made arrangements reasonably satisfactory to Greenbank for alternative financing for the funding of the cash consideration payable to Greenbank Securityholders pursuant to the Arrangement) or the Rock Acquisition Resolution or shall have resolved to do so.

Rock agrees to pay the Greenbank Termination Fee within two business days of the occurrence of the event that gives rise to the obligation of its payment. On the date of occurrence of such event, Rock is deemed to hold such amount in trust for Greenbank.

8.4 Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 8 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the applicable amount pursuant to this Article 8 is the sole monetary remedy of the Party receiving such payment. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 9
GENERAL

9.1 Expenses

The Parties agree that all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the transactions contemplated hereby, including legal fees, financial advisor fees and all disbursements by advisors, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

9.2 Remedies

The Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its representatives and advisors and that such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties, Greenbank (if Rock is the breaching Party) or Rock (if Greenbank is the breaching Party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, Article 8, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or in equity to each of the Parties.

9.3 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, and if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, and if not, the next succeeding business day) unless actually received after 4:00 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next succeeding business day.

The address for service of each of the Parties hereto shall be as follows:

(a) if to Greenbank:

400, 404 – 6th Avenue SW
Calgary, AB T2P 0R9

Attention: Sig Slotboom, President
Fax: (403) 237-9501

with a copy to:

Bennett Jones LLP
4500, 855 – 2nd Street SW
Calgary, AB T2P 4K7

Attention: Darrell Peterson
Fax: (403) 265-7219

(b) if to Rock:

1800, 700 – 9th Avenue SW
Calgary, AB T2P 3V4

Attention: Allen Bey, President and Chief Executive Officer
Fax: (403) 234-0598

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue SW
Calgary, AB T2P 3N9

Attention: Keith Greenfield
Fax: (403) 260-0330

9.4 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

9.5 Time of the Essence

Time shall be of the essence in this Agreement.

9.6 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other Party, but without further consideration, do all such other acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

9.7 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Alberta and the laws of Canada applicable therein. Each Party hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

9.8 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Arrangement is consummated as originally contemplated to the greatest extent possible.

9.9 Execution in Counterparts

This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument.

9.10 Waiver

No investigations made by or on behalf of any of the Parties, at any time, shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by

Greenbank, Rock in or pursuant to this Agreement. No waiver of any condition or other provision, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided. No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

9.11 Privacy Issues

Rock and Greenbank covenant and agree to: (i) prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including the determination to complete such transactions; (ii) after the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (a) Greenbank or Rock have first notified such individual of such additional purpose, or (b) such use or disclosure is permitted or authorized by law, without notice to, or consent from, such individual; (iii) where required by law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Rock; and (iv) return or destroy the Transferred Information, at the option of Greenbank or Rock, as applicable, should the transactions contemplated herein not be completed.

9.12 Enurement and Assignment

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any Party without the prior written consent of the other Parties, which consent may be unreasonably withheld.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement.

ROCK ENERGY INC.

Per: *(signed) "Allen Bey"*

Per: *(signed) "Peter Scott"*

GREENBANK ENERGY LTD.

Per: *(signed) "Peter Williams"*

Per: *(signed) "Sig Slotboom"*

SCHEDULE A

PLAN OF ARRANGEMENT

made pursuant to

Section 193 of the *Business Corporations Act* (Alberta)

ARTICLE 1
DEFINITIONS

1.1 In this Plan, unless the context otherwise requires:

(a) "Act" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "Arrangement" means the arrangement contemplated by this Plan pursuant to Section 193 of the Act;

(c) "Articles" means the Articles of Incorporation of Greenbank as the same have been amended, restated or changed;

(d) "Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the Act to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(e) "business day" means a day, other than a Saturday, Sunday or a statutory holiday in Calgary, Alberta;

(f) "Court" means the Court of Queen's Bench of Alberta;

(g) "Depositary" means such agent of Rock as may be designated by Rock for the purpose of receiving deposits of certificates formerly representing Greenbank Securities;

(h) "Effective Date" means the date the Arrangement becomes effective under the Act which shall be the first business day following the later of the Greenbank Securityholders' Meeting and the Rock Shareholders' Meeting or such later date as may be agreed to by Greenbank and Rock;

(i) "Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date;

(j) "Election Deadline" means the time and date specified in the Letter of Transmittal and Election Form to make the election specified in Section 3.1(a) or Section 3.1(b);

(k) "Final Order" means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the Act, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(l) "Greenbank" means Greenbank Energy Ltd., a corporation incorporated under the Act;

(m) "Greenbank Dissenting Securities" means all Greenbank Securities which are deemed to have been cancelled on the Effective Date in accordance with the provisions of paragraph 5.1(a) hereof;

(n) "Greenbank Equalization Warrantholders" means the holders of issued and outstanding Greenbank Equalization Warrants;

(o) "Greenbank Equalization Warrants" means a warrant, each evidencing the right issued by Greenbank to the holder to acquire, for no additional consideration, one-third of one fully paid and non-assessable Greenbank Share in certain circumstances;

(p) "Greenbank Securities" means, collectively, Greenbank Shares and Greenbank Equalization Warrants;

(q) "Greenbank Securityholders" means, collectively, Greenbank Shareholders and Greenbank Equalization Warrantholders;

(r) "Greenbank Securityholders' Meeting" means the meeting of the holders of Greenbank Securities to be called to, *inter alia*, consider and, if thought fit, authorize, approve and adopt the Arrangement in accordance with the Interim Order and any adjournments thereof;

(s) "Greenbank Shareholders" means the holders of Greenbank Shares;

(t) "Greenbank Shares" means common shares in the capital of Greenbank as constituted on the date hereof;

(u) "Holder" means a registered holder of Greenbank Securities immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing Greenbank Securities duly endorsed for transfer to such person and, with respect to Greenbank Shares, includes a Holder of Greenbank Equalization Warrants who receives Greenbank Shares in exchange for such Greenbank Equalization Warrants pursuant to Section 3.1(a);

(v) "Information Circular" means the joint information circular of Greenbank and Rock relating to, *inter alia*, the Greenbank Securityholders' Meeting to be forwarded by Greenbank to the Greenbank Securityholders in connection with the Arrangement;

(w) "Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the Act, containing declarations and directions with respect to the Arrangement and the holding of the Greenbank Securityholders' Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(x) "Letter of Transmittal and Election Form" means the letter of transmittal and election form to be forwarded by Greenbank to the holders of Greenbank Securities for their use in depositing their Greenbank Securities;

(y) "Plan" means this plan of arrangement as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this Plan and not to any particular provision of this Plan;

(z) "Registrar" means the Registrar duly appointed under the Act;

(aa) "Rock" means Rock Energy Inc., a corporation continued under the Act;

(bb) "Rock Shareholders' Meeting" means the special meeting of holders of Rock Shares to be called and held for the purpose of considering a number of matters including the approval of the issuance of Rock Shares pursuant to the Arrangement; and

(cc) "Rock Shares" means common shares in the capital of Rock as constituted on the date hereof.

1.2 The headings contained in this Plan are for reference purposes only and shall not affect in any way the meaning or interpretation of this Plan.

1.3 Unless the contrary intention appears, references in this Plan to an article, section, paragraph, subparagraph or schedule by number or letter or both refer to the article, section, paragraph, subparagraph or schedule bearing that designation in this Plan.

1.4 In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and "person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6 References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7 Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN

2.1 The following is only intended to be a general statement of the purpose of the Plan and is qualified in its entirety by the specific provisions of the Plan.

> The purpose of the Plan is to exchange all of the outstanding Greenbank Securities for, at the election of the Greenbank Securityholders, Rock Shares or cash; on the basis provided herein, with the result that Greenbank becomes a wholly-owned subsidiary of Rock.

2.2 The Plan shall be binding upon Greenbank, the Greenbank Securityholders and Rock upon filing of the Articles of Arrangement with the Registrar.

2.3 Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of the Plan shall become effective unless all of the provisions of the Plan shall have become effective.

ARTICLE 3
ARRANGEMENT

3.1 At the Effective Time, each of the events set out below shall occur and be deemed to occur in the sequence set out without further act or formality:

(a) subject to Sections 4.5(a) and 5.1, each issued and outstanding Greenbank Equalization Warrant and all rights pertaining to the ownership thereof shall be, and shall be deemed to be, sold, assigned and transferred to Greenbank (free of any claims) and each Holder thereof shall be entitled to receive from Greenbank one-third (⅓) of a Greenbank Share;

(b) subject to Sections 4.5(b) and 5.1, each issued and outstanding Greenbank Share (including the Greenbank Shares issued to Holders of Greenbank Equalization Warrants pursuant to Section 3.1(a)) and all rights pertaining to the ownership thereof shall be, and shall be deemed to be, sold, assigned and transferred to Rock (free of any claims) and each Holder thereof shall be entitled to receive from Rock in accordance with the election or deemed election of the Holder of such Greenbank Share:

(i) 0.1732 Rock Shares; or

(ii) $0.70 in cash;

(c) subject to Section 3.1(d), with respect to the election required to be made by a Holder pursuant to Section 3.1(b):

(i) each of such Holders shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election form indicating such Holder's election, together with certificates representing such Holder's Greenbank Securities; and

(ii) any Holder who fails to comply with the requirements of Section 3.1(c)(i) shall be deemed to have elected to receive only Rock Shares for such Holder's Greenbank Securities as contemplated by Section 3.1(a)(i) or Section 3.1(b)(i), as applicable;

(d) in the event that the aggregate amount of cash that would, but for this Section 3.1(d), exceed Fifteen Million ($15,000,000) Dollars, then the amount of cash to be issued to any Holder, subject to rounding, shall be determined by multiplying the total amount of cash otherwise issuable to such Holder by a fraction, rounded to six decimal places (the "**Cash Fraction**"), the numerator of which is Fifteen Million ($15,000,000) Dollars and the denominator of which is the aggregate amount of cash otherwise issuable to all Holders, and such Holder shall be deemed to have elected to receive Rock Shares for the remainder of their Greenbank Securities for which, but for this Section 3.1(d), such holder would otherwise have received cash; and

(e) with respect to each Greenbank Equalization Warrant or Greenbank Share to which Section 3.1(a) or Section 3.1(b) applies, the Holder thereof shall cease to be the holder of such Greenbank Security and such Holder's name shall be removed from the register of Greenbank Securities as of the Effective Date.

ARTICLE 4
OUTSTANDING CERTIFICATES AND PAYMENTS

4.1 No certificates representing Greenbank Securities shall be issued to previous holders of Greenbank Securities (other than Greenbank which shall be issued one Greenbank Equalization Warrant for each Greenbank Equalization Warrant exchanged pursuant to Section 3.1(a) hereof and Rock which shall be issued certificates for one (1) Greenbank Share for each one (1) Greenbank Share exchanged pursuant to Section 3.1(b) hereof).

4.2 Subject to Section 5.1, after the Effective Time, certificates formerly representing Greenbank Securities shall represent only the right to receive the certificates representing the Rock Shares or cash, as the case may be, which the former Holder is, subject to Sections 4.5 and 5.1, entitled to receive pursuant to Article 3 of this Plan, subject to compliance with the requirements set forth in this Article 4.

4.3 Holders (other than Greenbank Securityholders who have exercised their rights of dissent) shall be entitled to receive certificates representing the Rock Shares or cash, as the case may be, which such Holder is entitled to receive pursuant to this Plan upon delivering certificates formerly representing the Holder's Greenbank Securities to the Depositary, or as the Depositary or Rock may otherwise direct, in accordance with the instructions contained in the Letter of Transmittal and Election Form. Such certificates formerly representing such Holder's Greenbank Securities shall be accompanied by the Letter of Transmittal and Election Form, duly completed, and such other documents as the Depositary may reasonably require. The Depositary shall register the Rock Shares in such name, and shall deliver the Rock Shares or cash, as the case may be, by mail, postage pre-paid, or, in the case of postal disruption, by such other means as the Depositary deems prudent to previous holders of Greenbank Securities to such address of such Holder may direct in such Letter of Transmittal and Election Form as soon as practicable and, in any case, no later than three business days after the later of the Effective Date and the date of receipt by the Depositary of such documents.

4.4 After the Effective Date, the Greenbank Securityholders (other than Rock) shall not be entitled to any interest, dividend, premium or other payment on or with respect to the Greenbank Securities other than the Rock Shares or cash, as the case may be, which they are entitled to receive pursuant to this Plan.

4.5 (a) No fractional Greenbank Shares shall be issued pursuant to the Plan. In the event that an exchange ratio referred to herein would in any case result in a Holder being entitled to a fractional Greenbank Share, such fractional Greenbank Share will be rounded to the next highest whole number of Rock Shares.

(b) No fractional Rock Shares shall be issued pursuant to the Plan. In the event that an exchange ratio referred to herein would in any case result in a Holder being entitled to a fractional Rock Share, such fractional Rock Share will be rounded to the next highest whole number of Rock Shares.

4.6 Any payments pursuant to this Plan shall be subject to any applicable withholding tax.

4.7 Any certificate formerly representing Greenbank Securities that is not deposited with all other documents as provided in Section 4.3 on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the Holder of such Greenbank Securities to receive certificates representing such Rock Shares or cash, as the case may be, shall be deemed to be surrendered to Rock together with all dividends or distributions thereon held for such Holder.

4.8 All dividends paid or distributions made in respect of Rock Securities issued to a former Holder for which a certificate representing Rock Securities has not been delivered to such holder in accordance with Section 4.3 shall be paid or delivered to the Depositary to be held in trust for such Holder for delivery to the Holder, net of all withholding and other taxes, upon delivery of the certificate in accordance with Section 4.3 or surrendered to Rock pursuant to Section 4.7, as the case may be.

ARTICLE 5
SECURITYHOLDER DISSENT RIGHTS

5.1 Holders who have given a demand for payment which remains outstanding on the Effective Date in accordance with the rights of dissent in respect of the Plan granted by the Interim Order and who:

(a) are ultimately entitled to be paid fair value for any Greenbank Securities in respect of which they dissent in accordance with the provisions of such Interim Order, whether by order of a Court (as defined in the Act) or by acceptance of an offer made pursuant to such Interim Order, shall be deemed to have transferred such Greenbank Dissenting Securities to Greenbank for cancellation on the Effective Date and such securities shall be deemed to no longer be issued and outstanding as of the Effective Date;

(b) are ultimately not so entitled to be paid fair value for the Greenbank Securities in respect of which they dissent, shall not be, or be reinstated as, Greenbank Securityholders, but for purposes of receipt of consideration shall be treated as if they had participated in this Plan on the same basis as a non-dissenting Holder, and such Holder shall be deemed to have transferred such Greenbank Securities to Rock as of the Effective Time and accordingly shall be entitled to receive such Rock Shares or cash, as applicable, as non-dissenting Holders are entitled to receive on the basis set forth in Article 3 of this Plan; and

(c) in no case shall Rock or Greenbank be required to recognize such holders of Greenbank Securities as securityholders of Greenbank after the Effective Date.

ARTICLE 6
AMENDMENTS

6.1 Rock and Greenbank may at any time and from time to time before the Effective Date, vary, amend, modify or supplement this Plan provided the Court and each of Rock and Greenbank, acting reasonably, determine that such variation, amendment, modification or supplement would not be prejudicial to the interests of the Greenbank Securityholders under this Plan.

SCHEDULE B

REPRESENTATIONS AND WARRANTIES OF GREENBANK

1. Organization and Qualification

Greenbank is a corporation duly incorporated and validly existing under the laws of Alberta and has the requisite corporate power and capacity to own or lease its property and assets and to carry on its business as it is now being conducted. Greenbank is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary.

2. Authority Relative to this Agreement

Greenbank has the requisite corporate power and capacity to enter into this Agreement and to perform and carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by Greenbank of its obligations hereunder have been duly authorized by the Board of Directors of Greenbank, and no other corporate proceedings on the part of Greenbank are necessary to authorize this Agreement and the performance by Greenbank of its obligations hereunder. This Agreement has been duly executed and delivered by Greenbank and constitutes a legal, valid and binding obligation of Greenbank enforceable against Greenbank in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors rights generally and to general principles of equity.

3. No Violations

Other than the vesting (if any) of outstanding Greenbank Options, outstanding Greenbank Equalization Warrants and outstanding Greenbank Performance Warrants and contracts containing a change of control provision as set forth in the Greenbank Disclosure Letter, neither the execution and delivery of this Agreement by Greenbank, the completion of the transactions contemplated hereby nor the fulfillment and compliance by Greenbank with any of the terms and provisions hereof will: (a) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration, or result in a creation of any Encumbrance upon any of the properties or assets of Greenbank, under the terms, conditions or provisions of (i) Greenbank's articles and by-laws; or (ii) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Greenbank is a party or to which it, or any of its respective properties or assets, may be subject or by which Greenbank is bound (other than the Greenbank Credit Agreement); or (b) subject to compliance with applicable laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Greenbank. Other than in connection with or in compliance with the provisions of applicable Laws; (c) there is no legal impediment to Greenbank's consummation of the transactions contemplated by this Agreement and (d) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority or any other person or entity is necessary by Greenbank in connection with the making or the consummation of the Arrangement except for such filings or registration which, if not made, or such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Greenbank and would not have a material adverse effect on the ability of Rock and Greenbank to consummate the transactions contemplated hereby.

4. Capitalization

As of the date hereof, the authorized share capital of Greenbank consists of an unlimited number of Greenbank Shares, an unlimited number of special voting shares and an unlimited number of preferred shares, of which 28,915,099 Greenbank Shares are issued and outstanding and no special voting shares or preferred shares are issued and outstanding. As of the date hereof, 2,405,000 Greenbank Shares are issuable pursuant to the exercise (at an average exercise price of $1.26 per share) of outstanding Greenbank Options, 6,581,657 Greenbank Shares are issuable pursuant to the exercise of Greenbank Equalization Warrants, and 5,438,000 Greenbank Shares are issuable pursuant to the exercise (at an average exercise price of $2.00 per share) of outstanding Greenbank Performance Warrants. Except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale, transfer, purchase or redemption by Greenbank of any securities of Greenbank (including the Greenbank Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Greenbank (including the Greenbank Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Greenbank. All outstanding Greenbank Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights. All Greenbank Shares issuable upon exercise of outstanding Greenbank Options, Greenbank Equalization Warrants and Greenbank Performance Warrants in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and are not subject to, nor will they be issued in violation of, any pre-emptive rights.

5. Impairment

The making or consummation of the Arrangement will not result in a Material Adverse Effect in respect of Greenbank.

6. Brokerage Fees

Greenbank has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Greenbank has retained the Greenbank Financial Advisor in connection with certain matters including the transactions contemplated hereby and has agreed to pay it the Greenbank Financial Advisor's Fees in connection with the Arrangement. Greenbank has delivered to Rock a true and complete copy of its agreement with such party, which agreement is in full force and effect, unamended.

7. Oil and Gas Operations

In respect of Greenbank's Business:

(a) all rentals, royalties, excess royalties, overriding royalty interests, production payments, and other payments due or payable on or prior to the date hereof under or with respect to the Greenbank Interests, have been properly and timely paid, except where the failure to do so would not have a Material Adverse Effect on Greenbank;

(b) all rentals, payments, and obligations due and payable or performance on or prior to the date hereof under or on account of any of the Greenbank Interests have been duly paid, performed, or provided for prior to the date hereof, except where the failure to do so would not have a Material Adverse Effect on Greenbank;

(c) all wells located in or on Greenbank's lands, or lands pooled or unitized therewith, which have been abandoned by Greenbank have been abandoned in all material respects in accordance with good oil and gas field practices and in compliance with all applicable laws and regulations;

(d) all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Greenbank is directly or indirectly bound have been properly and timely paid, except for such expenses as are being currently paid prior to delinquency in the ordinary course of business;

(e) other than in the ordinary course of business, there are no pipeline and production imbalances and penalties as of the date hereof arising with respect to the assets of Greenbank and no purchaser is entitled to "make-up" or otherwise take or receive deliveries of hydrocarbons attributable to Greenbank's direct and indirect interest in the assets without paying at the time of such deliveries the full contract price therefor;

(f) other than in the ordinary course of business, no person is entitled to receive any portion of the hydrocarbons or to receive cash or other payments to "balance" any disproportionate allocation of hydrocarbons produced from the assets under any operating agreement, gas transportation agreement, gas purchase agreement, or other agreement, whether similar or dissimilar; and

(g) no claim, notice, or order from any governmental authority has been directly or, to its knowledge, indirectly received by Greenbank due to hydrocarbon production from the assets being in excess of allowables or similar violations which could result in curtailment of hydrocarbon production from any of its assets after the date hereof.

8. Conduct of Business Since Most Recent Audited Financial Statements

Since March 31, 2007, except as disclosed in the Greenbank Financial Statements or in the related financial reports delivered to the Greenbank Shareholders in association therewith, Greenbank has not:

(a) amended or proposed to amend its articles or by-laws;

(b) issued, sold, granted or pledged or agreed to issue, sell, grant or pledge any Greenbank Shares or other securities of Greenbank or any securities convertible into or exchangeable or exercisable for any Greenbank Shares or other securities of Greenbank or any right, option or warrant with respect thereto;

(c) split, combined or reclassified any of its securities or made any cash distribution or dividend in respect of any of its securities;

(d) redeemed, purchased or otherwise acquired any of its outstanding securities;

(e) suffered any material loss relating to litigation or been threatened with litigation which could reasonably be expected to have a Material Adverse Effect in respect of Greenbank;

(f) suffered material damage, destruction or other casualty, loss, or forfeiture of, any property or assets, whether or not covered by insurance;

(g) other than as disclosed in the Greenbank CapEx Summary and the Greenbank CapEx Commitments, made any capital expenditures, additions or improvements or commitments for the same in excess of $25,000 individually or $100,000 in the aggregate;

(h) other than pursuant to the Greenbank Credit Agreement, entered into any contract, commitment or agreement under which it has (or has the obligation to incur) outstanding Indebtedness for borrowed money or for the deferred purchase price of property (other than such property acquired in the ordinary course of business consistent with past practice), or made any loan or advance to any Person other than advances to employees for reasonable business expenses;

(i) acquired or agreed to acquire (by tender offer, exchange offer, merger, amalgamation, arrangement, acquisition of shares or assets or otherwise) any Person or other business organization or division;

(j) entered into or terminated any Swaps;

(k) created any stock option or bonus plan, paid any bonuses, deferred or otherwise, or deferred any compensation to any of its directors, officers, employees or consultants other than such payments made in the ordinary course of business consistent with past practice;

(l) made any change in accounting procedures or practices;

(m) except for obligations related to the Greenbank Credit Agreement (or its predecessors) or incurred in the ordinary course of business, mortgaged, hypothecated or pledged any of its properties or assets, tangible or intangible, or subjected it to any Encumbrance, except Permitted Encumbrances;

(n) transferred any assets to any Related Party or assumed any Indebtedness from any Related Party or participated in any other transactions with a Related Party;

(o) cancelled, waived or compromised any debts or claims; or

(p) entered into any agreement or understanding to do any of the foregoing.

9. Conduct of Business Since Most Recent Financial Statements

Since March 31, 2007, Greenbank has not:

(a) entered into or amended any employment or consulting contracts with any director, officer, employee or consultant, created or amended any Employee Benefit Plan, made any increases in the base compensation, bonuses, paid vacation time allowed or fringe benefits for its directors, officers, employees or consultants;

(b) to its knowledge, suffered any Material Adverse Change in the established business relationship of Greenbank with any material customer or distributor or supplier;

(c) entered into any material contracts regarding its business operations, including joint ventures, partnerships or other arrangements, except in relation to the projects referred to in the Greenbank CapEx Summary and the Greenbank CapEx Commitments;

(d) entered into any other material transaction, amended any material contract, lease, agreement or license, except in relation to the projects referred to in the Greenbank CapEx Summary and the Greenbank CapEx Commitments;

(e) entered into any agreement or arrangement granting any rights to purchase or lease any of its assets, properties or rights or requiring the consent of any Person to the transfer, assignment or lease of any such assets, properties or rights, except in relation to the projects referred to in the Greenbank CapEx Summary and the Greenbank CapEx Commitments;

(f) sold, leased, subleased, assigned or transferred (by tender offer, exchange offer, merger, amalgamation, sale of shares or assets or otherwise) any of its tangible or intangible properties or assets, except in relation to the projects referred to in the Greenbank CapEx Summary and the Greenbank CapEx Commitments; or

(g) entered into any agreement or understanding to do any of the foregoing.

10. Greenbank Financial Statements

The Greenbank Financial Statements have been prepared in accordance with Canadian GAAP consistently applied (except (a) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Greenbank's independent accountants or (b) in the case of unaudited interim financial statements, to the extent they may not include certain notes or may be condensed or summary statements) and fairly present the financial position, results of operations and changes in financial position of Greenbank as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). Each of the balance sheets included in the Greenbank Financial Statements fairly presents the consolidated assets, liabilities, retained earnings and financial condition of Greenbank as at the close of business on the respective dates thereof, each of the statements of operations and deficit included in the Greenbank Financial Statements fairly presents the profits and losses and results of operations of Greenbank for the period then ended, and each of the statements of cash flows included in the Greenbank Financial Statements fairly presents the changes in cash of Greenbank for the fiscal period then ended.

11. Subsidiaries

Greenbank has no subsidiaries.

12. Litigation

There is no suit, claim, action, proceeding or investigation commenced (or to the knowledge of Greenbank, pending or threatened) against or affecting Greenbank or any of its assets or properties, or any officer, director, employee or consultant thereof in their capacity as an officer, director, employee or consultant thereof, at law or in equity, before or by any governmental authority or agency or before any arbitrator of any kind which involves the possibility of any judgment against or liability of Greenbank and which, if successful, would, or would reasonably be expected to have a Material Adverse Effect on Greenbank or Greenbank's consummation of the transactions contemplated by this Agreement. Greenbank is not a party to or subject to any judgment, order, writ, injunction or decree affecting it or any of its assets or properties.

13. Minute Book

The minute books of Greenbank have been maintained in accordance with all applicable statutory requirements and are true, correct, accurate and up-to-date in all material respects except for minutes from directors meetings held on July 9, 2007, July 10, 2007 and July 13, 2007, which have been circulated for approval.

14. Indebtedness and Encumbrances

Except as set forth in the Greenbank Financial Statements, Greenbank has no Indebtedness or other liabilities of an "off-balance sheet" nature, other than long term debt and trade payables incurred since March 31, 2007 in the ordinary course of business consistent with past practice, site restoration and future income tax liabilities, and has no Encumbrances (other than Permitted Encumbrances) upon any of its properties.

15. Indebtedness to Officers, Directors and Others

Greenbank is not indebted to any of its directors, officers, employees or consultants, shareholders or any of their respective Associates or Affiliates, except for amounts due as normal compensation or reimbursement of ordinary business expenses incurred within the previous 60 days.

16. Accounts Receivable and Bad Debts

All notes and accounts receivable of Greenbank shown on the balance sheets contained in the Greenbank Financial Statements were and are, to the best of its knowledge, information and belief, collectible (subject to reserves therefor as reflected in said balance sheets).

17. Residency Matters

(a) Greenbank is not a non-resident of Canada within the meaning of the Tax Act.

(b) The address for each Greenbank Shareholder is shown on Greenbank's securities register(s) maintained in compliance with applicable Corporate Laws, an up-to-date copy of which will be provided to Rock. To the knowledge of Greenbank, the addresses shown on such securities register(s) reflect the jurisdictions of residence of the beneficial holders of the Greenbank Shares, Greenbank Options, Greenbank Equalization Warrants and Greenbank Performance Warrants.

(c) To the knowledge of Greenbank, no Greenbank Shares are owned by U.S. holders. The term "U.S. holder" means any Person whose address appears on the records of Greenbank, any voting or other trustee, any depositary, any share transfer agent or any Person acting in a similar capacity on behalf of Greenbank, as being located in the United States.

(d) Greenbank currently holds no assets (on a book-value basis) located in the United States and has had no sales in or from the United States in its most recently completed fiscal year.

18. Taxes

Greenbank has prepared and filed on time with all appropriate governmental authorities all Tax Returns that it has been required to file in respect of any Taxes for all fiscal periods ending on or prior to the date hereof and all such returns or other material documents are true, correct, complete and up-to-date in all material respects. Greenbank has paid in full all Taxes accruing due on or before the date hereof and, in the case of such income Taxes accruing on or before the date hereof that are not due on or before the date hereof, Greenbank has made adequate provision in its books and records and financial statements including the balance sheets included in the Greenbank Financial Statements for such payment. Greenbank has withheld from each payment made to any of its present or former employees, officers, directors, and to all persons who are non-residents of Canada for purposes of the Tax Act all material amounts required by law to be withheld or remitted. Greenbank has remitted, in all material respects, all Canada Pension Plan and provincial pension plan contributions, employment insurance premiums,

employer health Taxes and other Taxes payable by it in respect of its employees. Greenbank has charged, collected and remitted all Taxes as required under applicable legislation on any sale, supply, or delivery whatsoever, made by Greenbank. There are no reassessments of Taxes of Greenbank that have been issued and are outstanding. To Greenbank's knowledge, no governmental authority has challenged or threatened to challenge or is auditing or threatening to audit Greenbank in respect of Taxes or of any Tax Returns filed under any statute providing for such Taxes. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Greenbank.

19. Title to Assets

(a) Except for assets disposed of in the ordinary course of business consistent with past practice, and except with respect to its Petroleum and Natural Gas Interests, Greenbank (i) owns all of the assets reflected in the Greenbank Financial Statements and all assets acquired since March 31, 2007, and (ii) has good title with respect thereto, subject to no Encumbrances except for those created pursuant to the Greenbank Credit Agreement, Permitted Encumbrances, and title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the relevant property for the purposes for which it is held. The assets reflected in the Greenbank Financial Statements, together with those leased or rented assets disclosed in the Greenbank Disclosure Letter and all assets acquired and not disposed of since March 31, 2007, are all the assets, rights and obligations which have been required to enable Greenbank to conduct its Business in all material respects in the manner which it is now carried on.

(b) With respect to the interests of Greenbank in assets and properties which constitute Petroleum and Natural Gas Interests (the "**Greenbank Interests**") and although Greenbank does not warrant title:

(i) the Greenbank Interests are free and clear of adverse claims created by, through or under Greenbank, except as disclosed in the Greenbank Financial Statements or those arising in the ordinary course of business and that would not have a Material Adverse Effect on Greenbank;

(ii) to Greenbank's knowledge, Greenbank holds the Greenbank Interests under valid and subsisting licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the Greenbank Interests would not have a Material Adverse Effect on Greenbank;

(iii) Greenbank has not done any act or thing or failed to do any act or thing whereby any of the Greenbank Interests may be cancelled or determined;

(iv) the Greenbank Interests are subject to no Encumbrances created by, through or under Greenbank, except for those created pursuant to the Greenbank Credit Agreement and Permitted Encumbrances; and

(v) Greenbank is not aware of any defects, failures or impairments to the title to the Greenbank Interests, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate would reasonably be expected to have a Material Adverse Effect on Greenbank.

(c) To Greenbank's knowledge, Greenbank has made available to Rock all Documents of Title and other documents and agreements in its possession or control affecting the title of Greenbank to the Greenbank Interests.

20. Material Contracts and Obligations

Except for Documents of Title, this Agreement, contracts and agreements disclosed either in this Agreement or Disclosed by Greenbank, contracts pursuant to which the Greenbank CapEx Commitments have been created and the Greenbank Closing Costs will be incurred, and contracts and agreements set forth in the Greenbank Disclosure Letter, there are no material contracts or agreements to which Greenbank is a party or by which it is bound. For the purposes of this subparagraph, a contract or agreement is considered to be material only if in respect thereof Greenbank will, or may reasonably be expected to, spend or receive more than (a) $250,000 in the ordinary course of business during the next 12 months, or (b) $25,000 (individually or in the aggregate) outside the ordinary course of business during the next 12 months provided that in the event that Greenbank will, or may reasonably be expected to, spend or receive more than $250,000 in the aggregate in connection with all such contracts considered not to be material, such contracts shall be set forth in the Greenbank Disclosure Letter.

21. Real Property - Owned

Greenbank has no fee simple or other interests in real property.

22. Real Property - Leased

Set forth in the Greenbank Disclosure Letter is a true and accurate description of all interests in real or immovable property leased by Greenbank in respect of which there is rent payable. Such properties are presently used by Greenbank, as lessee, under the terms thereof, such agreements are in full force and effect and to Greenbank's knowledge, no defaults exist under or result in a right of termination of any such agreements nor have any events occurred which, with the giving of notice or the lapse of time, or both, would be a default under any such agreements.

23. Machinery and Equipment - Owned and Leased

Each item of machinery and equipment owned or leased by Greenbank and that is material to the conduct of its Business, is maintained in good repair and is in good working order, normal wear and tear excepted.

24. Necessary Licenses and Permits

Greenbank has all licenses, permits, consents, concessions and other authorizations of governmental, regulatory or administrative agencies or authorities, whether foreign, federal, provincial, or local, required to own and lease its properties and assets and to conduct its Business as now conducted (other than those that, the failure of which to so hold, would not have a Material Adverse Effect on Greenbank). With the exception of the agreements disclosed in the Greenbank Disclosure Letter, no registrations, filings, applications, notices, transfers, consents, approvals, audits, qualifications, waivers or other action of any kind is required by virtue of the execution and delivery of this Agreement, or of the consummation of the transactions contemplated hereby: (a) to avoid the loss of any license, permit, consent, concession or other authorization or any asset, property or right pursuant to the terms thereof, or the violation or breach of any law applicable thereto, or (b) to enable Greenbank to hold and enjoy the same immediately after the Effective Time on the Effective Date in the conduct of its Business as conducted prior to the Effective Time on the Effective Date.

25. Compliance with Applicable Laws

Greenbank has conducted and is conducting its business in accordance with good oilfield practices. Greenbank is not in default under, or in violation of, nor has it violated (and not cured) any law (including

securities laws, corporate laws, any other laws, including, without limitation, those relating to the gathering, processing, transferring or disclosing of personal data, anti-trust, occupational safety, the protection of the environment, transportation, storage or disposal of hazardous waste, antipollution and air and water quality laws), or any licenses, franchises, permits, authorizations or concessions granted by, or any judgment, decree, writ, injunction or order of, any governmental or regulatory authority, applicable to its Business or any of its properties or assets, other than a default or violation which would not have a Material Adverse Effect on Greenbank. Greenbank has not received any notification alleging any material violations of any of the foregoing.

26. Environmental Matters

Except to the extent that any violation or other matter referred to in this subparagraph would not have a Material Adverse Effect on Greenbank:

(a) to Greenbank's knowledge, Greenbank is not in violation of any applicable Environmental Laws;

(b) to Greenbank's knowledge, Greenbank has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(c) to Greenbank's knowledge, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Greenbank that have not been remedied;

(d) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the Business or assets of Greenbank;

(e) Greenbank has not failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Law; and

(f) Greenbank holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its Business and the ownership and use of the Greenbank Interests. All such licenses, permits and approvals are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), Greenbank has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

27. Greenbank Plans and Employment Arrangements

There are no written Employee Benefit Plans of Greenbank except the Employee Benefit Plans listed in the Greenbank Disclosure Letter. Greenbank is not in violation or default of such plans. Greenbank is not in arrears in the payment of any contribution or assessment required to be made to any such plan as may be in effect.

28. Contracts, Labour Relations

There are no more than seven (7) full time and part time salaried and hourly employees and six (6) consultants of Greenbank and, as of the Expiry Date, there will be no more than that number of employees or consultants of Greenbank. Greenbank has been and is being operated in compliance with all laws relating to employees, including employment standards, occupational health and safety, pay equity, human rights and workers compensation. There have been no complaints nor to the knowledge of Greenbank are there any threatened complaints under such laws against Greenbank. All current assessments under applicable workplace safety and insurance legislation in relation to Greenbank have been paid and Greenbank has not been subject to any special or penalty assessment under such legislation which has not been paid. There are no and there has previously been no collective bargaining agreements covering any of the employees of Greenbank. No consent of any union (or any similar group or organization) is required in connection with the consummation of the transactions contemplated hereby. There are no pending, or, to the knowledge of Greenbank, threatened or anticipated: (a) employment discrimination charges or complaints against or involving Greenbank before any federal, provincial, or local board, department, commission or agency; (b) unfair labour practice charges or complaints, disputes or grievances affecting Greenbank, (c) union representation petitions respecting the employees of Greenbank; (d) efforts being made to organize any of the employees of Greenbank; or (e) strikes, slow downs, work stoppages, or lockouts or threats thereof affecting Greenbank.

29. Insurance

Policies of insurance in force as of the date hereof naming Greenbank as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of its Business to the extent customary in respect of the business carried on by Greenbank. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Arrangement.

30. Location of Offices

The executive offices of Greenbank and the location where their respective books and records are kept is Suite 400, 404 – 6th Avenue SW, Calgary, Alberta T2P 0R9.

31. No Limitations on Business

There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which Greenbank, or, to the knowledge of Greenbank, any director, officer, employee or consultant or any of its Affiliates is a party or is otherwise bound that would now or hereafter, in any way materially limit the Business or operations of Greenbank: (a) in a particular manner or to a particular locality or geographic region, or (b) for a limited period of time. The execution, delivery and performance of this Agreement do not and will not result in the restriction of Greenbank, or, to the knowledge of Greenbank, any director, officer, employee or consultant or any of its Affiliates from engaging in Greenbank's Business or from competing with any Person or in any geographical area and do not and will not result in a Material Adverse Effect on Greenbank, or trigger or cause to arise any rights of any Person under any contract or arrangement to restrict any of the foregoing from engaging in Greenbank's Business.

32. Intangible Property

Greenbank does not own any patents, trademarks and service marks (including registrations and applications therefor) trade-names, copyrights, domain names and written know-how, trade secrets and all

other similar proprietary data and the goodwill associated with such patents, trademarks, service marks, trade-names, copyright or domain names (all such items are referred to as "**Greenbank Intangible Property**") except for its domain name "greenbankenergy.ca". To the extent that Greenbank uses any such Intangible Property in the conduct of its Business, the use thereof and any other intellectual property rights used by Greenbank does not, to the knowledge of Greenbank, infringe upon the proprietary rights of others. No royalties or fees are payable by Greenbank to any Person by reason of the use of any of the Greenbank Intangible Property or by reason of the use of any other intellectual property rights. To Greenbank's knowledge, all items of Intangible Property are valid and in good standing, and are adequate and sufficient to permit Greenbank to conduct its Business as presently conducted.

33. Sale Process

All agreements entered into by Greenbank with Persons other than Rock regarding the confidentiality of Greenbank information provided to such Persons or reviewed by such Persons are in substantially the form of the Confidentiality Agreement. Greenbank has not negotiated a Competing Acquisition Proposal with any Person who has not entered into such a Confidentiality Agreement. Greenbank has not waived the applicability of any area of exclusion, "standstill" or other provision of any confidentiality agreements (other than the Confidentiality Agreement) entered into by Greenbank which have not automatically expired by their terms.

34. Prior Sales

All offers, sales or grants of securities in the capital of Greenbank including the Greenbank Shares, the Greenbank Options, the Greenbank Equalization Warrants and the Greenbank Performance Warrants, have been made in compliance with applicable Laws pursuant to exemptions from the prospectus and registration requirements of applicable Laws.

35. Reporting Issuer Status

Greenbank is not a reporting issuer, and does not hold an equivalent status, in any province or territory in Canada. None of the issued and outstanding Greenbank Shares are listed and posted for trading on any stock exchange or quoted on any over-the-counter service.

36. Cease Trade Orders

No Securities Authority has issued any order preventing or suspending trading of any securities of Greenbank and Greenbank is not in default of any requirement of applicable Securities Laws that would have a Material Adverse Effect on the transactions contemplated by this Agreement.

37. Shareholders' Agreements

(a) Except as set forth in the Greenbank Disclosure Letter, neither Greenbank nor, to Greenbank's knowledge, any of the Greenbank Shareholders is a party to any shareholders' agreement, unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of Greenbank.

(b) Greenbank is not a party to, and prior to the Effective Time, Greenbank will not implement, a shareholders' rights plan or any other form of plan, agreement, contract or instrument that triggers any rights to acquire Greenbank Shares or other securities of Greenbank or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the making or consummation of the Arrangement.

38. Engineering Evaluation

Greenbank made available to its independent engineers, AJM Petroleum Consultants, prior to the issuance of the AJM Greenbank Report and will make available to GLJ Petroleum Consultants Ltd. prior to the issuance of the GLJ Greenbank Report, for the purpose of preparing the AJM Greenbank Report or the GLJ Greenbank Report, as applicable, all information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the Greenbank Interests evaluated in the AJM Greenbank Report or to be evaluated in the GLJ Greenbank Report, as applicable, which was requested or required by AJM Petroleum Consultants or will be requested by GLJ Petroleum Consultants Ltd., acting reasonably, as applicable, for such purposes and, in particular, all information respecting Greenbank's working or royalty interests in its Petroleum and Natural Gas Interests and the royalty burdens and net profits interest burdens thereon which was requested or required by such independent engineers for such purposes. Except with respect to changes in the prices of oil and gas, and other than as Disclosed by Greenbank, Greenbank has no knowledge of any material adverse change in any production, cost, reserves or other relevant information provided to AJM Petroleum Consultants since the date that such information was so provided. The AJM Greenbank Report, as at the date of this Agreement, is the most recent report prepared for Greenbank by AJM Petroleum Consultants and has not been updated, replaced, superseded or otherwise rendered ineffective by a subsequent report prepared by AJM Petroleum Consultants.

39. Flow-Through Shares

Greenbank has fulfilled its obligations to incur and renounce exploration and development expenses in the full amount of any subscription funds received pursuant to any flow-through share subscription and renunciation agreements.

40. No Swaps

Greenbank currently has no outstanding Swaps.

41. Closing Costs

The Greenbank Closing Costs do not and will not on the Effective Date exceed $1,650,000.

42. Debt and Working Capital

As at March 31, 2007, Greenbank's combined debt and working capital deficit, determined in accordance with Canadian GAAP, was no more than $3.662 million.

43. Production

For the month of May, 2007, Greenbank's sales production from the Greenbank Interests was approximately 674 BOE per day (determined on a 6 mcf:1 bbl basis).

44. No Material Adverse Effect

Since March 31, 2007 until the date of this Agreement, no change, event, occurrence, condition or development has occurred in respect of Greenbank that has caused or would reasonably be expected to cause a Material Adverse Effect in respect of Greenbank; provided that, for the purposes of this clause, no such change, event occurrence, condition or development Disclosed by Greenbank may be considered to have caused or to reasonably be expected to cause a Material Adverse Effect in respect of Greenbank.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF ROCK

1. Organization and Qualification

Rock is a corporation duly continued and validly existing under the laws of Alberta and has the requisite corporate power and capacity to own or lease its property and assets and to carry on its business as it is now being conducted. Each of the Rock Affiliates is duly organized and validly subsisting under the laws of its jurisdiction of incorporation or formation. Each Rock Affiliate that is a corporation has the requisite corporate power and capacity to carry on its business as now being conducted including acting as a partner of a Rock Affiliate that is a partnership. Each of Rock and the Rock Affiliates is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary.

2. Authority Relative to this Agreement

Rock has the requisite corporate power and capacity to enter into this Agreement and to perform and carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by Rock of its obligations hereunder have been duly authorized by Board of Directors of Rock, and no other corporate proceedings on the part of Rock are necessary to authorize this Agreement and the performance by Rock of its obligations hereunder. This Agreement has been duly executed and delivered by Rock and constitutes a legal, valid and binding obligation of Rock enforceable against Rock in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors rights generally and to general principles of equity.

3. No Violations

Neither the execution and delivery of this Agreement by Rock, the completion of the transactions contemplated hereby nor the fulfillment and compliance by Rock with any of the terms and provisions hereof will: (a) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration, or result in a creation of any Encumbrance upon any of the properties or assets of Rock or the Rock Affiliates, under the terms, conditions or provisions of (i) Rock's articles and by-laws; or (ii) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Rock or the Rock Affiliates is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Rock or any of the Rock Affiliates is bound (other than the Rock Credit Agreement); or (b) subject to compliance with applicable laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Rock or the Rock Affiliates. Other than in connection with or in compliance with the provisions of applicable Laws, (c) there is no legal impediment to Rock's consummation of the transactions contemplated by this Agreement and (d) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority or any other person or entity is necessary by Rock in connection with the making or the consummation of the Arrangement except for such filings or registration which, if not made, or such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Rock and the Rock Affiliates, considered as a whole and would not have a material adverse effect on the ability of Rock and Greenbank to consummate the transactions contemplated hereby.

4. Capitalization

As of the date hereof, the authorized share capital of Rock consists of an unlimited number of Rock Shares and 300,000 preferred shares issuable in series, of which 19,647,328 Rock Shares and no preferred shares are issued and outstanding. As of the date hereof, 1,536,180 Rock Shares are issuable pursuant to the exercise (at an average exercise price of $4.30 per share) of outstanding Rock Options. Except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale, transfer, purchase or redemption by Rock of any securities of Rock (including the Rock Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Rock (including the Rock Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Rock. All outstanding Rock Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights. All Rock Shares issuable upon the acquisition of Greenbank Shares pursuant to the Arrangement will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to, nor will they be issued in violation of, any pre-emptive rights. All Rock Shares issuable upon the acquisition of Greenbank Shares pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and the Rock Shares will not have any restrictions on trading (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada.

5. Impairment

The making or consummation of the Arrangement will not result in a Material Adverse Effect in respect of Rock and the Rock Affiliates, considered as a whole.

6. Brokerage Fees

Rock has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Rock has retained FirstEnergy Capital Corp. in connection with certain matters including the transactions contemplated hereby and has agreed to pay FirstEnergy Capital Corp.'s fees in connection with the Arrangement. Rock has delivered to Greenbank a true and complete copy of its agreement with such party, which agreement is in full force and effect, unamended.

7. Oil and Gas Operations

In respect of Rock's Business:

(a) all rentals, royalties, excess royalties, overriding royalty interests, production payments, and other payments due or payable on or prior to the date hereof under or with respect to Rock Interests, have been properly and timely paid, except where the failure to do so would not have a Material Adverse Effect on Rock and the Rock Affiliates, considered as a whole;

(b) all rentals, payments, and obligations due and payable or performance on or prior to the date hereof under or on account of any of Rock Interests have been duly paid, performed, or provided for prior to the date hereof, except where the failure to do so would not have a Material Adverse Effect on Rock and the Rock Affiliates, considered as a whole;

(c) all wells located in or on Rock's and the Rock Affiliates' lands, or lands pooled or unitized therewith, which have been abandoned by Rock or the Rock Affiliates, have been abandoned in all material respects in accordance with good oil and gas field practices and in compliance with all applicable laws and regulations;

(d) all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Rock and the Rock Affiliates are directly or indirectly bound have been properly and timely paid, except for such expenses as are being currently paid prior to delinquency in the ordinary course of business;

(e) other than in the ordinary course of business, there are no pipeline and production imbalances and penalties as of the date hereof arising with respect to the assets of Rock and the Rock Affiliates and no purchaser is entitled to "make-up" or otherwise take or receive deliveries of hydrocarbons attributable to Rock's or the Rock Affiliates direct and indirect interest in the assets without paying at the time of such deliveries the full contract price therefor;

(f) other than in the ordinary course of business, no person is entitled to receive any portion of the hydrocarbons or to receive cash or other payments to "balance" any disproportionate allocation of hydrocarbons produced from the assets under any operating agreement, gas transportation agreement, gas purchase agreement, or other agreement, whether similar or dissimilar; and

(g) no claim, notice, or order from any governmental authority has been directly or, to its knowledge, indirectly received by Rock or the Rock Affiliates due to hydrocarbon production from the assets being in excess of allowables or similar violations which could result in curtailment of hydrocarbon production from any of its assets after the date hereof.

8. Conduct of Business Since Most Recent Audited Financial Statements

Since December 31, 2006, except as disclosed in the Rock Financial Statements or in the related financial reports delivered to Rock Shareholders in association therewith, neither Rock nor any of the Rock Affiliates, as the case may be, has:

(a) amended or proposed to amend its respective articles, by-laws or partnership agreements, as applicable;

(b) with the exception of the grant of Rock Options to purchase an aggregate 5,000 Rock Shares at an average exercise price of $4.10 per share and the issue of an aggregate 10,007 Rock Shares on a "flow-through" basis pursuant to the exercise of Rock Options, issued, sold, granted or pledged or agreed to issue, sell, grant or pledge any Rock Shares or other securities of Rock or any Rock Affiliate or any securities convertible into or exchangeable or exercisable for any Rock Shares or other securities of Rock or any Rock Affiliate or any right, option or warrant with respect thereto;

(c) split, combined or reclassified any of its respective securities or made any cash distribution or dividend in respect of any of its securities;

(d) redeemed, purchased or otherwise acquired any of its outstanding securities;

(e) suffered any material loss relating to litigation or been threatened with litigation which could reasonably be expected to have a Material Adverse Effect in respect of Rock and the Rock Affiliates, considered as a whole;

(f) suffered material damage, destruction or other casualty, loss, or forfeiture of, any property or assets, whether or not covered by insurance;

(g) other than pursuant to Rock Credit Agreement, entered into any contract, commitment or agreement under which it has (or has the obligation to incur) outstanding Indebtedness for borrowed money or for the deferred purchase price of property (other than such property acquired in the ordinary course of business consistent with past practice), or made any loan or advance to any Person other than advances to employees for reasonable business expenses;

(h) acquired or agreed to acquire (by tender offer, exchange offer, merger, amalgamation, arrangement, acquisition of shares or assets or otherwise) any Person or other business organization or division;

(i) has entered into or terminated any Swaps;

(j) created any stock option or bonus plan, paid any bonuses, deferred or otherwise, or deferred any compensation to any of its directors, officers, employees or consultants other than such payments made in the ordinary course of business consistent with past practice;

(k) made any change in accounting procedures or practices that have not been publicly disclosed;

(l) except for obligations related to Rock Credit Agreement (or its predecessors) or incurred in the ordinary course of business, mortgaged, hypothecated or pledged any of its properties or assets, tangible or intangible, or subjected it to any Lien, except Permitted Encumbrances;

(m) transferred any assets to any Related Party or assumed any Indebtedness from any Related Party or participated in any other transactions with a Related Party;

(n) cancelled, waived or compromised any debts or claims; or

(o) entered into any agreement or understanding to do any of the foregoing.

9. Conduct of Business Since Most Recent Unaudited Interim Financial Statements

Since March 31, 2007, none of Rock nor any of the Rock Affiliates has:

(a) entered into or amended any employment or consulting contracts with any director, officer, employee or consultant, created or amended any Employee Benefit Plan, made any increases in the base compensation, bonuses, paid vacation time allowed or fringe benefits for its directors, officers, employees or consultants, except for increases in compensation pursuant to established compensation policies of Rock applied on a basis consistent with that of the prior year;

(b) to its knowledge, suffered any Material Adverse Change in the established business relationship of Rock or the Rock Affiliates with any material customer or distributor or supplier;

(c) entered into any material contracts regarding its business operations, including joint ventures, partnerships or other arrangements, which have not been Disclosed by Rock;

(d) entered into any other material transaction, amended any material contract, lease, agreement or license, which have not been Disclosed by Rock;

(e) entered into any agreement or arrangement granting any rights to purchase or lease any of its material assets, properties or rights or requiring the consent of any Person to the transfer, assignment or lease of any such assets, properties or rights, which have not been Disclosed by Rock;

(f) sold, leased, subleased, assigned or transferred (by tender offer, exchange offer, merger, amalgamation, sale of shares or assets or otherwise) any of its material tangible or intangible properties or assets, which have not been Disclosed by Rock; or

(g) entered into any agreement or understanding to do any of the foregoing.

10. Rock Financial Statements

The Rock Financial Statements have been prepared in accordance with Canadian GAAP consistently applied (except (a) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Rock's independent accountants or (b) in the case of unaudited interim financial statements, to the extent they may not include certain notes or may be condensed or summary statements) and fairly present the consolidated financial position, results of operations and changes in financial position of Rock on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). Each of the balance sheets included in the Rock Financial Statements fairly presents the consolidated assets, liabilities, retained earnings and financial condition of Rock as at the close of business on the respective dates thereof, each of the statements of operations and deficit included in the Rock Financial Statements fairly presents the consolidated profits and losses and results of operations of Rock for the period then ended, and each of the statements of cash flows included in the Rock Financial Statements fairly presents the changes in the consolidated cash of Rock for the fiscal period then ended.

11. Subsidiaries

All of the shares or partnership units of the Rock Affiliates (as the case may be) are owned by Rock, directly or indirectly, with valid and marketable title thereto, free and clear of any and all Liens, charges, security interests, adverse claims, encumbrances and demands of any nature or kind whatsoever (other than those granted pursuant to Rock Credit Agreement). Further, no person has any right, whether contractual or otherwise, to acquire any of the shares or partnership units of the Rock Affiliates (as the case may be) from Rock or the Rock Affiliates, as the case may be, or to acquire any unissued shares or other securities of the Rock Affiliates. Outstanding shares or partnership units in the capital of the Rock Affiliates have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights. There are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of the Rock Affiliates. Except for the Rock Affiliates, Rock does not own any material interest in any Person, nor does it have any right or obligation to acquire any such interest.

12. Litigation

There is no suit, claim, action, proceeding or investigation commenced (or to the knowledge of Rock, pending or threatened) against or affecting either of Rock or any of the Rock Affiliates or any of their respective assets or properties, or any officer, director, employee or consultant thereof in their capacity as an officer, director, employee or consultant thereof, at law or in equity, before or by any governmental authority or agency or before any arbitrator of any kind which involves the possibility of any judgment

against or liability of Rock or any of the Rock Affiliates and which, if successful, would, or would reasonably be expected to have a Material Adverse Effect on Rock or Rock's consummation of the transactions contemplated by this Agreement. None of Rock or any of the Rock Affiliates is a party to or subject to any judgment, order, writ, injunction or decree affecting it or any of its assets or properties.

13. Minute Book

The corporate and partnership records and minute books of Rock and each of the Rock Affiliates have been maintained in accordance with all applicable statutory requirements and are true, correct, accurate and up-to-date in all material respects except for minutes from directors and/or audit committee meetings held March 15, 2007 and May 14, 2007, which have been drafted and circulated for approval and minutes from directors' meetings held July 13, 2007 and July 30, 2007, which have not yet been drafted.

14. Indebtedness and Encumbrances

Except as set forth in the Rock Financial Statements, none of Rock or the Rock Affiliates has any Indebtedness or other liabilities of an "off-balance sheet" nature, other than long term debt and trade payables incurred since March 31, 2007 in the ordinary course of business consistent with past practice, site restoration and future income tax liabilities, and has no Encumbrances (other than Permitted Encumbrances) upon any of their properties.

15. Indebtedness to Officers, Directors and Others

Neither Rock nor any of the Rock Affiliates is indebted to any of its directors, officers, employees or consultants, shareholders or any of their respective Associates or Affiliates, except for amounts due as normal compensation or reimbursement of ordinary business expenses.

16. Accounts Receivable and Bad Debts

All notes and accounts receivable of Rock and the Rock Affiliates shown on the balance sheets contained in the Rock Financial Statements were and are, to the best of its knowledge, information and belief, collectible (subject to reserves therefor as reflected in said balance sheets).

17. Taxes

Rock and the Rock Affiliates have prepared and filed on time with all appropriate governmental authorities all Tax Returns that it and they have been required to file in respect of any Taxes for all fiscal periods ending on or prior to the date hereof and all such returns or other material documents are true, correct, complete and up-to-date in all material respects. Rock and the Rock Affiliates have paid in full all Taxes accruing due on or before the date hereof and, in the case of such income Taxes accruing on or before the date hereof that are not due on or before the date hereof, Rock or the Rock Affiliates, as the case may be, have made adequate provision in their respective books and records and financial statements including the balance sheets included in the Rock Financial Statements for such payment. Rock and the Rock Affiliates and their respective predecessors have withheld from each payment made to any of their present or former employees, officers, directors, and to all persons who are non-residents of Canada for purposes of the Tax Act all material amounts required by law to be withheld or remitted. Rock and the Rock Affiliates, as the case may be, have remitted, in all material respects, all Canada Pension Plan and provincial pension plan contributions, employment insurance premiums, employer health Taxes and other Taxes payable by them in respect of their employees. Rock and the Rock Affiliates, as the case may be, have charged, collected and remitted all Taxes as required under applicable legislation on any sale, supply, or delivery whatsoever, made by Rock or the Rock Affiliates, as the case may be. There are no

reassessments of Taxes of Rock or the Rock Affiliates that have been issued and are outstanding. To Rock's knowledge, no governmental authority has challenged or threatened to challenge or is auditing or threatening to audit Rock or the Rock Affiliates in respect of Taxes or of any Tax Returns filed under any statute providing for such Taxes. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Rock or the Rock Affiliates.

18. Title to Assets

(a) Except for assets disposed of in the ordinary course of business consistent with past practice, and except with respect to their respective Petroleum and Natural Gas Interests, Rock and the Rock Affiliates (i) own all of the assets reflected in the Rock Financial Statements and all assets acquired since December 31, 2006, and (ii) have good title with respect thereto, subject to no Liens except for those created pursuant to the Rock Credit Agreement, Permitted Encumbrances and title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the relevant property for the purposes for which it is held. The assets reflected in the Rock Financial Statements and all assets acquired and not disposed of since December 31, 2006, are all the assets, rights and obligations which have been required to enable Rock to conduct the Business in all material respects in the manner which it is now carried on.

(b) With respect to the interests of Rock and the Rock Affiliates in assets and properties which constitute Petroleum and Natural Gas Interests (the "**Rock Interests**") and although Rock does not warrant title:

(i) the Rock Interests are free and clear of adverse claims created by, through or under Rock or the Rock Affiliates, except as disclosed in the Rock Financial Statements or those arising in the ordinary course of business and that would not have a Material Adverse Effect on Rock and the Rock Affiliates, considered as a whole;

(ii) to Rock's knowledge, Rock and the Rock Affiliates hold the Rock Interests under valid and subsisting licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the Rock Interests would not have a Material Adverse Effect on Rock and the Rock Affiliates, considered as a whole;

(iii) neither Rock nor the Rock Affiliates has done any act or thing or failed to do any act or thing whereby any of Rock Interests may be cancelled or determined;

(iv) the Rock Interests are subject to no Encumbrances created by, through or under Rock or the Rock Affiliates, except for those created pursuant to the Rock Credit Agreement and Permitted Encumbrances;

(v) Rock is not aware of any defects, failures or impairments to the title to Rock Interests, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate would reasonably be expected to have a Material Adverse Effect on Rock and the Rock Affiliates, considered as a whole; and

(vi) Rock has offered to make available to Greenbank all Documents of Title and other documents and agreements in its possession or control affecting the title of Rock to the Rock Interests.

19. Material Contracts and Obligations

Except for Documents of Title, this Agreement, contracts and agreements disclosed either in this Agreement or Disclosed by Rock, there are no material contracts or agreements to which any of Rock or the Rock Affiliates is a party or by which it is bound. For the purposes of this subparagraph, a contract or agreement is considered to be material only if in respect thereof Rock or any of the Rock Affiliates will, or may reasonably be expected to, spend or receive more than (a) $750,000 in the ordinary course of business during the next 12 months, or (b) $75,000 individually or $750,000 in the aggregate outside the ordinary course of business during the next 12 months.

20. Real Property - Owned

Rock and the Rock Affiliates have no fee simple or other interests in real property.

21. Real Property - Leased

Set forth in the Rock Disclosure Letter is a true and accurate description of all interests in real or immovable property leased by Rock and the Rock Affiliates in respect of which there is rent payable. Such properties are presently used by Rock or one or more of the Rock Affiliates, as lessee, under the terms thereof, such agreements are in full force and effect and to Rock's knowledge, no defaults exist under or result in a right of termination of any such agreements nor have any events occurred which, with the giving of notice or the lapse of time, or both, would be a default under any such agreements.

22. Machinery and Equipment - Owned and Leased

Each item of machinery and equipment owned or leased by Rock or the Rock Affiliates, and that is material to the conduct of Rock's Business is maintained in good repair and is in good working order, normal wear and tear excepted.

23. Necessary Licenses and Permits

Each of Rock and the Rock Affiliates has all licenses, permits, consents, concessions and other authorizations of governmental, regulatory or administrative agencies or authorities, whether foreign, federal, provincial, or local, required to own and lease its properties and assets and to conduct its Business as now conducted (other than those that, the failure of which to so hold, would not have a Material Adverse Effect on Rock and the Rock Affiliates, considered as a whole). No registrations, filings, applications, notices, transfers, consents, approvals, audits, qualifications, waivers or other action of any kind is required by virtue of the execution and delivery of this Agreement, or of the consummation of the transactions contemplated hereby: (a) to avoid the loss of any license, permit, consent, concession or other authorization or any asset, property or right pursuant to the terms thereof, or the violation or breach of any law applicable thereto, or (b) to enable Rock or the Rock Affiliates to hold and enjoy the same immediately after the Effective Time on the Effective Date in the conduct of Rock's Business as conducted prior to the Effective Time on the Effective Date.

24. Compliance with Applicable Laws

Each of Rock and the Rock Affiliates has conducted and is conducting its business in accordance with good oilfield practices. None of Rock nor any of the Rock Affiliates is in default under, or in violation of, nor has it violated (and not cured) any law (including securities laws, corporate laws, any other laws, including, without limitation, those relating to the gathering, processing, transferring or disclosing of personal data, anti-trust, occupational safety, the protection of the environment, transportation, storage or

disposal of hazardous waste, antipollution and air and water quality laws), or any licenses, franchises, permits, authorizations or concessions granted by, or any judgment, decree, writ, injunction or order of, any governmental or regulatory authority, applicable to Rock's Business or any of their properties or assets, other than a default or violation which would not have a Material Adverse Effect on Rock and the Rock Affiliates, considered as a whole. None of Rock nor the Rock Affiliates has received any notification alleging any material violations of any of the foregoing.

25. Environmental Matters

Except to the extent that any violation or other matter referred to in this subparagraph would not have a Material Adverse Effect on Rock and the Rock Affiliates, considered as a whole:

(a) to Rock's knowledge, none of Rock and the Rock Affiliates is in violation of any Environmental Laws;

(b) to Rock's knowledge, Rock and the Rock Affiliates have at all times operated their respective businesses at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(c) to Rock's knowledge, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Rock and the Rock Affiliates that have not been remedied;

(d) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the Business or assets of Rock and the Rock Affiliates;

(e) Rock has not failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Law; and

(f) Rock and the Rock Affiliates hold all licenses, permits and approvals required under any Environmental Laws in connection with the operation of Rock's Business and the ownership and use of Rock Interests. All such licenses, permits and approvals are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), Rock and the Rock Affiliates have not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by them as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

26. Insurance

Policies of insurance in force as of the date hereof naming Rock or any of the Rock Affiliates as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of Rock's Business to the extent customary in respect of the business carried on by Rock and the Rock Affiliates. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Arrangement.

27. No Limitations on Business

There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which Rock or the Rock Affiliates, or, to the knowledge of Rock, any director, officer, employee or consultant or any of their Affiliates is a party or is otherwise bound that would now or hereafter, in any way materially limit the Business or operations of Rock or the Rock Affiliates: (a) in a particular manner or to a particular locality or geographic region, or (b) for a limited period of time. The execution, delivery and performance of this Agreement do not and will not result in the restriction of Rock, the Rock Affiliates, or, to the knowledge of Rock, any director, officer, employee or consultant or any of their Affiliates from engaging in Rock's Business or from competing with any Person or in any geographical area and do not and will not result in a Material Adverse Effect on Rock and the Rock Affiliates, considered as a whole, or trigger or cause to arise any rights of any Person under any contract or arrangement to restrict any of the foregoing from engaging in Rock's Business.

28. Reporting Issuer Status

Rock is a reporting issuer (or has the equivalent status) in each of the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Quebec, New Brunswick and Nova Scotia. The Rock Shares are listed and posted for trading on the TSX.

29. Cease Trade Orders

No Securities Authority has issued any order preventing or suspending trading of any securities of Rock and Rock is not in default of any requirement of applicable Securities Laws that would have a Material Adverse Effect on the transactions contemplated by this Agreement.

30. Shareholders Agreements

Neither Rock nor, to Rock's knowledge, any of Rock Shareholders is a party to any shareholders' agreement, unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of Rock.

31. Engineering Evaluation

Rock made available to its independent engineers, GLJ Petroleum Consultants Ltd., prior to the issuance of GLJ Rock Report, for the purpose of preparing GLJ Rock Report, all information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting Rock Interests evaluated in GLJ Rock Report, which was requested or required by GLJ Petroleum Consultants Ltd. for such purposes and, in particular, all information respecting Rock's working or royalty interests in its Petroleum and Natural Gas Interests and the royalty burdens and net profits interest burdens thereon which was requested or required by such independent engineers for such purposes. Except with respect to changes in the prices of oil and gas, and other than as disclosed by Rock, Rock has no knowledge of any material adverse change in any production, cost, reserves or other relevant information provided to GLJ Petroleum Consultants Ltd. since the date that such information was so provided. GLJ Rock Report is the most recent report prepared for Rock by GLJ Petroleum Consultants Ltd. has not been updated, replaced, superseded or otherwise rendered ineffective by a subsequent report prepared by GLJ Petroleum Consultants Ltd. or any other reserves evaluator.

32. Flow-Through Shares

Rock and the Rock Affiliates have fulfilled their respective obligations to incur and renounce exploration and development expenses in the full amount of any subscription funds received pursuant to any flow-through share subscription and renunciation agreements except as disclosed in the Rock Disclosure Letter.

33. No Swaps

Rock currently has no outstanding Swaps.

34. Debt and Working Capital

As at March 31, 2007, Rock's combined consolidated debt and working capital deficit, determined in accordance with Canadian GAAP, was no more than $16.242 million.

35. Production

For the month of May, 2007, Rock's consolidated production from Rock Interests averaged approximately 2,000 BOE per day (determined on a 6 mcf:1 bbl basis).

36. No Material Adverse Effect

Since December 31, 2006 until the date of this Agreement, no change, event, occurrence, condition or development has occurred in respect of Rock or any of the Rock Affiliates that has caused or would reasonably be expected to cause a Material Adverse Effect in respect of Rock and the Rock Affiliates, considered as a whole; provided that, for the purposes of this clause, no such change, event occurrence, condition or development Disclosed by Rock may be considered to have caused or to reasonably be expected to cause a Material Adverse Effect in respect of Rock and the Rock Affiliates, considered as a whole.

SCHEDULE D

VOTING AGREEMENT

July ______, 2007

Dear Securityholder:

Re: Agreement to Vote

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the securityholder (as identified on the execution page at the end of this letter entitled "Acceptance by the Securityholder") (the "**Securityholder**") and in consideration of the entering into by Rock Energy Inc. ("**Rock**" or "**Acquiror**") of an agreement with Greenbank Energy Ltd. ("**Greenbank**") (the "**Letter Agreement**") relating to the proposed arrangement involving Greenbank and the shareholders of Greenbank and Rock (the "**Arrangement**"), the Securityholder agrees as set forth below:

Unless otherwise defined herein capitalized terms shall have the meanings ascribed thereto in the Letter Agreement. The Letter Agreement contemplates that Rock and Greenbank will enter into a definitive arrangement agreement in respect of the Arrangement as contemplated by the Letter Agreement. The Letter Agreement or, if it is entered into, such arrangement agreement, are hereinafter referred to as the "**Arrangement Agreement**".

1. Ownership of Greenbank Securities

Acquiror understands that, as of the date hereof, the Securityholder is the beneficial owner, directly or indirectly, or exercises control or direction over at least the number of: (a) common shares of Greenbank (the "**Greenbank Shares**"); (b) options to acquire Greenbank Shares (the "**Greenbank Options**"); (c) equalization warrants to acquire Greenbank Shares ("**Greenbank Equalization Warrants**"); and (d) performance warrants to acquire Greenbank Shares ("**Greenbank Performance Warrants**"); set forth in the Securityholders' acceptance at the end of this letter agreement ("**Agreement**") (collectively, the "**Greenbank Securities**").

2. Revocation of Previous Proxies

The Securityholder hereby revokes any and all previous proxies with respect to the Greenbank Securities.

3. Covenants of the Securityholder

The Securityholder covenants and agrees that, until the Release Date, as defined below, the Securityholder shall:

(a) attend (either in person or by proxy) any meeting of the securityholders of Greenbank convened for the purposes of considering the Arrangement (including any adjournments and postponements thereof), and at such meeting, vote all of the Greenbank Common Shares (and to vote any Greenbank Options, Greenbank Equalization Warrants or Greenbank Performance Warrants if such securities entitle the holder to vote such securities in favour of the Arrangement) in favour of the Arrangement and all matters related thereto;

(b) except for all such actions that are permitted under section 7 hereof, vote against: (i) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization, or liquidation involving Greenbank or any of its subsidiaries or affiliates other than the Arrangement and any transaction related thereto; (ii) a sale or transfer of a material amount of assets of Greenbank (other than as contemplated by the Arrangement Agreement) or the issuance of any securities of Greenbank (other than pursuant to the exercise of Greenbank Options, Greenbank Equalization Warrants or Greenbank Performance Warrants held by the Securityholder); or (iii) any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect in any material respect the Arrangement;

(c) except as contemplated by the Arrangement Agreement and except as permitted in accordance with the exercise, exchange or conversion of any of the Greenbank Securities, not sell, transfer, assign, pledge, or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment or other disposition of the Greenbank Securities or permit any affiliate of the securityholder to do any of the foregoing; provided that the Securityholder or any affiliate of the Securityholder may sell, transfer, assign or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment or other disposition of all or any part of the Greenbank Securities to a company wholly-owned by the Securityholder or any affiliate of the Securityholder, provided that Rock first receives this Agreement duly executed from the transferee in respect of the Subject Securities so transferred;

(d) not exercise any rights of dissent or appraisal in respect of any resolution approving the Arrangement or any aspect thereof or matter related thereto, and not to exercise any other securityholder rights or remedies available at common law or pursuant to the *Business Corporations Act* (Alberta) to delay, hinder, prevent, interfere with or challenge the Arrangement;

(e) not, subject to section 7 hereof and except as may be specifically permitted pursuant to the Arrangement Agreement, directly or indirectly:

    (i) solicit, facilitate, initiate or encourage any Competing Acquisition Proposal;

    (ii) enter into or participate in any discussions or negotiations regarding a Competing Acquisition Proposal, or furnish to any other person any information with respect to the businesses of Greenbank or any of its affiliates or any of their respective properties, operations, prospects or conditions (financial or otherwise) in connection with a Competing Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

    (iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; and

(f) promptly notify Acquiror upon any of the Securityholder's representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect prior to the Release Date (as defined below), and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such

period (irrespective of any language which suggests that it is only being given as at the date hereof).

For the purposes of this Agreement "Release Date" means the earliest of: (i) the Effective Time on the Effective Date of the Arrangement; (ii) the date the Arrangement Agreement is terminated; (iii) the date by which the Information Circular is required to be mailed to Greenbank Shareholders in accordance with the Arrangement Agreement, if not mailed on or before such date; or (iv) the date that the Arrangement is required to be completed in accordance with the Arrangement Agreement, if not completed on or before such date.

4. Greenbank Options and Greenbank Performance Warrants

The Securityholder hereby agrees that all of the unexercised Greenbank Options and Greenbank Performance Warrants held by the Securityholder immediately prior to the Effective Time shall be terminated and cancelled for nominal consideration; provided, however, if any of such securities are arranged pursuant to the Arrangement, they shall not be terminated and cancelled as aforesaid, but shall be dealt with in accordance with the terms of the Arrangement.

5. Election of the Securityholder

The Securityholder agrees that, in respect of the Greenbank Shares and any other securities of Greenbank that are entitled to be exchanged pursuant to the Arrangement for either common shares of Rock ("**Rock Shares**") or cash, it will make the election to receive either Rock Shares or cash as indicated at the end of this Agreement.

6. Representations and Warranties of the Securityholder

The Securityholder hereby represents and warrants to Acquiror, as of the date of this Agreement and on the Effective Date, that:

(a) the Securityholder is the legal and beneficial owner of, or exercises control or direction over, the Greenbank Securities (subject to any sale, transfer, assignment or other disposition between the date of this Agreement and the Effective Date effected in accordance with Section 3(c) of this Agreement) free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute or arising pursuant to this Agreement; and

(b) the Securityholder is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against the Securityholder in accordance with its terms, and the consummation by the Securityholder of the transaction contemplated hereby will not constitute a violation or breach of or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder will be a party and by which the Securityholder will be bound at the time of such consummation.

7. No Limit on Fiduciary Duty

Nothing contained in this Agreement will: (a) restrict, limit or prohibit the Securityholder (or any individual who is counsel to Greenbank) from exercising (in his or her capacity as a director or officer or as counsel to Greenbank) his or her fiduciary duties to Greenbank under applicable law; or (b) require the Securityholder, in his or her capacity as an officer of or counsel to Greenbank, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any

actions which are inconsistent with, instructions or directions of Greenbank's board of directors undertaken in the exercise of their fiduciary duties.

8. Covenants of Rock

Rock covenants with and to the Securityholder that it shall use its reasonable commercial efforts to complete the Arrangement in accordance with its terms.

9. Termination

It is understood and agreed that the respective rights and obligations hereunder of Acquiror and the Securityholder shall cease and this Agreement shall terminate on the Release Date.

10. Amendment

Except as expressly set forth herein, this Agreement constitutes the entire agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto.

11. Assignment

No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party.

12. Disclosure

Prior to first public disclosure of the existence and terms and conditions of this Agreement, neither of the parties hereto shall disclose the existence of this Agreement or any details hereof, or the possibility of the Arrangement or any terms or conditions or other information concerning the Arrangement to any person other than the Securityholder's advisors, Greenbank and the directors, officers and advisors of Greenbank, without the prior written consent of the other party hereto, except to the extent required by law. The existence and terms and conditions of this Agreement may be disclosed by Greenbank and Acquiror in the press release issued in connection with the execution of the Arrangement Agreement, and other public disclosure documents in accordance with applicable securities legislation.

13. Further Assurances

The Securityholder shall from time to time and at all times hereafter at the request of Acquiror but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this Agreement.

14. Successors

This Agreement will be binding upon, enure to the benefit of and be enforceable by the Securityholder and Rock and their respective successors.

15. Time of the Essence

Time shall be of the essence of this Agreement.

16. Unenforceable Terms

If any provision of this Agreement or the application thereof to any party or circumstance shall be invalid or unenforceable to any extent the remainder of this Agreement or application of such provision to a party or circumstance other than those to which it is held invalid or unenforceable shall not be affected thereby and each remaining provision of this Agreement shall be valid and shall be enforceable to the fullest extent permitted by law.

17. Applicable Law

This Agreement shall be governed and construed in accordance with the laws of the Province of Alberta without regard to any conflicts of law provisions.

18. Counterpart Execution

This letter may be signed by fax and in counterparts, which, together, shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of telecopier.

ROCK ENERGY INC.

Per: ______________________________

Acceptance by the Securityholder

The foregoing is hereby accepted as of and with effect from the ____ day of July, 2007 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or exercises control or direction over the Greenbank Securities indicated below:

______________________	Greenbank Shares
______________________	Greenbank Options
______________________	Greenbank Equalization Warrants
______________________	Greenbank Performance Warrants

Election will be made to receive in exchange for the Securityholder's Securities of Greenbank, as applicable either:	☐ Rock Shares
	or
(indicate by marking an "X" in the applicable box)	☐ Cash

______________________	______________________
Witness	Signature of Securityholders or, if a corporation, authorized signing officer
	______________________
	Name of Securityholder (please print)

(This page has been left blank intentionally.)

APPENDIX D

FAIRNESS OPINION

TRISTONE
C A P I T A L

August 22, 2007

Board of Directors
Greenbank Energy Ltd.
400, 404 - 6th Avenue S.W.
Calgary, AB, Canada
T2P 0R9

Dear Sirs,

Tristone Capital Inc. ("Tristone", "we", "us", or "our") understands that, pursuant to an arrangement agreement dated as of July 31, 2007 (the "Arrangement Agreement") between Greenbank Energy Ltd. ("Greenbank") and Rock Energy Inc. ("Rock"), Greenbank and Rock are proposing to enter into a plan of arrangement under the provisions of the *Business Corporations Act* (Alberta), pursuant to which Rock will acquire all of the issued and outstanding common shares in the capital of Greenbank (the "Arrangement").

Under the terms of the Arrangement, each common share of Greenbank (the "Greenbank Common Shares"), including Greenbank Common Shares issued as a result of the steps of the Arrangement, will be transferred to Rock in exchange for: (i) 0.1732 of a common share of Rock; or (ii) cash of $0.70, subject to a maximum cash consideration for the Greenbank Common Shares of $15,000,000.

Tristone also understands that the Arrangement will be described in a joint information circular of Greenbank and Rock (the "Information Circular") to be mailed to holders of Greenbank Common Shares (the "Greenbank Shareholders"), as well as holders of outstanding equalization warrants of Greenbank, in respect of a special meeting of Greenbank securityholders to be held for the purpose of approving the Arrangement. The Arrangement will be subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective, as are set forth in the Arrangement Agreement and as will be described in the Information Circular.

Tristone's Engagement

The board of directors of Greenbank (the "Board") formally retained Tristone pursuant to an engagement agreement dated April 9, 2007 (the "Engagement Agreement") to act as Greenbank's financial advisor with respect to a potential transaction, and to provide an opinion (our "Opinion") as to the fairness to the Greenbank Shareholders, from a financial point of view, of the consideration to be received by Greenbank Shareholders pursuant to the Arrangement. In consideration for our services, including the provision of our Opinion, Tristone is to be paid a fee, which is contingent on the completion of the Arrangement. In addition, Tristone is to be reimbursed for its reasonable out-of-pocket expenses, and is to be indemnified by Greenbank in certain circumstances. We have not been engaged to prepare, and have not prepared, a valuation or appraisal of Greenbank or Rock or any of their respective securities, assets or liabilities and our Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of Greenbank or Rock may trade at any future date. Tristone was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement.

Our Opinion may be relied upon by the Board for the purposes of considering the Arrangement and the Board's recommendation to the Greenbank Shareholders with respect to the Arrangement, and, except for its inclusion, and the inclusion of references thereto, in the Information Circular and the Arrangement Agreement, may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by

2020 Royal Bank Building - 335 – 8th Avenue SW
Calgary, Alberta T2P 1C9
Phone: (403) 294-9541
Fax: (403) 294-9543

any other person, or for any other purpose, without our express prior written consent. Our Opinion is not to be construed as a recommendation to any Greenbank Shareholders as to whether or not such holder should vote in favour of the Arrangement.

Credentials of Tristone

Tristone is a fully registered investment dealer focusing on Canadian and international companies participating in oil and gas exploration, production and services, energy transportation, and energy income trusts. Tristone provides corporate finance, mergers and acquisitions, equity sales, research and trading services to Canadian and international companies active in or investing in the energy industry. The wording of our Opinion and the form and content hereof have been approved for release by a committee of the managing directors of Tristone, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Independence of Tristone

None of Tristone, its affiliates and its associates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Greenbank or Rock, or any of their respective associates or affiliates (collectively, "Interested Parties" and any of them an "Interested Party"). Tristone is not acting as an advisor to Greenbank or Rock, or any other Interested Party, in connection with any matter, other than acting as financial advisor to Greenbank as outlined above.

Tristone acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, may have and may in the future have positions in the securities of Greenbank or Rock, or any other Interested Party, and, from time to time, may have executed or may execute transactions on behalf of Greenbank or Rock, or any other Interested Party, or clients for which it received or may receive compensation. In addition, as an investment dealer, Tristone conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including research with respect to Greenbank or Rock, or any other Interested Party.

Other than the Engagement Agreement, there are no understandings, agreements or commitments between Tristone and Greenbank, or any other Interested Party, with respect to any future business dealings. Tristone may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Greenbank or Rock, or any other Interested Party.

Scope of Review

In carrying out this engagement and in formulating our Opinion, we have reviewed, considered, conducted, undertaken, and relied upon, among other things:

I. The Arrangement Agreement;

II. A draft of the Information Circular;

III. Greenbank's audited financial statements and management discussion and analysis as at and for the years ended March 31, 2006 and 2007, together with the notes thereto and the auditor's report thereon;

IV. Greenbank's unaudited interim financial statements and management discussion and analysis for each of the quarters ended June 30, 2006, September 30, 2006, December 31, 2006 and June 30, 2007;

V. An independent reserve report concerning Greenbank's oil, natural gas liquids and natural gas reserves and the estimated future cash flow from such reserves as of March 31, 2007 prepared by AJM Petroleum Consultants Ltd.;

VI. Discussions with Greenbank management with regard to, among other things, the business, operations, quality of assets and future potential of Greenbank;

VII. Certain internal financial information and financial and operational projections of Greenbank as provided by Greenbank management;

VIII. Rock's audited financial statements and management discussion and analysis as at and for the year ended December 31, 2006, together with the notes thereto and the auditor's report thereon;

IX. Rock's unaudited interim financial statements and management discussion and analysis for the quarters ended March 31, 2007 and June 30, 2007;

X. Rock's Annual Information Form for the year ended December 31, 2006;

XI. Rock's Management Information Circular for the year ended December 31, 2006;

XII. Discussions with Rock management with regard to, among other things, the business, operations, quality of assets and future potential of Rock;

XIII. Certain internal financial information and financial and operational projections of Rock as provided by Rock management;

XIV. Publicly available information related to the business, operations, financial performance and stock trading histories of Greenbank, Rock and other selected public oil and gas companies;

XV. Data with respect to other transactions of a comparable nature considered by Tristone to be relevant;

XVI. Other information, analyses and investigations as Tristone considered necessary or appropriate in the circumstances; and

XVII. A certificate of the senior officers of each of Greenbank and Rock dated August 22, 2007.

Tristone has not, to the best of its knowledge, been denied access by Greenbank or Rock to any information requested by Tristone.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, and information relating to Greenbank and Rock, or provided to us by Greenbank or Rock or any of their respective affiliates or advisors or otherwise pursuant to our engagement (collectively the "Information"), and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not attempted to verify independently the accuracy, completeness or fair presentation of any such Information. Senior officers of Greenbank and Rock have represented to us, in certificates delivered as at the date hereof (referred to in Section XVII in the Scope of Review), among other things, that (i) the Information provided to us on behalf of Greenbank and Rock, as the case may be, was complete and correct at the date the Information was provided to us and that since the date of the Information there has been no material change, financial or otherwise, in the position of Greenbank or Rock or in Greenbank's or Rock's assets, liabilities (contingent or otherwise), business, operations or prospects, as the case may be, and

(ii) there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

With respect to forecasts, projections, estimates and/or budgets provided to Tristone and used in our analyses, we note that projecting future results of any company is inherently subject to uncertainty. We have assumed, however, that such forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein, which, in the opinion of the management of Greenbank or Rock, are (or were at the time and continue to be) reasonable in the circumstances.

Our Opinion is rendered as of the date hereof on the basis of securities markets, economic and general business and financial conditions prevailing as at such date, and the condition and prospects, financial and otherwise, of Greenbank and Rock, as applicable, as they are reflected in the Information and in other documents reviewed by us and as they were represented to us in our discussions with management of Greenbank and Rock, as the case may be. In rendering our Opinion, we have assumed that there are no undisclosed material facts relating to Greenbank or Rock or their respective businesses, operations, capital or future prospects. Any changes therein may affect our Opinion and, although we reserve the right to change or withdraw our Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our Opinion after the date hereof.

In our analyses, and in connection with the preparation of our Opinion, we have made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

In arriving at our Opinion, in addition to the facts and conclusions contained in the Information, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Arrangement and we express no opinion on such procedures. We have, with respect to all legal and tax matters relating to the Arrangement and the implementation thereof, relied on advice of legal and tax counsel to Greenbank and express no opinion thereon. The Arrangement is subject to a number of conditions outside the control of Greenbank and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering our Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Arrangement Agreement or to be described in the Information Circular. Our Opinion has been provided solely for the exclusive use of the Board as contemplated herein and is not intended to be, and does not constitute, a recommendation as to whether any Greenbank Shareholders should vote in favour of the Arrangement.

We believe that our analyses must be considered as a whole and that selecting portions of our analyses or the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying our Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Our conclusion set forth below as to the fairness, from a financial point of view, of the consideration to be received by Greenbank Shareholders under the Arrangement, is based on our review of the Arrangement as a whole rather than on any particular elements of the Arrangement, and our Opinion should be read in its entirety.

Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, Tristone is of the opinion that, as of the date hereof, the consideration to be received by the Greenbank Shareholders under the Arrangement is fair, from a financial point of view, to Greenbank Shareholders.

Yours very truly,

Tristone Capital Inc.

Tristone Capital Inc.

APPENDIX E

INFORMATION CONCERNING GREENBANK ENERGY LTD.

TABLE OF CONTENTS

NOTICE TO READER

Certain current and historical information respecting Greenbank Energy Ltd. (which is referred to in this Appendix as Greenbank) in this Appendix has been prepared by Greenbank. Although Rock has no knowledge that would indicate that any of such information is untrue or incomplete, Rock does not assume any responsibility for the accuracy or completeness of such information or the failure by Rock to disclose events concerning Greenbank which may have occurred or may affect the completeness or accuracy of such information but which is unknown to Rock.

Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases under the headings "*Glossary of Terms*", "*Abbreviations*" and "*Conventions*" contained in the Information Circular.

CORPORATE STRUCTURE

Name, Address and Formation

Greenbank was incorporated under the ABCA on April 16, 1999. Greenbank has no Subsidiaries.

The head office of Greenbank is located at 400, 404 - 6th Avenue S.W., Calgary, Alberta, T2P 0R9 and the registered office of Greenbank is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

GENERAL DEVELOPMENT OF THE BUSINESS

Business of the Corporation

Greenbank is an independent private corporation which is engaged in the exploration, development and production of crude oil and natural gas in western Canada. Greenbank's operations are principally concentrated in two core regions: (i) the Grande Prairie region in northwest Alberta; and (ii) the Greater Edson region in north central Alberta.

Three Year History

Period ended March 31, 2005

Greenbank was incorporated on April 16, 1999 (then known as 827096 Alberta Ltd.) but remained inactive until August 2004. On August 11, 2004, with the approval of the shareholders of 827096 Alberta Ltd., Greenbank amended its articles to redesignate existing Class "A" common shares as common shares. As a result, 100 Class "A" common shares were redesignated as 100 common shares. Greenbank completed its initial equity financing raising $8.6 million (net) in cash with a call on a further $12.6 million through equity lines of credit with its major investors. At this time, all subscribers that purchased Greenbank Shares at $1.00 per share received Greenbank Equalization Warrants.

Also in August 2004, Greenbank successfully closed a participation and farmout agreement with an industry partner committing to spend a minimum of $11 million, on or before April 30, 2006, primarily in the Grand Prairie region of Northern Alberta.

In December 2004, Greenbank completed a major property acquisition for $3.6 million in the Grande Prairie area where over 21,000 net acres of undeveloped lands were acquired, as well as a 30% working interest in 16 standing wells on the same lands. During this period, Greenbank earned 3,891 net acres of land through a farm-in deal with a major oil and gas company. An additional 2,700 net acres were also added through land sales.

During the period ended March 31, 2005, Greenbank participated in the drilling of 11 gross wells with a 91% success rate.

Year ended March 31, 2006

During the year, Greenbank executed a $17 million capital program and closed the divestiture of a well in a non-core area for total consideration of $4.5 million. As part of the capital program, Greenbank drilled 12 gross (4.4 net) wells resulting in nine natural gas wells, one oil well and two dry holes for an overall success rate of 82%. Five of the 12 wells drilled were operated by Greenbank. Greenbank also constructed a pipeline which connected a number of wells in Elmworth to available infrastructure capacity in the south west area of Elmworth. The completion of the pipeline late in January 2006, provided capacity for the production from wells drilled during the year. Despite the lag in production, Greenbank increased production year over year to 134 boe/d.

Greenbank began the year with working capital of $201,000 and completed all of the draws on its major investor lines of credit for a total of $7.6 million. These funds, together with cash flow were used to finance the year's capital program. During the year Greenbank received its initial bank line of $2.5 million and increased the bank line to $6.5 million in February 2006. Greenbank had not drawn on its line as at March 31, 2006.

Year ended March 31, 2007

During the year, Greenbank expended $16.4 million on its capital program drilling 22 gross (6.4 net) wells. The average production increased to 388 boe/d from 134 boe/d in the previous year.

In April 2006, Greenbank entered into a financing agreement with an underwriter pursuant to which it issued 2,100,000 flow-through common shares and 2,500,000 common shares at a price of $2.40 per flow- through share and $2.00 per common share, for total gross proceeds of $10 million. Concurrently, Greenbank entered into a private placement of 2,500,000 common shares to existing shareholders at a price of $2.00 per common share. Net proceeds of the offering, totalling $14.3 million, were used to fund Greenbank's capital program. Both issues closed on April 25, 2006.

Attached to this Appendix as Schedule A are audited financial statements of Greenbank as at March 31, 2007 and 2006, together with the notes thereto and the report of the auditors thereon and unaudited financial statements of Greenbank for the three months ended June 30, 2007 and 2006, together with the notes thereto.

Immediately prior to the Effective Time, Greenbank will have 28,915,099 Greenbank Shares outstanding, 19,745,000 Greenbank Equalization Warrants outstanding and tax pools and loss carry forwards of approximately $34,215,000.

Following the Arrangement, the head office of Greenbank will be located at Suite 800, 607-8th Avenue S.W., Calgary, Alberta, T2P 0A7 and its registered office will be located at Suite 1400, 350-7th Avenue S.W., Calgary, Alberta, T2P 3N9.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

Greenbank is a junior private corporation which is engaged in the exploration, development and production of crude oil and natural gas in western Canada. Greenbank's operations are primarily concentrated in two core regions: (i) the Grande Prairie region in northwest Alberta; and (ii) the Greater Edson region in north central Alberta.

Business Objectives

Greenbank's stated objective was to grow shareholder value by delivering consistent growth in production and reserve additions through a strategy of:

- production and reserve growth by drilling lower risk development opportunities;
- moderate exposure to high risk / high reward exploration drilling;

- capitalizing on relationships with industry partners to enhance opportunity flow; and
- focusing efforts within technical areas of expertise.

Greenbank funded its capital program with cash flow, additional debt and strategic use of new equity "financing" or "issues" when appropriate.

Competitive Conditions

Companies operating in the petroleum industry must manage risks which are beyond the direct control of company personnel. Among these risks are those associated with exploration, environmental damage, commodity prices, foreign exchange rates and interest rates.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

Natural gas prices have declined over the past number of months with high storage levels representing a supply and demand imbalance.

Oil prices are clearly dependent on the world economy and the global supply-demand balance. Geo-political unrest can have a material impact on the volatility of crude oil prices and can increase prices well above those supported by current supply-demand balances.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

A second trend within the Canadian oil and gas industry is the recent growth in the number of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol will have on the sector. Greenbank must compete with the numerous new companies, their new management teams and development plans in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

The fourth trend is the strong Western Canadian economy which has made the labour market very tight. Greenbank may have difficulty in attracting and retaining employees and securing services from suppliers as a result of the labour market.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Disclosure of Reserves Data

AJM has prepared the Greenbank AJM Engineering Report dated May 30, 2007 evaluating the reserves attributable to Greenbank as at March 31, 2007. The Greenbank AJM Engineering Report was prepared in accordance with NI 51-101, using standards consistent with the Canadian Oil and Gas Engineering Handbook.

The following tables summarize the oil, natural gas and NGL reserves attributable to Greenbank and the present value of future net revenue for such reserves using forecast and constant price assumptions and costs, all as estimated by AJM in the Greenbank AJM Engineering Report.

All evaluations of future net production revenue set forth in the tables below are based on AJM's pricing assumptions as at March 31, 2007 and are stated for Greenbank's working interest share of the reserves (referred to as "Company Gross" in NI 51-101) after deducting direct lifting costs, normal allocated overhead and future capital investments. Greenbank's net interest share is after deduction for royalty burdens payable. It should not be assumed that the discounted future net production revenue estimated by the Greenbank AJM Engineering Report represents the fair market value of the reserves. There is no assurance that the future price and cost assumptions used in the Greenbank AJM Engineering Report will prove accurate and variances could be material. The recovery and reserve estimates of oil, natural gas and NGL provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual oil, natural gas and NGL reserves may be greater than or less than the estimates provided herein.

The Report on Reserves Data by AJM in Form 51-101F2 and the Report of Management and Directors on Reserve Data and Other Information in Form 51-101F3 are included in Schedule B to this Appendix.

All of the Greenbank reserves are in Canada and, specifically, in the Province of Alberta. Greenbank does not have any heavy oil or unconventional reserves.

Summary of Oil and Gas Reserves
(Forecast Prices and Costs)

	Light and Medium Oil Mbbl		Natural Gas MMcf		Natural Gas Liquids Mbbl		Total Mboe	
Reserves Category(2)(3)(4)(5)(6)	Gross(7)	Net(8)	Gross(7)	Net(8)	Gross(7)	Net(8)	Gross(7)	Net(8)
Proved Producing	74	70	3,912	3,216	26	19	753	620
Proved Non-Producing	-	-	533	440	4	2	93	76
Proved Undeveloped	49	44	6,766	5,507	49	33	1,226	995
Total Proved	123	111	11,211	9,163	79	54	2,072	1,691
Probable	74	65	5,871	4,892	43	30	1,097	909
Total Proved Plus Probable	197	176	17,082	14,055	122	84	3,169	2,600

Net Present Value of Future Net Revenue
(Forecast Prices and Costs)

	Before Income Tax ($000s)					After Income Tax ($000s)				
		Discounted at					Discounted at			
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Reserves Category(2)(3)(4)(5)(6)										
Proved Producing	24,561	20,395	17,657	15,693	14,205	24,561	20,395	17,657	15,693	14,205
Proved Non-Producing	2,456	1,766	1,362	1,103	926	2,456	1,766	1,362	1,103	926
Proved Undeveloped	28,668	20,139	14,775	11,123	8,495	23,017	16,550	12,342	9,396	7,228
Total Proved	55,685	42,300	33,794	27,919	23,626	50,034	38,711	31,361	26,192	22,359
Probable	34,292	20,899	14,491	10,757	8,317	25,060	15,225	10,522	7,782	5,990
Total Proved Plus Probable	89,977	63,199	48,285	38,676	31,943	75,094	53,936	41,883	33,974	28,349

Undiscounted Total Future Net Revenue
(Forecast Prices and Costs)

($000s)	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Total Proved	116,629	18,055	26,179	13,731	2,978	55,686	5,651	50,035
Total Proved Plus Probable	185,115	27,705	44,108	19,554	3,771	89,977	14,883	75,094

Future Net Revenue by Production Group
(Forecast Prices and Costs)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	4,501
	Natural Gas (including by-products but excluding solution gas from oil wells)	29,293
Total Proved Reserves		33,794
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	6,195
	Natural Gas (including by-products but excluding solution gas from oil wells)	42,090
Total Proved Plus Probable Reserves		48,285

Summary of Oil and Gas Reserves
(Constant Prices and Costs)

	Light and Medium Oil Mbbl		Natural Gas MMcf		Natural Gas Liquids Mbbl		Total Mboe	
Reserves Category(2)(3)(4)(5)(6)	Gross(7)	Net(8)	Gross(7)	Net(8)	Gross(7)	Net(8)	Gross(7)	Net(8)
Proved Producing	73	67	3,914	3,216	26	19	754	620
Proved Non-Producing	-	-	533	439	4	2	92	76
Proved Undeveloped	50	44	6,768	5,506	49	33	1,226	995
Total Proved	123	111	11,214	9,161	79	54	2,072	1,691
Probable	75	66	5,870	4,886	43	30	1,097	909
Total Proved Plus Probable	198	177	17,084	14,047	122	84	3,169	2,600

Net Present Value of Future Net Revenue
(Constant Prices and Costs)

Reserves Category[(2)(3)(4)(5)(6)]	Before Tax ($000s)					After Tax ($000s)				
		Discounted at					Discounted at:			
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Producing	22,970	19,229	16,765	14,979	13,614	22,970	19,229	16,765	14,979	13,614
Proved Non-Producing	2,156	1,586	1,243	1,019	863	2,156	1,586	1,243	1,019	863
Proved Undeveloped	24,712	17,521	12,881	9,667	7,328	20,672	14,974	11,177	8,478	6,471
Total Proved	49,838	38,336	30,889	25,665	21,805	45,798	35,789	29,185	24,476	20,948
Probable	27,753	17,818	12,660	9,512	7,398	20,260	12,987	9,209	6,903	5,352
Total Proved Plus Probable	77,591	56,154	43,549	35,177	29,203	66,058	48,776	38,394	31,379	26,300

Undiscounted Total Future Net Revenue
(Constant Prices and Costs)

($000s)	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Total Proved	103,708	16,323	21,862	13,502	2,184	49,837	4,039	45,798
Total Proved Plus Probable	158,480	24,365	34,703	19,248	2,574	77,590	11,533	66,057

Future Net Revenue by Production Group
(Constant Prices and Costs)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	4,184
	Natural Gas (including by-products but excluding solution gas from oil wells)	26,705
Total Proved Reserves		30,889
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	5,701
	Natural Gas (including by-products but excluding solution gas from oil wells)	37,848
Total Proved Plus Probable Reserves		43,549

Reserves Reconciliation

Reconciliation of Company Gross Reserves

	Light and Medium Oil	Natural Gas	Natural Gas Liquids	Total
	mbbl	Mmcf	mbbl	Mboe
Total Proved[2]				
Opening balance at April 1, 2006	-	5,905	68	1,052
Discoveries	50	6,662	48	1,208
Extensions	22	1,587	5	292
Divestitures	-	-	-	-
Technical revisions	58	(2,343)	(39)	(371)
Production	(6)	(600)	(3)	(109)
Closing balance at March 31, 2007	**124**	**11,211**	**79**	**2,072**
Probable[6]				
Opening balance at April 1, 2006	-	3,180	30	560
Discoveries	57	4,063	34	768
Extensions	7	388	1	73
Divestitures	-	-	-	-
Technical revisions	11	(1,759)	(22)	(304)
Production	-	-	-	-
Closing balance at March 31, 2007	**75**	**5,872**	**43**	**1,097**
Proved Plus Probable[2]				
Opening balance at April 1, 2006	-	9,085	98	1,612
Discoveries	107	10,725	82	1,976
Extensions	29	1,975	6	365
Divestitures	-	-	-	-
Technical revisions	69	(4,102)	(61)	(675)
Production	(6)	(600)	(3)	(109)
Closing balance at March 31, 2007	**199**	**17,083**	**122**	**3,169**

Notes on the reserves information:

(1) Reserve numbers may not add due to rounding.

(2) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3) Developed producing reserves are those reserves that are estimated to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(4) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(5) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(6) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(7) "Gross" reserves are defined as the total remaining recoverable reserves owned, directly and indirectly, by Greenbank before deduction of any royalties.

(8) "Net" reserves are defined as those accruing, directly and indirectly, to Greenbank after Crown, freehold royalties and overriding royalties have been deducted, plus the royalty owned directly and indirectly by Greenbank.

AJM Forecast Pricing Assumptions

Year	Exchange Rate	AECO-C Spot	WTI Crude Oil at Oklahoma	Light, Sweet Crude Oil (40° API, 0.3%S) at Edm.	Alberta Natural Gas Liquids Spec Ethane	Edmonton Propane	Edmonton Butane	Edmonton Pentanes
	$US/$Cdn	$Cdn/Mmbtu	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl
2007	0.880	7.40	65.00	72.85	21.30	47.35	58.30	76.50
2008	0.880	8.00	69.35	77.75	23.10	50.55	62.20	81.65
2009	0.880	7.90	70.75	79.35	22.80	51.55	63.50	83.30
2010	0.880	8.00	69.00	77.30	23.10	50.25	61.85	81.15
2011	0.880	8.25	67.10	75.15	23.85	48.85	60.10	78.90
2012	0.880	8.40	66.25	74.15	24.30	48.20	59.30	77.85
2013	0.880	8.50	67.55	75.60	24.60	49.15	60.50	79.40
2014	0.880	8.75	68.90	77.15	25.35	50.15	61.70	81.00
2015	0.880	8.90	70.30	78.70	25.80	51.15	62.95	82.65
2016	0.880	9.10	71.70	80.25	26.40	52.15	64.20	84.25
2017	0.880	9.25	73.15	81.85	$26.85	$53.20	$65.50	$85.95
thereafter	2.0%/yr	2.0%/yr	2.0%/yr	2.0%/yr	2.0%/yr	2.0%/yr	2.0%/yr	2.0%/yr

Note:

(1) Weighted average historical prices realized for the year ended March 31, 2007 were $66.30/bbl for crude oil, $7.16/Mcf for natural gas and $52.63/bbl for NGLs.

AJM March 31, 2007 Constant Prices

Year	Exchange Rate	AECO-C Spot	WTI Crude Oil At Oklahoma	Light, Sweet Crude Oil (40° API, 0.3%S) at Edm.	Alberta Natural Gas Liquids Spec Ethane	Edmonton Propane	Edmonton Butane	Edmonton Pentanes
	$US/$Cdn	$Cdn/Mmbtu	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl
2007	0.8674	7.57	65.87	71.51	22.71	46.48	57.21	75.09

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following generally describes the basis on which Greenbank attributes Proved and Probable undeveloped reserves and its plans for developing those undeveloped reserves.

Proved undeveloped reserves are generally those reserves related to wells that have been tested and not yet tied-in, wells drilled near the end of the fiscal year or wells further away from Greenbank's gathering systems. In addition, such reserves may relate to planned infill drilling locations. The majority of these reserves are planned to be on stream within a two-year time frame.

Probable undeveloped reserves are generally those reserves tested or indicated by analogy to be productive, infill drilling locations and lands contiguous to production. The majority of these reserves are planned to be on stream within a two-year time frame.

Proved Undeveloped Reserves

Year	Light and Medium Oil	Natural Gas	Natural Gas Liquids	BOE
	(Mbbl)	(MMCF)	(Mbbl)	
March 31, 2007	49	6,766	49	1,226
March 31, 2006	-	2,499	40	456

Total gross proved undeveloped reserves at March 31, 2007 are 1,226 Mboe, attributed to 15 new drills, three completions and one tie-in in Elmworth; two new drills and three tie-ins in Kakwa; one new drill at Saddle Hills and one completion in the Edson area. The above projects are scheduled for 2007 and 2008.

Probable Undeveloped Reserves

Year	Light and Medium Oil	Natural Gas	Natural Gas Liquids	BOE
	(Mbbl)	(MMCF)	(Mbbl)	
March 31, 2007	75	5,872	43	1,097
March 31, 2006	-	3,180	30	560

Total gross probable undeveloped reserves at March 31, 2007 are 1,097 Mboe, attributed to eight new drills and four completions in Elmworth; one completion at Wapiti; two new drills at Kakwa and one new drill at Saddle Hills. These wells are scheduled for 2007 and 2008.

Significant Factors or Uncertainties

The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on production forecasts, prices and economic conditions that were current as at the date of the Greenbank AJM Engineering Report.

As circumstances change and additional data becomes available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year-end oil and gas prices and reservoir performance. Such revisions can be either positive or negative.

Greenbank AJM Engineering Report v. Greenbank GLJ Engineering Report

It is important to recognize that the Greenbank AJM Engineering Report was commissioned by and prepared for Greenbank whereas the Greenbank GLJ Engineering Report attached as Appendix H to the Information Circular was commissioned by and prepared for Rock. The oil and gas reserves and the net present value of the future net revenue associated therewith as contained in the Greenbank GLJ Engineering Report are materially less than those contained in the Greenbank AJM Engineering Report. In addition to differences of opinion between AJM and GLJ as to reserves assignments, a number of other factors significantly contributed to the differences between the two reports. The reports were prepared at different points in time and have different effective dates (the Greenbank AJM Engineering Report being effective March 31, 2007 and the Greenbank GLJ Engineering Report being effective July 1, 2007). In addition to differences in data upon which reserves assignments were based, the different effective dates in the reports also resulted in the use of different effective dates for forecast pricing assumptions (the Greenbank AJM Engineering Report utilized AJM's March 31, 2007 pricing assumptions whereas the Greenbank GLJ Engineering Report utilized GLJ's June 30, 2007 pricing assumptions). The differences in pricing assumptions

were significant. For example, the Greenbank AJM Engineering Report utilized an AECO-C Spot price for 2008 of $8.00 per mmbtu whereas the Greenbank GLJ Engineering Report utilized an AECO-C Spot price for 2008 of $7.17 per mmbtu. The Greenbank AJM Engineering Report also assumed the drilling of a larger number of wells to which reserves were assigned than did the Greenbank GLJ Engineering Report, as illustrated by the fact that Greenbank AJM Engineering Report assumed undiscounted total future development costs in the total proved plus probable case of $19.6 million whereas the Greenbank GLJ Engineering Report assumed similar costs of only $12.9 million. Given the differences between the two reports, Securityholders are encouraged to review the summaries of both the Greenbank AJM Engineering Report and the Greenbank GLJ Engineering Report contained in this Information Circular.

Undeveloped Properties

As at March 31, 2007, Greenbank held 75,520 gross (26,363 net) acres of undeveloped land. The following table summarizes Greenbank's undeveloped land base at year-end March 2007 and 2006.

	March 31, 2007			March 31, 2006		
	Gross(1)	Net(2)	Average interest %	Gross(1)	Net(2)	Average interest %
Undeveloped Land						
Elmworth	55,673	17,590	32	53,600	15,530	29
Saddle Hills	11,360	3,568	31	15,840	4,848	31
Kakwa	3,680	1,328	36	3,840	1,152	30
Teepee	2,560	2,560	100	1,920	1,920	100
Wapiti	640	192	30	2,560	768	30
Greater Edson	1,607	1,125	70	2,560	2,207	86
Total	75,520	26,363	35	80,320	26,425	33

Notes:

(1) "Gross" refers to the total acres in which Greenbank has an interest, directly or indirectly.

(2) "Net" refers to the total acres in which Greenbank has an interest, directly or indirectly, multiplied by the percentage working interest owned by Greenbank therein.

Finding and Development Costs

	Inception to Date		Year ended March 31, 2007	
Finding Costs ($000s) Including Future Wells	**Proved**	**Proved Plus Probable**	**Proved**	**Proved Plus Probable**
Total exploration and development costs	34,800	34,800	12,179	12,179
Future incremental capital	13,731	19,554	11,816	17,153
Total finding costs (E&D)	48,531	54,354	23,995	29,332
Acquisitions and divestitures	(743)	(743)	77	77
Total finding, development & acquisition costs	47,788	53,611	24,072	29,409
Facilities	7,238	7,238	3,353	3,353
Total on-stream costs	55,026	60,849	27,425	32,762
Reserve additions (mboe)	2,207	3,304	1,105	1,641
Finding costs, including incremental future capital ($/boe)	21.99	16.45	21.71	17.87
Finding, development & acquisition costs ($/boe)	21.65	16.23	21.78	17.92
On-stream costs ($/boe)	24.93	18.42	24.82	19.96

Future Development Costs

The table below sets out the development costs deducted in the estimation of future net revenue attributable to proved reserves and proved plus probable reserves.

Year	Forecast Prices and Costs Proved Reserves	Forecast Prices and Costs Proved Plus Probable Reserves	Constant prices and Costs Proved Reserves
	(M$)	(M$)	(M$)
2007	6.0	10.3	6.0
2008	7.7	9.1	7.5
2009	-	0.2	-
2010	-	-	-
Additional years	-	-	-
Total	13.7	19.6	13.5
Total discounted at 10% per year	12.7	18.2	12.5

Greenbank estimates that internally generated cash flow and bank lines will be sufficient to fund the future development costs disclosed above. Greenbank has available three sources of funding to finance its capital expenditure program; internally generated cash flow from operations, cash position (debt financing available once cash is fully utilized) and new equity issues, if available on favourable terms.

OTHER OIL AND GAS INFORMATION

Oil and Gas Properties

The following is a description of the natural gas properties, pipelines and installations in which Greenbank has an interest and that are material to Greenbank's operations and exploration activities. The production numbers stated refer to Greenbank's working interest share before deduction of Crown and freehold royalties. **The estimate of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties due to the effect of aggregation.**

Elmworth

In Elmworth, Greenbank has a large contiguous land block totalling over 73,600 gross acres. Greenbank has an average 31 percent working interest in the area. Elmworth is characterized as having medium-depth, multi-zone properties that typically deliver natural gas and light oil. Down-spacing opportunities exist where at least two wells per section can be drilled, providing a large inventory of low-risk development targets. A well-established infrastructure is in place in the area, in which Greenbank has third-party access. In 2006, Greenbank constructed a pipeline to direct sweet gas to facilities with excess capacity and participated in the construction of a sour gas compressor to direct Greenbank's sour and sweet gas north to the Wembley or Sexsmith plants. In 2006, Greenbank participated in the construction of a sweet gas compressor to increase Greenbank's available capacity into the Conoco Elmworth plant.

Elmworth is Greenbank's most significant producing property. At year-end March 31, 2007, Greenbank had 20 producing wells in the area with net production of 368 boe/d of oil, gas and liquids during the fourth quarter. Production from the area was primarily out of the Bluesky and Nikanassin formations. Numerous infill drilling locations have been identified through the exploration drilling program.

Wapiti

In Wapiti, Greenbank has 1,920 gross acres of land with an average working interest of 26 percent. The Wapiti area is generally characterized by sweet Cretaceous gas formations. Wells drilled in the area are medium depth and multi-zonal, delivering high-quality natural gas targeting the Cadomin/Falher formations. Wells in this area are drilled to depths between 2,200m and 2,900m. Gas in the area is directed into the BP and Devon gas plants in which Greenbank has third-party access.

Production from the Wapiti area comes from four wells averaging 60 boe/d in the last quarter of Greenbank's fiscal year. In addition, at year-end one well was cased and waiting on spring break-up to be completed. It is anticipated the well will be completed and tied-in during August 2007.

Kakwa

Greenbank's Kakwa area is generally characterized as having shallow-depth, multi-zone properties with sweet gas and some light oil. Wells drilled in the area are targeting Cardium and Edmonton sweet gas and are drilled to average depths of 1,600m. Greenbank has approximately 5,120 gross acres with an average working interest of 36 percent. In 2006, Greenbank participated in the construction of a sweet gas compressor to direct gas in the area into the Paramount gathering system which ultimately flows into the Talisman Musreau plant.

Production from the Kakwa area comes from seven producing Cardium oil wells. Throughout the year ended March 31, 2007 production from these wells was sporadic due to third-party infrastructure issues. Production averaged 12 boe/d in the last quarter of Greenbank's fiscal year ended March 31, 2007.

Teepee

The Teepee area, a Greenbank operated property, is characterized as a moderate-risk, high-impact "property" or "prospect" targeting Wabamun sour gas. New wells targeting the Wabamun formation area are drilled to an average depth of 2,800m. Greenbank shot an 11 square mile 3D program late in March 2006. Greenbank has 2,560 net acres of undeveloped land in the Teepee area.

Edson/Windfall

In the Edson area, Greenbank has 2,890 gross acres of undeveloped land with an average working interest of 62 percent. This area is characterized as having medium-depth, multi-zone prospects prone to delivering sour natural gas. Depths of wells in the area are approximately 2,700m.

Greenbank has a 45 percent working interest in one section of land in the Windfall area. This area is characterized as medium-depth and multi-zoned. Greenbank has drilled one well to approximately 2,400m, targeting sour liquid rich natural gas in the Devonian Blueridge formation. This well is standing waiting on further uphole recompletions.

Oil and Gas Wells

The following table sets forth, as at March 31, 2007 and March 31, 2006, the number and status of wells in which Greenbank has an interest and which are producing or which Greenbank considers to be capable of production:

		Producing Wells				Shut-In Wells(1)			
		Oil Wells		Natural Gas		Oil Wells		Natural Gas	
Area	Year	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta, Canada	2007	8.0	3.0	22.0	6.42	2.0	0.8	11.0	3.26
	2006	5.0	2.1	14.0	4.1	2.0	0.8	5.0	1.34

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which Greenbank has an interest are located no further than 2 kilometers from existing pipelines.

(2) "Gross" wells are the total number of wells in which Greenbank has an interest.

(3) "Net" wells are the aggregate of the numbers obtained by multiplying each gross well by Greenbank's percentage working interest therein.

Landholdings

The following table sets out Greenbank's developed and undeveloped landholdings as at March 31, 2007.

	Developed		Undeveloped	
Area	Gross(1)	Net(2)	Gross(1)	Net(2)
Alberta, Canada	26,490	7,937	75,520	26,363

Notes:

(1) "Gross" refers to the total acres in which Greenbank has an interest, directly or indirectly.

(2) "Net" refers to the total acres in which Greenbank has an interest, directly or indirectly, multiplied by the percentage working interest owned by Greenbank therein.

Greenbank has 5,120 (1,190 net) undeveloped acres of land which could expire on or before August 31, 2008.

Costs Incurred

The following table summarizes capital expenditures (including capitalized general and administrative expenses) of Greenbank for the three months ended June 30, 2007 and the year ended March 31, 2007:

($000s)	Three months ended June 30, 2007	Year ended March 31, 2007
Land	33	321
Seismic	4	171
Drilling and completions	167	11,887
Workovers and recompletions	42	305
Equipping and facilities	29	3,171
Property acquisitions	100	78
Capitalized salaries	102	387
Other	3	43
Total cash capital invested	480	16,363
Asset retirement obligation	-	277
Capitalized stock compensation	48	172
Total capital invested	528	16,812

Exploration and Development Activities

The following table summarizes the results of exploration and development activities of Greenbank during the periods indicated:

	Three Months Ended June 30, 2007		Year Ended March 31, 2007	
	Gross	Net	Gross	Net
Development Wells				
Gas	-	-	6.0	1.44
Oil	-	-	4.0	1.20
Service	-	-	-	-
Dry	-	-	-	-
Exploratory Wells				
Gas	-	-	12.0	3.74
Oil	-	-	-	-
Service	-	-	-	-
Dry	-	-	-	-
Total Wells	-	-	22.0	6.38

Additional Information Concerning Abandonment and Reclamation Costs

Greenbank has prepared an estimate of abandonment and site reclamation costs for all wells, pipelines, facilities and surface leases. The future estimated costs for site restoration and abandonment are provided for in the financial statements in the Asset Retirement Obligation ("**ARO**"). The estimated future retirement costs for new wells drilled and upward revisions in the estimates for wells drilled in the past increase the ARO. Greenbank expects to incur such costs for 20.1 net wells. As at March 31, 2007 the ARO liability was $567,677. The total estimated undiscounted cash flows required to settle the obligations, before considering salvage, is approximately $1,282,000. Greenbank expects these obligations to be settled in approximately 2 to 55 years.

The Greenbank AJM Engineering Report includes well abandonment costs (net of estimated salvage values) of $3,771,000 undiscounted ($736,800 discounted at 10%) for the total proved plus probable reserves category and will be incurred over the life of the reserves. Such costs are included in the Greenbank AJM Engineering Report as deductions in arriving at future net revenue. $300,000 of the undiscounted costs are expected to be incurred over the next three years.

Tax Horizon

Greenbank does not expect to pay income tax for the 2007 fiscal year. Depending on production, commodity prices and capital spending levels, Greenbank does not expect to pay current income taxes for at least two years. To offset future income taxes payable Greenbank has the following estimated tax pools as at March 31, 2007:

($000s)	**March 31, 2007**
Estimated Tax Pools	
Canadian exploration expense	19,011
Canadian development expense	7,765
Canadian oil and gas property expense	2,822
Undepreciated capital cost	3,336
Non-capital losses	1,180
Share capital costs	664
Attributed Canadian royalty income	214
Total	34,992

Production Estimates

The following table discloses, by product type, the total volume of production estimated for the year ended March 31, 2008.

	Light and Medium Oil (bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (bbls/d)	Boe (boe/d)
Proved				
Proved Producing	40	2,552	15	480
Proved Non-Producing	-	114	1	20
Proved Undeveloped	9	1,047	9	193
Total Proved	49	3,713	25	693
Probable	15	1,020	7	192
Estimated Total Production	63	4,733	33	885

Production History

The following table discloses, on a quarterly basis for the periods indicated, the prices received, royalties paid and production costs incurred in respect of the Greenbank properties on a per unit of volume basis for each product type.

	Quarter Ended June 30, 2007	Quarter Ended March 31, 2007	Quarter Ended Dec. 31, 2006	Quarter Ended Sept. 30, 2006	Quarter Ended June 30, 2006	Quarter Ended March 31, 2006	Quarter Ended Dec. 31, 2005	Quarter Ended Sept. 30, 2005
Average Daily Production(1)								
Light and Medium Crude Oil (bbls/d)	23	16	32	19	3	2	2	5
NGLs (bbls/d)	33	25	21	9	8	10	22	16
Gas (Mcf/d)	3,254	2,206	2,496	1,867	1,977	633	1,011	642
Combined (boe/d)	598	409	469	339	340	118	192	128
Light and Medium Crude Oil and NGL Netbacks(4) **($/bbl)**								
Revenue	59.62	50.66	58.72	70.68	72.42	61.53	69.32	67.87
Royalties	13.79	12.91	7.74	11.80	11.19	9.09	19.66	7.45
Operating Costs(2)(3)	10.91	13.61	18.11	11.34	9.45	11.43	8.73	12.47
Transportation Costs	4.55	3.51	3.75	5.37	2.40	3.49	1.24	2.03
Netback	30.38	20.63	29.12	42.18	49.38	37.52	39.69	45.92
Natural Gas Netbacks(4) **($/Mcf)**								
Revenue	7.83	8.34	7.36	6.16	6.58	8.12	12.05	10.13
Royalties	1.66	1.54	1.00	0.92	1.09	0.03	3.92	1.28
Operating Costs(2)(3)	0.80	1.50	1.48	1.51	1.49	3.97	3.02	1.76
Transportation Costs	0.19	0.39	0.18	0.17	0.19	0.20	0.20	0.20
Netback	5.18	4.91	4.70	3.56	3.81	3.92	4.90	6.88
Combined Netback(4) **($/boe)**								
Revenue	48.17	50.09	45.80	39.70	40.49	50.01	71.95	61.94
Royalties	10.31	9.59	6.18	6.05	6.68	1.08	23.09	7.65
Operating Costs(2)(3)	5.39	9.48	9.52	9.22	8.95	22.56	16.93	10.90
Transportation Costs	1.46	2.44	1.78	1.39	1.18	1.42	1.23	1.33
Netback	31.01	28.58	28.28	23.04	23.68	24.95	30.70	42.06

Notes:

(1) Before deduction of royalties.

(2) Operating costs have been allocated to the primary product for the expense. A number of assumptions have been made in allocating these costs between oil and natural gas.

(3) Operating recoveries associated with operated properties were excluded from operating costs and accounted for as a reduction to general and administrative costs.

(4) Netbacks are calculated by subtracting royalties, operating costs and transportation costs from revenues.

The following table indicates the average daily production from the important fields comprising the Greenbank properties for the year ended March 31, 2007.

Area	Crude Oil bbl/d	NGLs Bbl/d	Natural Gas Mcf/d	Total boe/d
Elmworth	13	12	1,962	352
Wapiti	-	4	139	27
Kakwa	4	-	29	9
Total	17	16	2,130	388

The following table indicates the average daily production from the important fields comprising the Greenbank properties for the three months ended June 30, 2007.

Area	Crude Oil bbl/d	NGLs bbl/d	Natural Gas Mcf/d	Total boe/d
Elmworth	16	10	2,904	510
Wapiti	-	21	254	63
Kakwa	7	2	96	25
Total	23	33	3,254	598

SELECTED FINANCIAL INFORMATION

General

The pro forma financial statements for Rock after giving effect to the Arrangement for the year ended December 31, 2006 and the six months ended June 30, 2007 together with the audited financial statements of Greenbank as at March 31, 2007 and 2006 (balance sheet, statement of operations and deficit and statement of cash flow) and unaudited financial statements of Greenbank as at June 30, 2007 (balance sheet, statement of operations and deficit and statement of cash flow) are contained in Appendix G of this Information Circular and Schedule A of this Appendix, respectively.

The following discussion and analysis should be read in conjunction with the financial statements and the related notes contained in Schedule A attached hereto.

Greenbank's activities relate to oil and natural gas exploration and development. Greenbank follows the "full-cost" method of accounting for oil and natural gas operations whereby all exploration costs are capitalized until commencement of production. The costs are then amortized on a unit of production basis. The following tables are a summary of selected financial information for the Greenbank Assets for the periods indicated.

Production Information

The following table summarizes the historical production from the Greenbank properties, before deduction of royalties, during the periods indicated.

	Three Months Ended June 30		Years Ended March 31		
	2007	2006	2007	2006	2005
Light and medium oil and NGL (bbls/d)	56	11	33	18	1
Natural gas (Mcf/d)	3,254	1,977	2,130	696	64
Oil equivalent (boe/d)	598	340	388	134	12

Selected Financial Information

The following table is a summary of selected financial information for Greenbank for the periods indicated. The following information should be read in conjunction with the financial information set forth in Schedule A attached hereto.

	Three Months Ended June 30		Years Ended March 31		
	2007	2006	2007	2006	2005
($000s)	(unaudited)	(unaudited)			
Revenues	2,621	1,253	6,288	2,972	139
Royalties	562	207	1,012	564	26
Operating Costs	372	312	1,566	799	44
Operating Income [(1)]	1,687	734	3,710	1,609	69
Net earnings (loss)	(7,050)	41	(635)	(157)	(512)
Total assets	32,164	44,179	43,124	30,108	20,321
Total liabilities	5,582	8,665	9,575	9,190	7,170
Shareholders equity	26,582	35,514	33,549	20,918	13,151

Note:

(1) Operating income is before general and administrative costs, interest expense (income) and capital taxes or any provisions related to depletion, depreciation or accretion of asset retirement obligations.

Quarterly Information

The following table is a summary of selected financial information for Greenbank for the periods indicated:

	Three Months Ended			
	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
Production				
Oil and NGLs (bbls/d)	56	41	53	28
Natural gas (mcf/d)	3,254	2,206	2,496	1,867
Oil equivalent (boe/d)	598	409	469	339
Financial				
($000s, except as noted)				
Petroleum and natural gas revenue	2,621	1,843	1,955	1,237
Royalties	562	352	264	189
Operating expenses	372	439	483	330
General and administrative expenses	328	527	128	482
Funds from operations	1,300	442	1,065	295
Per share Basic	0.04	0.02	0.04	0.01
Per share Diluted	0.04	0.01	0.04	0.01
Net earnings (loss)	(7,050)	(300)	13	(389)
Per share basic & diluted	(0.24)	(0.01)	0.00	(0.01)
Total assets	32,164	43,124	46,514	43,636
Capital expenditures (cash)	480	1,741	4,861	4,546

	Three Months Ended			
	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
Per unit information				
Natural gas ($/mcf)	7.83	8.34	7.36	6.16
Crude oil ($/bbl)	70.18	63.20	63.43	72.95
NGL ($/bbl)	52.36	42.84	51.48	65.77
Oil equivalent ($/boe)	48.17	50.09	45.80	39.70
Operating netback ($/boe)	31.01	28.58	28.28	23.04

	Three Months Ended			
	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
Production				
Oil and NGLs (bbls/d)	11	12	24	21
Natural gas (mcf/d)	1,977	633	1,011	642
Oil equivalent (boe/d)	340	118	192	128
Financial				
($000s, except as noted)				
Petroleum and natural gas revenue	1,253	529	1,274	729
Royalties	207	16	409	90
Operating expenses	312	239	299	128
General and administrative expenses	161	471	123	146
Funds (used in) from operations	667	(191)	419	352
Per share basic & diluted	0.02	(0.01)	0.02	0.02
Net earnings (loss)	41	(330)	122	100
Per share basic & diluted	0.00	(0.01)	0.01	0.01
Total assets	44,179	30,108	29,037	22,229
Capital expenditures (cash)	5,215	1,032	5,460	2,017
Per unit information				
Natural gas ($/mcf)	6.58	8.12	12.05	10.13
Crude oil ($/bbl)	71.60	66.72	66.39	75.01
NGL ($/bbl)	72.70	60.50	69.64	65.73
Oil equivalent ($/boe)	40.49	50.01	71.95	61.94
Operating netback ($/boe)	23.68	24.95	30.70	42.06

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL AND OPERATING RESULTS

Management's Discussion and Analysis of the financial and operating results for Greenbank should be read in conjunction with the Greenbank audited financial statements and related notes for the year ended March 31, 2007 and the unaudited financial statements and related notes for the three month period ended June 30, 2007, attached hereto as Schedule A.

Basis of Presentation

The financial data presented below has been prepared in accordance with Canadian GAAP. The reporting and the measurement currency is the Canadian dollar. For the purpose of calculating unit costs, natural gas is converted to a boe using six Mcf feet of natural gas equal to one bbl of oil unless otherwise stated.

Non-GAAP Measurements

Within the Management's Discussion and Analysis references are made to terms commonly used in the oil and gas industry. Netback is not defined by Canadian GAAP and is referred to as a non-GAAP measure. Netbacks equal total revenue less royalties, operating costs and transportation costs calculated on a boe basis. Management utilizes

this measure to analyze operating performance. Total boe's are calculated by multiplying the daily production by the number of days in the period.

Cash flow from operations is a non-GAAP term that represents net earnings adjusted for non-cash items including depletion and depreciation, accretion, future income tax recovery, stock-based compensation, asset write-downs and gains (losses) on sale of assets and before adjustments for changes in working capital. Greenbank evaluates its performance based on earnings and cash flow from operations. Greenbank considers cash flow from operations a key measure as it demonstrates Greenbank's ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

Forward Looking Statements

Certain statements contained within the Management's Discussion and Analysis and in certain documents incorporated by reference into this document, constitute forward-looking statements. These statements relate to future events or Greenbank's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "budget", "plan", "continue", "estimate", "expect", "forecast", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, the Management's Discussion and Analysis should not be unduly relied upon. **These statements speak only as of the date of the Management's Discussion and Analysis**.

In particular, this Management's Discussion and Analysis, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the performance characteristics of Greenbank's oil and natural gas properties;
- oil and natural gas production levels;
- the size of the oil and natural gas reserves;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes and tax laws; and
- capital expenditures programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in the Management's Discussion and Analysis:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;

- geological, technical, drilling and processing problems;
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; and
- the other factors as discussed under "Risks and Uncertainties".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Management's Discussion and Analysis and the documents incorporated by reference herein are expressly qualified by this cautionary statement. We do not undertake any obligation to publicly update or revise any forward-looking statements.

Year Ended March 31, 2007 - Financial Results and Highlights (as at June 14, 2007)

	Year ended March 31, 2007	Year Ended March 31, 2006
($000s except per share data)		
Total revenue	6,288	2,972
Cash flow from operations[(1)]	2,469	745
Net loss	(635)	(157)
per share basic and diluted	(0.02)	(0.01)
Total assets	43,124	30,108
Current liabilities	7,982	8,922
Long term liabilities	1,593	268

Note:

(1) Cash flow from operations is a non-GAAP term that represents net earnings adjusted for non-cash items including depletion and depreciation, accretion, future income tax recovery, stock-based compensation, asset write-downs and gains (losses) on sale of assets. Cash flow per share is calculated by dividing cash flow from operations as previously described by the weighted average number of common shares outstanding during the year. Greenbank evaluates its performance based on earnings and cash flow from operations. Greenbank considers cash flow from operations a key measure as it demonstrates Greenbank's ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

Revenue

Gross revenues increased 112% to $6,288,000 in the year ended March 31, 2007 from $2,972,000 in the previous year ended March 31, 2006. The increase in revenue is a result of the 190% growth in production offset by a 27% decrease in average commodity prices received. Greenbank continues to have a significant portion of its product revenue derived from natural gas. For the year ended March 31, 2007, 89% of revenues attributed to natural gas.

Pricing

Greenbank's average natural gas price received for the year ended March 31, 2007 was $7.16/mcf compared to $9.99/mcf received in the same period in the previous year. The decrease in average natural gas sales prices received by Greenbank during the year is consistent with the 27% decrease in the AECO spot price. Greenbank continues to receive higher than the AECO spot price on natural gas sales due to the high heating content of its natural gas production, but as a result the NGL volumes received are reduced.

Greenbank's average crude oil price received for the year ended March 31, 2007 was $66.30/bbl compared to $68.99/bbl received in the same period in the previous year. West Texas Intermediate (**"WTI"**) prices have remained strong throughout the twelve months ended March 31, 2007 averaging US $64.91 compared to US $60.34 last year, but have been reduced partially by the narrowing of the quality differential.

NGL prices averaged $52.63/bbl for the year ended March 31,2007 as compared to $65.39/bbl received for the year ended March 31, 2006. NGL prices received by Greenbank for the year ended March 31, 2007 decreased due to a change in the primary component of Greenbank's NGL production.

All of Greenbank's natural gas production is sold into the spot market at a daily index price, and crude oil and NGL are sold under short term contracts and as a result prices received fluctuate with the prevailing market prices of crude oil and natural gas. Greenbank did not have any price hedges in place at the end of March 31, 2007.

Production

During the year ended March 31, 2007, Greenbank's average sales volumes grew to an average of 388 boe/d from an average of 134 boe/d in the previous year. The increase from the comparable period is due to production added through drilling, offset by the sale of a major well in the Edson area on January 1, 2006. The production increase came primarily from the Elmworth area where the majority of Greenbank's capital was directed. Nine new gas wells and one oil well came on production in the Elmworth area and four new gas wells came on production in Wapiti. Five new wells were brought on production in the Kakwa area, but have produced sporadically throughout the year as infrastructure issues are being worked out.

	Year ended March 31, 2007		Year ended March 31, 2006	
	Total	**Per Day**	**Total**	**Per Day**
Natural Gas	777,304 mcf	2,130 mcf/d	253,957 mcf	696 mcf/d
Crude Oil	6,331 bbls	17 bbls/d	1,218 bbls	3 bbls/d
NGLs	5,694 bbls	16 bbls/d	5,366 bbls	15 bbls/d
Total	141,576 boe	388 boe/d	48,910 boe	134 boe/d

Royalty Expense

Royalty burdens for Greenbank are entirely Crown. Oil and natural gas royalties, net of Alberta Royalty Tax Credit ("**ARTC**") increased 79% to $1,012,000 for the year ended March 31, 2007, compared to $564,000 for the previous year. The increase in royalties is due to higher gross petroleum and natural gas revenues. During the year ended March 31, 2007, royalties as a percentage of sales decreased 15% due to Greenbank's production becoming more weighted to lower productivity natural gas wells which have lower royalty rates, combined with two wells being on royalty holiday, representing credits of $77,000. In addition, Greenbank's gas cost allowance ("**GCA**") received rebates for the year ended March 31, 2007 that were significantly higher than the comparative period due to an increase in GCA eligible capital spending. The ARTC increased to $179,000 in the year ended March 31, 2007 compared to $150,000 in the previous year. The Alberta government has eliminated the ARTC program effective January 1, 2007. The annual effect of the elimination of ARTC on Greenbank is an increase royalty expense by a maximum of $500,000.

Transportation

Transportation expense is primarily the cost of transporting natural gas on the Alliance gas pipeline, combined with amounts for trucking clean oil and emulsion. Greenbank's transportation expense of $229,000 reported for the year ended March 31, 2007, increased compared to the $64,000 reported in the previous year, primarily as a result of increased production realized during the year. On a per boe basis transportation costs have increased due to higher costs associated with the trucking of crude oil and emulsion.

Operating Costs

Operating expenses increased 82% to $1,337,000 for the year ended March 31, 2007 compared to $735,000 for the year ended March 31, 2006. The increase is primarily due to increased production and an increased cost of services. On a per boe basis operating expenses decreased 37% to $9.44 per boe in the year ended March 31, 2007 from

$15.04 per boe in the previous year. The decrease in operating costs per boe from the previous year is due to realized operational efficiencies as more wells were brought on-stream, combined with the reallocation of production to facilities with lower fees.

Operating Netbacks

The operating netback for the year ended March 31, 2007, decreased 20% to $26.20 per boe compared to $32.89 reported for the previous year ended March 31, 2006, primarily due to a decrease in natural gas commodity prices, offset by lower operating costs per boe. On a dollar basis, the operating netback increased 131% to $3,710,000 from $1,609,000 in the previous year mainly due to higher production volumes and lower royalty burdens.

These netbacks per boe are comprised of the following:

	Year ended March 31, 2007	Year ended March 31, 2006
Production revenue	$44.41	$60.77
Royalty expense, net of ARTC	7.15	11.53
Operating costs	9.44	15.04
Transportation	1.62	1.31
Netback, $/boe 6:1	$26.20	$32.89

General and Administrative Expense

For the year ended March 31, 2007, Greenbank's net G&A expenses increased 47% to $1,298,000, compared to $883,000 in the previous year. The cost increases year over year includes salaries and associated costs with additional employees and consultants, combined with higher reserve evaluation costs. On a per boe basis, the expense decreased 49% to $9.17/boe for the year ended March 31, 2007 compared to $18.06/boe for year ended March 31, 2006 as a result of increased production volumes in the year.

Greenbank's overhead recoveries are a function of the number of properties it operates and its operated capital program. For the year ended March 31, 2007, overhead recoveries were $399,000 compared to $146,000 for the previous year. The increase in overhead recoveries is a result of higher operated capital spending in the year. Greenbank also reallocates to capital, salaries of professional staff directly associated with exploration and development activities. For the year ended March 31, 2007, these capitalized costs increased 8% to $387,000 compared to $357,000 incurred in the previous year, primarily as a result of additional employees and increased costs.

Interest Income

Interest income for the year ended March 31, 2007 was $57,000 as compared to $19,000 for the year ended March 31, 2006. The increase in interest income was mainly due to having a positive cash balance for the majority of the year as a result of Greenbank raising $15 million in April 2006 by way of a new equity issue.

Depletion and Depreciation

Greenbank's depletion and depreciation is computed quarterly based on estimated reserve additions and adjusted annually based on an independent year end reserve evaluation. Greenbank's depletion and depreciation expense for the year ended March 31, 2007, which includes a provision for future costs of abandonment and restoration, as well as the depletion and depreciation rate, which is production over proven reserves, increased compared to the previous year. For the year ended March 31, 2007 depletion and depreciation was $3,067,000 ($21.66/boe) compared to $829,000 ($16.95/boe) for the previous year. The increase in the expense is reflective of a larger capital asset base being depleted combined with higher average production. Depletion and depreciation expense is calculated using proved reserves only. Greenbank has been in the early stages of exploration and development in Grande Prairie

which has led to a high depletion and depreciation rate, as only 65% of Greenbank's reserves were proved. The ratio is reflective of the newness of the wells in the reserve evaluation.

Asset Retirement Obligations

During the year ended March 31, 2007, Greenbank drilled 22 new wells and participated in the construction of three compressors, all which are subject to retirement obligations. $5,650 was recognized as an accretion expense for the fourth quarter ended March 31, 2007, along with an increase in asset retirement obligations of $154,000. For the year ended March 31, 2007, $22,600 was recognized as an accretion expense along with an increase in asset retirement obligations of $276,800, compared to the year ended March 31, 2006 which had accretion expense of $10,600 and an increase of $87,800 in asset retirement obligations.

Stock-Based Compensation

Greenbank accounts for its stock-based compensation program which includes performance warrants and stock options, using the fair value method. Under this method, a compensation cost is charged to earnings or capitalized as a cost of exploration and development activities, for all stock options and performance warrants granted. The compensation expense related to these programs is recorded in the statement of operations over the vesting period. For the year ended March 31, 2007, $21,500 in compensation expense related to options granted in 2006 and $150,500 in compensation expenses related to options and warrants granted in 2005 were recorded as a stock based compensation expense with a corresponding increase to contributed surplus. For the year ended March 31, 2006, $203,000 was recorded as stock based compensation expense for stock and performance options issued during that period. Stock based compensation expense for the year ended March 31, 2007 decreased 15% compared to the previous year, primarily due to capitalizing $120,000 of stock compensation in the current year, offset by the granting of new options and performance warrants.

Common Shares Outstanding

In April 2006, Greenbank entered into a financing agreement with an underwriter pursuant to which it issued 2,100,000 flow-through common shares and 2,500,000 common shares of Greenbank, at a price of $2.40 per flow-through share and $2.00 per common share, for total gross proceeds of $10 million. Concurrently, Greenbank entered into a private placement of 2,500,000 common shares to existing shareholders at a price of $2.00 per common share. Net proceeds of the offering, totalling $14.3 million, have been used to fund Greenbank's capital program. In accordance with the terms of the offering and pursuant to certain provisions of the Income Tax *Act*, Greenbank renounced for income tax purposes $3 million of exploration expenditures and $2 million of it's development expenditures to the holders of the flow-through common shares effective December 31, 2006. Future tax costs of $1,513,000 associated with renouncing the expenditures was recorded in January 2007. Greenbank incurred $4 million of the qualifying expenditures to December 31, 2006, with the remaining $1 million incurred by the end of February 2007.

Income Taxes

As at March 31, 2007, Greenbank has $1,180,000 in non-capital loss carry-forwards available to reduce future years' income for tax purposes. The non-capital loss and investment tax credit carry-forwards expire as follows:

Year of expiry	Non-capital losses
2009	$1000
2014	$834,000
2015	$345,000
	$1,180,000

At the end of March 2007, Greenbank had approximately $35 million of tax pools available for deduction against future income. The tax pools available were as follows:

($000s)	As of March 31, 2007
Estimated Tax Pools	
Canadian exploration expense	19,011
Canadian development expense	7,765
Canadian oil and gas property expense	2,822
Undepreciated capital cost	3,336
Non-capital losses	1,180
Share capital costs	664
Attributed Canadian royalty income	214
Total	34,992

As at March 31, 2007, $1,025,000 has been recognized as a future income tax liability.

Liquidity and Capital Resources

Greenbank has established two credit facilities with a Canadian chartered bank. Credit Facility A is a $10,500,000 revolving operating demand loan, which bears interest at the bank prime rate plus 1/2%. Credit Facility B is a $4,500,000 non-revolving acquisition/development demand loan, which bears interest at the bank prime rate plus 3/4%. Both Credit Facilities A and B are subject to periodic review by the bank and are secured by a general assignment of book debts and a $35 million floating charge debenture over all assets of Greenbank. Greenbank is authorized to access the credit facilities with prior approval of the Greenbank Board. Greenbank is required to meet certain financial based covenants under the terms of these credit facilities. As at March 31, 2007, Greenbank had drawn $4.5 million on Credit Facility A.

As at March 31, 2007, Greenbank's working capital deficit was $3,662,000. As at March 31, 2006, Greenbank's working capital deficit was $4,015,000.

Capital Expenditures

($000s)	Year ended March 31, 2007	Year ended March 31, 2006
Land	**321**	**2,727**
Seismic	171	931
Drilling and completions	11,887	8,204
Workovers and recompletions	305	1,739
Equipping and facilities	3,171	3,083
Property acquisitions	78	108
Property divestitures	-	(4,530)
Capitalized salaries	387	359
Other	43	60
Total cash capital invested	16,363	12,681
Asset retirement obligation	277	88
Capitalized stock compensation	172	-
Total capital invested	**16,812**	**12,769**

Contractual Obligations

Greenbank is committed to various contractual obligations and commitments in the normal course of operations and financing activities. These are outlined as follows:

1. Office Lease - The minimum annual net lease payments, exclusive of operating costs are as follows:

For The Year Ended March 31	($000s)
2008	88
2009	94
2010	101
2011	25

Outstanding Share Data

As of the date of this Management's Discussion and Analysis, Greenbank had the following securities outstanding:

1. 28,915,099 Greenbank Shares

2. 2,405,000 Greenbank Options

3. 5,437,500 Greenbank Performance Warrants

4. 19,745,000 Greenbank Equalization Warrants

Financial Instruments

As at March 31, 2007 Greenbank had no price hedges in place.

Off Balance Sheet Arrangements

Greenbank does not presently utilize any off-balance sheet arrangements to enhance its liquidity and capital resource positions, or for any other purpose. During the year ended March 31, 2007, Greenbank did not enter into any off-balance sheet transactions.

Related Party Transactions

During the year ended March 31, 2007, Greenbank had no commercial business transactions with related parties.

Changes in Accounting Policies

Greenbank had no significant changes in accounting policies during the years ended March 31, 2007 or 2006.

Impact of New Accounting Policies

Effective April 1, 2008, Greenbank will adopt a series of new standards released by the Canadian Institute of Chartered Accountants, which establish guidance for the recognition and measurement of financial instruments. Section 1530 "Comprehensive Income", Section 3855 "Financial Instruments – Recognition and Measurement" and Section 3865 "Hedges" were released in April 2006 and are effective for interim and annual financial statement years beginning on or after October 1, 2007, for private companies. To accommodate these new sections, there have been a number of amendments to other existing accounting standards. These new standards require that all financial instruments within scope, including derivatives, be included on the balance sheet and measured either at their fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. These standards also specify when gains and losses as a result of changes in fair value are to be recognized in net income or other comprehensive income. Future reporting periods are potentially impacted by these standards but

Greenbank does not currently anticipate any material impact as it currently does not apply hedge accounting and marks all notional commodity contracts to market.

Application of Critical Accounting Estimates

The significant accounting policies used by Greenbank are disclosed in note 2 to its audited consolidated financial statements for the year ended March 31, 2007. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on a regular basis. The emergence of new information and changed circumstance may result in actual results or changes to estimated amounts that differ materially from current estimates. The following discussion identifies the critical accounting policies and practices of Greenbank and helps assess the likelihood of materially different results being reported.

Reserves

Under NI 51-101, "Proved" reserves are defined as those reserves that can be estimated with a high degree of certainty to be recoverable. The level of certainty should result in at least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved reserves. It does not mean that there is a 90% probability that the Proved reserves will be recovered; it means that there must be at least a 90% probability that the given amount or more will be recovered.

"Proved Plus Probable" reserves are the most likely case and are based on a 50% certainty that they will equal or exceed the reserves estimated.

These oil and gas reserve estimates are made using all available geological and reservoir data, as well as historical production data. All of Greenbank's reserves were evaluated and reported on by an independent qualified reserves evaluator. However, revisions can occur as a result of various factors including: actual reservoir performance, changes in price and cost forecasts or a change in Greenbank's plans. Reserve changes will impact the financial results as reserves are used in the calculation of depletion and are used to assess whether asset impairment occurs. Reserve changes also affect other non-GAAP measurements such as finding and development costs, recycle ratios and net asset value calculations.

Depletion

Greenbank follows the full cost method of accounting for oil and natural gas properties. Under this method, all costs related to the acquisition of, exploration for and development of oil and natural gas reserves are capitalized whether successful or not. Depletion of the capitalized oil and natural gas properties and depreciation of production equipment which includes estimated future development costs less estimated salvage values are calculated using the unit-of-production method, based on production volumes in relation to estimated proven reserves.

An increase in estimated proved reserves would result in reduction in depletion expense. A decrease in estimated future development costs would also result in a reduction in depletion expense.

Unproved Properties

The cost of acquisition and evaluation of unproved properties are initially excluded from the depletion calculation. An impairment test is performed on these assets to determine whether the carrying value exceeds the fair value. Any excess in carrying value over fair value is an impairment. When proved reserves are assigned or a property is considered to be impaired, the cost of the property or the amount of the impairment will be added to the capitalized costs for the calculation of depletion.

Ceiling Test

The ceiling test is a cost recovery test intended to identify and measure potential impairment of assets. An impairment loss is recorded if the sum of the undiscounted cash flows expected from the production of the proved

reserves and the lower of cost and market of unproved properties does not exceed the carrying values of the petroleum and natural gas assets. An impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using the future product prices and costs and are discounted using the risk free rate. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material. Any impairment as a result of this ceiling test will be charged to operation as additional depletion and depreciation expense.

Asset Retirement Obligations

Greenbank records a liability for the fair value of legal obligations associated with the retirement of petroleum and natural gas assets. The liability is equal to the discounted fair value of the obligation in the period in which the asset is recorded with an equal offset to the carrying amount of the asset. The liability then accretes to its fair value with the passage of time and the accretion is recognized as an expense in the financial statements. The total amount of the asset retirement obligation is an estimate based on Greenbank's net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The total amount of the estimated cash flows required to settle the asset retirement obligation, the timing of those cash flows and the discount rate used to calculate the present value of those cash flows are all estimates subject to measurement uncertainty. Any change in these estimated would impact the asset retirement liability and the accretion expense.

Stock Based Compensation

Greenbank uses fair value accounting for stock-based compensation. Under this method, all equity instruments awarded to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded.

Income Taxes

The determination of income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

Other Estimates

The accrual method of accounting requires management to incorporate certain estimates including estimates of revenues, royalties and operating costs as at a specific reporting date, but for which actual revenues and costs have not yet been received. In addition, estimates are made on capital projects which are in progress or recently completed where actual costs have not been received by the reporting date. Greenbank obtains the estimates from the individuals with the most knowledge of the activity and from all project documentation received. The estimates are reviewed for reasonableness and compared to past performance to assess the reliability of the estimates. Past estimates are compared to actual results in order to make informed decisions on future estimates.

Risks and Uncertainties

Greenbank is engaged in the exploration, development, production and acquisition of crude oil and natural gas. This business is inherently risky and there is no assurance that hydrocarbon reserves will be discovered and economically produced. Financial risks associated with the petroleum industry include fluctuations in commodity prices, interest rates and currency exchange rates along with the credit risk of Greenbank's industry partners. Operational risks include reservoir performance uncertainties, the reliance on operators of Greenbank's non-operated properties, competition, environmental and safety issues, and a complex and changing regulatory environment. Greenbank is taking steps to reduce its business risks by increasing the number of core areas it has and increasing the number of areas in which it operates. This will spread the operational risks over several areas, reducing the potential impact on

Greenbank of unfavourable operational issues that may occur in any one area. It will also enable Greenbank to control the timing, direction and costs related to exploration and development activities.

Environmental and safety risks are mitigated through compliance with provincial and federal environmental and safety regulations, by maintaining adequate insurance and by adopting appropriate emergency response and safety procedures. Greenbank manages commodity pricing uncertainties with a risk management program that encompasses a variety of financial instruments. These include forward sales contracts on natural gas production and financial sales contracts.

Three Month Period Ended June 30, 2007 - Financial Results and Highlights (as at August 22, 2007)

	Three months ended June 30, 2007	Three months ended June 30, 2006
($000's except per share data)		
Total Revenue	2,621	1,253
Cash flow from operations(1)	1,300	667
Net earnings (loss)	(7,050)	41
per share basic and diluted	(0.24)	0.00
Total assets	32,164	44,179
Current liabilities	5,006	8,367
Long term liabilities	576	298

Note:

(1) Cash flow from operations is a non-GAAP term that represents net earnings adjusted for non-cash items including depletion and depreciation, accretion, future income tax recovery, stock-based compensation, asset write-downs and gains (losses) on sale of assets. Cash flow per share is calculated by dividing cash flow from operations as previously described by the weighted average number of common shares outstanding during the year. Greenbank evaluates its performance based on earnings and cash flow from operations. Greenbank considers cash flow from operations a key measure as it demonstrates Greenbank's ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

Revenue

Production revenue for the three month period ended June 30, 2007 was $2,621,000. For the three month period ended June 30, 2006 production revenue was $1,253,000. The increase in revenue is a result of the 73% growth in production offset by a 21% decrease in average commodity prices received.

Total production revenue is comprised of natural gas, crude oil and NGL for the three months ended June 30, 2007 and 2006.

Pricing

Greenbank's realized natural gas price for the three months ended June 30, 2007 was $7.83 per mcf, a 19% increase compared to the previous year's $6.58 and 18% higher than the AECO daily index which averaged $6.63 per mcf. Greenbank continues to receive higher than the AECO spot price on natural gas sales due to the high heating content of its natural gas production, but as a result the natural gas liquids volumes received are reduced. Greenbank's realized price for its crude oil was $70.18 per bbl for the three months ended June 30, 2007, a 2% decrease over the prior year's price of $71.60, and 2% lower than Edmonton Par price of $71.90. For the three months ended June 30, 2007, the realized price for NGL was $52.36 per bbl, a 28% decrease over the $72.70 reported in the comparable period in the previous year primarily as a result of the addition of lower value ethane production at Wapiti. All of the Greenbank's natural gas production is sold into the spot market at a daily index price, and crude oil and NGLs are sold under short term contracts and as a result prices received fluctuate with the prevailing market prices of crude oil and natural gas. There were no price hedges in place at the end of June 30, 2007.

Production

For the three months ended June 30, 2007, Greenbank's production averaged 598 boe/d consisting of 3,254 mcf/d of natural gas, 23 bbl/d of crude oil and 33 bbl/d of NGLs. Production during the quarter was 73% higher than the same period in 2006 of 340 boe/d as a result of a successful drilling program in the previous year that added eight new natural gas wells at Elmworth and Wapiti. One new crude oil well was added as a result of a successful recompletion at Elmworth. Greenbank's production portfolio is weighted towards natural gas which accounts for 91% of total production for the quarter.

	For the three months ending June 30, 2007		For the three months Ending June 30, 2006	
	Total	Per day	Total	Per day
Natural Gas	296,113 mcf	3,254 mcf/d	179,914 mcf	1,977 mcf/d
Crude Oil	2,062 bbls	23 bbls/d	248 bbls	3 bbls/d
NGLs	2,998 bbls	33 bbls/d	701 bbls	8 bbls/d
Total	54,412 boe	598 boe/d	30,935 boe	340 boe/d

Royalty Expense

Royalty expense, as well as the royalty rate, increased in the three months ended June 30, 2007 primarily as a result of the discontinuance of the ARTC program combined with higher production and natural gas prices. In addition, new wells came on production after June 2006 that were burdened with both Crown royalties and overriding royalties. Greenbank's GCA rebates for the quarter were significantly higher than the comparative period due to an increase in GCA eligible capital spending. The ARTC Greenbank recorded in the three months ended June 30, 2007 relates to royalties paid in the prior year.

Transportation

Greenbank's transportation expense is primarily the cost of transporting natural gas on the Alliance and Nova gas pipelines, combined with amounts for trucking clean oil and emulsion. The transportation expense of $79,000 reported for the three months ended June 30, 2007, increased compared to the $35,000 reported in the comparable quarter, primarily as a result of increased production realized during the year. On a per boe basis, transportation costs have increased 24% from $1.18/per boe reported in the three months ended June 30, 2006 to $1.46 per boe reported in the three months ended June 30, 2007, primarily due to a greater proportion of gas flowing on Nova pipeline which has higher transportation costs.

Operating Costs

Operating expenses in the Quarter of $293,000 or $5.39/boe, include a third party 13th month credit adjustment of $62,000 (1.13 per boe) relating to 2006. Before prior year adjustments operating expenses increased 28% to 355,000 a result of higher producing in 2007 compared to the same period in 2006. On a boe basis, before adjustments, operating expenses for the Quarter decreased 37% to $6.52 from $8.95, primarily as a result of realized operational efficiencies as more wells were bought on-stream, combined with decreased maintenance and processing costs.

Operating Netbacks

The operating netback for the quarter increased 31% to $31.01 per boe compared to $23.68 per boe reported for the comparative year primarily due to an increase in natural gas production and commodity prices, combined with lower operating costs.

These netbacks per boe are comprised of the following:

	Three Months Ended	
	June 30, 2007	June 30, 2006
Production revenue	$48.17	$40.49
Royalty expense, net of ARTC	10.31	6.68
Operating costs	5.39	8.95
Transportation	1.46	1.18
Netback, $/boe 6:1	$31.01	$23.68

General and Administrative Expense

Increased general and administrative costs before recoveries and capitalization was a result of the booking of transaction costs associated with the proposed sale of Greenbank. For the three months ended June 30, 2007, net general and administrative expenses increased 103% to $328,000 compared to $161,000 in the comparable quarter, due to an increase in gross costs combined with decreased overhead recoveries resulting from a reduced first quarter capital program year over year. On a per boe basis the expense increased 16% to $6.02 per boe from $5.21 per boe as a result of higher expenses partially offset by higher production.

Greenbank reallocates to capital, salaries of professional staff directly associated with exploration and development activities. For the three months ended June 30, 2007 these capitalized costs increased 7% to $102,000 compared to $95,000 incurred in the previous year, primarily as a result of increased government remittance costs allocated in the quarter.

Interest Expense

Interest and financing expenses totalled $59,000 during the three months ended June 30, 2007 compared to interest income of $94,000 in the comparable period of prior year. Higher interest rates combined with higher average debt levels used to finance Greenbank's capital program have resulted in the higher expense. Greenbank exited the quarter with approximately $132,000 in bank overdraft and $1.95 million drawn on its credit facility compared to the prior year where no amounts were drawn on the facility until the third quarter.

Depletion and Depreciation

Greenbank's depletion and depreciation is computed quarterly based on estimated reserve additions and adjusted annually based on an independent year end reserves evaluation. The depletion and depreciation expense for the quarter ended June 30, 2007 of $9,332,000 (which includes a provision for future costs of abandonment and restoration), as well as the depletion and depreciation rate of 2.571, which is production over proven reserves, increased compared to the previous year expense of $647,000 and a rate of 2.552. The increase in the expense is primarily due to the write-down of the Corporations' asset base. At June 30, 2007, the estimated fair value of the Corporation's assets, as indicated by an auction process conducted for the Corporation and the resultant proposed third party transaction was less than the net carrying amount for property and equipment by $8.1 million which was recognized as additional depletion expense. DD&A expense per boe increased 715% to $171.51 for the three months ended June 30, 2007, compared to the comparative year's $21.05.

Asset Retirement Obligations

Asset retirement obligations remained static for the three months ended June 30, 2007 as there were no new wells drilled during the first quarter of 2007. Asset retirement obligations for the same period in 2006 increased $25,000 to approximately $293,000. Accretion expense for the three month period ended June 30, 2007 was approximately $8,000 (2006 - $5,000).

Stock-Based Compensation

Greenbank accounts for its stock-based compensation program which includes performance warrants and stock options, using the fair value method. Under this method, a compensation cost is charged to earnings or capitalized as a cost of exploration and development activities, for all stock options and performance warrants granted. The compensation expense related to these programs is recorded in the statement of operations over the vesting period. Stock based compensation expense for the three-months June 30, 2007, decreased 26% to $49,000 compared to the comparable year, primarily due to capitalizing $33,000 of stock compensation in the current year.

Common Shares Outstanding

Income Taxes

For the three months ended June 30, 2007, Greenbank recorded an income tax recovery of $1,039,000 compared to a recovery of $92,000 recorded in the previous year as a result of booking an additional $8.1 million of depletion expense in connection with the estimated fair value of our assets (see Note 3). In June 2006, the federal government substantively enacted a decrease of 0.5% to the federal corporate tax rate at January 1, 2011. This rate reduction, combined with reductions in both federal and provincial tax rates enacted during the second calendar quarter of 2006, were recorded as future tax recoveries in the quarter. Greenbank has no current taxes payable for the three months ended June 30, 2007.

At the end of June 2007, Greenbank had approximately $34 million of tax pools available for deduction against future income. The tax pools available were as follows:

($000s)	As of June 30, 2007
Estimated Tax Pools	
Canadian exploration expense	18,606
Canadian development expense	6,284
Canadian oil and gas property expense	2,859
Undepreciated capital cost	2,615
Non-capital losses	3,017
Share capital costs	620
Attributed Canadian royalty income	214
Total	34,215

Greenbank has non-capital loss carry-forwards expenses available to reduce future years' income for tax purposes. The non-capital loss expires as follows:

Year of expiry	Non-capital losses ($)
2009	1000
2014	834,000
2015	345,000
2027	1,837,000
	3,017,000

Capital Expenditures

The following table summarizes the capital investment for the three months ended June 30, 2007 compared to the same period in 2006.

($000s)	Three months ended June 30, 2007	Three months ended June 30, 2006
Land	33	246
Seismic	4	59
Drilling and completions	167	3,368
Workovers and recompletions	42	246

($000s)	Three months ended June 30, 2007	Three months ended June 30, 2006
Equipping and facilities	29	1,117
Property acquisitions	100	78
Capitalized salaries	102	95
Other	3	6
Total cash capital invested	480	5,215
Asset retirement obligation	-	25
Capitalized stock compensation	48	-
Total capital invested	528	5,240

Liquidity and Capital Resources

Greenbank has a financing commitment consisting of a revolving operating demand loan facility of $10.5 million. The facility bears interest at bank prime rate plus ½, payable monthly and is secured by a $35 million floating charge debenture over all of Greenbank's assets. The borrowing base is subject to a semi-annual review by the bank. The last review was performed in June 2007. Greenbank is authorized to access the credit facilities with prior approval of the Greenbank Board. Greenbank is required to meet certain financial based covenants under the terms of the credit facility. As at March 31, 2007, Greenbank had drawn $4.5 million on the credit facility. As at June 30, 2007, Greenbank had drawn approximately $1.95 million on the credit facility and had approximately $132,000 in bank overdraft.

As at June 30, 2007, Greenbank's working capital deficit was approximately $2,842,000, (June 30, 2006 working capital surplus of $5,683,000) reflecting the activity level of Greenbank during the second half of the year ended March 31, 2007.

Contractual Obligations

Greenbank is committed to various contractual obligations and commitments in the normal course of operations and financing activities. These are outlined as follows:

1. Office Lease - The minimum annual net lease payments, exclusive of operating costs are as follows:

Year Ended March 31,	($000s)
2008	67
2009	94
2010	101
2011	25

Outstanding Share Data

As of the date of this Management's Discussion and Analysis (August 22, 2007), Greenbank had the following securities outstanding:

1. 28,915,099 Greenbank Shares

2. 2,405,000 Greenbank Options

3. 5,437,500 Greenbank Performance Warrants

4. 19,745,000 Greenbank Equalization Warrants

During the three months ended June 30, 2007, Greenbank did not grant or cancel any options.

Financial Instruments

As at June 30, 2007, Greenbank had no price hedges in place.

Off Balance Sheet Arrangements

Greenbank does not presently utilize any off-balance sheet arrangements to enhance its liquidity and capital resource positions, or for any other purpose. During the period ended June 30, 2007, Greenbank did not enter into any off-balance sheet transactions.

Related Party Transactions

During the first quarter of 2007, Greenbank did not enter into commercial business transactions with related parties.

Financial Instruments

Effective January 1, 2007, a series of new standards were released by the Canadian Institute of Chartered Accountants, which establish guidance for the recognition and measurement of financial instruments. Section 1530 "Comprehensive Income", Section 3855 "Financial Instruments – Recognition and Measurement", Section 3861 "Financial Instruments – Disclosure and Presentation" and Section 3865 "Hedges" were released in April 2006 and for private companies are effective for interim and annual financial statement years beginning on or after October 1, 2007. To accommodate these new sections, there have been a number of amendments to other existing accounting standards. These policies provide comprehensive requirements for the recognition and measurement of financial instruments, introduce a new component of equity referred to as accumulated other comprehensive income (**"AOCI"**) and a Statement of Comprehensive Income. In accordance with the transitional provision of these policies, comparative interim financial statements are not to be restated. .

Under these new standards, all financial instruments, including derivatives, are to be recognized on the balance sheet. Derivatives are to be measured at fair value and unrealized gains and losses reported in the statement of operations unless the "normal sale and purchase" exemption is utilized or the derivatives are designated as hedges. All changes in fair value are included in earnings unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income to the extent the hedge is effective, and in earnings to the extent it is ineffective. Greenbank has not identified any material embedded derivatives in any of its financial instruments. Greenbank's other financial instruments (accounts receivable and accounts payable) will be measured at amortized cost using the effective interest rate method. Transaction costs are added to the amount of the associated financial instrument and amortized accordingly.

Section 3865 established standards for when and how hedge accounting may be applied. Hedge accounting continues to be optional and Greenbank does not currently apply hedge accounting.

There is no anticipated impact on Greenbank's financial statements by adopting the new requirements. Greenbank is not yet required to adopt these sections until April 1, 2008.

Accounting Changes

Effective April 1, 2007, Greenbank adopted the revised recommendations of the CICA Handbook Section 1506, "Accounting Changes". Under the revised standards, voluntary changes in accounting policies are permitted only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after April 1, 2008.

Also as of January 1, 2008, Greenbank will be required to adopt CICA Handbook Section 1535, "Capital Disclosures" which will require companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements.

Both new standards were issued in December 2006 and Greenbank is assessing the impact on its financial statements.

Convergence of Canadian GAAP with International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board (the "**ACSB**") issued a strategic plan that will result in Canadian GAAP, as it applies to publicly accountable entities, being converged with International Financial Reporting Standards over a transitional period. The ACSB is expected to develop and release a detailed implementation plan with a transition period initially indicated to be five years. Greenbank will consider the effect that this implementation plan might have on its financial statements during the transition period.

Application of Critical Accounting Estimates

The significant accounting policies used by Greenbank are disclosed in note 2 to the unaudited interim consolidated financial statements for the period ended June 30, 2007 and note 2 to the audited consolidated financial statements for the year ended March 31, 2007. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on a regular basis. The emergence of new information and changed circumstance may result in actual results or changes to estimated amounts that differ materially from current estimates. The following discussion identifies the critical accounting policies and practices of Greenbank and helps assess the likelihood of materially different results being reported.

Reserves

Under NI 51-101, "Proved" reserves are defined as those reserves that can be estimated with a high degree of certainty to be recoverable. The level of certainty should result in at least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved reserves. It does not mean that there is a 90% probability that the Proved reserves will be recovered; it means that there must be at least a 90% probability that the given amount or more will be recovered.

"Proved Plus Probable" reserves are the most likely case and are based on a 50% certainty that they will equal or exceed the reserves estimated.

These oil and gas reserve estimates are made using all available geological and reservoir data, as well as historical production data. All of Greenbank's reserves were evaluated and reported on by an independent qualified reserves evaluator. However, revisions can occur as a result of various factors including: actual reservoir performance, changes in price and cost forecasts or a change in Greenbank's plans. Reserve changes will impact the financial results as reserves are used in the calculation of depletion and are used to assess whether asset impairment occurs. Reserve changes also affect other non-GAAP measurements such as finding and development costs, recycle ratios and net asset value calculations.

Depletion

Greenbank follows the full cost method of accounting for oil and natural gas properties. Under this method, all costs related to the acquisition of, exploration for and development of oil and natural gas reserves are capitalized whether successful or not. Depletion of the capitalized oil and natural gas properties and depreciation of production equipment which includes estimated future development costs less estimated salvage values are calculated using the unit-of-production method, based on production volumes in relation to estimated proven reserves.

An increase in estimated proved reserves would result in reduction in depletion expense. A decrease in estimated future development costs would also result in a reduction in depletion expense.

Unproved Properties

The cost of acquisition and evaluation of unproved properties are initially excluded from the depletion calculation. An impairment test is performed on these assets to determine whether the carrying value exceeds the fair value. Any excess in carrying value over fair value is an impairment. When proved reserves are assigned or a property is considered to be impaired, the cost of the property or the amount of the impairment will be added to the capitalized costs for the calculation of depletion.

Ceiling Test

The ceiling test is a cost recovery test intended to identify and measure potential impairment of assets. An impairment loss is recorded if the sum of the undiscounted cash flows expected from the production of the proved reserves and the lower of cost and market of unproved properties does not exceed the carrying values of the petroleum and natural gas assets. An impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using the future product prices and costs and are discounted using the risk free rate. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material. Any impairment as a result of this ceiling test will be charged to operation as additional depletion and depreciation expense.

Asset Retirement Obligations

Greenbank records a liability for the fair value of legal obligations associated with the retirement of petroleum and natural gas assets. The liability is equal to the discounted fair value of the obligation in the period in which the asset is recorded with an equal offset to the carrying amount of the asset. The liability then accretes to its fair value with the passage of time and the accretion is recognized as an expense in the financial statements. The total amount of the asset retirement obligation is an estimate based on Greenbank's net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The total amount of the estimated cash flows required to settle the asset retirement obligation, the timing of those cash flows and the discount rate used to calculate the present value of those cash flows are all estimates subject to measurement uncertainty. Any change in these estimated would impact the asset retirement liability and the accretion expense.

Stock Based Compensation

Greenbank uses fair value accounting for stock-based compensation. Under this method, all equity instruments awarded to employees and the cost of the services received as considerations are measured and recognized based on the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded.

Income Taxes

The determination of income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

Other Estimates

The accrual method of accounting requires management to incorporate certain estimates including estimates of revenues, royalties and operating costs as at a specific reporting date, but for which actual revenues and costs have not yet been received. In addition, estimates are made on capital projects which are in progress or recently completed where actual costs have not been received by the reporting date. Greenbank obtains the estimates from

the individuals with the most knowledge of the activity and from all project documentation received. The estimates are reviewed for reasonableness and compared to past performance to assess the reliability of the estimates. Past estimates are compared to actual results in order to make informed decisions on future estimates.

Risks and Uncertainties

Greenbank is engaged in the exploration, development, production and acquisition of crude oil and natural gas. This business is inherently risky and there is no assurance that hydrocarbon reserves will be discovered and economically produced. Financial risks associated with the petroleum industry include fluctuations in commodity prices, interest rates and currency exchange rates along with the credit risk of Greenbank's industry partners. Operational risks include reservoir performance uncertainties, the reliance on operators of Greenbank's non-operated properties, competition, environmental and safety issues, and a complex and changing regulatory environment. Greenbank is taking steps to reduce its business risks by increasing the number of core areas it has and increasing the number of areas in which it operates. This will spread the operational risks over several areas, reducing the potential impact on Greenbank of unfavourable operational issues that may occur in any one area. It will also enable Greenbank to control the timing, direction and costs related to exploration and development activities.

Environmental and safety risks are mitigated through compliance with provincial and federal environmental and safety regulations, by maintaining adequate insurance and by adopting appropriate emergency response and safety procedures. Greenbank manages commodity pricing uncertainties with a risk management program that encompasses a variety of financial instruments. These include forward sales contracts on natural gas production and financial sales contracts.

Outlook

Greenbank's current production capacity is approximately 500 boe/d to 550 boe/d.

For the 2007 fiscal year, Greenbank has budgeted approximately $3.6 million for its proposed capital programs. These expenditures are expected to be funded by bank debt and cash flow.

Greenbank has access to credit facilities of $10.5 million subject to periodic review. As at June 30, 2007, Greenbank had drawn approximately $2.1 million on this banking facility, including approximately $132,000 in bank overdraft.

DESCRIPTION OF SHARE CAPITAL OF GREENBANK

General

The authorized capital of Greenbank consists of an unlimited number of Greenbank Shares, an unlimited number of preferred shares, issuable in series and an unlimited number of Greenbank Special Voting Shares. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Greenbank Shares.

Greenbank Shares

The holders of Greenbank Shares will be entitled to: (a) notice of, to attend and to one vote per share, at any meeting of the shareholders of Greenbank (other than meetings of a class or series of shares of Greenbank other than the Greenbank Shares as such); (b) receive dividends as and when declared by the Greenbank Board on the Greenbank Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to any other classes of shares of Greenbank ranking in priority to the Greenbank Shares in respect of dividends; and (c) subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to any other classes of shares of Greenbank ranking in priority to the Greenbank Shares in respect of return of capital on liquidation, wind-up or dissolution, to share rateably, together with the holders of shares of any other class of shares of Greenbank ranking equally with the Greenbank Shares in respect of return of capital on liquidation, wind-up or dissolution, in such assets of Greenbank as are available for distribution.

CONSOLIDATED CAPITALIZATION OF GREENBANK

The following table sets out the capitalization of Greenbank.

Designation of Security	Authorized	Number or Amount Outstanding as at March 31, 2007	Number or Amount Outstanding as at June 30, 2007
		(audited)	(unaudited)
Greenbank Shares	Unlimited	28,915,099	28,915,099
Preferred Shares	Unlimited	Nil	Nil
Special Voting Shares	Unlimited	Nil	Nil
Greenbank Performance Warrants [(1)]	N/A	5,437,500	5,437,500
Greenbank Equalization Warrants[(2)]	NA	19,745,000	19,745,000
Credit Facility[(3)]	N/A	$4,502,000	$2,082,000

Notes:

(1) Represents the Greenbank Performance Warrants, each of which will entitle the holder to acquire one (1) Greenbank Common Share upon payment of $1.50- $2.50 per warrant, subject to certain performance related vesting provisions.

(2) Represents the Greenbank Equalization Warrants, each of which vest only upon the occurrence of a "liquidity event" pursuant to which the holders of Greenbank Shares receive less than $1.50 per share and, once vested, entitles its holder to acquire, for no additional consideration, one-third of a Greenbank Share.

(3) Includes bank overdraft. The credit facility is held with a major chartered bank, for more details see "Liquidity and Capital Resources".

OPTIONS TO PURCHASE SECURITIES

The following table outlines all of the outstanding options to purchase securities of Greenbank as of the date of the Information Circular, excluding Greenbank Performance Warrants and Greenbank Equalization Warrants.

	Number of Greenbank Shares under Option	Exercise Price	Expiry Date	Market Value Upon Grant[(1)]	Market Value as at August 9, 2007[(1)]
Executive Officers (5 individuals)	1,595,000	$1.00/1.40/ 1.75/2.00	Aug 11, 2009 to Nov 26, 2011	N/A	N/A
Directors (3 individuals, other than Executive Officers)	615,000	$1.00	Aug 11, 2009	N/A	N/A
Employees (2 individuals)	195,000	$1.00/1.40/ 1.75/2.00	Aug 11, 2009 to Oct 9, 2011	N/A	N/A
Total	2,405,000				

Note:

(1) There was no public market for the Greenbank Shares on the date of grant of the options.

PRIOR SALES

Greenbank has not issued any Greenbank Shares in the twelve month period prior to the date of this Information Circular.

PRINCIPAL SHAREHOLDERS OF GREENBANK

To the best of the knowledge of the directors and officers of Greenbank, at the Effective Date no person beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of the votes attached to the issued and outstanding Greenbank Shares other than as set out below.

Name	Number of Greenbank Shares	Approximate Percentage Held as at August 23, 2007
ARC Energy Venture Fund 4 Calgary, Alberta	11,478,339[(1)]	39.7% 41.7% fully diluted

Note:

(1) ARC 4 is also the registered holder of 10,000,000 Greenbank Equalization Warrants.

DIVIDENDS

Greenbank has not declared or paid any dividends since its incorporation and does not foresee the declaration or payment of dividends in the near future.

DIRECTORS AND OFFICERS OF GREENBANK

The name, municipality of residence and principal occupation during the last five years of each of the directors and senior officers of Greenbank are as follows:

Name of Municipality Country of Residence	Principal Occupation for the Past Five Years	Position of Office Within Greenbank	Year Became a Director	Number of Greenbank Shares Beneficially Owned as at March 31, 2007 and June 30, 2007
Sig Slotboom [(2)] Calgary, Alberta, Canada	President and CEO of the Corporation since September 2005 [(4)]	Director, President and CEO	April 2006	363,333
Brian Boulanger [(1)(2)] Calgary, Alberta, Canada	Senior Vice President, ARC Financial Corporation (a private investment management firm) and other positions thereat since 1997	Director	August 2004	Nil [(8)]
James Campbell [(2)] Calgary, Alberta, Canada	Independent businessman [(5)]	Director	April 1999	666,667 [(9)]
Cameron McVeigh [(1)] Calgary, Alberta, Canada	President, Camcor Financial Inc. (a private investment management firm) since January 1997	Director	August 2004	Nil [(10)]
John Uncles [(2)] Calgary, Alberta, Canada	President, Montane Resources Ltd. (a private oil and gas company) since November 2003 [(6)]	Director	August 2004	111,460 [(11)]

Name of Municipality Country of Residence	Principal Occupation for the Past Five Years	Position of Office Within Greenbank	Year Became a Director	Number of Greenbank Shares Beneficially Owned as at March 31, 2007 and June 30, 2007
Peter Williams (1)(3) Calgary, Alberta, Canada	President, Annapolis Capital Limited (a private equity management company) since August 2005 (7)	Chairman	August 2004	178,793 (12)
Gary Smith Calgary, Alberta, Canada	Vice President Exploration of the Corporation since August 2004 (13)	Vice President Exploration	N/A	416,117
Steve Irish Calgary, Alberta, Canada	Vice President Land of the Corporation since August 2004 (14)	Vice President Land	N/A	445,839
Brenda Mawhinney Calgary, Alberta, Canada	Vice President Finance and CFO of the Corporation since August 2004 (15)	Vice President Finance and CFO	N/A	160,000
Rob Lutzer Calgary, Alberta, Canada	Vice President Engineering of the Corporation since January 2006 (16)	Vice President Engineering	N/A	70,000
Jody Forsyth Calgary, Alberta, Canada	Executive Vice President, Annapolis Capital Limited (a private equity management company) since August 2005 (17)	Corporate Secretary	N/A	178,793 (12)

Notes:

(1) Member of the Audit, Corporate Governance and Human Resources Committee.

(2) Member of the Reserves and Health, Safety and Environment Committee.

(3) Mr. Williams is the Chairman of the Greenbank Board.

(4) Mr. Slotboom was Vice President Engineering of Greenbank from August 2004 to September 2005. Prior thereto, Mr. Slotboom was a senior exploitation engineer with Devon Canada Corporation from November 2002 to July 2004.

(5) Mr. Campbell was CEO of Greenbank from August 2004 to July 18, 2006 on which date he resigned from the Corporation. Mr. Campbell was a senior geophysicist at Storm Energy Ltd. (since acquired by Harvest Energy Trust) from March 2002 to June 2004.

(6) Mr. Uncles was President of Brigus Resources Ltd. (a private oil and gas exploration and production company) between 1997 and May 2003.

(7) Mr. Williams was Chairman and CEO of Krang Energy Inc. (a private oil and gas company) between December 2001 and July 2005.

(8) Mr. Boulanger is an officer of ARC Financial Corporation that, in turn, is an advisor to and is associated with ARC Equity Management (Fund 4) Ltd., the manager of ARC 4. ARC 4 holds 11,478,339 Greenbank Shares and 10,000,000 Greenbank Equalization Warrants. See "*Principal Shareholders of Greenbank*".

(9) All of the reported Greenbank Shares are held by the Campbell Family Trust.

(10) Mr. McVeigh is the President and Managing Director of Camcor Capital Inc. that, in turn, is the parent of Camcor Financial Inc., the general partner of Camcor 2004 Limited Partnership. Camcor 2004 Limited Partnership holds 2,229,199 Greenbank Shares and 2,000,000 Greenbank Equalization Warrants.

(11) All of the reported Greenbank Shares are held by Mr. Uncles' spouse.

(12) Mr. Williams is the President and Mr. Forsyth is the Executive Vice President of Annapolis Capital Limited, the general partner of Annapolis Investment Limited Partnership I which holds 2,700,000 Greenbank Shares and 2,700,000 Greenbank Equalization Warrants. Mr. Williams and Mr. Forsyth hold 13.6% and 3.6%, respectively, of the units of Annapolis Investment Limited Partnership I (with the 366,428 and 96,428 respective Greenbank Shares indirectly held through such units not being included in the number reported in the above table).

(13) Mr. Smith is Vice President Exploration of Greenbank from August 2004 to present. Prior thereto, Mr. Smith was a senior geologist at Storm Energy Ltd. from April 2002 to July 2004.

(14) Mr. Irish is Vice President Land for Greenbank from August 2004 to present. Prior thereto, Mr. Irish was land manager at Lighting Energy Ltd. from July 2002 to July 2004.

(15) Ms. Mawhinney is Vice President Finance and CFO for Greenbank from August 2004 to present. Prior thereto, Ms. Mawhinney was Vice President Finance and CFO at Delphi Energy Ltd. from September 2003 to July 2004. Prior thereto, Ms. Mawhinney was Vice President Finance and CFO at Atlas Energy Ltd. from October 1999 to August 2003.

(16) Mr. Lutzer is Vice President Engineering for Greenbank from January 2006 to present. Prior thereto, Mr. Lutzer was consulting at Kalida Consulting Ltd. from April 2005 to January 2006. Prior thereto, Mr. Lutzer was COO at Trioil Ltd. from June 2004 to April 2005. Prior thereto, Mr. Lutzer was the Senior Engineer at Baytex Energy Ltd. from June 2001 to May 2004.

(17) Mr. Forsyth was the Vice President, Corporate Development of Krang Energy Inc. (formerly a private oil and gas exploration and production company) between December 2001 and July 2005.

The directors and officers of Greenbank collectively beneficially own, directly or indirectly, approximately 2,366,002 Greenbank Shares (or approximately 8.2% of the issued and outstanding Greenbank Shares) as well as 5,200,000 Greenbank Performance Warrants (or approximately 95.6% of the outstanding Greenbank Performance Warrants) and 550,000 Greenbank Equalization Warrants (or approximately 2.8% of the outstanding Greenbank Equalization Warrants).

Corporate Cease Trade Orders or Bankruptcies

No current director, officer or shareholder holding a sufficient number of securities of Greenbank to affect materially the control of Greenbank is, or has been within the past ten years, a director or executive officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days or became a bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No current director, officer or shareholder holding a sufficient number of securities of Greenbank to affect materially the control of Greenbank has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No current director, officer or shareholder holding a sufficient number of securities of Greenbank to affect materially the control of Greenbank, or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Conflicts of Interest

There are potential conflicts of interest to which some of the directors of Greenbank will be subject in connection with the operations of Greenbank. Situations may arise where some of the business activities of the directors and officers will be in direct competition with Greenbank. In particular, certain directors and officers of Greenbank will be in managerial or director positions with other oil and gas companies, whose operations may, from time to time, be in direct competition with those of Greenbank or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Greenbank. Conflicts, if any, will be subject to the procedures and remedies under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

Securities legislation requires the disclosure of the compensation of certain executive officers, including the Chief Executive Officer, Chief Financial Officer and each of Greenbank's three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer, whose total salary and bonus exceed $150,000 per year (collectively, the "**Named Executive Officers**"), who are serving as executive officers at the end of the most recently completed financial year, and any individuals who would have been included except for the fact that such individual was not serving as an officer of Greenbank at the end of the most recently completed financial year.

As of the date hereof, Greenbank has five (5) Named Executive Officers, all of whom served Greenbank in that capacity during the year ended March 31, 2007.

Summary Compensation Table

The following table and notes thereto set out information concerning the compensation paid to the Named Executive Officers during the years ended March 31, 2007, 2006 and 2005.

	Annual Compensation				Long-Term Compensation	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)** (1)	**Securities Under Options/SARS Granted**	**All Other Compensation** (1) **($)**
Sig Slotboom	2007	135,000	15,000	Nil	40,000	Nil
President	2006	121,667	40,000	Nil	80,000	Nil
	2005	47,915	-	Nil	180,000	Nil
Brenda Mawhinney	2007	135,000	15,000	Nil	40,000	Nil
Chief Financial Officer	2006	121,667	40,000	Nil	80,000	Nil
	2005	47,915	-	Nil	180,000	Nil
Gary Smith	2007	135,000	15,000	Nil	40,000	Nil
Vice President	2006	121,667	40,000	Nil	80,000	Nil
Exploration	2005	47,915	-	Nil	235,00	Nil
Steve Irish	2007	135,000	15,000	Nil	40,000	Nil
Vice President Land	2006	121,667	40,000	Nil	80,000	Nil
	2005	47,915	-	Nil	180,000	Nil
Rob Lutzer (2)	2007	135,000	15,000	Nil	90,000	Nil
Vice President	2006	26,042	-	Nil	250,000	Nil
Engineering	2005	-	-	Nil		Nil

Notes:

(1) The aggregate value of perquisites and benefits paid to each of the Named Executive Officers was less than $50,000 and 10% of total annual salary and bonus paid to each Named Executive Officer.

(2) Mr. Lutzer commenced employment with Greenbank on January 16, 2006.

For the year ended March 31, 2007, Greenbank did not have a long term incentive plan established for the benefit of its executive officers or directors and no loans or other forms of indebtedness were outstanding to any officers or directors.

Performance Warrants

Greenbank is authorized to grant up to 5,437,500 Performance Warrants to directors, officers, employees and consultants of Greenbank. Greenbank Performance Warrants are granted in five series, with each series representing 20% of the total number of Greenbank Performance Warrants and each series having a per share exercise price of $1.50, $1.75, $2.00, $2.25 and $2.50, respectively. Greenbank Performance Warrants vest one-fifth on each of the first five anniversaries of their date of grant and expire on August 11, 2009. All unvested Greenbank Performance Warrants will vest in the context of most transactions that result in a change of control of Greenbank, including the Arrangement. A Greenbank Performance Warrant holder that ceases to be employed by Greenbank in most cases has a period of 60 days to exercise all Greenbank Performance Warrants that were vested on the date that he or she ceased to be employed with Greenbank.

As at the date hereof, there were 5,437,500 Greenbank Performance Warrants outstanding, 4,400,000 of which were granted on August 11, 2004, 850,000 of which were granted on August 30, 2004 and 187,500 which were granted on August 24, 2005. Of these, 3,600,000 were granted to the Named Executive Officers and 1,600,000 were granted to the five outside directors and the Corporate Secretary of Greenbank.

It is a condition to the completion of the Arrangement that all outstanding Greenbank Performance Warrants have been exercised, cancelled or otherwise terminated. Accordingly, prior to the completion of the Arrangement, management of Greenbank will prepare for execution by holders of Greenbank Performance Warrants agreements which provide that all such securities held shall be terminated immediately prior to the Effective Time without the payment of consideration.

Equalization Warrants

In August 2004 and subsequently pursuant to capital calls, Greenbank issued 19,745,000 Greenbank Equalization Warrants in association with the issuance of an equal number of Greenbank Shares at $1.00 per share. A Greenbank Equalization Warrant vests only upon the occurrence of a "liquidity event" pursuant to which the holders of Greenbank Shares receive less than $1.50 per share and, once vested, entitles its holder to acquire, for no additional consideration, one-third of a Greenbank Share.

As at the date hereof, there were 19,745,000 Greenbank Equalization Warrants outstanding, none of which are held by the Named Executive Officers and 17,100,000 of which are held by the directors or the parties for whom they are nominees and the Corporate Secretary of Greenbank.

Pursuant to the Arrangement, holders of Greenbank Equalization Warrants will receive for each Greenbank Equalization Warrant one-third (⅓) of a Greenbank Share and then holders of Greenbank Shares (including Greenbank Shares issued to holders of Greenbank Equalization Warrants) will receive for each Greenbank Share, at the election or deemed election of the holder, 0.1732 Rock Shares or $0.70 in cash, subject to a maximum of $15,000,000 of cash consideration being payable by Rock.

Stock Options

Greenbank has adopted the Greenbank Option Plan pursuant to which Greenbank Options may be granted to directors, officers, employees and consultants of Greenbank. The aggregate number of Greenbank Shares that may be subject to issuance pursuant to Greenbank Options granted under the Greenbank Option Plan shall not exceed 10% of the number of issued and outstanding Greenbank Shares. Greenbank Options are granted by the Greenbank Board who fix the exercise price, the vesting dates and the expiry date applicable to the Greenbank Options at the time of their grant. The number of Greenbank Options granted to any optionee is a function of the level of authority and responsibility of the optionee, the contribution that has been made by the optionee to the business and affairs of Greenbank, the number of Greenbank Options that have already been granted to the optionee, and such other factors

as the Greenbank Board may consider relevant. The Greenbank Option Plan provides that all unvested Greenbank Options will vest in the context of most transactions that result in a change of control of Greenbank. An optionee that ceases to be employed with Greenbank in most cases has a period of 60 days to exercise all Greenbank Options that were vested on the date that he or she ceased to be employed with Greenbank.

As at the date hereof, there were 2,405,000 Greenbank Options outstanding, 1,180,000 of which were granted on August 11, 2004 with an exercise price of $1.00 per share, 240,000 of which were granted on August 30, 2004 with an exercise price of $1.00 per share, 450,000 of which were granted on August 24, 2005 with an exercise price of $1.40 per share, 250,000 of which were granted on January 16, 2006 with an exercise price of $1.75 per share, 220,000 of which were granted on August 21, 2006 with an exercise price of $2.00 per share, 15,000 of which were granted on October 9, 2006 with an exercise price of $1.75 per share and 50,000 of which were granted on November 26, 2006 with an exercise price of $1.75 per share. All Greenbank Options vest one-third on each of the first three anniversaries of their date of grant and expire five years from their date of grant. Of these, 1,595,000 were granted to the Named Executive Officers and 675,000 were granted to the five outside directors and the Corporate Secretary of Greenbank.

It is a condition to the completion of the Arrangement that all outstanding Greenbank Options have been exercised, cancelled or otherwise terminated. Accordingly, prior to the completion of the Arrangement, management of Greenbank will prepare for execution by holders of Greenbank Options agreements which provide that all such securities held shall be terminated immediately prior to the Effective Time without the payment of consideration.

Option Grants During the Year Ended March 31, 2007

The following table sets forth information concerning Greenbank Options granted to the Named Executive Officers during the year ended March 31, 2007.

Name	Greenbank Shares Under Options Granted (#)	% of Total Greenbank Options Granted to Employees During the Twelve Months Ended March 31, 2007	Exercise Price ($/Common Shares)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Sig Slotboom	40,000	14.0	2.00	N/A	August 21, 2011
Brenda Mawhinney	40,000	14.0	2.00	N/A	August 21, 2011
Gary Smith	40,000	14.0	2.00	N/A	August 21, 2011
Steve Irish	40,000	14.0	2.00	N/A	August 21, 2011
Rob Lutzer	40,000	14.0	2.00	N/A	August 21, 2011
	50,000	17.5	1.75	N/A	November 26, 2011

Greenbank has not granted any stock appreciation rights.

Aggregated Option Exercises During the Year Ended March 31, 2007 and Financial Year-End Option Values

No Greenbank Options were exercised by the Named Executive Officers during the year ended March 31, 2007. As at March 31, 2007, 2,270,000 Greenbank Options entitling the officers and directors of Greenbank to acquire Greenbank Shares were outstanding.

Name	Securities Acquired on Exercise (#)	Unexercised Greenbank Options at March 31, 2007 (#)	
		Exercisable	Unexercisable
Sig Slotboom	-	146,667	153,333
Brenda Mawhinney	-	146,667	153,333
Gary Smith	-	183,333	171,667
Steve Irish	-	146,667	153,333
Rob Lutzer	-	-	340,000

Other Plans

As at the date hereof, Greenbank had no retirement plans, pension plans or other forms of retirement compensation for its employees.

Compensation of Directors

The five outside directors of Greenbank receive cash compensation in the form of an annual retainer equal to $15,000 for the Chairman of the Greenbank Board and $12,000 for each of the other outside directors. Greenbank does not pay outside directors meeting fees. During the year ended March 31, 2007, the aggregate cash compensation earned by the five outside directors for services rendered during the period totalled $51,000. The directors have also received non-cash compensation in the form of grants of Greenbank Performance Warrants and Greenbank Options.

Employment Contracts

Greenbank has entered into written employment agreements with each of its Named Executive Officers. Under the terms of each such agreement, upon termination of employment by Greenbank without just cause or resignation by the Named Executive Officer following a change of control (each as defined in the employment agreement), the Named Executive Officer is entitled to a cash payment equal to, in the case of the CEO, 12 times his then monthly salary plus two times his then monthly salary for each year of service (to a maximum of 18 times his then monthly salary) plus 10% of his then annual salary in consideration of the loss of employment benefits, and in the case of each other Named Executive Officer, 12 times his or her then monthly salary plus 10% of his or her then annual salary in consideration of the loss of employment benefits. In addition, Mr. Rob Lutzer, Vice President Engineering of Greenbank, has been granted a retention bonus equal to three times his then monthly salary.

Composition of the Compensation Committee

The members of the Compensation Committee are Mr. Cam McVeigh, Mr. Peter Williams and Mr. Brian Boulanger. The members of the Compensation Committee are chosen from the Greenbank Board. The Compensation Committee members do not receive compensation for their services on the committee per se.

Report on Executive Compensation

Executive compensation is determined by the Compensation Committee and presented to the Greenbank Board for approval. Greenbank believes that the salary and incentive compensation to date is fair and reasonable.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or senior officers of Greenbank are or were, since the beginning of the last completed financial year of Greenbank, indebted to Greenbank or any affiliate of Greenbank.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular, there are no material interests, direct or indirect, of any director or executive officer of Greenbank, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over, or a combination of both, 10% or more of the outstanding Greenbank Shares or any associate or affiliate of any such person, in any transaction within the three years before the date of this Information Circular or in any proposed transaction which has materially affected or would materially affect Greenbank.

INDUSTRY CONDITIONS

Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. In western Canada, the various provincial governments have legislation and regulations that govern land tenure, royalties, production rates, environmental protection, the prevention of waste and other matters. Although it is not expected that any of these controls and regulations will affect the operations of Greenbank in a manner materially different than they would affect other oil and natural gas producers of similar size, the controls and regulations should be considered carefully by investors in the oil and natural gas industry. Outlined below are some of the principal aspects of legislation and regulations governing the oil and natural gas industry. All current legislation is a matter of public record and Greenbank is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing – Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price received by Greenbank depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products, the supply/demand balance and other contractual terms. Oil exports from Canada may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board (the "**NEB**"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB, which requires the approval of the Governor in Council.

Pricing and Marketing – Natural Gas

In Canada, producers of natural gas also negotiate sales contracts directly with natural gas purchasers. The price received by Greenbank depends, in part, on natural gas quality, prices of competing natural gas and other fuels, distance to market, access to downstream transportation, length of contract term, weather conditions, the supply/demand balance and other contractual terms. Natural gas exported from Canada is subject to regulation by the NEB and the government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts continue to meet certain criteria prescribed by the NEB and the government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day) must be made pursuant to an NEB order. Any natural gas exports to be made pursuant to a contract of longer duration or in larger quantities requires an exporter to obtain an export licence from the NEB, which requires the approval of the Governor in Council.

The Government of Alberta also regulates the volume of natural gas that may be removed from that province for consumption elsewhere, based on such factors as reserve availability, transportation arrangements and market considerations.

Pipeline Capacity

As a result of recent pipeline additions and expansions, an excess of natural gas pipeline capacity exists in western Canada, which provides for the ability to deliver all current production to natural gas sales markets.

Currently, the oil pipeline capacity on the inter-provincial pipeline systems is sufficient, however, the possibility of prorating of capacity exists and would affect the ability to market oil production.

Land Tenure

Oil and natural gas located in western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms, usually from two to five years, and on conditions set forth in provincial legislation, which

may include requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are generally granted by lease on such terms and conditions as may be negotiated.

Provincial Royalties and Incentives

For crude oil, natural gas and related production from federal or provincial Crown lands, the royalty regime is a significant factor in the profitability of production operations. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on well productivity, geographical location and field discovery date.

From time to time, the provincial governments have established incentive programs for exploration and development. Such programs often provide for royalty reductions, credits and holidays, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. The trend in recent years has been for provincial governments to reduce the benefits under such programs and to allow them to expire without renewal, and consequently few such programs are currently operative.

Alberta

Royalty rates on oil produced from Alberta Crown lands vary from 10% to 35% for oil produced from pools discovered prior to April 1, 1974, from 10% to 30% for oil produced from pools discovered between April 1, 1974 and September 1, 1992, and from 10% to 25% for oils produced from pools discovered from and after September 1, 1992 ("**Third Tier Wells**"), depending on the depth of the well, production rates and other factors. Third Tier Wells are also subject to a royalty holiday on the lesser of the first $1 million or the first 12 months of production.

The royalty reserved to the Alberta Crown in respect of natural gas production, subject to a few remaining incentives, is between 15% and 35%, in the case of gas produced from wells drilled prior to 1974, and between 15% and 30% in the case of gas produced from wells drilled after 1974, depending on the depth of the well, production rates, the market price of gas and other factors. In some situations, deep marginal gas wells may be subject to a royalty rate of only 5%.

On September 21, 2006, the Government of Alberta announced that it would eliminate the ARTC Program by which certain producers of oil or natural gas had been entitled to a credit against the royalties payable to the Crown, effective January 1, 2007. Legislation officially eliminating the ARTC Program has not yet been passed.

Climate Change

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other "greenhouse gases". In October, 2006, the Government of Canada introduced the *Clean Air Act*, which, if passed, will, among other environmental initiatives, require greenhouse gas emission reductions for various industrial activities, including oil and gas exploration and production. It is anticipated that greenhouse gas emitters will be allowed to meet their emission reduction targets in a number of ways, including perhaps most notably, the trading of credits with other emitters that have exceeded their reduction targets.

Greenbank's exploration and production facilities and other operations emit greenhouse gases, making it possible that Greenbank will be subject to such future federal legislation. Additionally, provincial emission reduction requirements, such as those contained in *Alberta's Climate Change and Emissions Managements Act* (partially in force), may also require the reduction of emissions or emissions intensity from Greenbank's operations and facilities. The direct and indirect costs of these regulations may adversely affect the business of Greenbank.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed after their useful life to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures. A breach of such legislation may result in the imposition of material fines and penalties, the revocation of necessary licences and authorizations and civil liability for pollution damage.

In Alberta, environmental compliance is governed by the *Alberta Environmental Protection and Enhancement Act.*

The operations of Greenbank are, and will continue to be, affected in varying degrees by laws and regulations regarding environmental protection. It is impossible to predict the full impact of these laws and regulations on Greenbank's operations. However, it is not anticipated that Greenbank's competitive position will be adversely affected by current or future environmental laws and regulations governing their current oil and natural gas operations. Greenbank is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to environmental protection. Greenbank also believes that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards.

RISK FACTORS

The risk factors described below are not the only ones facing Greenbank and should be carefully considered in connection with the Arrangement. In addition, Greenbank Securityholders should carefully review and consider all other information contained in this Information Circular before making a decision as to how to vote on the Arrangement Resolution. Following the Arrangement, there can be no assurance that Rock's future exploration and development efforts will result in the discovery and development of commercial accumulations of oil and natural gas.

Reliance on Key Personnel

Greenbank's success depends in large measure on certain key personnel. The loss of the services of such key employees could have a material adverse effect on Greenbank. Greenbank's success will depend in large measure on such individuals.

Greenbank will not have key person insurance in effect for management. The contributions of these individuals to Greenbank's immediate operations are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Greenbank will be able to continue to attract personnel necessary for the development and operation of Greenbank's business. Holders of securities of Greenbank must rely upon the ability, expertise, judgment, discretion, integrity and good faith of Greenbank's management.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Greenbank's long-term commercial success depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves Greenbank may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in reserves will depend not only on Greenbank's ability to explore and develop any properties Greenbank may have from time to time, but also on Greenbank's ability to select and acquire suitable producing properties or prospects. No assurance can be given that Greenbank will be able to, or be able to continue to, locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Greenbank may determine that current markets, terms of

acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that commercial quantities of oil and natural gas will be discovered or acquired by Greenbank.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include: delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, Greenbank will not be fully insured against all of these risks, nor are all such risks insurable. Although Greenbank will maintain liability insurance in an amount considered consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Greenbank could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Operational Dependence

Other companies operate some of the assets in which Greenbank has an interest. As a result, Greenbank has limited ability to exercise influence over the operation of these assets or their associated costs, which could adversely affect Greenbank's financial performance. Greenbank's return on assets operated by others will therefore depend upon a number of factors that may be outside of Greenbank's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Competition

The petroleum industry is competitive in all its phases. Greenbank will compete with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Greenbank's competitors will include oil and natural gas companies that have substantially greater financial resources, staff and facilities than Greenbank. Greenbank's ability to obtain and increase reserves in the future will depend not only on Greenbank's ability to explore and develop its then present properties, but also on Greenbank's ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. Greenbank's operations may require licenses from various governmental authorities. There can be no assurance that Greenbank will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at Greenbank's future projects.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Greenbank's exploration and production facilities and other operations and activities, as acquired, will emit a small amount of greenhouse gases which may subject Greenbank to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements such as those proposed in Alberta's Bill 37: Climate Change and Emissions Management, may require the reduction of emissions or emissions intensity then produced by Greenbank's operations and facilities, if any. The direct or indirect costs of these regulations may adversely affect the business of Greenbank.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Greenbank to incur costs to remedy such discharge. Although Greenbank intends to be in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Greenbank's financial condition, results of operations or prospects.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Greenbank will be affected by numerous factors beyond Greenbank's control. Greenbank's ability to market natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. Greenbank may also be affected by deliverability uncertainties related to the proximity of Greenbank's reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Greenbank's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Greenbank's reserves. Greenbank might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Greenbank's net production revenue causing a reduction in Greenbank's oil and gas acquisition, development and exploration activities. In addition, bank borrowings available to Greenbank may in part be determined by Greenbank's borrowing base. A sustained material decline in prices from historical average prices could reduce such borrowing base, therefore reducing the bank credit available to Greenbank which could require that a portion, or all, of Greenbank's bank debt be repaid.

Substantial Capital Requirements

Greenbank anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If revenues or reserves decline, Greenbank may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance

that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Greenbank. Greenbank's inability to access sufficient capital for its operations could have a material adverse effect on its financial condition, results of operations or prospects.

Additional Funding Requirements

The cash flow from Greenbank's reserves may not be sufficient to fund Greenbank's ongoing activities at all times. From time to time, Greenbank may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Greenbank to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate Greenbank's operations. If the revenues from Greenbank's reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Greenbank's ability to expend the necessary capital to replace Greenbank's reserves or to maintain Greenbank's production. If Greenbank's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Greenbank.

Issuance of Debt

From time to time Greenbank may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Greenbank's debt levels above industry standards. Depending on future exploration and development plans, Greenbank may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Greenbank's articles nor by-laws limit the amount of indebtedness that Greenbank may incur. The level of Greenbank's indebtedness from time to time could impair Greenbank's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time Greenbank may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Greenbank will not benefit from such increases. Similarly, from time to time Greenbank may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Greenbank will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Greenbank and may delay exploration and development activities. To the extent Greenbank is not the operator of its oil and gas properties, it will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Greenbank's claim, which could result in a reduction of the revenue received by Greenbank.

Insurance

Greenbank's involvement in the exploration for and development of oil and natural gas properties may result in Greenbank becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although prior to drilling Greenbank will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, Greenbank may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Greenbank. The occurrence of a significant event that Greenbank is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Greenbank's financial position, results of operations or prospects.

Dividends

At present there is no intention to pay any dividends on the Greenbank Shares. Any decision to pay dividends on the Greenbank Shares will be made by the board of directors of Greenbank on the basis of Greenbank's earnings, financial requirements and other conditions existing at such time.

Conflicts of Interest

Certain of Greenbank's directors are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA.

Limited Operating History

Greenbank will have a limited history of earnings and will be subject to all the risks inherent in the oil and natural gas exploration and production business, including operating and revenue uncertainties, market size, profitability and the ability to raise further capital. Accordingly, Greenbank's prospects must be weighed in light of the risks associated with such companies. There can be no assurances that Greenbank will in fact be successful in overcoming these risks.

Seasonability

Greenbank's development activities are seasonal in nature with activity, particularly in spring and early summer, being subject to weather variation.

INTERESTS OF EXPERTS

Certain legal matters relating to the Arrangement will be passed upon on behalf of Greenbank by Bennett Jones LLP. As of the date hereof, the partners and associates of Bennett Jones LLP own, directly or indirectly, less than 1.0% of the outstanding Greenbank Shares.

Certain information relating to the reserves of the Greenbank Assets has been prepared by AJM. As of the date hereof, the partners and associates of AJM beneficially own, directly or indirectly, none of the outstanding Greenbank Shares.

LEGAL PROCEEDINGS

Greenbank is not currently party to any legal proceedings, nor are any legal proceedings currently being contemplated by Greenbank which are material to its business. Management of Greenbank is currently not aware of any legal proceedings contemplated against Greenbank.

MATERIAL CONTRACTS

The only material contracts entered into, or to be entered into coincident with the Arrangement, by Greenbank within two years of the date of this Information Circular, other than contracts in the ordinary course of business, are as follows:

1. Arrangement Agreement with Rock dated July 31, 2007.

2. Credit Facility Agreement dated July 4 2007.

3. Agency Agreement with Tristone Capital Inc. in respect of the private placement of 2,500,000 common shares of Greenbank and 2,100,000 flow-through common shares of Greenbank dated April 26, 2006.

4. Engagement letter with Tristone Capital Inc. to retain their services as a financial advisor dated April 3, 2007.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of Greenbank is KPMG LLP, Chartered Accountants, Suite 2700, Bow Valley Square II, 205 - 5th Avenue S.W., Calgary, Canada, T2P 4B9.

The registrar and transfer agent for the Greenbank Shares at the date of mailing of this Information Circular is Bennett Jones LLP at its offices in Calgary, Alberta.

SCHEDULE A

FINANCIAL STATEMENTS OF GREENBANK ENERGY LTD.

Auditors' Report to the Directors

We have audited the balance sheets of Greenbank Energy Ltd. (the "Corporation") as at March 31, 2007 and 2006 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as of March 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) "*KPMG LLP*"
Chartered Accountants

Calgary, Canada
June 14, 2007 (except for note 13 which is as of August 9, 2007)

BALANCE SHEETS
(CDN$ thousands)

	March 31, 2007	March 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$-	$1,453
Accounts receivable	4,126	3,251
Prepaid expenses and deposits	194	203
	4,320	4,907
Future income tax asset (Note 9)	-	142
Property, plant and equipment (Note 3)	38,804	25,059
	$43,124	$30,108
LIABILITIES		
Current liabilities:		
Bank indebtedness (Note 4)	$4,502	$-
Accounts payable and accrued liabilities	3,480	8,922
	7,982	8,922
Asset retirement obligations (Note 5)	568	268
Future income tax liability (Note 9)	1,025	-
	9,575	9,190
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	34,259	21,285
Contributed surplus (Note 7)	594	302
Deficit	(1,304)	(669)
	33,549	20,918
	$43,124	$30,108

Commitments (Note 11)
Subsequent events (Note 13)

See accompanying notes to financial statements

On Behalf of the Board of Directors

"Peter Williams"
Chairman

"Cam McVeigh"
Director

STATEMENTS OF OPERATIONS AND DEFICIT

(CDN$ thousands, except per share amounts)

	Year ended March 31, 2007	Year ended March 31, 2006
REVENUE		
Petroleum and natural gas sales	6,288	2,972
Royalties, net of Alberta Royalty Tax Credit	(1,012)	(564)
Interest income	57	19
	5,333	2,427
EXPENSES		
Operating	1,337	735
Transportation	229	64
General and administrative	1,298	883
Stock based compensation (Note 7)	172	203
Depletion, depreciation and accretion	3,090	840
	6,126	2,725
Loss before taxes	(793)	(298)
TAXES		
Future income tax reduction (Note 9)	(158)	(141)
NET LOSS	(635)	(157)
Deficit, beginning of year	(669)	(512)
Deficit, end of year	(1,304)	(669)
Loss per share: (Note 8)		
Basic and diluted	(0.02)	(0.01)

See accompanying notes to financial statements

STATEMENTS OF CASH FLOWS

(CDN$ thousands)

	Year ended March 31, 2007	Year ended March 31, 2006
OPERATING ACTIVITIES		
Net loss	(635)	(157)
Adjustments for items not affecting cash:		
Depletion, depreciation and accretion	3,090	840
Stock based compensation	172	203
Future income tax reduction (Note 9)	(158)	(141)
	2,469	745
Changes in non-cash working capital (Note 10)	396	1,098
	2,865	1,843
FINANCING ACTIVITIES		
Issue of shares (Note 6)	15,040	7,723
Share issue costs (Note 6)	(793)	(3)
Change in operating loan	4,502	-
	18,749	7,720
INVESTING ACTIVITIES		
Property, plant and equipment additions	(16,363)	(17,103)
Acquisition of petroleum and natural gas properties	-	(108)
Proceeds on disposition of petroleum and natural gas properties	-	4,530
Changes in non-cash working capital (Note 10)	(6,704)	(2,426)
	(23,067)	(15,107)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,453)	(5,544)
Cash and cash equivalents, beginning of year	1,453	6,997
Cash and cash equivalents, end of year	-	1,453

See accompanying notes to financial statements

Note 1: NATURE OF OPERATIONS

Greenbank is primarily engaged in the acquisition of, exploration for, and development and production of petroleum and natural gas in Western Canada. Greenbank commenced oil and gas operations on August 11, 2004.

Note 2: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Greenbank have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements are stated in Canadian dollars.

The financial statements include the following significant accounting policies:

Joint Operations

Substantially all of the Corporation's exploration, development and production activities are conducted jointly with others and the financial statements reflect the Corporation's proportionate interest in such activities.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in the bank, less outstanding cheques and money market instruments with a maturity date of not more than 90 days.

Property, Plant and Equipment

Petroleum and Natural Gas Operations

The Corporation accounts for its petroleum and natural gas operations in accordance with the guideline on full cost accounting in the petroleum and natural gas industry whereby all costs associated with the acquisition of, exploration for and development of, petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on undeveloped properties, asset retirement costs, drilling both productive and unproductive wells, production equipment and overhead charges directly related to these activities. Proceeds received from disposal of petroleum and natural gas properties are credited to capitalized costs unless the rate of depletion and depreciation would be altered by more than 20 percent, in which case, a gain or loss on disposal is recorded.

Depletion and Depreciation

All capitalized costs, including production equipment and future development costs, of proved reserves, less the costs of undeveloped properties, are depleted using the unit-of-production method based on total proved reserves as determined annually by independent engineers and updated by management during interim periods. Petroleum and natural gas reserves and production are converted at a ratio of six thousand cubic feet of natural gas to one barrel of oil. Costs of acquiring and evaluating unproven properties are initially excluded from petroleum and natural gas properties for the purpose of calculating depletion. These unproven properties are assessed quarterly to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion and depreciation. Depreciation of head office furniture and equipment is provided for at rates ranging from 10% to 30%.

Ceiling Test

The Corporation evaluates its oil and gas assets at least annually to determine that the costs recorded are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the oil and gas assets. If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproven properties. The cash flows are estimated using the future product prices and costs and are discounted using a risk free rate.

Asset Retirement Obligations

The Corporation records liabilities for the fair value of legal obligations associated with the retirement of long-lived assets in the period in which they are incurred, normally when the asset is purchased or developed. On recognition of the liability there is a corresponding increase in the carrying amount of the related asset known as the asset retirement cost, which is depleted on a unit of production basis over the life of the reserves. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows. Actual costs incurred upon the settlement of the obligations are charged against the liability.

Stock-based Compensation Plan

The Corporation has a stock-based compensation plan as described in Note 6. The Corporation accounts for its stock-based compensation using the fair value method. Under this method, a compensation cost is charged to earnings or capitalized as a cost of exploration and development activities, for all stock options and performance warrants granted, with a corresponding increase to contributed surplus on the balance sheet. The compensation cost is based on the estimated fair value of each option and performance warrant, using the Black-Scholes model that takes into account, as of the date of grant, the exercise price, expected life, current price, expected volatility, expected dividends and risk-free interest rates. The Corporation has not incorporated an estimated forfeiture rate for stock options and performance warrants, rather, the Corporation accounts for actual forfeitures as they occur.

Future Income Taxes

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, estimated future income tax liabilities and assets are recognized based on the tax effects of differences between net costs of assets reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. Future income tax assets are recognized to the extent it is more likely than not that sufficient future taxable income will be available to allow the future income tax asset to be realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

Revenue Recognition

Revenue from the sale of petroleum and natural gas are recorded when title passed to an external party. Revenues are recorded gross of transportation charges incurred by the Corporation.

Per Share Information

Basic earnings per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Diluted per share information is calculated using the treasury stock method that assumes any proceeds received by the Corporation upon the exercise of in-the-money-stock options and warrants, would be used to buy back common shares at the Corporation's most recent net asset value per share. Equalization warrants are excluded from the diluted per share calculation.

Measurement Uncertainty

Certain items recognized in the financial statements are subject to measurement uncertainty. The recognized amounts of such items are based on the Corporation's best information and judgment. Such amounts are not expected to change materially in the near term. They include the amounts for depletion and depreciation, the ceiling test calculation and the asset retirement obligation, which depend on estimates of oil and gas reserves and the economic lives and future cash flows from related assets. The Corporation's oil and gas reserves will be evaluated annually by an independent engineering firm. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be material.

Flow-through Shares

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. To recognize the forgone tax benefits to the Corporation, the future income tax liability and share capital are adjusted by the estimated cost of the renounced tax deduction on the date of renouncement.

Note 3: PROPERTY, PLANT AND EQUIPMENT

March 31, 2007 ($000's)	Cost	Accumulated Depletion and Depreciation	Net Book Value
	$	$	$
Petroleum and natural gas properties	39,417	3,656	35,761
Production equipment	3,205	235	2,970
Furniture, fixtures and office equipment	131	58	73
	42,753	**3,949**	**38,804**

March 31, 2006 ($000's)	Cost	Accumulated Depletion and Depreciation	Net Book Value
	$	$	$
Petroleum and natural gas properties	24,334	780	23,554
Production equipment	1,483	70	1,413
Furniture, fixtures and office equipment	125	33	92
	25,942	**883**	**25,059**

In determining the Corporation's depletion and depreciation, $4,206,000 (March 2006 - $5,757,000) of costs related to unproven properties and seismic were excluded from the costs subject to depletion. Future development costs required to complete wells, for which proved reserves have been assigned, of $13,700,000 (March 2006 - $1,915,000) were added to the Corporation's net book value in the depletion calculation.

For the year ended March 31, 2007, the Corporation capitalized $559,000 of general and administrative costs related to exploration and development activities (March 31, 2005 - $359,000).

The Corporation performed a ceiling test calculation at March 31, 2007 to assess the recoverable value of property, plant and equipment. As at March 31, 2007 no write down was required. The future commodity prices used in the ceiling test calculation were based on March 31, 2007 commodity price forecasts of the Corporation's independent reserve engineers adjusted for differentials specific to the Corporation's reserves. The following table summarizes the future benchmark prices used in the impairment test.

	Crude Oil		*Natural Gas*	*Natural Gas Liquids*			
Pricing assumptions	*West Texas Intermediate ($US/bbl)(1)*	*Edmonton Par Price ($Cdn/bbl)*	*AECO Gas Price ($Cdn/mmbtu)*	*Edmonton Ethane ($Cdn/bbl)*	*Edmonton Propane ($Cdn/bbl)*	*Edmonton Butane ($Cdn/bbl)*	*Edmonton Pentanes ($Cdn/bbl)*
2007	65.00	72.85	7.40	21.30	47.35	58.30	76.50
2008	69.35	77.75	8.00	23.10	50.55	62.20	81.65
2009	70.75	79.35	7.90	22.80	51.55	63.50	83.30
2010	69.00	77.30	8.00	23.10	50.25	61.85	81.15
2011	67.10	75.15	8.25	23.85	48.85	60.10	78.90
Escalate thereafter at	2.0%/yr	2.0%/yr	2.0%/yr	2.0%/yr	2.0%/yr	2.0%/yr	2.0%/yr

(1) Future prices incorporate a $0.88 US/Cdn exchange rate.

Note 4: BANK INDEBTEDNESS

The Corporation has a financing commitment consisting of a revolving operating demand loan facility of $10.5 million. The facility bears interest at bank prime rate plus ½, payable monthly and is secured by a $35 million floating charge debenture over all of the Corporation's assets. The borrowing base is subject to a semi-annual review by the bank.

Note 5: ASSET RETIREMENT OBLIGATION

The Corporation has acquired and developed assets which have related retirement obligations to be incurred at some point in the future. The total future asset retirement obligation was estimated based on the Corporation's net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. At March 31, 2007 the Corporation has estimated the net present value of its asset retirement obligations to be $568,000 (March 31, 2006 - $268,000) based on a total future liability of $1,282,000 (March 31, 2006 - $663,000). These obligations are to be recognized based on the economic lives of the underlying assets, with the majority of costs expected to be made over the next 25 years. A credit adjusted risk-free rate of eight percent, and an inflation rate of two percent (2006- two percent) was used to calculate the fair value of the asset retirement obligation.

The following reconciles the Corporation's asset retirement obligation:

($000's)	**March 31, 2007**	**March 31, 2006**
Asset retirement obligation at beginning of year	268	170
Revisions to liabilities during year	116	18
Liabilities incurred during the year	161	77
Liabilities disposed of during year	-	(8)
Accretion expense	23	11
Asset retirement obligation end of year	**568**	**268**

Note 6: SHARE CAPITAL

(a) **Authorized:**

An unlimited number of Common Shares.

An unlimited number of Preferred Shares, issuable in series.

An unlimited number of Special Voting Shares, issuable in series.

(b) **Issued and outstanding:**

	Number (000's)	Amount ($000's)
Common Shares		
Balance March 31, 2005	14,145	13,563
Private placement to major investors (Note 6c)	7,600	7,599
Issued for cash pursuant to private placement (Note 6d)	70	123
Share issue costs	-	(2)
Balance, March 31, 2006	**21,815**	**21,283**
Private placement, April 26, 2006 (Note 6e)	**7,100**	**15,040**
Share issue costs	-	**(793)**
Tax effect of share issue costs	-	**240**
Tax effect of flow-through shares	-	**(1,513)**
Balance, March 31, 2007	**28,915**	**34,257**
Equalization Warrants (Note 6f)		
Balance March 31, 2005	12,145	1
Private placement to major investors (Note 6c)	7,600	1
Balance, March 31, 2006 and 2007	**19,745**	**2**
Total Share Capital March 31, 2007		**34,259**
Special Voting Shares		
Balance March 31, 2005	7,600	-
Cancelled on private placement to major investors (Note 6c)	(7,600)	-
Balance, March 31, 2006 and 2007	-	-

(c) On June 29, 2005, the Corporation completed a "call" pursuant to which an additional 5,000 Common Shares and 5,000 Equalization Warrants were issued, and an additional 5,000 Special Voting Shares were deemed to have been surrendered to the Corporation. Of the subscription price equal to $1.00 per ordinary unit, $0.9999 was allocated to the Common Share and $0.0001 was allocated to the Equalization Warrant.

On December 2, 2005, the Corporation completed a "call" pursuant to which an additional 2,600 Common Sharesand 2,600 Equalization Warrants were issued and an additional 2,600 Special Voting Shares were deemed to have been surrendered to the Corporation. Of the subscription price equal to $1.00 per ordinary unit, $0.9999 was allocated to the Common Share and $0.0001 was allocated to the Equalization Warrant.

(d) On January 16, 2006, the Corporation issued 70 Common Shares to an officer of the Corporation through a private placement at a price equal to $1.75 per share for gross proceeds of $123,000.

(e) On April 25, 2006, the Corporation entered into a financing agreement with an underwriter pursuant to which it issued 2,100,000 flow-through common shares and 2,500,000 common shares of Greenbank, at a price of $2.40 per flow through share and $2.00 per common share, for total gross proceeds of $10,040,000. Concurrently, the Corporation entered into a private placement issuing 2,500,000 common shares to existing shareholders at a price of $2.00 per common share.

(f) An Equalization Warrant vests only upon the occurrence of a "liquidity event" pursuant to which the holders of Common Shares receive less than $1.50 per share and, once vested, entitles its holder to acquire, for no additional consideration, one-third of a Common Share.

(g) Stock Options

The Corporation has established a stock option plan (the "Plan") under which it has granted options to acquire Common Shares to certain officers, directors and employees. The Plan provides for the granting of options up to 10% of the total Common Shares issued and outstanding. Options granted under the Plan have a term of five years to expiry and vest equally over a three-year period starting on the anniversary date of the grant. The outstanding options are exercisable at various dates to November 23, 2011. As at March 31, 2007, 1,096,667 stock options had vested and the average remaining contractual life of the outstanding stock options is 3.3 years.

Stock option activity related to the Plan was as follows:

	March 31, 2007		March 31, 2006	
	Number of options	Weighted average price	Number of options	Weighted average price
	(000's)	$	(000's)	$
Balance, beginning of year	2,120	1.17	1,420	1.00
Granted	285	1.94	700	1.53
Balance, end of year	**2,405**	**1.26**	**2,120**	**1.17**

The following table provides additional information on the stock options outstanding and exercisable at March 31, 2007:

Range of exercise prices ($/share)	Outstanding options (000's)	Weighted average exercise price ($)	Weighted average contractual life	Options exercisable (000's)
$1.00	1,420	1.00	2.4	947
$1.40	450	1.40	3.4	150
$1.75	315	1.75	4.3	-
$2.00	220	2.00	4.4	-
Total	2,405	1.26	3.3	1,097

(h) Performance Warrants

The Corporation has granted performance warrants to officers, directors and employees of the Corporation, each of which, when vested, entitles the holder thereof to acquire one Common Share at exercise prices between $1.50 and $2.50 per share. Performance warrants granted vest equally over a five-year period starting on the anniversary date of the grant and expire at various dates to August 24, 2010. On March 31, 2007, the 5,437,500performance warrants outstanding had a weighted average remaining contractual life of 2.5 years. As at March 31, 2007, 2,137,500 performance warrants had vested.

(h) Performance Warrants (continued)

The following table sets forth a reconciliation of performance warrant activity to March 31, 2007.

	March 31, 2007		March 31, 2006	
	Number of performance warrants	Weighted average exercise price	Number of performance warrants	Weighted average exercise price
	(000's)	$	(000's)	$
Balance, beginning of year	5,438	2.00	5,250	2.00
Granted	-	-	37.5	1.50
Granted	-	-	37.5	1.75
Granted	-	-	37.5	2.00
Granted	-	-	37.5	2.25
Granted	-	-	37.5	2.50
Balance, end of year	**5,438**	**2.00**	**5,438**	**2.00**

Note 7: STOCK-BASED COMPENSATION

The Corporation has calculated its stock based compensation expense using the Black-Scholes option pricing model to estimate the fair value of stock options and performance warrants issued at the date of the grant.

The weighted average fair value of stock options and performance warrants granted, for the year ended March 31, 2007 was $0.34 and $0.04 respectively, using a risk free interest rates of three to six percent, volatility of 20 percent, dividend rate of zero and an expected life of 5 years.

The following table reconciles the Corporation's contributed surplus:

	March 31, 2007	March 31, 2006
	$	$
Balance, beginning of year	302	99
Stock based compensation expense:		
Stock options	142	160
Performance warrants	30	43
Stock based compensation capitalized:		
Stock options	105	-
Performance warrants	15	-
Balance, end of year	**594**	**302**

Note 8: PER SHARE AMOUNTS

Net loss per share has been based on the following weighted average common shares:

(000's)	Year ended March 31, 2007	Year ended March 31, 2006
Weighted average common shares		
Basic	28,429	18,795
Options	759	509
Performance Warrants	211	52
Diluted	29,399	19,356

The options and performance warrants are anti-dilutive because the Corporation is in a net loss position.

Note 9: INCOME TAXES

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rates to the Corporation's net earnings before income taxes.

The difference results from the following items:

($000's)	Year ended March 31, 2007	Year ended March 31, 2006
Loss before income taxes	(793)	(298)
Statutory tax rate	33.62%	37.12%
Expected income tax reduction	(267)	(111)
Crown charges	92	86
Resource allowance	(60)	(43)
Stock based compensation	58	75
Rate reduction	2	(2)
Attributed Canadian Royalty Income	-	(21)
Valuation allowance	-	(115)
Other	17	(10)
Total income tax reduction	(158)	(141)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at March 31, 2007 and 2006 are presented below:

As at March 31,	**2007**	**2006**
($000's)		
Future income tax assets:		
Asset retirement obligation	**172**	**90**
Non capital losses	**357**	**397**
Attributed Canadian Royalty Income	**21**	**25**
Share issue costs	**201**	**16**
Future income tax liabilities:		
Property, plant and equipment	**(1,776)**	**(386)**
Net future income tax asset (liability)	**(1,025)**	**142**

Non-capital losses carried forward expire in 2017.

Note 10: CHANGE IN NON-CASH WORKING CAPITAL

($000's)	**Year ended March 31, 2007**	**Year ended March 31, 2006**
Change in non-cash working capital was as follows:		
Decrease (increase) in non-cash working capital		
Accounts receivable	**(875)**	**(3,125)**
Prepaid expenses	**9**	**(125)**
Accounts payable	**(5,442)**	**1,922**
Change in non-cash working capital	**(6,308)**	**(1,328)**
Relating to:		
Investing activities	**(6,704)**	**(2,426)**
Operating activities	**396**	**1,098**
Total non-cash working capital deficit	**(6,308)**	**(1,328)**

The following cash payments (receipts) have been included in the determination of earnings (loss):

Interest paid (received)	(57)	3

Note 11: COMMITMENTS:

The Corporation has committed to a five year operating lease commitments for office space, with the remaining payments as follows:

For The Year Ended March 31,	($000's)
2008	**88**
2009	**94**
2010	**101**
2011	**25**

Note 12: FINANCIAL INSTRUMENTS:

Fair value of financial assets

The Corporation's financial instruments recognized in the balance sheet consist of cash and cash equivalents, accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying amounts due to their short terms to maturity. Bank indebtedness' fair value approximates its carrying value due the facility bearing interest at a floating rate.

Credit risk

The Corporation's accounts receivable are with customers and joint venture partners in the petroleum and natural gas business and are subject to normal credit risks.

Note 13: SUBSEQUENT EVENTS:

On July 31, 2007 the Corporation entered into an agreement with Rock Energy Inc. ("Rock"), a public oil and gas company, whereby Rock agreed to acquire all of the issued and outstanding shares of Greenbank by way of a plan of arrangement for a total consideration of $30.2 million, subject to receipt of shareholder, court and regulatory approval and to customary conditions. Pursuant to the plan of arrangement Greenbank shareholders will receive total consideration of $24.9 million consisting of up to $15 million cash and Rock shares valued at $4.05 per share. All holders of stock options and performance warrants have agreed to terminate 100 percent of their securities upon successful completion of the transaction. Immediately prior to the completion of the proposed transaction 19,745,000 equalization warrants will be exercised entitling holders to acquire for no additional consideration one third of a common share, bringing the total common shares outstanding to 35,496,751.

BALANCE SHEETS
(CDN$ thousands) unaudited

	June 30, 2007	March 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$-	$-
Accounts receivable	1,963	4,126
Prepaid expenses and deposits	201	194
	2,164	4,320
Property, plant and equipment (Note 3)	30,000	38,804
	$32,164	$43,124
LIABILITIES		
Current liabilities:		
Bank indebtedness (Note 4)	$2,082	$4,502
Accounts payable and accrued liabilities	2,924	3,480
	5,006	7,982
Asset retirement obligations (Note 5)	576	568
Future income tax liability	-	1,025
	5,582	9,575
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	34,259	34,259
Contributed surplus (Note 7)	677	594
Deficit	(8,354)	(1,304)
	26,582	33,549
	$32,164	$43,124

Commitments (Note 10)
Subsequent events (Note 12)

See accompanying notes to financial statements

STATEMENTS OF OPERATIONS AND DEFICIT

(CDN$ thousands, except per share amounts) unaudited	Three Months Ended	
	June 30, 2007	June 30, 2006
REVENUE		
Petroleum and natural gas sales	2,621	1,253
Royalties, net of Alberta Royalty Tax Credit	(562)	(207)
Interest income	-	94
	2,059	1,140
EXPENSES		
Operating	293	277
Transportation	79	35
General and administrative	328	161
Stock based compensation (Note 7)	49	66
Interest	59	-
Depletion, depreciation and accretion (Note 3)	9,340	652
	10,148	1,191
Loss before taxes	(8,089)	(51)
TAXES		
Future income tax reduction	(1,039)	(92)
NET (LOSS) EARNINGS	(7,050)	41
Deficit, beginning of period	(1,304)	(669)
Deficit, end of period	(8,354)	(628)
Loss per share: (Note 8)		
Basic and diluted	(0.24)	0.00

See accompanying notes to financial statements

STATEMENTS OF CASH FLOWS
(CDN$ thousands) unaudited

	Three Months Ended	
	June 30, 2007	June 30, 2006
OPERATING ACTIVITIES		
Net (loss) earnings	(7,050)	41
Adjustments for items not affecting cash:		
Depletion, depreciation and accretion	9,340	652
Stock based compensation	49	66
Future income tax reduction	(1,039)	(92)
	1,300	667
Changes in non-cash working capital (Note 9)	6,518	(1,933)
	7,818	(1,266)
FINANCING ACTIVITIES		
Issue of shares (Note 6)	-	15,040
Share issue costs (Note 6)	-	(793)
Change in operating loan	(2,420)	-
	(2,420)	14,247
INVESTING ACTIVITIES		
Capital expenditures	(480)	(5,215)
Changes in non-cash working capital (Note 9)	(4,918)	442
	(5,398)	(4,773)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	-	8,208
Cash and cash equivalents, beginning of period	-	1,453
Cash and cash equivalents, end of period	-	9,661

See accompanying notes to financial statements

GREENBANK ENERGY LTD.

Notes to Financial Statements
Three months ended June 30, 2007 and 2006
(all numbers in thousands except per share amounts)

Note 1: NATURE OF OPERATIONS

Greenbank is primarily engaged in the acquisition of, exploration for, and development and production of petroleum and natural gas in Western Canada. Greenbank commenced oil and gas operations on August 11, 2004.

Note 2: SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim financial statements of Greenbank Energy Ltd. have been prepared by management in accordance with accounting principles generally accepted in Canada and following the same accounting policies and methods of computation as the financial statements for the year ended March 31, 2007. The disclosures provided below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and notes thereto in the Company's financial statements for the year ended March 31, 2007. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from these estimates.

Note 3: PROPERTY, PLANT AND EQUIPMENT

June 30, 2007 ($000's)	Cost	Accumulated Depletion and Depreciation	Net Book Value
	$	$	$
Petroleum and natural gas properties	39,867	12,944	26,923
Production equipment	3,280	274	3,006
Furniture, fixtures and office equipment	134	63	71
	43,281	**13,281**	**30,000**

March 31, 2007 ($000's)	Cost	Accumulated Depletion and Depreciation	Net Book Value
	$	$	$
Petroleum and natural gas properties	39,417	3,656	35,761
Production equipment	3,205	235	2,970
Furniture, fixtures and office equipment	131	58	73
	42,753	**3,949**	**38,804**

In determining the Corporation's depletion and depreciation, $4,206,000 (March 2007 - $4,206,000) of costs related to unproven properties and seismic were excluded from the costs subject to depletion. Future development costs required to complete wells, for which proved reserves have been assigned, of $13,700,000 (March 2007 - $13,700,000) were added to the Corporation's net book value in the depletion calculation.

For the three months ended June 30, 2007, the Corporation capitalized $150,000 of general and administrative costs related to exploration and development activities (March 31, 2007 - $559,000).

At June 30, 2007, the estimated fair value as indicated by an auction process conducted for the Corporation and the resultant proposed third party transaction was less than the net carrying amount of property and equipment by $8.1 million which was recognized as additional depletion expense.

Note 4: BANK INDEBTEDNESS

The Corporation has a financing commitment consisting of a revolving operating demand loan facility of $10.5 million. The facility bears interest at bank prime rate plus ½, payable monthly and is secured by a $35 million floating charge debenture over all of the Corporation's assets. The borrowing base is subject to a semi-annual review by the bank. The last review was performed in June 2007.

Note 5: ASSET RETIREMENT OBLIGATIONS

The Corporation has acquired and developed assets which have related retirement obligations to be incurred at some point in the future. The total future asset retirement obligation was estimated based on the Corporation's net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. At June 30, 2007 the Corporation has estimated the net present value of its asset retirement obligations to be $576,000 (March 31, 2007 - $568,000) based on a total future liability of $1,282,000 (March 31, 2007 - $1,282,000). These obligations are to be recognized based on the economic lives of the underlying assets, with the majority of costs expected to be made over the next 25 years. A credit adjusted risk-free rate of eight percent, and an inflation rate of two percent (2007- two percent) was used to calculate the fair value of the asset retirement obligation.

The following reconciles the Corporation's asset retirement obligation:

($000's)	June 30, 2007	March 31, 2007
Asset retirement obligation at beginning of period	568	268
Revisions to liabilities during period	-	116
Liabilities incurred during the period	-	161
Accretion expense	8	23
Asset retirement obligation end of period	**576**	**568**

Note 6: SHARE CAPITAL

(a) Authorized:

An unlimited number of Common Shares.

An unlimited number of Preferred Shares, issuable in series.

An unlimited number of Special Voting Shares, issuable in series.

(b) Issued and outstanding:

	Number	Amount
Common Shares	**(000's)**	**($000's)**
Balance, March 31, 2006	**21,815**	**21,283**
Private placement, April 26, 2006 (Note 6c)	**7,100**	**15,040**
Share issue costs	-	**(793)**
Tax effect of share issue costs	-	**240**
Tax effect of flow-through shares	-	**(1,513)**
Balance, March 31, 2007 and June 30, 2007	**28,915**	**34,257**
Equalization Warrants (Note 6d)		
Balance, March 31, 2006 and 2007 and June 30, 2007	**19,745**	**2**
Total Share Capital June 30, 2007		**34,259**

(c) On April 25, 2006, the Corporation entered into a financing agreement with an underwriter pursuant to which it issued 2,100,000 flow-through common shares and 2,500,000 common shares of Greenbank, at a price of $2.40 per flow through share and $2.00 per common share, for total gross proceeds of $10,040,000. Concurrently, the Corporation entered into a private placement issuing 2,500,000 common shares to existing shareholders at a price of $2.00 per common share.

(d) An Equalization Warrant vests only upon the occurrence of a "liquidity event" pursuant to which the holders of Common Shares receive less than $1.50 per share and, once vested, entitles its holder to acquire, for no additional consideration, one-third of a Common Share. See subsequent event Note 12.

(e) Stock Options

The Corporation has established a stock option plan (the "Plan") under which it has granted options to acquire Common Shares to certain officers, directors and employees. The Plan provides for the granting of options up to 10% of the total Common Shares issued and outstanding. Options granted under the Plan have a term of five years to expiry and vest equally over a three-year period starting on the anniversary date of the grant. The outstanding options are exercisable at various dates to November 23, 2011. As at June 30, 2007, 1,096,667 stock options had vested and the average remaining contractual life of the outstanding stock options is 3.1 years. See subsequent event Note 12.

Stock option activity related to the Plan was as follows:

	June 30, 2007		March 31, 2007	
	Number of options	Weighted average price	Number of options	Weighted average price
	(000's)	$	(000's)	$
Balance, beginning of period	2,405	1.26	2,120	1.00
Granted	-	-	285	1.53
Balance, end of period	**2,405**	**1.26**	**2,405**	**1.26**

The following table provides additional information on the stock options outstanding and exercisable at June 30, 2007:

Range of exercise prices ($/share)	Outstanding options (000's)	Weighted average exercise price ($)	Weighted average contractual life	Options exercisable (000's)
$1.00	1,420	1.00	2.1	947
$1.40	450	1.40	3.2	150
$1.75	315	1.75	4.1	-
$2.00	220	2.00	4.1	-
Total	2,405	1.26	3.1	1,097

(f) Performance Warrants

The Corporation has granted performance warrants to officers, directors and employees of the Corporation, each of which, when vested, entitles the holder thereof to acquire one Common Share at exercise prices between $1.50 and $2.50 per share. Performance warrants granted vest equally over a five-year period starting on the anniversary date of the grant and expire at various dates to August 24, 2010. On June 30, 2007, the 5,437,500 performance warrants outstanding had a weighted average remaining contractual life of 2.2 years. As at June 30, 2007, 2,137,500 performance warrants had vested. See subsequent event Note 12.

Note 7: STOCK-BASED COMPENSATION

The Corporation has calculated its stock based compensation expense using the Black-Scholes option pricing model to estimate the fair value of stock options and performance warrants issued at the date of the grant.

The weighted average fair value of stock options and performance warrants granted, for the three months ended June 30, 2007 was $0.34 and $0.04 respectively, using risk free interest rates of three to six percent, volatility of 20 percent, dividend rate of zero and an expected life of 5 years.

The following table reconciles the Corporation's contributed surplus:

	June 30, 2007	March 31, 2007
	$	$
Balance, beginning of period	594	302
Stock based compensation expense:		
Stock options	42	142
Performance warrants	8	30
Stock based compensation capitalized:		
Stock options	30	105
Performance warrants	3	15
Balance, end of period	**677**	**594**

Note 8: PER SHARE AMOUNTS

Net loss per share has been based on the following weighted average common shares:

(000's)	Three months ended June 30, 2007	Three months ended June 30, 2006
Weighted average common shares		
Basic	28,915	24,546
Options	-	738
Performance Warrants	-	211
Diluted	28,915	25,495

Note 9: CHANGE IN NON-CASH WORKING CAPITAL

($000's)	June 30, 2007	March 31, 2007
Change in non-cash working capital was as follows:		
Decrease (increase) in non-cash working capital		
Accounts receivable	2,163	(875)
Prepaid expenses	(7)	9
Accounts payable	(556)	(5,442)
Change in non-cash working capital	1,600	(6,308)
Relating to:		
Investing activities	6,518	(6,704)
Operating activities	(4,918)	396
Total non-cash working capital deficit	1,600	(6,308)

The following payments (receipts) have been included in the determination of earnings (loss):

	Three months ended June 30,	
	2007	2006
Interest paid (received)	59	(94)

Note 10: COMMITMENTS:

The Corporation has committed to a five year operating lease commitments for office space, with the remaining payments as follows:

For The Year Ended March 31,	($000's)
2008	**67**
2009	**94**
2010	**101**
2011	**25**

Note 11: FINANCIAL INSTRUMENTS:

Fair value of financial assets

The Corporation's financial instruments recognized in the balance sheet consist of cash and cash equivalents, accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying amounts due to their short terms to maturity. Bank indebtedness' fair value approximates its carrying value due the facility bearing interest at a floating rate.

Credit risk

The Corporation's accounts receivable are with customers and joint venture partners in the petroleum and natural gas business and are subject to normal credit risks.

Note 12: SUBSEQUENT EVENTS:

On July 31, 2007 the Corporation entered into an agreement with Rock Energy Inc. ("Rock"), a public oil and gas company, whereby Rock agreed to acquire all of the issued and outstanding shares of Greenbank by way of a plan of arrangement for a total consideration of $30.2 million, subject to receipt of shareholder, court and regulatory approval and to customary conditions. Pursuant to the plan of arrangement Greenbank shareholders will receive total consideration of $24.9 million consisting of Rock shares valued at $4.05 per share and up to $15 million cash. All holders of stock options and performance warrants have agreed to terminate all securities upon successful completion of the transaction. Immediately prior to the completion of the proposed transaction, 19,745,000 equalization warrants will be exercised entitling holders to acquire for no additional consideration one third of a common share, bringing the total common shares outstanding to 35,496,751.

SCHEDULE B

51-101 FORMS

FORM 51-101F2

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS AND AUDITOR

To the board of directors of Greenbank Energy Ltd. (the "Company"):

1. We have evaluated the Company's reserves data as at March 31, 2007. The reserves data consists of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated using constant prices and costs; and

(ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation and audit to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue, (before deduction of income taxes), attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year end March 31, 2007, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management/Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Preparation Date of Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate) (thousand of dollars)			
			Audited	Evaluated	Reviewed	Total
AJM Petroleum Consultants	May 30, 2007	Canada	-	$48,284.90	-	$48,284.90

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above.

AJM Petroleum Consultants
1400, 734 – 7th Avenue S.W.
Calgary, Alberta T2P 3P8

(signed) "*Philip S. Kandel, P.Eng, P.E.*"
Philip S. Kandel, P.Eng, P.E.
Vice-President

Execution date: May 30, 2007

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Greenbank Energy Ltd. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at March 31, 2007 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at March 31, 2007 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented in Appendix E to the Information Circular and Proxy Statement of the Company and Rock Energy Inc. to be dated August 23, 2007.

The Reserves Committee of the board of directors of the Company has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "*Sig Slotboom*"
Sig Slotboom
President

(signed) "*Brenda Mawhinney*"
Brenda Mawhinney
Chief Financial Officer

(signed) "*John Uncles*"
John Uncles
Director

(signed) "*Brian Boulanger*"
Brian Boulanger
Director

August 22, 2007

(This page has been left blank intentionally.)

APPENDIX F

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2)

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c) fixing the time within which the corporation must pay that amount to a shareholder, and

(d) fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14) On:

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

(This page has been left blank intentionally.)

APPENDIX G

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF ROCK

COMPILATION REPORT

To the Board of Directors of Rock Energy Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Rock Energy Inc. as at June 30, 2007 and the unaudited pro forma consolidated statement of income (loss) and comprehensive income (loss) for the six-months ended June 30, 2007 and the unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2006, and have performed the following procedures:

1. Compared the figures in the column captioned "Rock Energy Inc." to the unaudited consolidated financial statements of Rock Energy Inc as at June 30, 2007 and for the six-months ended and to the audited consolidated statement of income of Rock Energy Inc. for the year ended December 31, 2006 respectively and found them to be in agreement.

2. Compared the figures in the column captioned "Greenbank Energy Ltd." in the consolidated statement of income (loss) and comprehensive income (loss) for the six months ended June 30, 2007 to the unaudited statement of operations of Greenbank Energy Ltd. for the six months ended June 30, 2007 that has been calculated using the audited statement of operations of Greenbank Energy Ltd. for the year ended March 31, 2007 and the unaudited interim statements of operations of Greenbank Energy Ltd. for the nine and the three months ended December 31, 2006 and June 30, 2007, respectively and found them to be in agreement.

3. Compared the figures in the column captioned "Greenbank Energy Ltd." in the consolidated statement of income (loss) for the year ended December 31, 2006 to the audited statement of operations of Greenbank Energy Ltd. for the year ended March 31, 2007 and found them to be in agreement.

4. Made enquiries of certain officials of Rock Energy Inc. who have responsibility for financial and accounting matters about:

   a. the basis for determination of the pro forma adjustments; and

   b. whether the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of the Canadian securities legislation.

   The officials:

   a. described to us the basis for determination of the pro forma adjustments; and

   b. stated that the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of the Canadian securities legislation.

5. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Rock Energy Inc" and "Greenbank Energy Ltd" as at June 30, 2007

and for the six months then ended and the year ended December 31, 2006 and found the amounts in the columns captioned "Pro Forma Consolidation." to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

KPMG LLP

Chartered Accountants

Calgary, Canada
August 22, 2007

ROCK ENERGY INC.

Pro Forma Consolidated Balance Sheet

June 30, 2007
(unaudited)

(all amounts in '000)	Rock Energy Inc.	Greenbank Energy Ltd.	Pro Forma Adjustments (note 2)		Pro Forma Consolidated
Assets					
Current assets:					
Accounts receivable	$4,172	$1,963	-		$6,135
Prepaid expenses	817	201	-		1,018
	4,989	2,164			7,153
Property, plant and equipment	78,183	30,000	(1,845)	(a)	106,338
Goodwill	5,748	-	-		5,748
	$88,920	$32,164	(1,845)		$119,239
Liabilities and Shareholders' Equity					
Current liabilities:					
Accounts payable and accrued liabilities	$4,516	$2,924	500	(a)	$7,940
Bank debt	15,741	2,082	1,650	(b)	19,473
	20,257	5,006	2,150		27,413
Future tax liability	5,214	-	(2,468)	(a)	2,746
Asset retirement obligation	2,216	576	155	(a)	2,947
Shareholders' equity:					
Share capital	57,367	34,259	(34,259)	(a)	82,267
			14,378	(a)	
			10,522	(a)	
Contributed surplus	2,098	677	(677)	(a)	2,098
Retained earnings	1,768	(8,354)	8,354	(a)	1,768
	61,233	26,582	(1,682)		86,133
	$88,920	$32,164	(1,845)		$119,239

See accompanying notes to the pro forma consolidated financial statements.

ROCK ENERGY INC.

Pro Forma Consolidated Statement of Income (Loss) and Comprehensive Income (Loss)
For the six months ended June 30, 2007
(unaudited)

(all amounts in '000 except per share amounts)	Rock Energy Inc.	Greenbank Energy Ltd.	Pro Forma Adjustments		Pro Forma Consolidated
		(note 1)	(note 2)		
Revenues					
Oil and gas revenue	$16,812	$4,464	-		$21,276
Royalties	(3,358)	(914)	-		(4,272)
Other income (loss)	49	(81)	-		(32)
	13,503	3,469	-		16,972
Expenses:					
Operating	4,668	811	-		5,479
General and administrative	1,256	855	-		2,111
Interest	462	59	-		521
Stock based compensation	508	(9)	-		499
Depletion, depreciation and accretion	6,021	10,204	(6,767)	(c)	9,458
	12,915	11,920	(6,767)		18,068
Income (loss) before income taxes	588	(8,451)	6,767		(1,096)
Taxes					
Capital tax	60	-	-		60
Future income taxes (reduction)	272	(1,101)	596	(d)	(233)
Net income (loss) and comprehensive income (loss)	256	(7,350)	6,171		(923)
Basic and diluted earnings (loss) per share	$0.01	-	-		$(0.04)

See accompanying notes to the pro forma consolidated financial statements.

ROCK ENERGY INC.

Pro Forma Consolidated Statement of Income (loss)
For the year ended December 31, 2006
(unaudited)

(all amounts in '000 except per share amounts)	Rock Energy Inc.	Greenbank Energy Ltd.	Pro Forma Adjustments		Pro Forma Consolidated
		(note 1)	(note 2)		
Revenues					
Oil and gas revenue	$33,156	$6,288	-		$39,444
Royalties	(6,881)	(1,012)	-		(7,893)
Other income	198	57	-		255
	26,473	5,333	-		31,806
Expenses:					
Operating	9,255	1,566	-		10,821
General and administrative	2,278	1,298	-		3,576
Interest	924	-	-		924
Stock based compensation	1,188	172	-		1,360
Depletion, depreciation and accretion	14,118	3,090	1,290	(c)	18,498
	27,763	6,126	1,290		35,179
Income (loss) before income taxes	(1,290)	(793)	(1,290)		(3,373)
Taxes					
Capital tax	45	-	-		45
Future income taxes (reduction)	(451)	(158)	(387)	(d)	(996)
Net income (loss)	(884)	(635)	(903)		(2,422)
Basic and diluted (loss) earnings per share	$(0.05)	-	-		$(0.09)

See accompanying notes to the pro forma consolidated financial statements.

ROCK ENERGY INC.

Notes to the Pro Forma Consolidated Financial Statements

As at June 30, 2007 and for the six-months then ended and for the year ended December 31, 2006
(tabular amounts expressed in thousands of dollars)
(Unaudited)

1. Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet of Rock Energy Inc. ("Rock" or the "Company") as at June 30, 2007 and the unaudited pro forma consolidated statements of income (loss) and comprehensive income (loss) for the six months ended June 30, 2007 and for the year ended December 31, 2006 have been prepared to reflect the proposed plan of arrangement, pursuant to which Rock will acquire Greenbank Energy Ltd. ("Greenbank").

The pro forma consolidated balance sheet gives effect to the transactions and assumptions described in note 2 as if they had occurred on June 30, 2007 and the pro forma consolidated statements of income (loss) gives effect to the transactions and assumptions described in note 2 as if they had occurred on January 1, 2006.

In the opinion of Rock's management, the pro forma financial statements include all material adjustments necessary for a fair presentation in accordance with generally accepted accounting principles in Canada. The pro forma financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had taken place on the dates indicated or of the results which may be obtained in the future. No adjustments have been made in preparing these pro forma financial statements to reflect the expected operating synergies and administrative cost savings that could result from the operations of the combined companies.

Accounting policies used in the preparation of the pro forma financial statements are in accordance with those disclosed in Rock's audited consolidated financial statements as at and for the year ended December 31, 2006 and the unaudited interim consolidated financial statements as at and for the six months ended June 30, 2007.

The pro forma financial consolidated statements have been prepared from information derived from and should be read in conjunction with Rock's and Greenbank's unaudited interim consolidated financial statements as at and for the six and three months ended June 30, 2007 and the audited consolidated financial statements as at and for the year ended December 31, 2006 and March 31, 2007 respectively.

The pro forma consolidated statement of income (loss) and comprehensive income (loss) for the six months ended June 30, 2007 includes the results of operations of Greenbank for the six months ended June 30, 2007 that has been calculated using the audited statement of operations of Greenbank for the year ended March 31, 2007 and the unaudited interim statement of operations of Greenbank for the nine and the three months months ended December 31, 2006 and June 30, 2007.

ROCK ENERGY INC.

Notes to the Pro Forma Consolidated Financial Statements

As at June 30, 2007 and for the six-months then ended and for the year ended December 31, 2006
(tabular amounts expressed in thousands of dollars)
(Unaudited)

	Three months ended March 31, 2007	Three months ended June 30, 2007	Six months ended June 30, 2007
Revenues			
Oil and gas revenue	$1,843	$2,621	$4,464
Royalties	(352)	(562)	(914)
Other income	(81)	-	(81)
	1,410	2,059	3,469
Expenses:			
Operating	439	372	811
General and administrative	527	328	855
Interest	-	59	59
Stock based compensation	(58)	49	(9)
Depletion, depreciation and accretion	864	9,340	10,204
	1,772	10,148	11,920
Income (loss) before income taxes	(362)	(8,089)	(8,451)
Taxes			
Future income taxes (reduction)	(62)	(1,039)	(1,101)
Net income (loss)	$(300)	$(7,050)	$(7,350)

2. Pro forma assumptions and adjustments:

(a) On the July 31, 2007 Rock signed an agreement to acquire Greenbank by way of a plan of arrangement for total consideration of $25.4 million. The acquisition will be accounted as a purchase of Greenbank by Rock with the results of operations included in the financial statements from the date of the acquisition.

Net assets, at fair value		
Property, plant and equipment	$	28,155
Bank debt		(2,082)
Working capital deficiency		(2,410)
Asset retirement obligation		(731)
Future income tax asset		2,468
	$	25,400

Consideration paid		
Cash	$	14,378
Common shares		10,522
Transaction costs		500
	$	25,400

ROCK ENERGY INC.

Notes to the Pro Forma Consolidated Financial Statements

As at June 30, 2007 and for the six-months then ended and for the year ended December 31, 2006
(tabular amounts expressed in thousands of dollars)
(Unaudited)

A Greenbank shareholder holding approximately 42% of the equity has agreed to exchange its Greenbank shares for 2,565,382 shares of Rock. This entity has also agreed to acquire up to a maximum of 3,703,704 Rock common shares for $15 million cash ($4.05 per share) but not less than 2,469,136 common shares for $10 million cash. The proceeds from the issue of the Rock shares will be used to fund a cash option available to the other Greenbank shareholders. Assuming all the other Greenbank shareholders elect cash, Rock will issue 6,148,149 shares.

(b) The bank debt has been adjusted to reflect the payment of transaction costs that Greenbank will incur prior to closing.

(c) The provision for depletion, depreciation and accretion expense has been adjusted based on combining reserves, production and costs of the property, plant and equipment under the full cost method of accounting for oil and gas properties.

(d) The provision for income taxes has been adjusted to reflect the impact of the above adjustments.

(This page has been left blank intentionally.)

APPENDIX H

SUMMARY OF GREENBANK GLJ ENGINEERING REPORT

SUMMARY OF GREENBANK GLJ ENGINEERING REPORT

Disclosure of Reserves Data

At the request of Rock, GLJ has prepared the Greenbank GLJ Engineering Report dated August 21, 2007 evaluating the proved and probable reserves of Greenbank effective July 1, 2007. This report was prepared in accordance with NI 51-101, using standards consistent with the Canadian Oil and Gas Engineering Handbook.

The following tables, based on the Greenbank GLJ Engineering Report, summarize the oil, natural gas and NGLs reserves attributable to Greenbank and the present value of future net revenue for such reserves using forecast and constant price assumptions and costs.

All evaluations of future net production revenue set forth in the tables below are based on GLJ's pricing assumptions as at July 1, 2007 for the forecast case (June 30, 2007 for the constant case) and are stated for Greenbank's working interest share of reserves (referred to as "Company Gross" in NI 51-101) after direct lifting costs, normal allocated overhead and future capital investments. Greenbank's net interest share is after deduction for royalty burdens payable. It should not be assumed that the discounted future net production revenue estimated by the Greenbank GLJ Engineering Report represents the fair market value of the reserves. There is no assurance that the future price and cost assumptions used in the Greenbank GLJ Engineering Report will prove accurate and variances could be material. The recovery and reserve estimates of oil, natural gas and NGLs provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual oil, natural gas and NGL reserves may be greater than or less than the estimates provided herein.

All of the Greenbank reserves are in Canada and, specifically, in the Province of Alberta. Greenbank does not have any heavy oil or unconventional reserves.

Summary of Oil and Gas Reserves
(Forecast Prices and Costs)

Description[2]	Light and Medium Oil Mbbl		Natural Gas MMcf		Natural Gas Liquids Mbbl		Total Mboe	
	Gross[3]	Net[3]	Gross[3]	Net[3]	Gross[3]	Net[3]	Gross[3]	Net[3]
Proved Producing	31	29	3,148	2481	21	14	577	457
Proved Non-producing	18	17	642	537	9	6	134	113
Proved Undeveloped	0	0	1,188	942	5	4	203	161
Total Proved	49	46	4,978	3959	35	24	914	730
Probable	80	71	5,801	4508	44	30	1091	852
Total Proved plus Probable	129	118	10,779	8,467	79	53	2,005	1,582

Net Present Value of Future Net Revenue
(Forecast Prices and Costs)

Description[2]	Before Tax ($000s) Discounted at					After Tax ($000s) Discounted at				
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Producing	16,338	14,285	12,723	11,501	10,523	16,338	14,285	12,723	11,501	10,523
Proved Non-producing	3,414	2,637	2,123	1,761	1,494	3,414	2,637	2,123	1,761	1,494
Proved Undeveloped	2,562	1,674	1,051	602	271	2,562	1,674	1,051	602	271
Total Proved	22,314	18,596	15,896	13,864	12,288	22,314	18,596	15,896	13,864	12,288
Probable	22,893	16,287	12,103	9,288	7,302	16,455	11,951	9,047	7,057	5,626
Total Proved Plus Probable	45,207	34,884	28,000	23,152	19,589	38,769	30,547	24,943	20,921	17,914

Undiscounted Total Future Net Revenue
(Forecast Prices and Costs)

($000s)	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment Costs	Future Net Revenue Before Income Taxes	Income Tax	Future Net Revenue After Income Taxes
Total Proved	43,833	6,866	9,735	4,008	910	22,314	0	22,314
Total Proved Plus Probable	98,354	17,356	21,441	12,873	1,477	45,207	6,438	38,769

Future Net Revenue by Production Group
(Forecast Prices and Costs)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	2,716
	Natural Gas (including by-products but excluding solution gas from oil wells)	13,181
Total Proved Reserves		15,896
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	5,854
	Natural Gas (including by-products but excluding solution gas from oil wells)	22,146
Total Proved Plus Probable Reserves		28,000

Summary of Oil and Gas Reserves
(Constant Prices and Costs)

Description[2]	Light and Medium Oil Mbbl Gross[3]	Light and Medium Oil Mbbl Net[3]	Natural Gas MMcf Gross[3]	Natural Gas MMcf Net[3]	Natural Gas Liquids Mbbl Gross[3]	Natural Gas Liquids Mbbl Net[3]	Total Mboe Gross[3]	Total Mboe Net[3]
Proved Producing	32	30	3,117	2,454	20	14	572	453
Proved Non-producing	18	17	642	537	9	6	134	113
Proved Undeveloped	0	0	1,188	942	5	4	203	161
Total Proved	50	47	4,948	3,932	35	23	909	726
Probable	80	72	5,800	4,505	44	29	1,090	852
Total Proved plus Probable	130	119	10,749	8,437	78	52	2,000	1,578

Net Present Value of Future Net Revenue
(Constant Prices and Costs)

	Before Tax ($000s) Discounted at					After Tax ($000s) Discounted at:				
Description[2]	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Producing	12,336	10,854	9,713	8,813	8,087	12,336	10,854	9,713	8,813	8,087
Proved Non-producing	2,674	2,030	1,608	1,313	1,097	2,674	2,030	1,608	1,313	1,097
Proved Undeveloped	772	244	(125)	(389)	(581)	772	244	(125)	(389)	(581)
Total Proved	15,782	13,128	11,196	9,737	8,604	15,782	13,128	11,196	9,737	8,604
Probable	15,031	10,459	7,534	5,550	4,142	14,076	9,891	7,178	5,319	3,988
Total Proved Plus Probable	30,814	23,587	18,730	15,287	12,746	29,858	23,019	18,374	15,056	12,592

Undiscounted Total Future Net Revenue
(Constant Prices and Costs)

(000s)	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment Costs	Future Net Revenue Before Income Taxes	Income Tax	Future Net Revenue After Income Taxes
Total Proved	34,158	5,009	8,652	3,947	767	15,782	0	15,782
Total Proved plus Probable	75,762	12,847	18,319	12,617	1,165	30,814	956	29,858

Future Net Revenue by Production Group
(Constant Prices and Costs)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	2,566
	Natural Gas (including by-products but excluding solution gas from oil wells)	8,630
Total Proved Reserves		11,196
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	5,347
	Natural Gas (including by-products but excluding solution gas from oil wells)	13,383
Total Proved Plus Probable Reserves		18,730

Notes on the reserves information:

(1) Reserve numbers may not add due to rounding.

(2) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Developed producing reserves are those reserves that are estimated to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(3) "Gross" reserves are defined as the total remaining recoverable reserves owned, directly and indirectly, by Greenbank before deduction of any royalties.

"Net" reserves are defined as those accruing, directly and indirectly, to Greenbank after Crown and freehold royalties have been deducted.

GLJ Forecast Pricing Assumptions

Year	Exchange Rate	AECO-C Spot	WTI Crude Oil at Oklahoma	Light, Sweet Crude Oil (40° API, 0.3%S) at Edm.	Alberta Natural Gas Liquids Edmonton Propane	Edmonton Butane	Edmonton Pentanes
	$US/$Cdn	$Cdn/Mmbtu	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl
2007[1]	0.930	6.94	66.00	70.00	44.80	56.00	71.40
2008	0.930	7.17	65.00	68.93	44.11	51.00	70.30
2009	0.930	7.28	63.00	66.77	42.74	49.41	68.11
2010	0.930	7.31	61.00	64.62	41.36	47.82	65.92
2011	0.930	7.37	60.50	64.09	41.02	47.42	65.37
2012	0.930	7.63	60.72	64.32	41.17	47.60	65.61
2013	0.930	7.75	61.94	65.63	42.01	48.57	66.95
2014	0.930	7.95	63.18	66.97	42.86	49.56	68.31
2015	0.930	8.12	64.44	68.32	43.73	50.56	69.69
2016	0.930	8.29	65.73	69.71	44.61	51.59	71.10
2017	0.930	8.46	67.05	71.10	45.51	52.62	72.53
thereafter	0.930	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr

Notes:

(1) July to December 2007.
(2) Weighted average historical prices realized for the Greenbank Assets for the year ended December 31, 2005 were $12.29/Mcf for natural gas and $66.56/bbl for NGLs. No crude oil was produced in the year ended December 31, 2005.

GLJ June 30, 2007 Constant Prices

Year	Exchange Rate	AECO-C Spot	WTI Crude Oil At Oklahoma	Light, Sweet Crude Oil (40° API, 0.3%S) at Edm.	Heavy Oil (12° API) at Hardisty	Alberta Natural Gas Liquids Spec Ethane	Edmonton Propane	Edmonton Butane	Edmonton Pentanes
	$US/$Cdn	$Cdn/Mmbtu	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl
2007	0.940	5.49	70.47	79.50	52.59	18.43	50.88	63.60	76.75

Future Development Costs

The table below sets out the development costs deducted in the estimation of future net revenue attributable to proved reserves and proved plus probable reserves.

	Forecast Prices and Costs		Constant Prices and Costs	
	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves	Proved Plus Probable Reserves
	($000s)		($000s)	($000s)
2007	891	2,377	891	2,377
2008	3,117	9,573	3,056	9,386
2009	0	624	0	600
2010	0	0	0	0
2011	0	0	0	0
Remaining Years	0	299	0	255
Total Undiscounted	4,008	12,873	3,947	12,617
Total Discounted at 10% per year	3,703	11,679	3,648	11,468

Rock estimates that internally generated cash flow and available credit facilities will be sufficient to fund the future development costs disclosed above.

Additional Information Concerning Abandonment and Reclamation Costs

The Greenbank GLJ Engineering Report includes well abandonment costs of $1,477,000 undiscounted ($527,000 discounted at 10%) for the total proved plus probable reserves category. Such costs are included in the Greenbank GLJ Engineering Report as deductions in arriving at future net revenue.

QUESTIONS AND OTHER ASSISTANCE

For assistance in completing your Letter of Transmittal and Election Form, please contact the Depositary:

COMPUTERSHARE INVESTOR SERVICES INC.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Toll free: 1-800-564-6253 (North America)
Phone: 1-514-982-7555 (Overseas and Collect Calls)
Email: corporateactions@computershare.com
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier

COMPUTERSHARE INVESTOR SERVICES INC.
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

COMPUTERSHARE INVESTOR SERVICES INC.
600, 530 – 8th Avenue SW
Calgary, Alberta
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Attention: Corporate Actions

END

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